Exhibit 99.1

MERGER PROPOSAL—YOUR VOTE IS VERY IMPORTANT

Dear Textainer Group Holdings Limited Shareholders:

On behalf of the board of directors (the “Textainer Board”) of Textainer Group Holdings Limited (“we”, “our”, “us”, “Textainer”, or the “Company”), we cordially invite you to attend a special general meeting of the shareholders of Textainer to be held on February 22, 2024, at 1:30 p.m., Bermuda Time, at Textainer’s registered office at Century House, 16 Par-La-Ville Road, Hamilton HM 08, Bermuda (the “Special Meeting”), relating to the acquisition of all issued and outstanding common shares of Textainer (the “Company Common Shares”) by Typewriter Parent Ltd. (“Parent”), a newly formed entity affiliated with Stonepeak Partners LLC (“Stonepeak”).

The acquisition will be effected in accordance with the terms and subject to the conditions set forth in an Agreement and Plan of Merger, dated as of October 22, 2023 (as it may be amended from time to time, the “Merger Agreement”). Pursuant to the Merger Agreement, a subsidiary of Parent will be merged with and into Textainer (the “Merger”), with Textainer as the surviving company (the “Surviving Company”), and holders of the Company Common Shares (other than (a) the Company Common Shares owned by Parent, Merger Sub or any other wholly-owned subsidiary of Parent, and in each case not held on behalf of third parties, (b) the Company Common Shares owned by Textainer or any of its wholly-owned subsidiaries, (c) Rollover Shares (as defined in the Merger Agreement), if any, and (d) Dissenting Shares (as defined in the Merger Agreement)) will be entitled to receive $50.00 in cash in exchange for each such Company Common Share owned by them immediately prior to the Merger, without interest and subject to any applicable withholding taxes (the “Per Share Merger Consideration”).

Each issued and outstanding cumulative redeemable perpetual preference share of Textainer (each, a “Company Preference Share” and comprised of 7.000% Series A Cumulative Redeemable Perpetual Preference Shares, and the depositary shares representing a 1/000th interest in each such share, and 6.250% Series B Cumulative Redeemable Perpetual Preference Shares, and the depositary shares representing a 1/000th interest in each such share), will automatically convert into a corresponding preference share of the Surviving Company and will be entitled to the same dividend and all other preferences and privileges, voting rights, relative, participating, optional and other special rights as set forth in their respective certificate of designations in effect as of immediately prior to the Effective Time (as defined below). Within 120 days following the Closing (as defined below), each such issued and outstanding preference share of the Surviving Company will be redeemed by the Surviving Company, and each holder thereof will receive an amount in cash equal to the amount to which such holder is entitled pursuant to the applicable certificate of designations. Consequently, the depositary shares issued in respect of the Company Preference Shares (the “Series A Depositary Shares” and the “Series B Depositary Shares,” respectively) will represent a 1/1000th interest in a corresponding preference share of the Surviving Company. The redemption of preference shares of the Surviving Company will result in the corresponding redemption of the Series A Depositary Shares and the Series B Depositary Shares.

After careful consideration, the Textainer Board, on October 22, 2023, unanimously (a) approved and declared advisable the Merger Agreement, the form of the Statutory Merger Agreement (as it may be amended from time to time, the “Statutory Merger Agreement”), and the transactions contemplated thereby, including the Merger, (b) determined that the terms of the Merger Agreement and the Statutory Merger Agreement and the transactions contemplated thereby, including the Merger, are fair to and in the best interests of Textainer and its Shareholders (as defined below), (c) determined that the Per Share Merger Consideration constitutes fair value for each Company Common Share in accordance with the Companies Act 1981 of Bermuda, as amended (the

“Companies Act”), (d) determined that the conversion of each Company Preference Share into a preference share of the Surviving Company pursuant to the Merger Agreement constitutes fair value for each such Company Preference Share in accordance with the Companies Act, (e) directed that the Merger Agreement, the Statutory Merger Agreement and the Merger be submitted to holders of the Company Common Shares and the Company Preference Shares (together, the “Shareholders”) for their approval and adoption and (f) resolved, subject to the terms and conditions set forth in the Merger Agreement and the Statutory Merger Agreement, to recommend that Shareholders adopt the Merger Agreement and the Statutory Merger Agreement, and the transactions contemplated thereby, including the Merger.

At the Special Meeting, Shareholders will be asked to vote, as applicable, on (a) a proposal to approve and adopt the Merger Agreement and the Statutory Merger Agreement, and the transactions contemplated thereby, including the Merger (the “Merger Proposal”), and (b) a proposal to adjourn the Special Meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to approve the Merger Proposal (the “Adjournment Proposal”). Holders of Series A Depositary Shares and Series B Depositary Shares will be entitled to vote the number of Series A Preference Shares and Series B Preference Shares represented by such depositary shares, respectively.

Assuming a quorum is present, approval of the Merger Proposal requires the affirmative vote of more than 75% of the votes cast on the proposal by holders of the Company Common Shares and the Company Preference Shares, voting together as if they were a single class. Assuming a quorum is present, approval of the Adjournment Proposal requires the affirmative vote of a majority of the votes cast on the proposal by holders of the Company Common Shares and the Company Preference Shares, voting together as if they were a single class.

The Textainer Board unanimously recommends that you vote, as applicable, “FOR” approval of the Merger Proposal and “FOR” approval of the Adjournment Proposal.

The Textainer Board has set January 5, 2024 as the record date for determining Shareholders entitled to vote at the Special Meeting. Your vote is very important. Whether or not you plan to attend the Special Meeting, please complete, date, sign and return, as promptly as possible, the enclosed proxy card (the “Proxy Card”) in the envelope provided, or submit your proxy by telephone or the Internet unless you hold your Company Common Shares on the South African branch register of Shareholders kept and maintained by or on behalf of Textainer (such register, the “South African Branch Register” and such Shareholders, the “South African Shareholders”). Whether or not you plan to attend the Special Meeting, if you hold your Company Common Shares on the South African Branch Register, you are urged as promptly as possible to do the following:

(i)

if either (a) your Company Common Shares have not been dematerialised and are accordingly evidenced by physical share certificates (each such Shareholder, a “Certificated South African Shareholder”) or (b) your Company Common Shares have been dematerialised with “Own-Name” registration, dematerialisation being the process whereby physical share certificates are replaced with electronic records evidencing ownership of Company Common Shares for the purposes of the settlement and clearing system used by the JSE, managed by Strate Proprietary Limited, registration number 1998/022242/07, a limited liability company duly incorporated under the laws of South Africa (“Strate”) (such process “Dematerialised”), complete the enclosed form of proxy (the “Form of Proxy”) in accordance with the instructions contained therein; or

(ii)

if your Company Common Shares have been Dematerialised without “Own-Name” registration, provide (a) your Central Securities Depository Participant, being a “participant” as defined in the South African Financial Markets Act including any nominee of such participant (“CSDP”), or (b) your Broker (as defined below), being a person registered as a “broking member equities” as defined in the South African Financial Markets Act including any nominee of such person, with your voting instructions in the manner stipulated in the custody mandate agreement with such CSDP or Broker that governs your relationship with such CSDP or Broker in respect of your Dematerialised Shares (each, a “Custody Agreement”) for such instructions.

The accompanying proxy statement provides important information regarding the Special Meeting and a description of the Merger Agreement and the Statutory Merger Agreement, and the transactions contemplated thereby, including the Merger. We urge you to read the accompanying proxy statement (and any documents incorporated by reference into the accompanying proxy statement) carefully and in its entirety. Please pay particular attention to “Risk Factors” beginning on page 14 of the accompanying proxy statement.

If you are a Shareholder who is not a South African Shareholder and have any questions or need assistance voting your Company Common Shares or Company Preference Shares, please contact Georgeson LLC, our proxy solicitor for Shareholders who are not South African Shareholders, by calling toll free at 888-275-8475.

If you are a South African Shareholder and have any questions or need assistance voting your Company Common Shares or Company Preference Shares, please contact Computershare, S.A., our proxy solicitor for South African Shareholders, by calling toll free at 086-110-0930.

Sincerely,

/s/ Olivier Ghesquiere
Olivier Ghesquiere President and Chief Executive Officer

Neither the United States Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Merger and related agreements and transactions, passed upon the merits or fairness of the Merger or related agreements and transactions or determined if this proxy solicitation is truthful or complete. Any representation to the contrary is a criminal offense.

The accompanying proxy statement is dated January 17, 2024 and, together with the accompanying Proxy Card and Form of Proxy (the Proxy Card and Form of Proxy hereinafter, collectively, the “Proxy Documents”), is first being made available to Shareholders on or about January 17, 2024.

NOTICE OF SPECIAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON FEBRUARY 22, 2024

Notice is hereby given that a special general meeting (the “Special Meeting”) of the shareholders of Textainer Group Holdings Limited, an exempted company limited by shares incorporated under the laws of Bermuda (“Textainer”), will be held on February 22, 2024, at 1:30 p.m., Bermuda Time, at Textainer’s registered office at Century House, 16 Par-La-Ville Road, Hamilton HM 08, Bermuda, for the following purposes:

1.

To consider and vote on a proposal to approve and adopt (a) the Agreement and Plan of Merger, dated as of October 22, 2023 (as it may be amended from time to time, the “Merger Agreement”), by and among Textainer, Typewriter Parent Ltd., an exempted company limited by shares incorporated under the Companies Act (2023 Revision) of the Cayman Islands (“Parent”), and Typewriter Merger Sub Ltd., an exempted company limited by shares incorporated under the Laws of Bermuda and a subsidiary of Parent (“Merger Sub”), a copy of which is attached as Annex A to the accompanying proxy statement accompanying this notice, (b) the form of Statutory Merger Agreement (as it may be amended from time to time, the “Statutory Merger Agreement”), by and among Textainer, Parent, and Merger Sub, substantially in the form set forth in Exhibit B to the Merger Agreement, attached as Annex B to the accompanying proxy statement accompanying this notice, pursuant to which Merger Sub will merge with and into Textainer (the “Merger”), with Textainer continuing as the surviving company (the “Surviving Company”) and a subsidiary of Parent and (c) the transactions contemplated thereby, including the Merger (the “Merger Proposal”); and

2.

To consider and vote on a proposal to adjourn the Special Meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to approve the Merger Proposal (the “Adjournment Proposal”).

The approval by Shareholders (as defined below) of the Merger Proposal is required to complete the Merger described in the accompanying proxy statement.

The Merger Proposal and Adjournment Proposal are described in the accompanying proxy statement. We urge you to read the accompanying proxy statement, including any documents incorporated by reference, and the annexes carefully and in their entirety. Textainer will transact no other business at the Special Meeting except such business as may properly be brought before the Special Meeting or any adjournments or postponements thereof.

RECOMMENDATION OF THE BOARD OF DIRECTORS OF TEXTAINER:

After careful consideration, the board of directors of Textainer (the “Textainer Board”), on October 22, 2023, unanimously (a) approved and declared advisable the Merger Agreement, the form of the Statutory Merger Agreement, and the transactions contemplated thereby, including the Merger, (b) determined that the terms of the Merger Agreement and the Statutory Merger Agreement and the transactions contemplated thereby, including the Merger, are fair to and in the best interests of Textainer and its Shareholders (as defined below), (c) determined that the Per Share Merger Consideration (as defined in the accompanying proxy statement) constitutes fair value for each common share of Textainer (the “Company Common Shares”) in accordance with the Companies Act 1981 of Bermuda, as amended (the “Companies Act”), (d) determined that the conversion of each series of cumulative redeemable perpetual preference shares of Textainer, including those designated as 7.000% Series A Cumulative Redeemable Perpetual Preference Shares and 6.250% Series B Cumulative Redeemable Perpetual Preference Shares into preference shares of the Surviving Company pursuant to the Merger Agreement constitutes fair value for each Company Preference Share in accordance with the Companies Act, (e) directed that the Merger Agreement, the Statutory Merger Agreement and the Merger be submitted to holders of the Company Common Shares and the Company Preference Shares (together, the “Shareholders”) for their approval and adoption and (f) resolved, subject to the terms and conditions set forth in the Merger Agreement and the Statutory Merger Agreement, to recommend that Shareholders adopt the Merger Agreement and the Statutory Merger Agreement, and the transactions contemplated thereby, including the Merger.

The Textainer Board unanimously recommends that you vote, as applicable, “FOR” approval of the Merger Proposal and “FOR” approval of the Adjournment Proposal.

WHO MAY VOTE:

The Textainer Board has fixed the close of business on January 5, 2024 as the record date (the “record date”) for determining Shareholders entitled to receive notice of, and to vote at, the Special Meeting and any adjournments or postponements thereof. Only Shareholders (including holders of depositary shares) at the close of business on January 5, 2024, the record date for the Special Meeting, will be entitled to notice of, and to vote at, the Special Meeting or any adjournments or postponements thereof. Each Company Common Share and Company Preference Share is entitled to one vote. Holders of Series A Depositary Shares and Series B Depositary Shares will be entitled to vote the number of Series A Preference Shares and Series B Preference Shares represented by such depositary shares, respectively.

A quorum of Shareholders is necessary to transact business at the Special Meeting. Two or more persons present at the start of the Special Meeting and representing in person or by proxy more than 50% of the total issued shares entitled to vote at the Special Meeting ordinarily will form a quorum for the transaction of business at the Special Meeting, however, for the Merger Proposal, a quorum requires two or more persons present at the start of the Special Meeting and representing in person or by proxy more than one-third of the total issued shares entitled to vote at the Special Meeting. The Company Common Shares and the Company Preference Shares represented by any proxy will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by Textainer prior to the close of voting at the Special Meeting or any adjournment or postponement thereof. Any proxies returned without instructions will be voted FOR the proposals set forth on this Notice of Special General Meeting of Shareholders.

VOTE REQUIRED FOR APPROVAL:

Your vote is very important. We cannot complete the Merger without the approval of the Merger Proposal. Assuming a quorum is present, approval of the Merger Proposal requires the affirmative vote of more than 75% of the votes cast on the proposal by holders of the Company Common Shares and the Company Preference Shares, voting together as if they were a single class. Assuming a quorum is present, approval of the Adjournment Proposal requires the affirmative vote of a majority of the votes cast on the proposal by holders of the Company Common Shares and the Company Preference Shares, voting together as if they were a single class.

IF YOU ARE NOT A SOUTH AFRICAN SHAREHOLDER, WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING, PLEASE PROMPTLY MARK, SIGN AND DATE THE ACCOMPANYING PROXY CARD AND RETURN IT AS PROMPTLY AS POSSIBLE AS INSTRUCTED THEREIN, OR SUBMIT YOUR PROXY BY TELEPHONE OR INTERNET. IF YOUR SHARES ARE HELD IN THE NAME OF A BROKER OR OTHER NOMINEE, PLEASE FOLLOW THE INSTRUCTIONS ON A VOTING INSTRUCTION CARD FURNISHED BY THE RECORD HOLDER.

IF YOU ARE A CERTIFICATED SOUTH AFRICAN SHAREHOLDER OR A SOUTH AFRICAN WHO HOLDS DEMATERIALISED COMPANY COMMON SHARES WITH “OWN-NAME” REGISTRATION, WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING, YOU ARE URGED AS PROMPTLY AS POSSIBLE TO COMPLETE THE ENCLOSED FORM OF PROXY IN ACCORDANCE WITH THE INSTRUCTIONS CONTAINED THEREIN. IF YOU ARE A SOUTH AFRICAN SHAREHOLDER WHO HOLDS DEMATERIALISED COMPANY COMMON SHARES WITHOUT “OWN-NAME” REGISTRATION WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING, YOU ARE URGED AS PROMPTLY AS POSSIBLE TO PROVIDE YOUR CSDP OR BROKER WITH YOUR VOTING INSTRUCTIONS.

By order of the Board of Directors,

/s/ Olivier Ghesquiere
Olivier Ghesquiere President and Chief Executive Officer January 17, 2024

i

ABOUT THIS PROXY STATEMENT

This proxy statement incorporates important business and financial information from documents filed with or furnished to the SEC not included in or delivered with this proxy statement. You should rely only on the information contained in or incorporated by reference into this proxy statement. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this proxy statement. This proxy statement is dated January 17, 2024. You should not assume that the information contained in this proxy statement is accurate as of any date other than that date. You should not assume that the information incorporated by reference into this proxy statement is accurate as of any date other than the date of such information. Our delivery of this proxy statement to Shareholders in connection with the Merger will not create any implication to the contrary.

If you are in any doubt as to the contents of this proxy statement or what action you should take, you are recommended to seek your own personal financial advice immediately from your stockbroker, bank manager, solicitor, accountant or other independent financial adviser authorized under the appropriate legislation in your jurisdiction, and in South Africa being duly authorized under the South African Financial Advisory and Intermediary Services Act, No 37 of 2002, as amended (the “Fais Act”).

South African Shareholders

The information contained in this proxy statement constitutes factual information as contemplated in section 1(3)(a) of the Fais Act and accordingly should not be construed as express or implied advice in relation to, or a recommendation, guide or proposal that, the Merger is appropriate to the particular investment objectives, financial situations or needs of any Shareholder, and nothing in this proxy statement should be construed as constituting the canvassing for, or marketing or advertising of, financial services in South Africa. None of Textainer, Parent or Merger Sub are financial services providers licensed as such under the Fais Act. Moreover, nothing in this document should be viewed, or construed, as “advice”, as that term is used in the South African Financial Markets Act, No 19 of 2012, as amended.

All Shareholders

This proxy statement does not constitute an offer to sell, or the solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction where or from any person to whom it is unlawful to make any such offer or solicitation. In particular, this proxy statement does not constitute an offer to the public as contemplated in section 95 of the South African Companies Act, No 71 of 2008, as amended. Information contained in this proxy statement regarding Parent and its affiliates has been provided by Parent, and information contained in this proxy statement regarding Textainer and its affiliates has been provided by Textainer.

If you have additional questions about the Transactions, need assistance in submitting your proxy or voting your Company Common Shares or Company Preference Shares, or need additional copies of the proxy statement or the enclosed Proxy Documents, please contact our Proxy Solicitor at the following:

For Shareholders who are not South African Shareholders:

1290 Avenue of the Americas, 9th Floor

New York, NY 10104

Shareholders, Banks and Brokers

Call Toll Free:

888-275-8475

For Shareholders who are South African Shareholders:

Computershare Investor Services Proprietary Limited

(Registration number: 2004/003647/07)

Rosebank Towers

15 Biermann Avenue

Rosebank

Johannesburg, South Africa, 2196

Call Toll Free:

086-110-0930

To obtain timely delivery of requested materials, you must request the information no later than February 14, 2024, five business days prior to the Special Meeting.

Unless otherwise indicated or as the context otherwise requires, all references in this proxy statement to the following terms shall have the meanings set out below, and grammatical variations thereof shall have the corresponding meanings:

“acquisition proposal” means any inquiry, offer, indication of interest or proposal from any Person or group (other than Parent and Merger Sub pursuant to the Merger Agreement) providing for, directly or indirectly, in one transaction or a series of transactions: (A) the issuance, sale, acquisition or other disposition (including by way of merger, consolidation, sale of equity interests, share exchange, joint venture, business combination or otherwise) of securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such securities) by such Person or group of more than 20% of the outstanding voting power or other equity securities of Textainer or any tender offer or exchange offer that if consummated would result in any person or group beneficially owning more than 20% of the outstanding voting power or other equity securities of Textainer; (B) a merger, consolidation, business combination, recapitalization, reorganization or other similar transaction involving Textainer or its subsidiaries (i) pursuant to which any Person or group, other than holders of the Company Common Shares (as a group) immediately prior to the consummation of such transaction, would hold, directly or indirectly, equity interests in the surviving or resulting entity of such transaction representing more than 20% of the voting power of the surviving or resulting entity or (ii) as a result of which holders of the Company Common Shares (as a group) immediately prior to the consummation of such transaction would hold, directly or indirectly, equity interests in the surviving or resulting entity of such transaction representing less than 80% of the voting power of the surviving or resulting entity; or (C) a sale, lease, exchange, mortgage, pledge, transfer or other disposition of more than 20% of the assets or businesses of Textainer and its subsidiaries on a consolidated basis (determined whether by fair market or book value basis).

v

“Adjournment Proposal” means the proposal by the Textainer Board to Shareholders to adjourn the Special Meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to approve the Merger Proposal;

“beneficial owner” of a Company Common Share means direct ownership of that Company Common Share and all of the rights comprising that Company Common Share, irrespective of whether the Company Common Share is registered in the name of the person who owns that Company Common Share or in the name of a nominee of the owner of that Company Common Share;

“Broker” means a Person registered as a “broking member equities” in accordance with the provisions of the South African Financial Markets Act, including any nominee of such Person;

“business day” means any day other than a Saturday or Sunday or a day (a) on which banks in New York, New York or Hamilton, Bermuda are required or authorized by law to close or (b) solely for purposes of determining the Closing Date, on which the Registrar of Companies in Bermuda is required or authorized by Law to close, or that is a statutory holiday in the Republic of South Africa;

“Certificate” means each certificate formerly representing any Eligible Shares;

“Certificated South African Shareholder” means a South African Shareholder whose Company Common Shares have not been Dematerialised and which are, accordingly, evidenced by physical share certificates;

“Closing” means the closing of the Transactions;

“Closing Date” means the date on which the Closing actually occurs;

“Code” means the U.S. Internal Revenue Code of 1986, or any successor U.S. federal tax statute;

“Commitment Letters” means, collectively, the Equity Commitment Letter and Debt Commitment Letter and any related exhibits, schedules, annexes, supplements, term sheets and other agreements;

“Common Merger Consideration” means the aggregate amount payable to holders of Eligible Shares;

“Companies Act” means the Companies Act 1981 of Bermuda, as amended;

“Company Common Shares” means the common shares of Textainer, par value $0.01 per share, and “Company Common Share” means any one of them;

“Company Option” means any outstanding option to purchase Company Common Shares granted under the Textainer Share Plan;

“Company RSU” means any outstanding restricted share unit (including those subject to performance vesting metrics) granted under the Textainer Share Plan;

“Company Preference Shares” means, collectively, Textainer’s 7.000% Series A Cumulative Redeemable Perpetual Preference Shares, par value $0.01 per share (the “Series A Preference Shares”), and the depositary shares representing a 1/1000th interest in each such share (the “Series A Depositary Shares”), and Textainer’s 6.250% Series B Cumulative Redeemable Perpetual Preference Shares, par value $0.01 per share (the “Series B Preference Shares”), and the depositary shares representing a 1/1000th interest in each such share (the “Series B Depositary Shares”);

“CSDP” means a Central Securities Depository Participant, being a “participant” as defined in the South African Financial Markets Act including any nominee of such participant;

“Custody Agreement” means the custody mandate agreement between a South African Shareholder holding Dematerialised Shares and a CSDP or Broker, governing their relationship in respect of Dematerialised Shares held by that South African Shareholder;

“Dematerialised” means the process whereby physical share certificates are replaced with electronic records evidencing ownership of Company Common Shares for the purposes of the settlement and clearing system of the JSE managed by Strate;

“DTC” means The Depository Trust Company;

“Effective Time” means the date and time shown on the certificate of merger issued by the Registrar of Companies in Bermuda for the Merger;

“Eligible Shares” means the Company Common Shares issued and outstanding immediately prior to the Effective Time, other than, subject to the last sentence of Section 3.2(g)(ii) of the Merger Agreement, any Excluded Shares;

“exchange agent” means, collectively, Computershare Inc. and its affiliate Computershare Trust Company, N.A.;

“Exchange Control Regulations” means the South African Exchange Control Regulations, 1961, as amended, promulgated in terms of section 9 of the South African Currency and Exchanges Act, No 9 of 1933, as amended and all directives and rulings issued thereunder;

“Excluded Shares” means (a) the Company Common Shares owned by Parent, Merger Sub or any other wholly-owned subsidiary of Parent, and in each case not held on behalf of third parties, (b) Company Common Shares owned by Textainer or any of its direct or indirect wholly-owned subsidiaries, (c) Rollover Shares (as defined in the Merger Agreement) and (d) Dissenting Shares (as defined in the Merger Agreement);

“Form of Proxy” means the form of proxy accompanying this proxy statement for use by Certificated South African Shareholders or South African Shareholders holding Dematerialised Shares with “Own-Name” registration;

“Governmental Entity” means any U.S. (federal, state or local) or non-U.S. (including any supranational) governmental, quasi-governmental, regulatory or self-regulatory authority, enforcement authority, agency, commission, body or other entity or any subdivision or instrumentality thereof, including any public international organization, stock exchange or other self-regulatory organization, court, tribunal or arbitrator or any subdivision or instrumentality thereof, in each case of competent jurisdiction;

“HSR Act” means the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended;

“IFRS” means International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB);

“intervening event” means an event, change, development, circumstance, fact or effect with respect to Textainer or any of its subsidiaries that (a) first becomes actually known by the Textainer Board after the execution and delivery of the Merger Agreement (or if was actually known by the Textainer Board as of or prior to the execution and delivery of the Merger Agreement, the material consequences of which were neither known nor reasonably foreseeable by the Textainer Board at such time) and (b) is material to Textainer and its subsidiaries, taken as a whole; provided that under no circumstances will the following events, changes, developments, circumstances, facts or effects constitute an intervening event: (i) the receipt by Textainer, existence or terms of an acquisition proposal or a superior proposal or any matter relating thereto or consequence thereof, (ii) changes in the market price or trading volume of the Company Common Shares or the debt instruments or credit ratings of Textainer or its subsidiaries or in analyst’s recommendation with respect to Textainer or its subsidiaries (provided that the underlying causes of such change shall not be excluded by this clause (ii)), and (iii) the fact that Textainer meets or exceeds internal or published projections, budgets, forecasts or estimates of revenues, earnings or other financial results for any period (provided that the underlying causes of such change shall not be excluded by this clause (iii));

“IRS” means the United States Internal Revenue Service;

“JSE” means the securities exchange licensed under the South African Financial Markets Act No. 19 of 2012 and operated by JSE Limited, registration number 2005/022939/06, a public company with limited liability incorporated in accordance with the laws of South Africa, as the context may require;

“JSE Closing Approval” means the approval of JSE to consummate the Closing prior to the first business day following the first Friday that occurs on or following the end of the 14 business day period after the satisfaction or, to the extent permitted by applicable Law, waiver of conditions to Closing (as set forth in the Merger Agreement), other than those conditions that by their nature are to be satisfied at the Closing (but subject to the satisfaction or permitted waiver of such conditions at the Closing);

“Law(s)” means any law, statute, constitution, principle of common law, ordinance, code, standard, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated or otherwise put into effect by or under the authority of any Governmental Entity, or any Order;

“Merger” means the transaction whereby, pursuant to the Merger Agreement and Statutory Merger Agreement, and in accordance with the applicable provisions of the Companies Act, Merger Sub will be merged with and into Textainer, with Textainer as the Surviving Company;

“Merger Agreement” means that certain Agreement and Plan of Merger, dated as of October 22, 2023, by and among Textainer, Parent and Merger Sub;

“Merger Consideration” means an amount equal to the sum of (a) the Common Merger Consideration plus (b) the Aggregate Option Merger Consideration (as defined in the Merger Agreement) plus (c) the Unvested Company RSU Consideration (as defined in the Merger Agreement) plus (d) the Aggregate Redemption Amount (as defined in the Merger Agreement);

“Merger Proposal” means the proposal by the Textainer Board to Shareholders to approve and adopt the Merger Agreement and the Statutory Merger Agreement, and the Transactions;

“Merger Sub” means Typewriter Merger Sub Ltd., an exempted company limited by shares incorporated under the laws of Bermuda and a subsidiary of Parent;

“NYSE” means the New York Stock Exchange;

“NYSE Common Merger Consideration” means the portion of the Common Merger Consideration payable in respect of the NYSE Eligible Shares;

“NYSE Eligible Shares” means Eligible Shares listed on the NYSE;

“Order” means any order, award, judgment, injunction, writ, decree (including any consent decree or similar agreed order or judgment), directive, settlement, stipulation, ruling, determination, decision or verdict, whether civil, criminal or administrative, in each case, that is entered, issued, made or rendered by any Governmental Entity;

“Parent” means Typewriter Parent Ltd., an exempted company limited incorporated under the Companies Act (2023 Revision) (as amended);

“Person” means any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature;

“Per Share Merger Consideration” means US$50.00;

“Proposals” means, collectively, the Merger Proposal and the Adjournment Proposal;

“Proxy Card” means the proxy card that accompanies the proxy statement for use by Shareholders other than South African Shareholders;

“Proxy Solicitor” means, (i) Computershare S.A., Textainer’s proxy solicitor for South African Shareholders, or (ii) Georgeson LLC, Textainer’s proxy solicitor for all Shareholders who are not South African Shareholders;

“proxy statement” means this proxy statement, including, without limitation, the cover pages, About this Proxy Statement, Questions and Answers, and Summary;

“Rand” means South African rand, the lawful currency of the Republic of South Africa;

“SARB” means the South African Reserve Bank responsible for the administration of exchange controls under the Exchange Control Regulations or in relation to any approval relating to exchange control matters that is required for the implementation of the Merger Agreement, any authorized dealer which is authorized by Law to grant such approval;

“SEC” means the United States Securities and Exchange Commission;

“Securities Regulatory Authorities” means, collectively, the JSE and the applicable securities commission or similar regulatory authorities in South Africa;

“SENS” means the Stock Exchange News Service on the JSE;

“Series A Certificate of Designations” means the Certificate of Designations of the Series A Preference Shares of the Company, dated April 13, 2021;

“Series B Certificate of Designations” means the Certificate of Designations of the Series B Preference Shares of the Company, dated August 23, 2021;

“Shareholders” means, collectively, the holders of the Company Common Shares and the Company Preference Shares (including depositary shares representing interests therein), and “Shareholder” means any one holder of Company Common Shares or Company Preference Shares (including depositary shares representing interests therein);

“South African Branch Register” means the branch register of Shareholders kept and maintained by, or on behalf of, Textainer and recording at any point in time the Company Common Shares held by Certificated South African Shareholders (if any) and South Africans holding Dematerialised Shares on the JSE;

“South African Financial Markets Act” means the South African Financial Markets Act, No 19 of 2012, as amended;

“South African Shareholder” means a Shareholder who holds their Company Common Shares on the South African Branch Register;

“South African Transfer Secretaries” means Computershare Investor Services Proprietary Limited, registration number: 2002/003647/07), a limited liability company incorporated in accordance with the laws of South Africa;

“Special Meeting” means the special general meeting of Shareholders to be held on February 22, 2024 at 1:30 p.m., Bermuda Time, at Textainer’s registered office at Century House, 16 Par-La-Ville Road, Hamilton HM 08, Bermuda;

“Statutory Merger Agreement” means the Statutory Merger Agreement, as it may be amended from time to time, by and among Textainer, Parent, and Merger Sub, substantially in the form set forth in Exhibit B to the Merger Agreement attached as Annex B hereto;

“Stonepeak” means Stonepeak Partners LLC;

“Strate” means the settlement and clearing system used by the JSE, managed by Strate Proprietary Limited, registration number 1998/022242/07, a limited liability company incorporated in accordance with the laws of South Africa;

“subsidiary” of a Person means a corporation, partnership, limited liability company or other business entity of which a majority of the shares of voting securities is at the time beneficially owned, or the management of which is otherwise controlled, directly or indirectly, through one or more intermediaries, or both, by such Person;

“superior proposal” means a bona fide, written acquisition proposal that would result in a Person or group becoming the beneficial owner, directly or indirectly, of more than 50% of the assets (on a consolidated basis) or more than 50% of the total voting power of the equity securities of Textainer that the Textainer Board has determined in its good-faith judgment (after consultation with its financial advisor(s) and outside legal counsel) (a) is reasonably likely to be consummated in accordance with its terms, taking into account all legal, financial (including financing terms), timing, regulatory and other aspects and conditions and risks of such acquisition proposal and the Person making such acquisition proposal and (b) if consummated, would result in a transaction more favorable to Shareholders from a financial point of view than the Transactions (after taking into account any revisions, changes, modification, adjustments and amendments to the terms and conditions of the Merger Agreement proposed by Parent in response to such acquisition proposal);

“Surviving Company” means Textainer following the Merger;

“Textainer” means Textainer Group Holdings Limited, an exempted company limited by shares incorporated under the Laws of Bermuda;

“Textainer Annual Report” means the Textainer annual report on Form 20-F for the fiscal year ended December 31, 2022 filed with the SEC on February 14, 2023;

x

“Textainer Board” means the board of directors of Textainer, and also includes any committee thereof to the extent such a committee, as of the applicable time (a) was or is authorized to exercise the powers and authority of the board of directors of Textainer pursuant to the Textainer’s organizational documents, and (b) was or is exercising such powers and authority;

“Textainer Bye-Laws” means the Bye-Laws of Textainer;

“Textainer Memorandum of Association” means the Memorandum of Association of Textainer;

“Textainer Share Plan” means the Textainer 2019 Share Incentive Plan, as amended;

“Transactions” means, collectively, the transactions contemplated by the Merger Agreement and Statutory Merger Agreement, including the Merger;

“Treasury Regulations” means the regulations promulgated under the Code by the U.S. Department of Treasury;

“Triton acquisition” means the acquisition of Triton International Limited by Brookfield Infrastructure Corporation publicly announced on April 12, 2023 and closed in the fourth quarter of 2023;

“US$”, “dollars”, “$” or “USD” means United States dollars;

“USD/Rand Exchange Rate” means the weighted average US dollar:Rand exchange rate obtained by Parent on the exchange of the portion of the Common Merger Consideration payable by Parent to holders of Eligible Shares on the JSE into Rand through one or more market transactions over one or more business days prior to the Closing Date;

“U.S. Exchange Act” means the United States Securities U.S. Exchange Act of 1934, as amended; and

“U.S. Securities Act” means the United States Securities Act of 1933, as amended.

QUESTIONS AND ANSWERS

The following questions and answers are intended to address briefly some commonly asked questions regarding the Merger and matters to be addressed at the Special Meeting. These questions and answers may not address all questions that may be important to you. To better understand these matters, and for a description of the legal terms governing the Merger, you should carefully read this entire proxy statement, including the attached annexes, as well as the documents that have been incorporated by reference into this proxy statement. For more information, see the section entitled “Where You Can Find Additional Information.”

QUESTIONS AND ANSWERS ABOUT THE MERGER

Q:	Why am I receiving this proxy statement?

A:

You are receiving this proxy statement because Parent has agreed to acquire all of the issued and outstanding Company Common Shares. On October 22, 2023, Parent and Textainer entered into a Merger Agreement that is described in this proxy statement, pursuant to which Textainer will, at the Effective Time, become a subsidiary of Parent and each Company Common Share issued and outstanding immediately prior to the Effective Time (other than the Excluded Shares) will be cancelled and automatically converted into the right to receive, and become exchangeable for the Per Share Merger Consideration, as described below. A copy of the Merger Agreement is attached as Annex A to this proxy statement and is incorporated by reference into this proxy statement.

Q:	What will holders of the Company Common Shares receive in the Merger?

A:

Pursuant to the Merger Agreement, at the Effective Time, Merger Sub will be merged with and into Textainer and each Company Common Share issued and outstanding immediately prior to the Effective Time (other than the Excluded Shares) will be cancelled and automatically converted into the right to receive the Per Share Merger Consideration.

Q:	What effect will the Merger have on the Company Preference Shares (including the depositary shares representing interests therein)?

A:

At the Effective Time, each Series A Preference Share and Series B Preference Share will automatically convert into a preference share of the Surviving Company and will be entitled to the same dividend and all other preferences and privileges, voting rights, relative, participating, optional and other special rights as set forth in their respective certificate of designations in effect as of immediately prior to the Effective Time. Within 120 days following the Closing, each such issued and outstanding preference share of the Surviving Company will be redeemed by the Surviving Company, and each holder thereof will receive an amount in cash equal to the amount which such holder is entitled pursuant to the applicable certificate of designations. The Series A Depositary Shares and the Series B Depositary Shares will remain outstanding and will represent a 1/1000th interest in a corresponding preference share of the Surviving Company. The redemption of preference shares of the Surviving Company will result in the corresponding redemption of the Series A Depositary Shares and the Series B Depositary Shares.

Q:	What is the timeline for Company Common Shares traded on the JSE?

A:	The following dates are indicative only and will depend on, among other things, the date upon which the conditions precedent to the Merger are satisfied or (where applicable) waived.(1)

EVENT	DATE

Last Day to Trade Company Common Shares on the JSE to appear in the JSE register on the Record Date (for notice/voting)	January 2

Record Date for all Company Shares (including Company Common Shares on JSE register) (for notice/voting)	January 5

PUBLICATION OF PROXY STATEMENT(2)	January 17

Distribution/mailing of Proxy Statement to all Company Shareholders (including holders of Company Common Shares on the JSE register)	January 24

Forms of proxy to be received by the transfer secretaries no later than 48 hours before the Special Meeting	February 20

SPECIAL MEETING DATE(3)	February 22

Shareholder Vote Results Announcement	February 23

Finalisation Date: Publication of Finalisation Announcement(3)	February 23 (D-13)

Last day for transfers between NYSE and JSE registers(4)	February 26 (D-12)

Announcement of the USD/Rand Exchange Rate on the JSE(5)	March 8 (D-3)

[1]

The indicative timetable relates only to Company Common Shares. The NYSE publicly traded depositary shares issued in respect of Company Preference Shares will be delisted after redemption of the underlying Company Preference Shares (which is expected to occur up to 120 days post-Closing). The indicative dates could change under certain circumstances. Any changes to the indicative dates will be announced on SENS and published in a South African business newspaper to the extent required.

[2]	Represents date that this Proxy Statement was furnished to the SEC at www.sec.gov and made publicly available following SARB and JSE approval.
[3]

On the Finalisation Date, in addition to receipt of Company Shareholder approval, all other conditions to Closing have been satisfied as of this date, other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted by applicable law, waiver of those conditions. This indicative timeline assumes that the Finalisation Date is the next business day after the Special Meeting Date (at which it is assumed the shareholders approve the Transaction). Satisfaction of all closing conditions will be finally determined as of the Closing Date. In particular, approval from the antitrust authorities in Taiwan is a condition to closing, and may not be obtained prior to Company Shareholder approval, in which case the Finalisation Date may be delayed and corresponding dates below will be adjusted. If the Finalisation Date is delayed, all of the subsequent dates will be delayed in accordance with the business days referenced in the “D-13” and similar notations next to the relevant indicative date. Adjusted indicative dates will be announced to the extent required as described in note 1 above.

[4]	Number of Company Common Shares on the JSE register becomes certain after this date.
[5]	The USD/Rand Exchange Rate will be announced by Parent on SENS (and, to the extent required, a South African business newspaper) by 11:00 a.m. South Africa time on the Last Day to Trade.

EVENT	DATE

Last Day to Trade Company Common Shares on the JSE register	March 8 (D-3)

Company Common Shares suspended on JSE trading system (from commencement of trading)	March 11 (D-2)

Record Date for payment of holders of Company Common Shares on the JSE register	March 13 (D)

CLOSING DATE (JSE PAYMENT DATE)(6)	March 14 (D+1)

Process for the delisting of Company Common Shares on the JSE commences(7)	March 14 (D+1)

NYSE to file delisting application (Form 25) with the SEC	March 14 (D+1)

NYSE delisting application for Company Common Shares becomes effective(8)	March 25 (D+8)

Q:	How does the Per Share Merger Consideration compare to the market price of Company Common Shares?

A:

The relationship of the Per Share Merger Consideration to the trading price of the Company Common Shares on the NYSE constituted a premium of approximately (i) 46.4% over the closing share price of the Company Common Shares on the NYSE on October 20, 2023, the last trading day prior to the date the Merger Agreement was publicly announced, (ii) 35.4% over the volume weighted average price of the Company Common Shares on the NYSE during the 30 trading days up to, and including, October 20, 2023, (iii) 26.8% over the volume weighted average price of the Company Common Shares on the NYSE during the 90 trading days up to, and including, October 20, 2023 and (iv) 55.5% over the closing share price of the Company Common Shares on the NYSE on April 11, 2023, the last trading day prior to the public announcement of the Triton acquisition.

Q:	Will the value of the Per Share Merger Consideration change between the Special Meeting and the time the Merger is completed?

A:

The value of the Per Share Merger Consideration will not change between the Special Meeting and the completion of the Merger; provided that South African Shareholders whose shareholding is recorded in the South African Branch Register should be aware of the fact that they will be paid in Rands and that the Rand equivalent of the Per Share Merger Consideration to be paid to South African Shareholders pursuant to the Merger Agreement is not yet known. The USD/Rand Exchange Rate will be communicated to Shareholders by an announcement on SENS prior to the Closing.

Q:	If I am a holder of Company Common Shares, will I receive dividends with respect to Company Common Shares that I own between now and the Closing Date?

A:

Under the terms of the Merger Agreement, subject to the restrictions set forth therein, Textainer may declare or pay regular quarterly dividends on Company Common Shares in amounts not in excess of $0.30 per Company Common Share. Textainer expects to continue to pay regular quarterly dividends on Company Common Shares during the pendency of the Merger (including with respect to the quarter ended December 31, 2023). For South African Shareholders, Textainer expects to convert the U.S. dollar amount of any dividends into Rands on the

[6]	Payment of holders of Company Common Shares on the JSE register in Rand via the Strate system.
[7]

The JSE will be advised that the Company no longer meets the JSE’s public shareholder spread requirements and the JSE will consequently take steps to delist the Company Common Shares in terms of paragraph 1.12 of the JSE Listings Requirments.

[8]	NYSE delistings are generally effective 10 calendar days from the day the Form 25 is filed. The exact date of the delisting of the Company Common Shares from the JSE is not known.

same basis as it has done historically. Payment of any regular dividend that may be declared by the Board will be conditioned on the Closing not occurring prior the record date for such dividend.

Q:	If I am a holder of Company Preference Shares (including depositary shares representing interests therein), will I receive dividends with respect to Company Preference Shares that I own?

A:

Under the terms of the Merger Agreement, subject to the restrictions set forth therein, Textainer may declare or pay regular quarterly dividends on Company Preference Shares in amounts not to exceed the equivalent of $0.4375 per Series A Depositary Share and $0.390625 per Series B Depositary Share. Textainer expects to continue to pay regular quarterly dividends on Company Preference Shares. In respect of South African Shareholders, Textainer expects to convert the U.S. dollar amount of any dividends into Rands on the same basis as it has done historically.

Q:	What happens if the Merger is not completed?

A:

If the Merger is not completed for any reason, holders of the Company Common Shares will not receive any Per Share Merger Consideration for their Company Common Shares, and Company Common Shares will continue to be traded on the NYSE and the JSE. If the Merger Agreement is terminated under specified circumstances, Textainer may be required to pay Parent a termination fee of $63,333,029.60, or Parent may be required to pay Textainer a termination fee of $147,777.069.06. See the section entitled “The Merger Agreement—Termination Fees Relating to the Termination of the Merger Agreement” beginning on page 92 of this proxy statement and the Merger Agreement attached as Annex A to this proxy statement for more information.

Q:	If I am a holder of Company Common Shares, how will I receive the Per Share Merger Consideration to which I become entitled?

A:	If you are not a South African Shareholder:

•

If you hold Company Common Shares represented by a Certificate, then following the completion of the Merger, the exchange agent will forward to you a form letter of transmittal to be completed, signed and mailed by you to the exchange agent. Upon receipt by the exchange agent of your properly completed, signed and dated letter of transmittal, a check or wire transfer in the amount of the Per Share Merger Consideration will be sent to you.

•

If you are a holder of Company Common Shares in book-entry form, you will not be required to take any specific action to receive the Per Share Merger Consideration. After the Effective Time, Company Common Shares held in book-entry form will be automatically exchanged for the Per Share Merger Consideration. For more information about the exchange of Company Common Shares for cash, see the section entitled “The Merger Agreement—Surrender of Shares” beginning on page 74 of this proxy statement.

If you are a South African Shareholder:

•

If you are a Certificated South African Shareholder, then following the completion of the Merger, the Per Share Merger Consideration due to you will then be deposited into your South African bank account against completion of such documents, if any, as may be required by the South African Transfer Secretaries. To the extent that you have not already done so, you must provide valid South African bank account details to the South African Transfer Secretaries. The Per Share Merger Consideration due to Certificated South African Shareholders who have not provided their South African bank accounts to the South African Transfer Secretaries will be held in trust by them for a period of three years from the date of implementation of the Merger, after which such consideration will be paid to the benefit of the Guardians Fund of the Master of the High Court.

•

If you are a South African Shareholder holding Dematerialised Shares, you will not be required to take any specific action to receive the Per Share Merger Consideration. After the Effective Time, the Per Share Merger Consideration will be settled through Strate through the creation of an assured payment obligation.

Q:	Are there any important risks related to the Merger or Textainer’s businesses of which I should be aware?

A:

Yes, there are important risks related to the Merger and Textainer’s businesses. Before making any decision on whether to provide a proxy, Textainer urges you to read carefully and in its entirety the section entitled “Risk Factors” beginning on page 14 of this proxy statement. You also should read and carefully consider the risk factors relating to Textainer contained in the documents that are incorporated by reference into this proxy statement and the Textainer Annual Report.

Q:	What are the conditions to the completion of the Merger?

A:

Completion of the Merger is subject to customary closing conditions, including, but not limited to, (A) the approval of the Merger Agreement, the Statutory Merger Agreement and the Merger by the Requisite Company Vote (as defined in the Merger Agreement) (the “Requisite Merger Proposal Vote”), (B) the expiration or termination of all applicable waiting periods under the HSR Act, and, if applicable, any contractual waiting periods under any timing agreements with a Governmental Entity applicable to the consummation of the Merger, and the receipt of certain other approvals or clearances under section 39 of the German Act against Restraints of Competition (“ARC”) and pursuant to the provisions of Article 11 of the Taiwan Fair Trade Act (“TFTA”), (C) approvals from the JSE and SARB, (D) notification to the Bermuda Monetary Authority of the Transactions, (E) the absence of any law preventing consummation of the Transactions, (F) subject to customary materiality qualifiers, the accuracy of the representations and warranties contained in the Merger Agreement, (G) the absence of any Company Material Adverse Effect (as defined in the Merger Agreement) from the signing of the Merger Agreement, (H) in the case of Parent’s conditions to close, the absence of any term, condition or restriction being imposed by a regulatory approval that constitutes a Parent Burdensome Condition (as defined in the Merger Agreement) and (I) performance in all material respects by the other party of its covenants under the Merger Agreement. See the section entitled “The Merger Agreement—Conditions that Must Be Satisfied or Waived for the Merger to Occur” beginning on page 90 of this proxy statement for more information.

Q:	When is the Merger expected to be completed?

A:

As of the date of this proxy statement, it is not possible to accurately estimate the Closing Date because the Merger is subject to the satisfaction (or, to the extent permitted by applicable law, waiver) of the conditions to Parent’s, Merger Sub’s and Textainer’s obligations to complete the Merger; however, Textainer currently expects the Merger to close during the first quarter of 2024. Due to the requirement to obtain certain governmental approvals and other conditions necessary to complete the Merger, no assurance can be given as to when, or if, the Merger will be completed.

Q:	What will happen to outstanding Company RSUs in the Merger?

A:

At the Effective Time, each outstanding award of Company RSUs will be converted into a contingent right to receive an amount in cash, without interest, equal to the product obtained by multiplying (x) the number of Company Common Shares subject to such award of Company RSUs (in each case, with respect to any performance-based vesting requirements, assuming attainment of the maximum level of performance under the terms of the applicable award agreement) immediately prior to the Effective Time, by (y) the Per Share Merger Consideration, plus any unpaid cash in respect of dividend equivalent rights accrued prior to the Effective Time with respect to such Company RSU, as applicable (after giving effect to the maximum level of performance), less any required withholding taxes. Subject to the applicable holder’s continued service with Parent and its affiliates (including the Surviving Company and its subsidiaries), the contingent cash amounts in respect of Company RSUs outstanding as of the Effective Time (the “Unvested Company RSU Consideration”) will vest and become payable on the earlier of (i) the satisfaction of the time-based vesting conditions (including any vesting acceleration provisions) that applied to the corresponding portion of the applicable unvested Company RSUs immediately prior to the Effective Time and (ii) the 12-month anniversary of the Effective Time (other than in respect of awards granted after the signing of the Merger Agreement, which would vest and become payable in accordance with the conditions of the applicable award agreement). The Unvested Company RSU Consideration will otherwise remain subject to the same terms and conditions that were applicable to the underlying Company RSUs immediately prior to the Effective Time.

Q:	What will happen to outstanding Company Options in the Merger?

A:

At the Effective Time, each outstanding Company Option (whether or not vested) will automatically be cancelled and converted into the right to receive an amount in cash, without interest, equal to the product obtained by multiplying (x) the number of Company Common Shares subject to such Company Option that is outstanding immediately prior to the Effective Time, by (y) the amount by which the Per Share Merger Consideration exceeds the per-share exercise price of the Company Option, less applicable taxes required to be withheld with respect to such payment. Any Company Option that is outstanding immediately prior to the Effective Time with a per-share exercise price that is greater than or equal to the Per Share Merger Consideration will be cancelled at the Effective Time without payment or other consideration therefor.

Q:	How will the Merger be financed?

A:

Parent anticipates using a combination of equity capital, availability under certain of Textainer’s existing debt facilities and existing cash on hand at Textainer to pay the Merger Consideration and all related fees and expenses. In order to utilize availability under certain of Textainer’s existing credit facilities and cause such facilities to remain obligations of the Surviving Company following the Closing, Textainer and Parent are seeking consents and specified amendments to certain change of control and other provisions thereunder. If the parties are unable to obtain such consents and specified amendments prior to Closing (or if an event of default or other specified default is then existing under such facilities), Parent will utilize a backstop debt facility to fund repayment of up to $2.265 billion of such existing Textainer debt facilities which would be required to be repaid in connection with Closing.

Q:	Is the completion of the Merger subject to a financing condition?

A:	No. The receipt of financing by Parent is not a condition to completion of the Transactions.

QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING

Q:	When and where will the Special Meeting be held?

A:	The Special Meeting will be held on February 22, 2024, at 1:30 p.m., Bermuda Time, at Textainer’s registered office at Century House, 16 Par-La-Ville Road, Hamilton HM 08, Bermuda.

Q:	Who is entitled to vote at the Special Meeting?

A:

Only holders of record of the Company Common Shares and the Company Preference Shares at the close of business on January 5, 2024, the record date for the Special Meeting, will be entitled to notice of, and to vote at, the Special Meeting or any adjournments or postponements thereof. Holders of Series A Depositary Shares and Series B Depositary Shares will be entitled to vote the number of Series A Preference Shares and Series B Preference Shares represented by such depositary shares, respectively.

Q:	How can I attend the Special Meeting?

A:

Shareholders that want to attend the Special Meeting should come to Textainer’s registered office at Century House, 16 Par-La-Ville Road, Hamilton HM 08, Bermuda at 1:30 p.m., Bermuda Time on February 22, 2024. We encourage Shareholders attending to arrive at the meeting prior to its start time. Shareholders are entitled to attend the Special Meeting only if they are a Shareholder of record as of the close of business on the record date or they hold a valid proxy for the Special Meeting. You should be prepared to present photo identification for admittance to the Special Meeting. In addition, if you are a Shareholder of record, your name will be verified against the list of Shareholders of record on the record date prior to your being admitted to the Special Meeting. In the case of Shareholders other than South African Shareholders, if you are not a Shareholder of record, but hold Company Common Shares through a bank, broker or other nominee (i.e., in “street name”), you will need to bring your account statement or letter from your bank, broker or other nominee evidencing your beneficial ownership of Company Common Shares as of the record date and, if you intend to vote at the Special Meeting, a legal proxy in your name from your bank, broker or other nominee, which you will need to present to the inspector of election with your ballot.

If you are a South African Shareholder and you wish to attend the Special Meeting, it is recommended that you contact the South African Transfer Secretaries as to applicable requirements as soon as possible and in any event before February 20, 2024, at 1:30 p.m., Bermuda Time. In the case of South African Shareholders who hold Dematerialised Company Common Shares without “Own-Name” registration, there will be a requirement that they obtain the necessary letter of representation from their CSDP or Broker. Accordingly, such South African Shareholders will need to instruct their CSDP or Broker to issue them with the necessary letter of representation to attend the Special Meeting in the manner stipulated in their Custody Agreement. These instructions must be provided to the CSDP or Broker by the cut-off time and date advised by the CSDP or Broker for instructions of this nature. Without such letter of representation, Shareholders who hold Dematerialised Company Common Shares will not be permitted to attend, speak or vote at the Special Meeting, or to send a proxy to represent them at the Special Meeting.

Q:	What proposals will be considered at the Special Meeting?

A:

At the Special Meeting, the Shareholders will be asked to consider and vote, as applicable, on (i) the Merger Proposal and (ii) the Adjournment Proposal. Textainer will transact no other business at the Special Meeting except such business as may properly be brought before the Special Meeting or any adjournment or postponement thereof.

Q:	How does the Textainer Board recommend that I vote?

A:	The Textainer Board unanimously recommends that Shareholders vote, as applicable:

•	“FOR” approval of the Merger Proposal; and

•	“FOR” approval of the Adjournment Proposal.

Q:	How do I vote?

A:	If you are not a South African Shareholder:

If you are a holder of record of Company Common Shares or Company Preference Shares as of the close of business on the record date for the Special Meeting, to ensure your shares are represented at the meeting, you may vote by:

•	accessing the Internet website specified on your Proxy Card or voting instruction form;

•	scanning the QR code on your Proxy Card or voting instruction form with a mobile device;

•	calling the number set forth on your Proxy Card from any touch-tone telephone; or

•	marking, signing, dating and returning the enclosed Proxy Card as instructed therein.

If your shares are held in street name, through a broker, bank, trustee or other nominee, please follow the instructions on a voting instruction card furnished by the record holder.

If you are a South African Shareholder:

If you are a South African Shareholder as of the close of business on the record date for the Special Meeting, to ensure that your Company Common Shares or Company Preference Shares are represented at the Special Meeting, you may vote in the manner described in the section of this Proxy Statement entitled “South African Shareholders” on page 23 which provides additional information with respect to voting.

Q:	What is a “broker non-vote”?

A:

In respect of Shareholders other than South African Shareholders, under NYSE rules, banks, brokers and other nominees may use their discretion to vote “uninstructed” shares (i.e., shares held of record by brokerage firms but with respect to which the beneficial owner of such shares has not provided instructions on how to vote on a particular proposal) with respect to matters that are considered to be “routine,” but not with respect to “non-routine” matters. “Non-routine” matters are matters that may substantially affect the rights or privileges of shareholders, such as mergers, shareholder proposals, elections of directors (even if not contested), executive compensation (including any advisory shareholder votes on executive compensation) and certain corporate governance proposals, even if management-supported. A “broker non-vote” occurs on an item when (i) a broker has discretionary authority to vote on one or more proposals to be voted on at a meeting of shareholders but is not permitted to vote on other proposals without instructions from the beneficial owner of the shares and (ii) the beneficial owner fails to provide the broker with such instructions. Because the Proposals to be voted on at the Special Meeting are “non-routine” matters, Textainer does not expect there to be any broker non-votes at the Special Meeting. Broker non-votes (if any) will not be considered present for the purposes of establishing a quorum and will not count as votes cast at the Special Meeting.

Q:	What vote is required to approve each proposal?

A:

Merger Proposal. Assuming a quorum is present, the approval of the Merger Proposal requires the affirmative vote of more than 75% of the votes cast on the proposal by holders of the Company Common Shares and the Company Preference Shares, voting together as if they were a single class. Accordingly, abstentions and shares held by holders of the Company Common Shares and the Company Preference Shares not in attendance at, and who have not submitted a proxy for, the Special Meeting, will have no direct effect on the outcome of any vote on the Merger Proposal, assuming a quorum is present. Because the Proposals to be voted on at the Special Meeting are “non-routine” matters, Textainer does not expect there to be any broker non-votes at the Special Meeting. Broker non-votes (if any) will not be considered present for the purposes of establishing a quorum and will not count as votes cast at the Special Meeting.

Adjournment Proposal. Assuming a quorum is present, approval of the Adjournment Proposal requires the affirmative vote of a majority of the votes cast on the proposal by holders of the Company Common Shares and the Company Preference Shares, voting together as if they were a single class. Accordingly, abstentions and shares held by holders of the Company Common Shares and the Company Preference Shares not in attendance at, and who have not submitted a proxy for, the Special Meeting, will have no direct effect on the outcome of any vote on the Adjournment Proposal, assuming a quorum is present. Because the Proposals to be voted on at the Special Meeting are “non-routine” matters, Textainer does not expect there to be any broker non-votes at the Special Meeting. Broker non-votes (if any) will not be considered present for the purposes of establishing a quorum and will not count as votes cast at the Special Meeting.

Q:	How many votes do I have?

A:

As of the close of business on January 5, 2024, there were 41,375,795 Company Common Shares and 12,000 Company Preference Shares (divided evenly between Series A Preference Shares and Series B Preference Shares) issued and outstanding and entitled to vote at the Special Meeting. You are entitled to cast one vote on the Merger Proposal and Adjournment Proposal for each Company Common Share or Company Preference Share that you owned as of the close of business on the record date for the Special Meeting. Each of the 12,000,000 depositary shares issued and outstanding in respect of our Series A Preference Shares or Series B Preference Shares (each of which are traded on the NYSE) represents a 1/1000th interest in the applicable underlying preference share. If you hold depositary shares, you will be entitled to vote the number of Series A Preference Shares and Series B Preference Shares represented by such depositary shares, respectively. The Textainer Board has set January 5, 2024 as the record date for determining the holders of the Company Common Shares and the Company Preference Shares (including holders of depositary shares) entitled to vote at the Special Meeting.

Q:	What will happen if I fail to vote or I abstain from voting?

A:

Merger Proposal. If you are a holder of Company Common Shares or Company Preference Shares and fail to vote, fail to instruct a broker or other nominee to vote, or abstain, it will have no direct effect on the outcome of any vote on the Merger Proposal, assuming a quorum is present.

Adjournment Proposal. If you are a holder of Company Common Shares or Company Preference Shares and fail to vote, fail to instruct your broker or nominee to vote, or abstain, it will have no direct effect on the Adjournment Proposal, assuming a quorum is present.

Q:	What constitutes a quorum?

A:

A quorum of Shareholders is necessary to transact business at the Special Meeting. Two or more persons present at the start of the Special Meeting and representing in person or by proxy more than 50% of the total issued shares entitled to vote at the Special Meeting ordinarily will form a quorum for the transaction of business at the Special Meeting, however, for the Merger Proposal, quorum requires two or more persons present at the start of the Special Meeting and representing in person or by proxy more than one-third of the total issued shares entitled to vote at the Special Meeting. Because the Proposals to be voted on at the Special Meeting are “non-routine” matters (and brokers do not have discretionary authority to vote on such “non-routine” matters), Textainer does not expect there to be any broker non-votes at the Special Meeting. Broker non-votes (if any) will not be considered present for the purposes of establishing a quorum and will not count as votes cast at the Special Meeting.

Q:	If I am not a South African Shareholder and my shares are held in “street name” by my broker, will my broker automatically vote my shares for me?

A:

No. If you hold your shares in a stock brokerage account or if your shares are held by a bank or nominee, that is, in “street name”, your broker, bank, trust company or other nominee cannot vote your shares on “non-routine” matters without instructions from you. You should instruct your broker, bank, trust company or other nominee as to how to vote your shares, following the directions provided by your broker, bank, trust company or other nominee to you. Please check the voting form used by your broker, bank, trust company or other nominee. If you do not provide your broker, bank, trust company or other nominee with instructions, your broker, bank, trust company or other nominee will not submit a proxy, your Company Common Shares or Company Preference Shares will not be counted for purposes of determining a quorum at the Special Meeting, and will not be voted on any proposal.

Q:	What will happen if I return my Proxy Documents without indicating how to vote?

A:

If you are a registered holder of record, a Certificated South African Shareholder or a South African Shareholder whose Company Common Shares have been Dematerialised with Own-Name registration and you return your signed Proxy Documents but do not indicate your voting preferences, the persons named in the Proxy Documents will vote the Company Common Shares or the Company Preference Shares represented by that proxy as recommended by the Textainer Board.

If you are not a South African Shareholder -

(i)    Please note that you may not vote shares held in street name by returning a Proxy Card directly to Textainer unless you provide a “legal proxy”, which you must obtain from your broker, bank, trust company or other nominee.

(ii)    If you do not instruct your broker on how to vote your shares, your broker may not vote your Company Common Shares or Company Preference Shares, which will have no direct effect on the Merger Proposal or the Adjournment Proposal, assuming a quorum is present. Because the Proposals to be voted on at the Special Meeting are “non-routine” matters (and brokers do not have discretionary authority to vote on such “non-routine” matters), Textainer does not expect there to be any broker non-votes at the Special Meeting. Broker non-votes (if any) will not be considered present for the purposes of establishing a quorum and will not count as votes cast at the Special Meeting.

If you are South African Shareholder -

(i) Please refer to the section of this proxy statement entitled “South African Shareholders” on page 23 which provides additional information with respect to voting;

(ii)    Who holds Dematerialised Shares without “Own-Name” registration and you do not instruct your CSDP or Broker in the manner stipulated in your Custody Agreement and by the cut-off time and date advised by your CSDP or Broker for instructions of this nature, your CSDP or Broker will be obliged to vote in accordance with the provisions of your Custody Agreement.

Q:	Can I change my vote after I have returned a proxy or voting instruction card?

A:	You may change your vote or revoke your proxy at any time before it is exercised at the Special Meeting. You may do this in one of three ways:

(i)	giving our Secretary a written notice revoking your proxy;

(ii)	voting again on the Internet, by mobile device or by telephone (only your latest proxy submitted prior to the deadline for voting will be counted); or

(iii)	signing, dating and returning new Proxy Documents bearing a later date.

Q:	What happens if I transfer my Company Common Shares or Company Preference Shares before the Special Meeting?

A:

The record date for the Special Meeting is earlier than both the date of the Special Meeting and the date that the Merger is expected to be completed. If you transfer your Company Common Shares or Company Preference Shares after the applicable record date but before the Special Meeting, you will retain your right to vote at the Special Meeting. However, in order to receive the Merger Consideration you must hold your Company Common Shares or Company Preference Shares through the completion of the Merger.

Q:	Where can I find the voting results of the Special Meeting?

A:

The preliminary voting results are expected to be announced at the Special Meeting. In addition, Textainer intends to file, on Form 6-K, the final voting results of the Special Meeting with the SEC. Textainer will also publish an appropriate SENS announcement with the results of the Special Meeting at the same time as making any public filing with the SEC.

Q:	What will happen if all of the Proposals are not approved?

A:

As a condition to the completion of the Merger, Shareholders must approve the Merger Proposal. Under specified circumstances, Textainer or Parent may be required to pay to, or be entitled to receive from, the other party a fee with respect to termination of the Merger Agreement, see the section entitled “The Merger Agreement—Termination Fees Relating to the Termination of the Merger Agreement” beginning on page 92.

Q:	What do I need to do now?

A:	Carefully read and consider the information contained in and incorporated by reference into this proxy statement, including its annexes.

If you are a holder of record (that is not a South African Shareholder), in order for your shares to be represented at the Special meeting, you must:

•	vote through the Internet or by telephone by following the instructions included on your Proxy Card; or

•	indicate on the enclosed Proxy Card how you would like to vote and return the Proxy Card as instructed therein.

If you hold your Company Common Shares or Company Preference Shares in street name, in order for your shares to be represented at the Special Meeting, you should instruct your broker, bank, trust company or other nominee as to how to vote your shares, following the directions provided to you by your broker, bank, trust company or other nominee.

If you are a South African Shareholder, please refer to the section of this proxy statement entitled “South African Shareholders” on page 23 which provides additional information with respect to voting.

Q:	Who can help answer my questions?

A:

If you have additional questions about the Transactions, need assistance in submitting your proxy or voting your Company Common Shares or Company Preference Shares, or need additional copies of the proxy statement or the enclosed Proxy Documents, please contact our Proxy Solicitor at:

For Shareholders who are not South African Shareholders:

1290 Avenue of the Americas, 9th Floor

New York, NY 10104

Shareholders, Banks and Brokers

Call Toll Free:

888-275-8475

For Shareholders who are South African Shareholders:

Computershare Investor Services Proprietary Limited

(Registration number: 2004/003647/07)

Rosebank Towers

15 Biermann Avenue

Rosebank

Johannesburg, South Africa, 2196

Call Toll Free:

086-110-0930

SUMMARY

This summary highlights information contained elsewhere in this proxy statement and may not contain all of the information that might be important to you. Textainer urges you to read carefully the remainder of this proxy statement, including the attached annexes, the documents incorporated by reference into this proxy statement and the other documents to which Textainer has referred you. You may obtain the information incorporated by reference in this proxy statement without charge by following the instructions in the section entitled “Where You Can Find Additional Information.” Each item in this summary includes a page reference to direct you to a more complete description of the topics presented in this summary.

The Parties to the Merger (page 18)

Typewriter Parent Ltd.

Parent, an exempted company limited by shares incorporated under the Companies Act (As Revised) of the Cayman Islands and a controlled affiliate of Stonepeak, was formed solely for the purpose of owning Merger Sub and, following the Merger, the Surviving Company. Parent has not carried on any activities or operations to date, except for those activities incidental to its formation and those activities undertaken in connection with the Transactions.

Parent’s principal executive office is located at 550 W 34th Street, 48th Floor, New York, NY 10001.

Typewriter Merger Sub Ltd.

Merger Sub, an exempted company limited by shares incorporated under the laws of Bermuda and subsidiary of Parent, was formed solely for the purpose of facilitating the Merger. Merger Sub has not carried on any activities or operations to date, except for those activities incidental to its formation and those activities undertaken in connection with the Transactions. By operation of the Merger, Merger Sub will be merged with and into Textainer. As a result, Textainer will survive the Merger. Upon completion of the Merger, Merger Sub will cease to exist as a separate entity.

Merger Sub’s principal executive office is located at 550 W 34th Street, 48th Floor, New York, NY 10001.

Parent and Merger Sub are each affiliated with Stonepeak. Stonepeak is a leading alternative investment firm specializing in infrastructure and real assets with approximately $58 billion of assets under management. Through its investment in defensive, hard-asset businesses globally, Stonepeak aims to create value for its investors and portfolio companies, and to have a positive impact on the communities in which it operates. Stonepeak sponsors investment vehicles focused on private equity and credit. The firm provides capital, operational support and committed partnership to sustainably grow investments in its target sectors, which include communications, energy transition, power and renewable energy, transport and logistics and water. Stonepeak is headquartered in New York with offices in Hong Kong, Houston, London, Singapore and Sydney.

Textainer Group Holdings Limited

Textainer is an exempted company limited by shares incorporated under the Laws of Bermuda. Textainer is one of the world’s largest lessors of intermodal containers based on fleet size, with a total fleet of approximately 2.7 million containers, representing 4.4 million 20-foot equivalent units. Textainer leases containers to approximately 200 shipping lines and other lessees, including all of the world’s leading international shipping lines, as measured by the total 20-foot equivalent unit capacity of their container vessels. Textainer operates its business in three core segments: container ownership, container management and container resale.

Textainer is a public company trading primarily on the NYSE under the ticker symbol “TGH” and secondarily on the JSE under the ticker symbol “TXT.” Textainer’s registered office is located at Century House, 16 Par-La-Ville Road, Hamilton HM 08, Bermuda, and its telephone number is +1 (441) 296-2500.

Additional information about Textainer can be found on its website at http://www.textainer.com. The information contained in, or that can be accessed through, Textainer’s website is not intended to be incorporated into this proxy statement. For additional information about Textainer, see the section entitled “Where You Can Find Additional Information.”

The Merger and the Merger Agreement (page 72)

In the Merger, Merger Sub will be merged with and into Textainer. Textainer will be the surviving company in the Merger and will no longer have publicly traded common equity. At the Effective Time, Textainer will become a subsidiary of Parent and each Company Common Share issued and outstanding immediately prior to the Effective Time (other than the Excluded Shares) will be cancelled and automatically converted into the right to receive, and become exchangeable for the Per Share Merger Consideration, as described below. As a result of the Merger, Parent will own all of the Company Common Shares.

Following the Merger, (i) the Company Common Shares will be delisted from the NYSE and deregistered under the U.S. Exchange Act and U.S. Securities Act and will cease to be publicly traded on the NYSE, and (ii) the JSE will commence steps to delist the Company Common Shares in terms of paragraph 1.12 of the JSE Listings Requirements as a result of the Company not meeting the JSE’s public shareholder spread requirements.

Each Company Preference Share will automatically convert into a preference share of the Surviving Company and will be entitled to the same dividend and all other preferences and privileges, voting rights, relative, participating, optional and other special rights as set forth in their respective certificate of designations in effect as of immediately prior to the Effective Time. Within 120 days, following the Closing, each such outstanding preference share of the Surviving Company will be redeemed by the Surviving Company, and each holder thereof will receive an amount in cash equal to the amount which such holder is entitled pursuant to the applicable certificate of designations. Each preferred share of the Surviving Company will continue to be listed on the NYSE for up to 120 days following the Closing until the redemption of such preferred share of the Surviving Company.

A copy of the Merger Agreement is attached as Annex A to this proxy statement. You are encouraged to read the Merger Agreement carefully, as it is the legal document that governs the Merger.

All descriptions in this Summary and elsewhere in this proxy statement of the terms and conditions of the Merger are qualified by reference to the Merger Agreement. For more information on the Merger Agreement, see the section entitled “The Merger Agreement” beginning on page 72 of this proxy statement.

Merger Consideration (pages 27 and 73)

At the Effective Time, Merger Sub will be merged with and into Textainer and each Company Common Share issued and outstanding immediately prior to the Effective Time (other than the Excluded Shares) will be cancelled and automatically converted into the right to receive an amount in cash equal to the Per Share Merger Consideration.

South African Shareholders whose shareholding is recorded in the South African Branch Register will, in respect of each Company Common Share, receive the Rand equivalent of the Per Share Merger Consideration at the USD/Rand Exchange Rate, payable without interest and subject to any required tax withholding (including on account of securities transfer tax). The Rand equivalent of the Per Share Merger Consideration at the USD/Rand Exchange Rate will be communicated to Shareholders by an announcement on SENS before the Merger is implemented.

At the Effective Time, each outstanding Company Option (whether or not vested) will automatically be cancelled and converted into the right to receive an amount in cash, without interest, equal to the product obtained by multiplying (x) the number of Company Common Shares subject to such Company Option that is outstanding immediately prior to the Effective Time, by (y) the amount by which the Per Share Merger Consideration exceeds the per-share exercise price of the Company Option, less applicable taxes required to be withheld with respect to such payment. Any Company Option that is outstanding immediately prior to the Effective Time with a per-share exercise price that is greater than or equal to the Per Share Merger Consideration will be cancelled at the Effective Time without payment or other consideration therefor.

At the Effective Time, each outstanding award of Company RSUs will be converted into a contingent right to receive an amount in cash, without interest, equal to the product obtained by multiplying (x) the number of Company Common Shares subject to such award of Company RSUs (in each case, with respect to any performance-based vesting requirements, assuming attainment of the maximum level of performance under the terms of the applicable award agreement) immediately prior to the Effective Time, by (y) the Per Share Merger Consideration, plus any unpaid cash in respect of dividend equivalent rights accrued prior to the Effective Time with respect to such Company RSUs, as applicable (after giving effect to the maximum level of performance), less any required withholding taxes. Subject to the applicable holder’s continued service with Parent and its affiliates (including the Surviving Company and its subsidiaries), the Unvested Company RSU Consideration will vest and become payable on the earlier of (i) the satisfaction of the time-based vesting conditions (including any vesting acceleration provisions) that applied to the corresponding portion of the applicable unvested Company RSUs immediately prior to the Effective Time, and (ii) the 12-month anniversary of the Effective Time (other than in respect of awards granted after the signing of the Merger Agreement, which would vest and become payable in accordance with the conditions of the applicable award agreement). The Unvested Company RSU Consideration will otherwise remain subject to the same terms and conditions that were applicable to the underlying Company RSUs immediately prior to the Effective Time.

Each Company Preference Share will automatically convert into a preference share of the Surviving Company and will be entitled to the same dividend and all other preferences and privileges, voting rights, relative, participating, optional and other special rights as set forth in their respective certificate of designations in effect as of immediately prior to the Effective Time. Within 120 days following the Closing, each such outstanding preference share of the Surviving Company will be redeemed by the Surviving Company, and each holder thereof will receive an amount in cash equal to the amount which such holder is entitled pursuant to the applicable certificate of designations.

Financing of the Merger (page 75)

The consummation of the Merger is not subject to a financing condition. Parent anticipates using a combination of equity capital, availability under certain of Textainer’s existing debt facilities and existing cash on hand at Textainer to pay the Merger Consideration and all related fees and expenses. In order to utilize availability under certain of Textainer’s existing credit facilities and cause such facilities to remain obligations of the Surviving Company following the Closing, Textainer and Parent are seeking consents and specified amendments to certain change of control and other provisions applicable thereunder. If the parties are unable to obtain such consents and specified amendments prior to Closing (or if an event of default or other specified default is then existing under such facilities), Parent will utilize a backstop debt facility to fund repayment of up to $2.265 billion of such existing Textainer debt facilities which would be required to be repaid in connection with Closing.

The Special Meeting (page 19)

Date, Time and Place: The Special Meeting will be held on February 22, 2024, at 1:30 p.m., Bermuda Time, at Textainer’s registered office at Century House, 16 Par-La-Ville Road, Hamilton HM 08, Bermuda.

Purpose: At the Special Meeting, Shareholders will be asked to consider and vote on the:

•	Merger Proposal; and

•	Adjournment Proposal.

Record Date: Only holders of record of the Company Common Shares and the Company Preference Shares at the close of business on January 5, 2024, the record date for the Special Meeting, will be entitled to notice of, and to vote at, the Special Meeting or any adjournments or postponements thereof.

Votes per Company Common Share and Company Preference Share. As of January 5, 2024, there were 41,375,795 Company Common Shares and 12,000 Company Preference shares (divided evenly between Series A Preference Shares and Series B Preference Shares) outstanding. Each Company Common Share and Company Preference Share is entitled to one vote per share. Each of the 12,000,000 depositary shares issued and outstanding in respect of our Series A Preference Shares or Series B Preference Shares (each of which are traded on the NYSE) represents a 1/1000th interest in the applicable underlying Company Preference Share. Holders of depositary shares will be entitled to vote the number of Series A Preference Shares and Series B Preference Shares represented by such depositary shares, respectively.

Vote Required. The votes required for each proposal are as follows:

•

Merger Proposal: Assuming a quorum is present, approval of the Merger Proposal requires the affirmative vote of more than 75% of the votes cast on the proposal by holders of the Company Common Shares and the Company Preference Shares, voting together as if they were a single class.

•

Adjournment Proposal. Assuming a quorum is present, approval of the Adjournment Proposal requires the affirmative vote of a majority of the votes cast on the proposal by holders of the Company Common Shares and the Company Preference Shares, voting together as if they were a single class.

If you are not a South African Shareholder, under the NYSE rules, if you hold your Company Common Shares or Company Preference Shares in “street name,” your broker, nominee or intermediary may not vote your Company Common Shares or Company Preference Shares without instructions from you on non-routine matters. None of the Proposals to be voted on at the Special Meeting are routine matters. Therefore, without your voting instructions, your broker or other nominee may not vote your Company Common Shares or Company Preference Shares on the Merger Proposal or the Adjournment Proposal at the Special Meeting.

Abstentions will have no direct effect on the Merger Proposal or the Adjournment Proposal, assuming a quorum is present. Broker non-votes will have no direct effect on the Merger Proposal or the Adjournment Proposal. Because the Proposals to be voted on at the Special Meeting are “non-routine” matters (and brokers do not have discretionary authority to vote), Textainer does not expect there to be any broker non-votes at the Special Meeting. Broker non-votes (if any) will not be considered present for the purposes of establishing a quorum and will not count as votes cast at the Special Meeting.

As of the close of business on the record date, approximately 2% of the issued and outstanding Company Common Shares and none of the issued and outstanding Company Preference Shares were held by Textainer’s directors and executive officers and their affiliates. We currently expect that Textainer’s directors and executive officers will vote their Company Common Shares and Company Preference Shares, as applicable, in favor of each of the Proposals, although none of them has entered into any agreements obligating him or her to do so.

Completion of the Merger is conditioned on receipt of the Requisite Merger Proposal Vote.

Recommendation of the Textainer Board (pages 19 and 47)

After careful consideration, the Textainer Board, on October 22, 2023, unanimously (a) approved and declared advisable the Merger Agreement, the form of Statutory Merger Agreement, and the Transactions, (b) determined that the Transactions are fair to and in the best interests of Textainer and Shareholders, (c) determined that the Per Share Merger Consideration constitutes fair value for each Company Common Share in accordance with the Companies Act, (d) determined that the conversion of the Company Preference Shares into preference shares of the Surviving Company constitutes fair value for each Company Preference Share in accordance with the Companies Act, (e) directed that the Merger Agreement, the Statutory Merger Agreement and the Merger be submitted to Shareholders for their approval and adoption and (f) resolved, subject to the terms and conditions set forth in the Merger Agreement and the Statutory Merger Agreement, to recommend that Shareholders adopt the Transactions. For factors considered by the Textainer Board in reaching its decisions to approve the Merger Agreement, see the section entitled “The Merger Proposal—Textainer’s Reasons for the Merger; Recommendation of the Textainer Board” beginning on page 47.

The Textainer Board unanimously recommends that Shareholders vote, as applicable, “FOR” approval of the Merger Proposal and “FOR” approval of the Adjournment Proposal.

Opinion of Textainer’s Financial Advisor (page 51)

In connection with the Merger, BofA Securities, Inc. (“BofA Securities”), Textainer’s financial advisor, delivered to the Textainer Board a written opinion, dated October 22, 2023, as to the fairness, from a financial point of view and as of the date of the opinion, of the Per Share Merger Consideration to be received by holders of the Company Common Shares. The full text of the written opinion, dated October 22, 2023, of BofA Securities, which describes, among other things, the assumptions made, procedures followed, factors considered and limitations on the review undertaken, is attached as Annex C to this document and is incorporated by reference herein in its entirety. BofA Securities provided its opinion to the Textainer Board (in its capacity as such) for the benefit and use of the Textainer Board in connection with and for purposes of its evaluation of the Per Share Merger Consideration from a financial point of view. BofA Securities’ opinion does not address any other aspect of the Merger and no opinion or view was expressed as to the relative merits of the Merger in comparison to other strategies or transactions that might be available to Textainer or in which Textainer might engage or as to the underlying business decision of Textainer to proceed with or effect the Merger. BofA Securities’ opinion does not address any other aspect of the Merger and does not constitute a recommendation to any Shareholder as to how to vote or act in connection with the proposed Merger or any related matter.

Interests of Textainer’s Directors and Executive Officers in the Merger (page 60)

In considering the recommendation of the Textainer Board that you vote to approve and adopt the Merger Agreement, you should be aware that aside from their interests as Shareholders, Textainer’s directors and executive officers may have interests in the Merger that are different from, or in addition to, those of Shareholders generally. These interests include, among others:

•

Under the Merger Agreement, Company RSUs and Company Options that are outstanding at the Effective Time (including awards held by Textainer’s executive officers and directors) will be converted into the right to receive a cash payment as described below under “Treatment of Textainer Equity Awards in the Merger.”

•

The equity awards held by Textainer’s non-employee directors that are then unvested will be fully vested upon (or immediately prior to) the Effective Time. The vesting of certain equity awards held by our Chief Executive Officer and Chief Financial Officer that were scheduled to vest in 2024 and 2025 was accelerated to December 2023 following the signing of the Merger Agreement in order to mitigate the impact of being subject to an excise tax under Section 280G of the Code in connection with payments received in connection with the Merger. Any such payments that are subject to the Section 280G excise tax would also not be deductible by the Company for federal income tax purposes.

•

Certain members of management may have the opportunity to elect to “roll over” a portion of their Company Common Shares in exchange for equity interests of Parent (or an affiliate thereof) having an equivalent value to the Per Share Merger Consideration in lieu of receiving the cash consideration. Textainer’s directors and executive officers are entitled to continued indemnification and insurance coverage, for a period of six years following the Effective Time, under the Merger Agreement.

Members of the Textainer Board were aware of and considered these interests, among other matters, in evaluating and negotiating the Merger Agreement and the Merger, and in recommending to Shareholders that the

Merger Agreement be adopted. For additional information, see the sections entitled “The Merger Proposal—Background of the Merger” beginning on page 29 and “The Merger Proposal—Textainer’s Reasons for the Merger; Recommendation of the Textainer Board” beginning on page 47. These interests are described in more detail below in the section entitled “The Merger Proposal—Interests of Textainer’s Directors and Executive Officers in the Merger” beginning on page 60.

Treatment of Textainer Equity Awards in the Merger (pages 61 and 77)

Company RSUs. At the Effective Time, each outstanding award of Company RSUs will be converted into a contingent right to receive an amount in cash, without interest, equal to the product obtained by multiplying (x) the number of Company RSUs subject to such award (with respect to any performance-based vesting requirements, assuming attainment of the maximum level of performance under the terms of the applicable award agreement) immediately prior to the Effective Time, by (y) the Per Share Merger Consideration, plus any unpaid cash in respect of dividend equivalent rights accrued prior to the Effective Time with respect to such Company RSU, as applicable (after giving effect to the maximum level of performance), less any required withholding taxes. Subject to the applicable holder’s continued service with Parent and its affiliates (including the Surviving Company and its subsidiaries), the Unvested Company RSU Consideration will vest and become payable on the earlier of (i) the satisfaction of the time-based vesting conditions (including any vesting acceleration provisions) that applied to the corresponding portion of the applicable unvested Company RSU immediately prior to the Effective Time, and (ii) the 12-month anniversary of the Effective Time (other than in respect of awards granted after the signing of the Merger Agreement, which would vest and become payable in accordance with the conditions of the applicable award agreement, and subject to any Tax or penalty that might be triggered under Section 409A of the Code (in which case such consideration will be paid at the earliest time that would not trigger such Tax or penalty under Section 409A of the Code)). The Unvested Company RSU Consideration will otherwise remain subject to the same terms and conditions that were applicable to the underlying Company RSUs immediately prior to the Effective Time.

Company Options. At the Effective Time, each outstanding Company Option (whether or not vested) will automatically be cancelled and converted into the right to receive an amount in cash, without interest, equal to the product obtained by multiplying (x) the number of Company Common Shares subject to such Company Option that is outstanding immediately prior to the Effective Time, by (y) the amount by which the Per Share Merger Consideration exceeds the per-share exercise price of the Company Option, less applicable taxes required to be withheld with respect to such payment. Any then-outstanding Company Option that is outstanding immediately prior to the Effective Time with a per-share exercise price that is greater than or equal to the Per Share Merger Consideration will be cancelled at the Effective Time without payment or other consideration therefor.

Certain U.S. Federal Income Tax Consequences (page 63)

The Merger and the related redemption of preference shares in the Surviving Company after the Closing will generally be taxable transactions for U.S. federal income tax purposes. In general, for U.S. federal income tax purposes, a U.S. Holder (as defined in the section entitled “The Merger Proposal—Certain U.S. Federal Income Tax Consequences” beginning on page 63) will recognize gain or loss equal to the difference, if any, between the amount of cash received and the U.S. Holder’s tax basis in the shares exchanged therefor. In general, a U.S. Holder’s tax basis in its Company Common Shares or Company Preference Shares (or the as-converted preference shares in the Surviving Company) is the amount the U.S. Holder paid for such shares subject to certain adjustments, including as a result of any distributions that are treated as tax-free returns of capital received by such U.S. Holder that reduce such U.S. Holder’s tax basis with regards to such Company Common Shares or Company Preference Shares (or the as-converted preference shares in the Surviving Company) (but not below zero).

Each holder of the Company Common Shares or Company Preference Shares is urged to read the discussion in the section entitled “The Merger Proposal—Certain U.S. Federal Income Tax Consequences” beginning on page 63 and to consult their own tax advisor regarding the particular U.S. federal, state or local or non-U.S. income or other tax consequences to it of the Merger and the later redemption after the Closing of the preference shares in the Surviving Company.

Certain South African Income Tax Consequences (page 66)

Each holder of the Company Common Shares or Company Preference Shares is urged to read the discussion in the section entitled “The Merger Proposal—Certain South African Income Tax Consequences” beginning on page 66 and to consult their own tax advisor regarding the particular South Africa income or other tax consequences to it of the Merger.

Regulatory Approvals Required for the Merger (page 68)

To complete the Merger, Parent and Textainer must make or deliver certain filings, submissions and notices to obtain required authorizations, approvals, consents or expiration or termination of waiting periods from U.S. and foreign governmental and regulatory bodies, including antitrust and other regulatory authorities. As described below in the section entitled “The Merger Agreement—Conditions that Must Be Satisfied or Waived for the Merger to Occur” beginning on page 90, the obligations of Parent, Merger Sub and Textainer to effect the Merger are subject to, among other things, (i) the waiting period (and any extension thereof) applicable to the Merger under the HSR Act having been terminated or having expired, and (ii) the receipt of other approvals, clearances or expirations of waiting periods under other applicable antitrust laws from certain foreign antitrust authorities. Textainer filed a Pre-Merger Notification and Report Form pursuant to the HSR Act with the Department of Justice (“DOJ”) and Federal Trade Commission (“FTC”) on November 3, 2023, notification pursuant to the ARC to the German Federal Cartel Office on November 10, 2023 and notification to the Fair Trade Commission of the Government of the Republic of China (“TFTC”) pursuant to the TFTA on November 20, 2023. The waiting period under the HSR Act expired at 11:59 p.m. EST on December 4, 2023, while clearance under the German ARC was obtained on November 21, 2023, and clearance under the TFTA is expected during the first quarter of 2024.

The Merger Agreement includes covenants obligating each of the parties to use reasonable best efforts to cause the Merger to be consummated as promptly as practicable and to take certain actions to resolve objections under any antitrust laws. In addition, Parent and Textainer (and any of their subsidiaries) agreed to use reasonable best efforts to (1) avoid entry of, and (2) resist vacate, limit, reverse, suspend or prevent an order, in each case, that would reasonably be expected to prevent, delay or impair the consummation of the Transactions, including through litigation and the proffering or agreement by Parent to (A) sell, lease, license, transfer, dispose of, divest or otherwise encumber, or hold separate pending such disposition, of assets, operations, rights, product lines, businesses or interests or (B) limit or restrict the activities of Textainer or Parent or any of their respective subsidiaries. However Parent is not required to take any actions unless the effectiveness of such action is contingent on the Closing or to take such actions that would reasonably be expected to (i) materially adversely impact the existing business of Parent or its affiliates, or (ii) have a material adverse effect on (A) Textainer and its subsidiaries, taken as a whole or (B) the economic benefits contemplated to be received by Parent, or the governance or information rights necessary for Parent to operate Textainer.

Appraisal or Dissenters’ Rights (page 68)

Under Bermuda law, any Shareholders who do not vote in favor of the Merger, and who are not satisfied that they have been offered fair value for their Company Common Shares or Company Preference Shares, may within one month of the giving of the notice of the Special Meeting (delivered with this proxy statement) apply to the Supreme Court of Bermuda (the “Bermuda Court”) to appraise the fair value of their Company Common Shares or Company Preference Shares, pursuant to Section 106 of the Companies Act. All Dissenting Shares (as defined below) are entitled to the fair value of such shares. All Dissenting Shares that are Company Common Shares will be converted into the right to receive the Common Merger Consideration and all Dissenting Shares

that are Company Preference Shares will be converted into the right to receive preference shares in the Surviving Company. For more information, see the section titled “The Merger Proposal—Appraisal or Dissenters’ Rights” beginning on page 68.

Go-Shop Period; No Solicitation; Intervening Event; Change of Recommendation (pages 83 and 84)

During the period that began on the date of the Merger Agreement and continued until 12:01 a.m. on November 22, 2023, being the 31st day after the date of the Merger Agreement (the “Go-Shop Period”), Textainer and its subsidiaries and its and their respective representatives had the right to directly or indirectly:

•

initiate, solicit, propose, cause or induce the making, submission or announcement of, or encourage, facilitate or assist, whether publicly or otherwise, any acquisition proposal (or any inquiry, proposal or offer that could lead to, an acquisition proposal);

•

pursuant to a permitted confidentiality agreement, furnish to any Person and its representatives any information (including non-public information) relating to Textainer or any of its subsidiaries and afford access to the business, properties, assets, books, records or other non-public information, or to any personnel, of Textainer or any of its subsidiaries to any Person (and its representatives); and

•

engage in, enter into, continue, maintain, or otherwise participate in, any discussions or negotiations with any Persons (and their respective representatives) with respect to any acquisition proposal (or inquiries, proposals or offers or other efforts that could lead to an acquisition proposal) and cooperate with or assist or participate in or facilitate any such inquiries, proposals, offers, discussions or negotiations or any effort or attempt to make any acquisition proposals.

Under the Merger Agreement, Textainer has agreed that, after the Go-Shop Period, neither it nor its subsidiaries will:

•	initiate, solicit, propose, knowingly encourage or knowingly facilitate any competing acquisition proposals;

•	engage in, continue or otherwise participate in any discussions or negotiations with respect to any competing acquisition proposal;

•	provide any non-public information or data concerning Textainer or its subsidiaries in connection with any competing acquisition proposal; or

•	otherwise purposefully facilitate any effort or attempt to make or effect a competing acquisition proposal.

However, at any time after the Go-Shop Period, but before the adoption of the Merger Agreement and the Statutory Merger Agreement by the Requisite Merger Proposal Vote, if the Textainer Board determines in good faith, after consultation with its financial advisor and outside legal counsel, that an unsolicited, bona fide acquisition proposal constitutes or is reasonably likely to lead to a superior proposal, then Textainer is permitted to (i) engage in discussions or negotiations with the third party with respect to such third party’s acquisition proposal and (ii) share information with the third party (subject to a permitted confidentiality agreement).

Before receiving the Requisite Merger Proposal Vote, if there has been no breach (other than an immaterial breach) of Textainer’s obligations under the no-shop provisions in the Merger Agreement and an unsolicited, bona fide written acquisition proposal is received by Textainer, the Textainer Board may cause Textainer to terminate the Merger Agreement to enter into an alternative acquisition agreement for a superior proposal or change its recommendation that Shareholders vote in favor of the Merger, if the Textainer Board determines that failure to do so would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable law, subject to certain matching rights in favor of Parent. The Textainer Board may also withdraw or change its recommendation that Shareholders vote in favor of the Merger in response to an intervening event, subject to the foregoing procedural requirements.

Conditions that Must Be Satisfied or Waived for the Merger to Occur (page 90)

As more fully described in this proxy statement and in the Merger Agreement, the obligations of Parent, Merger Sub and Textainer to complete the Merger are subject to the satisfaction of a number of conditions, including the following:

•	approval of the Merger Agreement, the Statutory Merger Agreement and the Merger by the Requisite Merger Proposal Vote;

•

the waiting period (or extensions thereof) applicable to the Merger under the HSR Act must have expired or been terminated and certain other required regulatory filings, clearances, notices or approvals, must have been filed, occurred or been given or obtained;

•	no Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any ruling or Law that prevents the consummation of the Transactions; and

•

in the case of Parent’s conditions to close, the absence of any term, condition or restriction being imposed by a regulatory approval that constitutes a Parent Burdensome Condition (as defined in the Merger Agreement).

For more information, see the section entitled “The Merger Agreement—Conditions that Must Be Satisfied or Waived for the Merger to Occur” beginning on page 90 of this proxy statement.

Termination of the Merger Agreement (page 91)

Parent, Merger Sub and Textainer may mutually agree to terminate the Merger Agreement at any time prior to the Effective Time. The Merger Agreement may be terminated in certain other circumstances, including the following:

•

by either Parent or Textainer, if the Merger is not consummated by May 22, 2024, referred to as the “outside date”, subject to an extension to August 22, 2024 in certain circumstances described in the Merger Agreement (we refer to a termination as described in this bullet as an “Outside Date Termination”);

•

by either Parent or Textainer, if the Requisite Merger Proposal Vote is not obtained at the Special Meeting or at any postponement or adjournment thereof (we refer to a termination as described in this bullet as a “Special Meeting Termination”);

•

by either Parent or Textainer, if any Governmental Entity shall have enacted, issued, promulgated, enforced or entered any Law that is in effect and prevents the consummation of the Transactions, and such Law shall have become final and non-appealable;

•

by Textainer, subject to cure rights and on the condition that Textainer is not then in breach of the Merger Agreement that would result in a failure of any related closing condition, if any of Parent or Merger Sub breaches or violates any of their material covenants, agreements or other obligations under the Merger Agreement, or any of the representations and warranties of Parent or Merger Sub in the Merger Agreement becomes inaccurate, which breach, violation or inaccuracy would result in a failure of any related closing condition and cannot be cured within the earlier of 30 days after receiving written notice of such breach or failure and one business day prior to the outside date (we refer to a termination as described in this bullet as a “Parent Breach Termination”);

•

by Textainer, if, prior to obtaining the Requisite Merger Proposal Vote, Textainer enters into a definitive written agreement providing for a superior proposal in compliance with the terms of the Merger Agreement and pays the termination fee described in the section entitled “The Merger Agreement—Termination Fees Relating to the Termination of the Merger Agreement” beginning on page 92 of this proxy statement (we refer to a termination as described in this bullet as a “Superior Proposal Termination”);

•

by Textainer, if, all of the mutual closing conditions and closing conditions to Parent’s obligations to effect the Closing are satisfied or waived (other than those that, by their nature, are satisfied at the Closing, all of which are capable of being satisfied at the Closing), Textainer has irrevocably confirmed by written notice to Parent that all of the closing conditions to Textainer’s obligations to effect the Closing are satisfied or waived (other than those that, by their nature, are satisfied at the Closing, all of which are capable of being satisfied at the Closing), Textainer is ready, willing and able to consummate the Closing and Parent fails to consummate the Closing on or prior to the date that is the earlier of three business days following the date the Closing should have occurred pursuant to the Merger Agreement and the outside date, so long as the outside date is prior to the date the Closing would have occurred (we refer to a termination as described in this bullet as a “Failure to Close Termination”);

•

by Parent, subject to cure rights and on the condition that Parent and Merger Sub are not then in breach of the Merger Agreement that would result in a failure of any related closing condition, Textainer breaches or violates any of its material covenants, agreements or other obligations under the Merger Agreement, or any of the representations and warranties of Textainer in the Merger Agreement becomes inaccurate, which breach, violation or inaccuracy would result in a failure of any related closing condition and cannot be cured within the earlier of 30 days after receiving written notice of such breach or failure and one business day prior to the outside date (we refer to a termination as described in this bullet as a “Textainer Breach Termination”); or

•

by Parent, if, prior to obtaining the Requisite Merger Proposal Vote, any of the following events has occurred (we refer to a termination as described in this bullet as a “Change in Recommendation Termination”):

•	a Textainer Board recommendation change, that has not been withdrawn;

•

a tender offer or exchange offer that constitutes an acquisition proposal having been publicly announced and Textainer failing to publicly recommend against such tender offer or exchange offer within 10 business days of the commencement of such tender offer or exchange offer; or

•

following the receipt of a publicly announced acquisition proposal, Textainer failing to publicly reaffirm the Textainer Board’s recommendation within 10 business days of the written request of Parent (or if the Special Meeting is scheduled to be held within 10 business days of the written request of Parent, promptly and in any event prior to the date of the Special Meeting).

For more information, see the section entitled “The Merger Agreement—Termination of the Merger Agreement” beginning on page 91 of this proxy statement.

Termination Fees (page 92)

Textainer Termination Fee. Textainer will be required to pay to Parent a termination fee of $63,333,029.60 in the following circumstances:

•	a Superior Proposal Termination occurs;

•	a Change in Recommendation Termination occurs;

•

(i) an Outside Date Termination occurs, (ii) an acquisition proposal for Textainer has been publicly announced or otherwise communicated to the Textainer Board prior to the date of such termination and (iii) within 12 months after such termination, either (A) Textainer consummates a competing proposal or (B) Textainer has entered into a definitive agreement for a competing proposal (in each case, with all references to 20% being changed to 50% in the definition of “acquisition proposal”);

•

(i) a Special Meeting Termination occurs, (ii) an acquisition proposal for Textainer has been publicly announced prior to the date of such Special Meeting and (iii) within 12 months after such termination, either (A) Textainer consummates a competing proposal or (B) Textainer has entered into a definitive agreement for a competing proposal (in each case, with all references to 20% being changed to 50% in the definition of “acquisition proposal”); or

•

(i) a Textainer Breach Termination occurs, (ii) an acquisition proposal for Textainer has been publicly announced or otherwise communicated to the Textainer Board prior to the date of such termination and (iii) within 12 months after such termination, either (A) Textainer consummates a competing proposal or (B) Textainer has entered into a definitive agreement for a competing proposal (in each case, with all references to 20% being changed to 50% in the definition of “acquisition proposal”).

Parent Termination Fee. Parent will be required to pay to Textainer a termination fee of $147,777,069.06 in the event (i) a Parent Breach Termination occurs, (ii) a Failure to Close Termination occurs or (iii) an Outside Date Termination occurs if at such time Textainer could have validly terminated the Merger Agreement pursuant to a Parent Breach Termination or Failure to Close Termination.

For more information, see the section entitled “The Merger Agreement—Termination Fees Relating to the Termination of the Merger Agreement” beginning on page 92 of this proxy statement.

Delisting and Deregistration of Company Common Shares (page 70)

If the Merger is completed, there will no longer be any publicly held Company Common Shares. Accordingly, (i) the Company Common Shares will no longer be listed on the NYSE and will be deregistered under the U.S. Exchange Act, and (ii) the JSE will take steps to delist the Company Common Shares in terms of a paragraph 1.12 of the JSE Listings Requirements. Under the terms of the Merger Agreement, Textainer is required to cooperate with Parent and use reasonable best efforts to take all actions reasonably required to cause the Company Common Shares to be delisted from the NYSE and the JSE and deregistered under the U.S. Exchange Act as soon as practicable following the Effective Time.

Treatment of Company Preference Shares (including Company Depositary Shares) (page 70)

Each Company Preference Share will automatically convert into a preference share of the Surviving Company and will be entitled to the same dividend and all other preferences and privileges, voting rights, relative, participating, optional and other special rights as set forth in their respective certificate of designations in effect as of immediately prior to the Effective Time. Within 120 days following the Closing, each such outstanding preference share of the Surviving Company will be redeemed by the Surviving Company, and each holder thereof will receive an amount in cash equal to the amount which such holder is entitled pursuant to the applicable certificate of designations. Consequently, the Series A Depositary Shares and the Series B Depositary Shares will represent a 1/1000th interest in a corresponding preference share of the Surviving Company. The redemption of preference shares of the Surviving Company will result in the corresponding redemption of the Series A Depositary Shares and the Series B Depositary Shares.

Risk Factors (page 14)

You should consider all the information contained in this proxy statement, as well as the other information set forth in and incorporated by reference into this proxy statement, before making a decision on the Merger Proposal or the Adjournment Proposal. In particular, you should consider the risk factors described in the section entitled “Risk Factors” beginning on page 14. Such risks include, but are not limited to:

Risk factors relating to the Merger, including that:

•	There is no assurance when or if the Merger will be completed.

•	The announcement and pendency of the Merger could adversely affect Textainer’s business, results of operations and financial condition.

•	Textainer will incur substantial transaction fees and costs in connection with the Merger.

•	Significant demands will be placed on Textainer in connection with the Merger.

•	The termination of the Merger Agreement could negatively impact Textainer.

•

Directors and executive officers of Textainer have interests in the Merger that may differ from the interests of holders of the Company Common Shares generally, including, if the Merger is completed, the receipt of financial and other benefits.

•

Except in specified circumstances, if the Merger is not completed by May 22, 2024, subject to extension in specified circumstances, either Parent or Textainer may choose not to proceed with the Merger.

•	Textainer may be a target of securities class action and derivative lawsuits which could result in substantial costs and may delay or prevent the Merger from being completed.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement contains “forward-looking statements”, including within the meaning of applicable U.S. securities laws, which reflect the current views of Textainer with respect to, among other things, its future results of operations and financial performance. In some cases, you can identify forward-looking statements and information by words such as “anticipate,” “approximately,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “outlook,” “plan,” “potential,” “predict,” “seek,” “should,” “will” and “would” or the negative version of these words or other comparable or similar words. These statements identify prospective information. Important factors could cause actual results to differ, possibly materially, from those indicated in these statements. Forward-looking statements and information are based on Textainer’s beliefs, assumptions and expectations of its future performance, taking into account all information currently available to it. Such forward-looking statements and information are subject to risks and uncertainties and assumptions relating to its operations, financial results, financial condition, business prospects, growth strategy and liquidity.

In addition to factors previously disclosed in press releases issued by Textainer in South Africa and reports filed with securities regulators in the United States and those identified elsewhere in this proxy statement, the following factors, among others, could cause actual results to differ materially from forward-looking statements and information or historical performance: risks related to the satisfaction or waiver of the conditions to closing the Merger (including the failure to obtain necessary regulatory approvals and failure to obtain the requisite vote by Shareholders) in the anticipated timeframe or at all, including the possibility that the Merger does not close; the occurrence of any event, change or other circumstance or condition that could give rise to the termination of the Merger Agreement, including in circumstances requiring Textainer or Parent to pay a termination fee; the possibility that competing offers may be made; risks related to the ability to realize the anticipated benefits of the Merger, including the possibility that the expected benefits from the Merger will not be realized or will not be realized within the expected time period; disruption from the transaction making it more difficult to maintain business and operational relationships; continued availability of capital and financing and rating agency actions; disruptions in the financial markets; certain restrictions during the pendency of the transaction that may impact Textainer’s ability to pursue certain business opportunities or strategic transactions; risks related to diverting management’s attention from Textainer’s ongoing business operation; negative effects of the Merger on the market price of the Company Common Shares and/or operating results; significant transaction costs; unknown liabilities; the risk of litigation and/or regulatory actions related to the Merger; and other business effects and uncertainties in connection with the businesses of Textainer, as further described in each of the “Risk Factors” and “Important Cautionary Information Regarding Forward-Looking Statements” sections of the Textainer Annual Report and Quarterly Report on Form 6-K for the quarterly period ended September 30, 2023, filed with the SEC on November 2, 2023, respectively.

Any forward-looking statements and information speak only as of the date of this proxy statement or as of the date they were made, and except as required by law, neither Parent nor Textainer undertakes any obligation to update forward-looking statements and information. You should carefully consider the foregoing factors and the other risks and uncertainties that affect Textainer’s business described in the “Risk Factors” and “Important Cautionary Information Regarding Forward-Looking Statements” sections of the Textainer Annual Report and Quarterly Report on Form 6-K for the quarterly period ended September 30, 2023, filed with the SEC on November 2, 2023, and in each case any material updates to these factors contained in any of Textainer’s future filings, all of which are or will be available at www.sec.gov.

As for the forward-looking statements and information that relate to future financial results and other projections, actual results will be different due to the inherent uncertainties of estimates, forecasts and projections and may be better or worse than projected and such differences could be material. Given these uncertainties, you should not place any reliance on these forward-looking statements and information. Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

All written or oral forward-looking statements concerning the Merger or other matters addressed in this proxy statement and attributable to Textainer or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section.

RISK FACTORS

You should consider carefully the following risk factors, as well as the other information set forth in and incorporated by reference into this proxy statement, before making a decision on the Merger Proposal or the Adjournment Proposal. You should carefully consider the following factors as well as the other information contained in and incorporated by reference into this proxy statement. For information about the filings incorporated by reference in this proxy statement, see the section entitled “Where You Can Find Additional Information.”

Risk Factors Relating to the Merger

There is no assurance when or if the Merger will be completed.

The completion of the Merger is subject to customary closing conditions, including, but not limited to, (A) the approval of the Merger Agreement, the Statutory Merger Agreement and the Merger by the Requisite Merger Proposal Vote, (B) the expiration or termination of all applicable waiting periods under the HSR Act, and, if applicable, any contractual waiting periods under any timing agreements with a Governmental Entity applicable to the consummation of the Merger, and the receipt of certain other approvals or clearances under the German ARC and the TFTA, (C) approvals from the JSE and SARB, (D) notification to the Bermuda Monetary Authority of the Transactions, (E) the absence of any law preventing consummation of the Transactions, (F) subject to customary materiality qualifiers, the accuracy of the representations and warranties contained in the Merger Agreement, (G) the absence of any Company Material Adverse Effect (as defined in the Merger Agreement) from the signing of the Merger Agreement, (H) in the case of Parent’s conditions to close, the absence of any term, condition or restriction being imposed by a regulatory approval that constitutes a Parent Burdensome Condition (as defined in the Merger Agreement) and (I) performance in all material respects by the other party of its covenants under the Merger Agreement.

Textainer and Parent have made various filings and submissions and are pursuing all required consents, orders and approvals in accordance with the Merger Agreement. No assurance can be given that the required consents, orders and approvals will be obtained or that the required conditions to the completion of the Merger will be satisfied. Even if all such consents, orders and approvals are obtained and such conditions are satisfied, no assurance can be given as to the terms, conditions and timing of such consents, orders and approvals. For example, these consents, orders and approvals may impose conditions on or require divestitures relating to the divisions, operations or assets of Textainer or may impose requirements, limitations or costs or place restrictions on the conduct of Textainer’s business, and if such consents, orders and approvals require an extended period of time to be obtained, such extended period of time could increase the chance that an adverse event occurs with respect to Textainer. Such extended period of time also may increase the chance that other adverse effects with respect to Textainer could occur, such as the loss of key personnel. Each party’s obligation to complete the Merger is also subject to the accuracy of the representations and warranties of the other party (subject to certain qualifications and exceptions) and the performance in all material respects of the other party’s covenants under the Merger Agreement. As a result of these conditions, Textainer cannot provide assurance that the Merger will be completed on the terms or timeline currently contemplated, or at all. For more information, see the sections entitled “The Merger Proposal—Regulatory Approvals Required for the Merger” and “The Merger Agreement—Conditions that Must Be Satisfied or Waived for the Merger to Occur.”

The Special Meeting may take place before all of the required regulatory approvals have been obtained and before all conditions to such approvals, if any, are known. Notwithstanding the foregoing, if the Merger Proposal is approved by Shareholders, Textainer and Parent would not be required to seek further approval of Shareholders, even if the conditions imposed in obtaining required regulatory approvals could have an adverse effect on Textainer either before or after completing the Merger.

The announcement and pendency of the Merger could adversely affect Textainer’s business, results of operations and financial condition.

The announcement and pendency of the Merger could cause disruptions in and create uncertainty surrounding Textainer’s business, including affecting Textainer’s relationships with existing and future customers, suppliers and employees, which could have an adverse effect on Textainer’s business, results of operations and financial condition, regardless of whether the Merger is completed. In addition, Textainer has expended, and continues to expend, significant management resources in an effort to complete the Merger, which are being diverted from Textainer’s day-to-day operations.

If the Merger is not completed, the price of the Company Common Shares may fall to the extent that the current price of the Company Common Shares reflects a market assumption that the Merger will be completed. In addition, the failure to complete the Merger may result in negative publicity or a negative impression of Textainer in the investment community and may affect Textainer’s relationship with employees, customers, suppliers and other partners in the business community.

Textainer will incur substantial transaction fees and costs in connection with the Merger.

Textainer has incurred and expects to incur additional material non-recurring expenses in connection with the Merger and completion of the Transactions, including costs relating to obtaining required approvals. Textainer has incurred significant legal, advisory and financial services fees in connection with the process of negotiating and evaluating the terms of the Merger. Even if the Merger is not completed, Textainer will need to pay certain costs relating to the Merger incurred prior to the date the Merger was abandoned, such as legal, accounting, financial advisory, filing and printing fees. Such costs may be significant and could have an adverse effect on Textainer’s future results of operations, cash flows and financial condition.

While the Merger Agreement is in effect, Textainer and its subsidiaries’ businesses are subject to restrictions on their business activities.

Under the Merger Agreement, Textainer and its subsidiaries are subject to certain restrictions on the conduct of their respective businesses and generally must operate their respective businesses in the ordinary course of business in all material respects prior to completing the Merger (unless Textainer obtains Parent’s prior written approval, which is not to be unreasonably withheld, conditioned or delayed), which may restrict Textainer’s ability to exercise certain of its business strategies. These restrictions may prevent Textainer from pursuing otherwise attractive business opportunities, making certain investments or acquisitions, selling assets, engaging in capital expenditures in excess of certain agreed limits, incurring indebtedness or making changes to Textainer’s business prior to the completion of the Merger or termination of the Merger Agreement. These restrictions could have an adverse effect on Textainer’s business, financial results, financial condition or share price.

The termination of the Merger Agreement could negatively impact Textainer.

If the Merger is not completed for any reason, including as a result of the Shareholders failing to approve the Merger Proposal, the ongoing business of Textainer may be adversely affected and, without realizing any of the anticipated benefits of having completed the Merger, Textainer would be subject to a number of risks, including the following:

•

Textainer may experience negative reactions from the financial markets, including a decline of the price of the Company Common Shares (which may reflect a market assumption that the Merger will be completed);

•	Textainer may experience negative reactions from the investment community, regulators, employees and its customers or other partners in the business community;

•	Textainer may be required to pay certain costs relating to the Merger, whether or not the Merger is completed; and

•

matters relating to the Merger will have required substantial commitments of time and resources by Textainer management, which would otherwise have been devoted to day-to-day operations and other opportunities that may have been beneficial to Textainer had the Merger not been contemplated.

If the Merger Agreement is terminated and the Textainer Board seeks another merger, business combination or other transaction, holders of the Company Common Shares cannot be certain that Textainer will find a party willing to offer equivalent or more attractive consideration than the Per Share Merger Consideration holders of the Company Common Shares would receive from Parent in the Merger. If the Merger Agreement is terminated under specified circumstances, Textainer may be required to pay Parent a termination fee of $63,333,029.60 or Parent may be required to pay Textainer a termination fee of $147,777,069.06.

See the sections entitled “The Merger Agreement—Termination of the Merger Agreement” and “The Merger Agreement—Termination Fees Relating to the Termination of the Merger Agreement” for a more complete discussion of the circumstances under which the Merger Agreement could be terminated and when a termination fee may be payable by Textainer or Parent, as applicable.

Directors and executive officers of Textainer have interests in the Merger that may differ from the interests of holders of the Company Common Shares generally, including, if the Merger is completed, the receipt of financial and other benefits.

In considering the recommendation of the Textainer Board, you should be aware that Textainer’s directors and executive officers may have interests in the Merger that are different from, or in addition to, those of holders of the Company Common Shares generally. These interests include, among others, the treatment of outstanding equity awards pursuant to the Merger Agreement, the potential opportunity to receive Rollover Shares (as defined in the Merger Agreement) in lieu of cash consideration, the executive officers’ potential opportunity for continued employment with the Surviving Company, the executive officers’ potential severance benefits and other payments, and rights to ongoing indemnification and insurance coverage. These interests are described in more detail in the section entitled “The Merger Proposal—Interests of Textainer’s Directors and Executive Officers in the Merger.”

Except in specified circumstances, if the Merger is not completed by May 22, 2024, subject to extension in specified circumstances, either Textainer or Parent may choose not to proceed with the Merger.

Either Textainer or Parent may terminate the Merger Agreement if the Merger has not been completed by May 22, 2024, subject to an extension to August 22, 204 in certain circumstances described in the Merger Agreement. For more information, see the section entitled “The Merger Agreement—Termination of the Merger Agreement.”

Textainer may be the target of securities class action and derivative lawsuits which could result in substantial costs and may delay or prevent the Merger from being completed.

Securities class action lawsuits and derivative lawsuits are often brought against companies that have entered into merger agreements. Even if the lawsuits are without merit, defending against these claims can result in substantial costs and divert management time and resources. Additionally, if a plaintiff is successful in obtaining an injunction prohibiting consummation of the Merger, then that injunction may delay or prevent the Merger from being completed. For information regarding potential securities class action and derivative lawsuits see the section entitled “The Merger Proposal—Litigation Relating to the Merger.”

Company Common Shareholders will not be able to migrate their Common Shareholdings between the NYSE and the JSE (and vice versa) shortly following the finalization announcement.

With effect from shortly following the announcements on SENS that the requisite shareholder and regulatory approvals for the Closing have been obtained, transfers between the South African Branch Register and the main register of Textainer will not be permitted and consequently Company Common Shareholders will not be able to migrate their Common Shareholding from the NYSE to the JSE (and vice versa) after such date. This means Company Common Shareholders who intend to move their Company Common Shares between the main register and the South African Branch Register and vice versa who do not do so in a timely manner will be precluded from doing so and they will remain on the relevant register until the Effective Time or until the Merger Agreement has been terminated.

South African Shareholders may be impacted by currency fluctuations.

The exchange rate between U.S. Dollars and Rand may fluctuate between the date of this proxy statement and the Effective Time, and the exchange rate payable to South African Shareholders will be determined based on the weighted average US dollar:Rand exchange rate actually obtained by Parent in one or more market transactions. This may result in the Rand equivalent of the Per Share Merger Consideration payable to Shareholders of Company Common Shares (determined at the USD/Rand Exchange Rate) being less than anticipated by South African Shareholders than at the time of the announcement of the Transactions.

Textainer’s obligation to pay a termination fee under certain circumstances may discourage other potential transactions that may be favorable to Textainer shareholders.

Until the Merger is completed or the Merger Agreement is terminated, with limited exceptions, the Merger Agreement prohibits Textainer from soliciting, encouraging or engaging in negotiations with respect to acquisition proposals or other business combinations. If Textainer terminates the Merger Agreement to enter into an alternative acquisition agreement, Textainer is required pay to Parent a termination fee of $63,333,029.60.

Risks Factors Relating to Textainer

You should read and consider the risk factors specific to Textainer’s business that will also affect the Surviving Company after completion of the Merger. These risks are described in the Textainer’s Annual Report, which is incorporated by reference into this proxy statement, and in other documents that are incorporated by reference into this proxy statement. See the section entitled “Where You Can Find Additional Information” for the location of information incorporated by reference into this proxy statement.

INFORMATION ABOUT THE COMPANIES

Typewriter Parent Ltd.

Parent, an exempted company limited by shares incorporated under the Companies Act (As Revised) of the Cayman Islands and a controlled affiliate of Stonepeak, was formed solely for the purpose of owning Merger Sub and, following the Merger, the Surviving Company. Parent has not carried on any activities or operations to date, except for those activities incidental to its formation and those activities undertaken in connection with the Transactions.

Parent’s principal executive office is located at 550 W 34th Street, 48th Floor, New York, NY 10001.

Typewriter Merger Sub Ltd.

Merger Sub, an exempted company limited by shares incorporated under the laws of Bermuda and subsidiary of Parent, was formed solely for the purpose of facilitating the Merger. Merger Sub has not carried on any activities or operations to date, except for those activities incidental to its formation and those activities undertaken in connection with the Transactions. By operation of the Merger, Merger Sub will be merged with and into Textainer. As a result, Textainer will survive the Merger. Upon completion of the Merger, Merger Sub will cease to exist as a separate entity.

Merger Sub’s principal executive office is located at 550 W 34th Street, 48th Floor, New York, NY 10001 .

Parent and Merger Sub are each affiliated with Stonepeak. Stonepeak is a leading alternative investment firm specializing in infrastructure and real assets with approximately $58 billion of assets under management. Through its investment in defensive, hard-asset businesses globally, Stonepeak aims to create value for its investors and portfolio companies and to have a positive impact on the communities in which it operates. Stonepeak sponsors investment vehicles focused on private equity and credit. The firm provides capital, operational support and committed partnership to sustainably grow investments in its target sectors, which include communications, energy transition, power and renewable energy, transport and logistics, and water. Stonepeak is headquartered in New York with offices in Hong Kong, Houston, London, Singapore and Sydney.

Textainer Group Holdings Limited

Textainer is an exempted company limited by shares incorporated under the Laws of Bermuda. Textainer is one of the world’s largest lessors of intermodal containers based on fleet size, with a total fleet of approximately 2.7 million containers, representing 4.4 million 20-foot equivalent units. Textainer leases containers to approximately 200 shipping lines and other lessees, including all of the world’s leading international shipping lines, as measured by the total 20-foot equivalent unit capacity of their container vessels. Textainer operates its business in three core segments: container ownership, container management and container resale.

Textainer is a public company trading on the NYSE under the ticker symbol “TGH” and secondarily on the JSE under the ticker symbol “TXT.” Textainer’s registered office is located at Century House, 16 Par-La-Ville Road, Hamilton HM 08, Bermuda, and its telephone number is +1 (441) 296-2500.

Additional information about Textainer can be found on its website at http://www.textainer.com. The information contained in, or that can be accessed through, Textainer’s website is not intended to be incorporated into this proxy statement. For additional information about Textainer, see the section entitled “Where You Can Find Additional Information.”

THE SPECIAL MEETING

Textainer is providing this proxy statement to Shareholders for the solicitation of proxies to be voted at the Special Meeting that Textainer has called for the purposes described below. This proxy statement is first being made available to Shareholders on or about January 17, 2024 and provides Shareholders with the information they need to know about the Merger and the Proposals to be able to vote or instruct their vote to be cast at the Special Meeting.

General

This section contains information about the Special Meeting that has been called to consider and vote on the Merger Proposal and the Adjournment Proposal. This proxy statement is being furnished to Shareholders in connection with the solicitation of proxies by the Textainer Board for use at the Special Meeting and any postponements or adjournments of the Special Meeting. This proxy statement provides Shareholders with information about the Special Meeting and should be read carefully in its entirety.

Date, Time and Place of the Special Meeting

The Special Meeting will be held on February 22, 2024 at 1:30 p.m., Bermuda Time, at Textainer’s registered offices at Century House, 16 Par-La-Ville Road, Hamilton HM 08, Bermuda.

Purpose of the Special Meeting

At the Special Meeting, Shareholders will be asked to consider and vote on the:

•	Merger Proposal; and

•	Adjournment Proposal.

Recommendation of the Textainer Board

After careful consideration, the Textainer Board, on October 22, 2023, unanimously (a) approved and declared advisable the Merger Agreement, the form of Statutory Merger Agreement and the Transactions, (b) determined that the Transactions are fair to and in the best interests of Textainer and Shareholders, (c) determined that the Per Share Merger Consideration constitutes fair value for each Company Common Share in accordance with the Companies Act, (d) determined that the conversion of each Company Preference Share into a preference share of the Surviving Company pursuant to the Merger Agreement constitutes fair value for each such Company Preference Share in accordance with the Companies Act, (e) directed that the Merger Agreement, the Statutory Merger Agreement and the Merger be submitted to Shareholders for their adoption and approval and (f) resolved, subject to the terms and conditions set forth in the Merger Agreement and the Statutory Merger Agreement, to recommend that Shareholders adopt the Transactions. For factors considered by the Textainer Board in reaching its decisions to approve the Merger Agreement, see the section entitled “The Merger Proposal—Textainer’s Reasons for the Merger; Recommendation of the Textainer Board” beginning on page 47.

The Textainer Board unanimously recommends that Shareholders vote, as applicable, “FOR” approval of the Merger Proposal and “FOR” approval of the Adjournment Proposal.

Record Date and Outstanding Company Common Shares and Company Preference Shares

Only holders of record of the Company Common Shares and the Company Preference Shares at the close of business on January 5, 2024, the record date for the Special Meeting (the “record date”), will be entitled to notice of, and to vote at, the Special Meeting or any adjournments or postponements thereof.

As of the close of business on the record date, there were 41,375,795 Company Common Shares and 12,000 Company Preference Shares (divided evenly between Series A Preference Shares and Series B Preference Shares) issued and outstanding and entitled to vote at the Special Meeting. Each of the 12,000,000 depositary shares issued and outstanding in respect of our Series A Preference Shares or Series B Preference Shares (each of which are traded on the NYSE) represents a 1/1000th interest in the applicable underlying Company Preference Share. Holders of depositary shares will be entitled to vote the number of Series A Preference Shares and Series  B Preference Shares represented by such depositary shares, respectively.

Company Common Shares and Voting of Textainer’s Directors and Executive Officers

As of the close of business on the record date, approximately 2% of the issued and outstanding Company Common Shares were held by Textainer directors and executive officers and their affiliates. We currently expect that Textainer’s directors and executive officers will vote their Company Common Shares in favor of each of the Proposals, although none of them has entered into any agreements obligating him or her to do so.

Quorum

A quorum of Shareholders is necessary to transact business at the Special Meeting. Two or more persons present at the start of the Special Meeting and representing in person or by proxy more than 50% of the total issued shares entitled to vote at the Special Meeting will ordinarily form a quorum for the transaction of business at the Special Meeting, however, for the Merger Proposal, quorum requires two or more persons present at the start of the Special Meeting and representing in person or by proxy more than one-third of the total issued shares entitled to vote at the Special Meeting. Abstentions will have no direct effect on the Merger Proposal and the Adjournment Proposal, assuming a quorum is present. Because the Proposals to be voted on at the Special Meeting are “non-routine” matters (and brokers do not have discretionary authority to vote on such “non-routine” matters), Textainer does not expect there to be any broker non-votes at the Special Meeting. Broker non-votes (if any) will not be considered present for the purposes of establishing a quorum and will not count as votes cast at the Special Meeting.

Required Vote

The vote required for each proposal is as follows:

•

Merger Proposal: Assuming a quorum is present, approval of the Merger Proposal requires the affirmative vote of more than 75% of the votes cast on the proposal by holders of the Company Common Shares and the Company Preference Shares, voting together as if they were a single class.

•

Adjournment Proposal: Assuming a quorum is present, approval of the Adjournment Proposal requires the affirmative vote of a majority of the votes cast on the proposal by holders of the Company Common Shares and the Company Preference Shares, voting together as if they were a single class.

In respect of the Shareholders other than South African Shareholders, under the NYSE rules, if you hold your Company Common Shares or Company Preference Shares in “street name,” your broker, nominee or intermediary may not vote your Company Common Shares or Company Preference Shares without instructions from you on non-routine matters. None of the Proposals to be voted on at the Special Meeting are routine matters. Therefore, without your voting instructions, your broker or other nominee may not vote your Company Common Shares or Company Preference Shares on the Merger Proposal or the Adjournment Proposal at the Special Meeting.

Abstentions will have no direct effect on the Merger Proposal and the Adjournment Proposal, assuming a quorum is present. Broker non-votes will have no direct effect on the Merger Proposal or the Adjournment Proposal. Because the Proposals to be voted on at the Special Meeting are “non-routine” matters (and brokers do not have discretionary authority to vote on such “non-routine” matters), Textainer does not expect there to be any broker non-votes at the Special Meeting. Broker non-votes (if any) will not be considered present for the purposes of establishing a quorum and will not count as votes cast at the Special Meeting.

Adjournment

If a quorum is not present within thirty minutes from the time appointed for the Special Meeting, the Special Meeting will stand adjourned to the same day one week later at the same time and place or to such other day, time or place as the Secretary may determine. Unless the meeting is adjourned to a specific date, time and place announced at the Special Meeting being adjourned, fresh notice of the date, time and place for the resumption of the adjourned Special Meeting will be given to each Shareholder entitled to attend and vote thereat.

If a quorum is present at the Special Meeting but there are not sufficient votes at the time of the Special Meeting to approve the Merger Proposal, then the chairman of the Special Meeting may adjourn the Special Meeting with the consent of the Shareholders holding a majority of the voting rights of those Shareholders present in person or by proxy, and the chairman of the Special Meeting will adjourn the meeting if so directed by the Shareholders holding a majority of the voting rights of those Shareholders present in person or by proxy. The chairman of the Special Meeting may adjourn the Special Meeting to another time and place without such consent or direction if it appears to him that: (a) it is likely to be impracticable to hold or continue the Special Meeting because of the number of Shareholders wishing to attend who are not present; or (b) the unruly conduct of persons attending the meeting prevents, or is likely to prevent, the orderly continuation of the business of the Special Meeting; or (c) an adjournment is otherwise necessary so that the business of the Special Meeting may be properly conducted. Unless the Special Meeting is adjourned to a specific date, place and time announced at the Special Meeting being adjourned, fresh notice of the date, place and time for the resumption of the adjourned meeting will be given to each Shareholder entitled to attend and vote thereat. Approval of the Adjournment Proposal requires the affirmative vote of a majority of the votes cast by holders of the Company Common Shares and the Company Preference Shares, voting together as if they were a single class.

Pursuant to the Merger Agreement, in no event will the Special Meeting be postponed or adjourned more than ten days in connection with any one postponement or adjournment or more than an aggregate of 30 days from the original date of the Special Meeting.

Voting of Proxies

Vote by Internet

For Shareholders other than South African Shareholders, the Proxy Card or voting instruction form contain instructions on how to view our proxy materials and vote your shares on the Internet. An electronic copy of this proxy statement is available at the website set forth on your Proxy Card. South African Shareholders are referred to the section of this proxy statement entitled “South African Shareholders” on page 23 which provides additional information with respect to voting by them.

Before The Special Meeting—Shareholders other than South African Shareholders can go to the website set forth on your Proxy Card or scan the QR Barcode on your Proxy Card or voting instruction form.

You may, if you are not a South African Shareholder, use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Bermuda Time, on February 21, 2024. Have your Proxy Card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form. South African Shareholders are referred to the section of this proxy statement entitled “South African Shareholders” on page 23 which provides additional information with respect to voting by them.

During The Special Meeting—Shareholders other than South African Shareholders, go to the section of this proxy statement entitled “Voting of Proxies” on page 21.

You may attend the Special Meeting and vote during the Special Meeting. Have the information that is printed in the box marked by the arrow available and follow the instructions.

Vote with your mobile device

Scan the QR code on your Proxy Card or voting instruction form with a mobile device and follow the instructions. Voting by mobile device will be available until 11:59 p.m. Bermuda Time, on February 21, 2024.

Vote by telephone

You may use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Bermuda Time, on February 21, 2024 by calling the number set forth on your Proxy Card. Have your Proxy Card in hand when you call and then follow the instructions.

Vote by mail if you are not a South African Shareholder

Follow the instructions on your proxy or voting instruction form to vote on the Proposals. Mark, sign and date your Proxy Card and return it in the postage-paid envelope we have provided or return it to the address provided on your Proxy Card.

The proxy holders named on the Proxy Card will vote your shares as you instruct. If you sign and return the Proxy Card or voting instruction form but do not vote on the Proposals, the proxy holders will vote for you on the Proposals as recommended by the Textainer Board as stated in this proxy statement, specifically “FOR” the Merger Proposal and “FOR” the Adjournment Proposal, as applicable. If no specific instructions are given by you when you execute your voting form, as explained on the form, your Company Common Shares or Company Preferences Shares will be voted as recommended by the Textainer Board as stated in this proxy statement, specifically “FOR” the Merger Proposal and “FOR” the Adjournment Proposal, as applicable.

South African Shareholders are referred to the section of this proxy statement entitled “South African Shareholders” on page 23 which provides additional information with respect to voting by them.

Revocability of Proxies and Changes to a Shareholder’s Vote

You may change your vote or revoke your proxy at any time before it is exercised at the Special Meeting. You may do this in one of three ways:

(i) giving our Secretary a written notice revoking your proxy;

(ii) voting again on the Internet, by mobile device or by telephone (only your latest proxy submitted prior to the deadline for voting will be counted); or

(iii) signing, dating and returning a new Proxy Document bearing a later date.

Written notices of revocation and other communications about revoking Textainer proxies should be sent to our Secretary at Textainer Group Holdings Limited, Century House, 16 Par-La-Ville Road, Hamilton HM 08, Bermuda in the case of Shareholders who are not South African Shareholders. South African Shareholders can deliver written notices of revocation and other communications revoking Textainer proxies to the South African Transfer Secretaries at Rosebank Towers, 15 Biermann Avenue, Rosebank, Johannesburg, South Africa, 2196.

Abstentions and Broker Non-Votes

With respect to Shareholders who are not South African Shareholders, a broker non-vote occurs on an item when (i) a broker has discretionary authority to vote on one or more proposals to be voted on at a meeting of shareholders, but is not permitted to vote on other proposals without instructions from the beneficial owner of the shares and (ii) the beneficial owner fails to provide the broker with such instructions. Under the NYSE rules, “non-routine” matters include the Merger Proposal and the Adjournment Proposal. Because the Proposals to be voted on at the Special Meeting are “non-routine” matters (and brokers do not have discretionary authority to vote on such “non-routine” matters), Textainer does not expect there to be any broker non-votes at the Special Meeting. Broker non-votes (if any) will not be considered present for the purposes of establishing a quorum and will not count as votes cast at the Special Meeting. If you hold your shares in street name, it is critical that you cast your vote by instructing your bank, broker or other nominee on how to vote if you want your vote to be counted at the Special Meeting. The NYSE rules governing brokers’ discretionary authority will not permit brokers to exercise discretionary authority regarding any of the Proposals.

If you are a Shareholder and you mark your proxy or voting instructions to abstain, it will have no direct effect on the Merger Proposal or the Adjournment Proposal, assuming a quorum is present. If you fail to submit your Proxy Card or instruct your broker or nominee to vote, as applicable, it will have no direct effect on the Merger Proposal or the Adjournment Proposal, assuming a quorum is present.

South African Shareholders

Shareholders whose shareholding is recorded in the South African Branch Register who wish to attend and vote at the Special Meeting or to appoint a proxy to exercise all or any of their rights to attend, speak and vote at the Special Meeting may do so as follows:

A.	South African Shareholders holding Dematerialised Shares without “Own-Name” Registration

If you wish to attend the Special Meeting, or to appoint a proxy to represent you at the Special Meeting, you should instruct your CSDP or Broker to issue you the necessary letter of representation to attend the Special Meeting, in the manner stipulated in your Custody Agreement. These instructions must be provided to the CSDP or Broker by the cut-off time and date advised by the CSDP or Broker for instructions of this nature. You will not be permitted to attend, speak or vote at the Special Meeting, or to send a proxy to represent you at the Special Meeting, without the necessary letter of representation being issued to you.

If you do not wish to, or are unable to, attend (or appoint a proxy to represent you at) the Special Meeting, but wish to vote at the Special Meeting, you should provide your CSDP or Broker with your voting instructions in the manner stipulated in your Custody Agreement. These instructions must be provided to the CSDP or Broker by the cut-off time and date advised by the CSDP or Broker for instructions of this nature. If your CSDP or Broker does not obtain voting instructions from you, it will be obliged to vote in accordance with the instructions contained in your Custody Agreement, if any.

You must not complete the Proxy Card or Form of Proxy.

Textainer does not accept responsibility and will not be held liable for any failure on the part of the CSDP or Broker of a South African Shareholder holding Dematerialised Shares to notify such Shareholder of the Special Meeting or any business to be conducted thereat.

B.	South African Shareholders holding Dematerialised Shares with “Own-Name” Registration

If you do not wish to or are unable to attend the Special Meeting but wish to be represented thereat, you must complete the form of proxy, in accordance with the instructions contained therein and ensure that it is received by the South African Transfer Secretaries, by no later than February 20, 2024, at 1:30 p.m., Bermuda Time.

If you wish to attend, speak and vote at the Special Meeting, you should contact the South African Transfer Secretaries to facilitate this by no later than February 20, 2024, at 1:30 p.m., Bermuda Time.

C.	Certificated South African Shareholders

If you do not wish to or are unable to attend the Special Meeting and wish to be represented thereat, you must complete the form of proxy in accordance with the instructions contained therein and ensure that it is received by the South African Transfer Secretaries by no later than February 20, 2024, at 1:30 p.m., Bermuda Time.

If you wish to attend, speak and vote at the Special Meeting, you should contact the South African Transfer Secretaries to facilitate this by no later than February  20, 2024, at 1:30 p.m., Bermuda Time.

Tabulation of Votes

The Textainer Board has appointed Computershare, Inc. to serve as the inspector of election for the Special Meeting. The inspector of election will, among other matters, determine the number of Company Common Shares and Company Preference Shares represented at the Special Meeting to confirm the existence of a quorum, determine the validity of all proxies and ballots and certify the results of voting on all of the Proposals.

Solicitation of Proxies; Expenses of Solicitation

Textainer is soliciting proxies to provide an opportunity to all of Shareholders, as applicable, to vote on agenda items, whether or not Shareholders are able to attend the Special Meeting or an adjournment or postponement thereof. Textainer will bear the entire cost of soliciting proxies from its Shareholders. In addition to the solicitation of proxies by mail, Textainer will request that banks, brokers and other record holders send proxies and proxy material to the beneficial owners of Company Common Shares and secure their voting instructions, if necessary. Textainer will reimburse the record holders on request for their reasonable expenses in taking those actions. Textainer has engaged Georgeson LLC to solicit proxies from Shareholders who are not South African Shareholders for an estimated fee of $22,500, plus expenses, and Computershare, S.A. to solicit proxies from South African Shareholders for an estimated fee of $8,000.

Appraisal or Dissenters’ Rights

Under Bermuda law, any Shareholders who do not vote in favor of the Merger, and who are not satisfied that they have been offered fair value for their Company Common Shares or Company Preference Shares, may within one month of the giving of the notice of the Special Meeting (delivered with this proxy statement) apply to the Bermuda Court to appraise the fair value of their Company Common Shares or Company Preference Shares, pursuant to Section 106 of the Companies Act. Shareholders who exercise this right in compliance with the requirements of Section 106 of the Companies Act are referred to herein as “Dissenting Shareholders” (and their Company Common Shares or Company Preference Shares, “Dissenting Shares”). The rights of Dissenting Shareholders to apply to the Bermuda Court to appraise the fair value of their Company Common Shares or Company Preference Shares pursuant to Section 106 of the Companies Act, are referred to herein as “appraisal rights”.

Shareholders should note that if their Company Common Shares or Company Preference Shares are held in the name of a broker, nominee or intermediary they are not entitled to exercise their appraisal rights directly. Accordingly, any Shareholder whose Company Common Shares or Company Preference Shares are not held in their own name, and who intend to apply for the appraisal of their shares pursuant to Section 106 of the Companies Act, should have their Company Common Shares or Company Preference Shares, as applicable, transferred into their own name in sufficient time to exercise their appraisal rights. Appraisal rights may only be exercised in respect of Company Common Shares or Company Preference Shares where the voting rights attaching thereto are not voted in favor of the Merger Proposal.

A Shareholder who intends to exercise its appraisal rights, but fails to do so in compliance with the requirements of Section 106 of the Companies Act or effectively withdraws or waives its appraisal application will (i) lose their rights to seek appraisal before the Bermuda Court; (ii) be bound by the terms of the Merger Agreement and (iii) at the Effective Time, its (A) Company Common Shares will be automatically cancelled, and unless otherwise required by applicable law, converted into the right to receive the Common Merger Consideration, and their (B) Company Preference Shares will be cancelled and automatically converted into the right to receive preference shares in the Surviving Company.

Notwithstanding the exercise by Dissenting Shareholders of their appraisal rights pursuant to Section 106 of the Companies Act, at the Effective Time, any of the Company Common Shares or the Company Preference Shares held by a Dissenting Shareholder will be bound by the Merger Agreement, the Dissenting Shares that are Company Common Shares will be cancelled and converted into the right to receive the Common Merger Consideration and the Dissenting Shares that are Company Preference Shares will be cancelled and converted into the right to receive preference shares in the Surviving Company.

Within one month of the Bermuda Court appraising the value of the Dissenting Shares, in the event that the value of Company Common Shares as appraised by the Bermuda Court is greater than the Per Share Merger Consideration, then the Surviving Company will pay to such Dissenting Shareholders, in respect of such Company Common Shares, the difference between the Per Share Merger Consideration and the value of the Company Common Shares appraised by the Bermuda Court. Within one month of the Bermuda Court appraising the value of the Dissenting Shares, in the event that the value of Company Preference Shares as appraised by the Bermuda Court is greater than the value of the preference shares of the Surviving Company, then the Surviving Company will pay to such Dissenting Shareholders, in respect of such Company Preference Shares, the difference between the value of the preference shares of the Surviving Company and the value of the Company Preference Shares appraised by the Bermuda Court. A Dissenting Shareholder has no right of appeal from an appraisal made by the Bermuda Court.

Shareholders who do not strictly comply with the requirements of Section 106 of the Companies Act will not be entitled to exercise the appraisal rights granted by this section.

Under the Merger Agreement, Textainer is required to give Parent (i) prompt (but in any event within 48 hours of Textainer’s receipt of such demand) written notice of any demands for appraisal (or withdrawals thereof) and any other written instruments, notices, petitions or other communication received by Textainer in connection with the foregoing, and, to the extent Textainer has knowledge thereof, any applications to the Bermuda Court for appraisal of the fair value of the Dissenting Shares and (ii) to the extent permitted by applicable law, the opportunity to direct any settlement negotiations and proceedings with respect to any demands for appraisal under the Companies Act (subject to Parent’s obligation to keep Textainer reasonably informed and give Textainer a reasonable opportunity to participate in the defense or settlement and consider in good faith Textainer’s advice). Textainer is not permitted to voluntarily make any payment with respect to, offer to settle or settle any such demands or applications or take any other action to exercise appraisal rights in accordance with the Companies Act without the prior written consent of Parent.

Assistance

If you have additional questions about the Transactions, need assistance in submitting your proxy or voting your Company Common Shares or Company Preference Shares, or need additional copies of the proxy statement or the enclosed Proxy Documents, please contact our Proxy Solicitor at:

For Shareholders who are not South African Shareholders:

1290 Avenue of the Americas, 9th Floor

New York, NY 10104

Shareholders, Banks and Brokers

Call Toll Free:

888-275-8475

For Shareholders who are South African Shareholders:

Computershare Investor Services Proprietary Limited

(Registration number: 2004/003647/07)

Rosebank Towers

15 Biermann Avenue

Rosebank

Johannesburg, South Africa, 2196

Call Toll Free:

086-110-0930

THE MERGER PROPOSAL

This section of this proxy statement describes the various aspects of the Merger and related matters. This section may not contain all of the information that is important to you. You should carefully read this entire proxy statement and the documents incorporated by reference into this proxy statement, including the full text of the Merger Agreement, a copy of which is attached to this proxy statement as Annex A, for a more complete understanding of the Merger. In addition, important business and financial information about each of Textainer is included in or incorporated by reference into this proxy statement. For a listing of the documents incorporated by reference into this proxy statement, see the section entitled “Where You Can Find Additional Information.”

Transaction Structure

Subject to the terms and conditions of the Merger Agreement and the Statutory Merger Agreement, and pursuant to the applicable provisions of the Companies Act, at the Effective Time, Merger Sub will merge with and into Textainer, the separate corporate existence of Merger Sub will cease and Textainer will survive the Merger as a wholly-owned subsidiary of Parent.

Merger Consideration

At the Effective Time, Merger Sub will be merged with and into Textainer and each Company Common Share issued and outstanding immediately prior to the Effective Time (other than the Excluded Shares) will be cancelled and automatically converted into the right to receive an amount in cash equal to the Per Share Merger Consideration.

South African Shareholders whose shareholding is recorded in the South African Branch Register will, in respect of each Share, receive the Rand equivalent of the Per Share Merger Consideration at the applicable USD/Rand Exchange Rate, payable without interest and subject to any required tax withholding (including on account of securities transfer tax). The Rand equivalent of the Per Share Merger Consideration at the USD/Rand Exchange Rate will be communicated to Shareholders by an announcement on SENS prior to the Closing.

Additionally, each Company Preference Share will automatically convert into a preference share of the Surviving Company and will be entitled to the same dividend and all other preferences and privileges, voting rights, relative, participating, optional and other special rights as set forth in their respective certificate of designations in effect as of immediately prior to the Effective Time. Within 120 days following the Closing, each such outstanding preference share of the Surviving Company will be redeemed by the Surviving Company, and each holder thereof will receive an amount in cash equal to the amount which such holder is entitled pursuant to the applicable certificate of designations.

At the Effective Time, each outstanding Company Option (whether or not vested) will automatically be cancelled and converted into the right to receive an amount in cash, without interest, equal to the product obtained by multiplying (x) the number of Company Common Shares subject to such Company Option that is outstanding immediately prior to the Effective Time, by (y) the amount by which the Per Share Merger Consideration exceeds the per-share exercise price of the Company Option, less applicable taxes required to be withheld with respect to such payment. Any Company Option that is outstanding immediately prior to the Effective Time with a per-share exercise price that is greater than or equal to the Per Share Merger Consideration will be cancelled at the Effective Time without payment or other consideration therefor.

At the Effective Time, each outstanding award of Company RSUs will be converted into a contingent right to receive an amount in cash, without interest, equal to the product obtained by multiplying (x) the number of Company Common Shares subject to such award of Company RSUs (in each case, with respect to any performance-based vesting requirements, assuming attainment of the maximum level of performance under the terms of the applicable award agreement) immediately prior to the Effective Time, by (y) the Per Share Merger Consideration, plus any unpaid cash in respect of dividend equivalent rights accrued prior to the Effective Time with respect to such Company RSUs, as applicable (after giving effect to the maximum level of performance), less any required withholding taxes. Subject to the applicable holder’s continued service with Parent and its affiliates (including the Surviving Company and its subsidiaries), the Unvested Company RSU Consideration will vest and become payable on the earlier of (i) the satisfaction of the time-based vesting conditions (including any vesting acceleration provisions) that applied to the corresponding portion of the applicable unvested Company RSUs immediately prior to the Effective Time and (ii) the 12-month anniversary of the Effective Time (other than in respect of awards granted after the signing of the Merger Agreement, which would vest and become payable in accordance with the conditions of the applicable award agreement). The Unvested Company RSU Consideration will otherwise remain subject to the same terms and conditions that were applicable to the underlying Company RSUs immediately prior to the Effective Time.

Financing of the Merger

The consummation of the Merger is not subject to a financing condition. Parent anticipates using a combination of equity capital, availability under certain of Textainer’s existing debt facilities and existing cash on hand at Textainer to pay the Merger Consideration and all related fees and expenses. In order to utilize availability under certain of Textainer’s existing credit facilities and cause such facilities to remain obligations of the Surviving Company following the Closing, Textainer and Parent are seeking consents and specified amendments to certain change of control and other provisions thereunder. If the parties are unable to obtain such consents and specified amendments prior to Closing (or if an event of default or other specified default is then existing under such facilities), Parent will utilize a backstop debt facility to fund repayment of up to $2.265 billion of such existing Textainer debt facilities which would be required to be repaid in connection with Closing.

On October 22, 2023, Parent and Merger Sub delivered to Textainer (a) executed equity commitment letters from each of Stonepeak Infrastructure Fund IV Cayman (AIV II) LP and Stonepeak Asia Infrastructure Fund (AIV I) LP (collectively the “Equity Commitment Letter”), pursuant to which these entities have severally committed to Parent and Merger Sub to fund, subject to the terms and conditions thereof, an aggregate amount up to $2.135 billion for purposes of paying the Merger Consideration and transaction fees and expenses at the Closing and (b) an executed debt commitment letter (the “Debt Commitment Letter”) from Deutsche Bank AG New York Branch (“DBNY”) and Deutsche Bank Securities Inc. (collectively with DBNY, “Deutsche Bank”) pursuant to which DBNY agreed, subject to the terms and conditions thereof, to fund a backstop credit facility of up to $2.265 billion, the proceeds of which would be used to repay specified existing Textainer debt facilities in the event the parties do not receive the requisite consents and other specified amendments thereunder (or if an event of default or other specified default is then existing thereunder), to pay any related transaction costs and for working capital and general corporate purposes. The Debt Commitment Letter was subsequently amended and restated on October 29, 2023 to add Wells Fargo Bank, N.A. (“Wells Fargo Bank”) and Wells Fargo Securities, LLC (collectively, with Wells Fargo Bank, “Wells Fargo”) as a party thereto and pursuant to which each of DBNY and Wells Fargo Bank committed to provide up to 50% of the $2.265 billion backstop facility, subject to the terms and conditions thereof.

On October 22, 2023, Parent has also delivered duly executed limited guarantees (the “Limited Guarantees”) of Stonepeak Infrastructure Fund IV Cayman (AIV II) LP and Stonepeak Asia Infrastructure Fund (AIV I) LP (as “Guarantors”), pursuant to which the Guarantors, subject to the terms and conditions thereof, have severally guaranteed the obligations of Parent to pay the Parent Termination Fee and certain other fees and obligations, subject to an aggregate cap equal to $147.8 million.

We believe, but cannot assure you, that Parent will have sufficient cash on the Closing Date to complete the Merger.

Required Debt and Swap Consents and Actions; Required Commercial Consents

We have agreed to cooperate, with Parent, upon Parent’s reasonable request, in connection with obtaining (a) consent to the Transactions from (i) the lenders under specified existing Textainer debt facilities aggregating approximately $2.265 billion and (ii) to the extent applicable, the counterparties to related swap contracts and (b) any waivers or amendments (i) in respect of the applicable change of control provisions under any such existing debt facility or swap contract in connection with the Transactions or (ii) as otherwise contemplated by the Debt Commitment Letter. If reasonably requested by Parent we have agreed to take certain related actions including executing related documentation and facilitating repayment or repurchase of such existing debt facilities; provided that (x) we are not required to take any such actions unless the effectiveness thereof is contingent upon the occurrence of the Closing and (y) Parent is obligated, upon our request, to reimburse us for all reasonable and documented out-of-pocket costs and expenses (including reasonable attorneys’ and accountants’ fees) incurred in connection with such cooperation and to indemnify and hold harmless us and our representatives from and against certain losses, damages, claims, costs or expenses suffered or incurred by any of them in connection with any such repurchase or repayment. The receipt of any consent, approval, waiver or amendment or the execution of any documentation contemplated above is in no way a condition to any Merger Agreement party’s requirement to effect the Closing.

We have also agreed upon Parent’s reasonable request, to use commercially reasonable efforts to obtain or effect, as applicable, any necessary or reasonably desirable notices, acknowledgments, waivers or consents with respect to specified Textainer contracts identified by Parent. provided that subject to limited or specified exceptions Textainer is not required to make or agree to make any payments to any third party, concede or agree to concede anything of monetary or economic value, amend or otherwise modify any contract to which it is a party to or by which it is bound or commence, or defend or participate in any proceeding. The receipt of any consent, approval, waiver or amendment contemplated by this paragraph is in no way a condition to any party’s requirement to effect the Closing.

Background of the Merger

The Textainer Board and members of Textainer’s senior management team meet and consider, on an ongoing basis, Textainer’s performance, future growth prospects, use of capital, long-term strategy and the range of strategic opportunities available to Textainer to strengthen its business and to enhance shareholder value. As part of this review, the Textainer Board and senior management have from time to time evaluated a variety of potential strategic alternatives as an independent company, investments in potential new growth opportunities, acquisitions and other strategic transactions. The Textainer Board also regularly meets to review updates to Textainer’s strategic plan and financial forecast.

The Merger and the terms of the Merger Agreement are the result of arm’s length negotiations conducted among representatives of Textainer, Stonepeak and their respective advisors. The following chronology summarizes the key meetings, negotiations, and events and actions among the parties that led to the signing and public announcement of the Merger Agreement.

On April 12, 2023, Triton International Limited (“Triton”) and Brookfield Infrastructure Corporation (“BIPC”) announced BIPC’s planned acquisition of Triton, the largest global shipping container leasing company (the “Triton acquisition”). Following the Triton acquisition, the sole remaining global shipping container leasing company listed in the U.S. would be Textainer.

Promptly following the Triton announcement and thereafter, Mr. Olivier Ghesquiere (Textainer’s Chief Executive Officer and a member of the Textainer Board) and Mr. Michael Chan (Textainer’s Chief Financial Officer) were independently contacted by various financial advisory firms—potentially with the intention of measuring Textainer’s interest in pursuing a sales process—offering to review with Messrs. Ghesquiere and Chan the Triton acquisition and provide relevant insights regarding such transaction.

Also on April 12, 2023, Mr. Ghesquiere notified the Textainer Board, including Mr. Hyman Shwiel (Chair of the Textainer Board) of the Triton announcement and the outreach by potential financial advisors regarding the Triton acquisition.

On April 13, 2023, a representative of Deutsche Bank Securities Inc. (“Deutsche Bank”), Stonepeak’s financial advisor, reached out to Mr. Chan to request a meeting of representatives of Textainer and Stonepeak.

Also on April 13, 2023, given the announcement of the Triton acquisition and request by Deutsche Bank, Mr. Ghesquiere, in consultation with Mr. Shwiel, determined it was advisable for Textainer management to analyze the Triton acquisition with the assistance of BofA Securities (given its extensive shipping container industry knowledge and deep understanding of Textainer and its business), and, if the Textainer Board agreed, having representatives of BofA Securities attend the next regularly scheduled Textainer Board meeting to discuss the Triton acquisition and its related implications for Textainer. At the request of Mr. Shwiel, Mr. Ghesquiere determined to organize a videoconference with the Textainer Board to update the Textainer Board on the Triton acquisition.

On April 13, 2023, Messrs. Ghesquiere, Chan and Giancarlo Gennaro (Textainer’s Vice President, Finance) spoke by videoconference with representatives of BofA Securities to familiarize themselves with the Triton acquisition generally.

On April 14, 2023, a videoconference was held with Textainer senior management and the Textainer Board members participating. Topics covered included (i) the terms of and anticipated closing timeline for the proposed Triton acquisition, (ii) the expected impact of the transaction on Textainer (e.g., market impact and likely increased interest to acquire Textainer from other infrastructure funds, possible activist investor activity and potential for reduced public investor and investment analyst sales coverage/interest as Textainer would be the sole shipping container lessor listed in the U.S.) and (iii) a review of prior shipping container lessor comparable transactions. The participants also discussed relevant considerations for selecting an investment advisor should the Textainer Board determine it appropriate or advisable. Mr. Ghesquiere and the Textainer Board agreed representatives of BofA Securities should be invited to join the next regularly scheduled Textainer Board meeting (scheduled for May 31 and June 1, 2023) to, among other things, discuss the Triton transaction in greater detail, educate the Textainer Board about the various infrastructure funds and their related valuation approaches and provide other related insights. Mr. Ghesquiere advised the Textainer Board about an upcoming meeting with Stonepeak and that, at the Textainer Board’s direction, he would speak to bankers and otherwise keep them updated on any acquisition-related developments.

On April 17, 2023, Messrs. Ghesquiere, Chan and Daniel Cohen (Textainer’s General Counsel) met at Textainer’s San Francisco, California office in person with Mr. James Wyper, a representative of Stonepeak, and a representative of Deutsche Bank. At this meeting, the parties discussed the shipping container industry, including its recent cycles and current market status, and the Triton acquisition.

On April 24, 2023, Mr. Blake Dwyer of Stonepeak contacted Mr. James Earl (a member of the Textainer Board) to discuss the shipping container industry generally. Mr. Earl responded that given his position on the Textainer Board, he did not view it as appropriate at this time for him to speak with Stonepeak representatives.

On April 27, 2023, Messrs. Ghesquiere and Chan met via videoconference with representatives of Stonepeak. During this call, the representatives of Stonepeak affirmed Stonepeak’s interest in pursuing a potential transaction, including a partnership or acquisition of Textainer.

On April 30, 2023, an advisor of a potential financial acquiror, an infrastructure fund (“Company A”), contacted Mr. Ghesquiere, on an unsolicited basis, and requested a meeting.

On May 1, 2023, Messrs. Ghesquiere, Chan, Cohen and Gennaro discussed via videoconference with representatives of BofA Securities the agenda for BofA Securities’ presentation to the Textainer Board regarding the Triton acquisition and its possible implications for Textainer.

On May 2, 2023, Textainer’s first quarter 2023 earnings were announced pre-market.

Also on May 2, 2023, Mr. Ghesquiere met in person with an advisor to Company A, who sought to arrange a meeting with representatives of both Textainer’s management team and Company A.

On May 3, 2023, Mr. Ghesquiere notified Mr. Shwiel of his meeting with the advisor to Company A. The Textainer Board was subsequently notified at its next meeting.

On May 4, 2023, Messrs. Ghesquiere, Chan, Cohen and Gennaro met with representatives of a financial advisory firm who had contacted Textainer on an unsolicited basis. This firm gave a presentation on the Triton acquisition and a potential acquisition transaction involving Textainer (with valuation analyses for Textainer based on the Triton acquisition and analyses based on Textainer’s publicly available information).

On May 9, 2023, Messrs. Ghesquiere, Chan, Cohen and Gennaro spoke via videoconference with Messrs. Wyper and Dwyer from Stonepeak. Among other things, the participants discussed Textainer’s first quarter financial results, the state of the shipping container industry, return levels for new container investments, demand for new leased containers, performance drivers and utilization trends, and compared recent strategies of Textainer and Triton. Messrs. Wyper and Dwyer indicated that Stonepeak intended to provide a written indication of interest to acquire Textainer.

On May 11, 2023, Messrs. Ghesquiere, Chan, Cohen and Gennaro met with representatives from Company A at Textainer’s office in San Francisco, CA. During the meeting, the attendees discussed, among other topics, industry trends, Textainer’s operational performance based on publicly available information and Textainer’s current debt structure. Company A representatives expressed their interest in the shipping container industry generally (having previously evaluated other container leasing opportunities) and Textainer specifically (which they shared they had been evaluating for some time). Company A’s representatives indicated they intended to provide a written indication of interest to acquire Textainer.

Also on May 11, 2023, representatives of Stonepeak provided Messrs. Ghesquiere and Chan an unsolicited written, non-binding indication of interest addressed to the Textainer Board (the “Stonepeak Indication”) to potentially acquire 100% of Textainer’s issued and outstanding common shares for $40.50 per share in cash. The Stonepeak Indication provided that all of Textainer’s existing debt would remain outstanding and the Textainer preferred shares would be redeemed in the change of control. The offer was not contingent on Stonepeak obtaining financing, but was subject to the completion of customary due diligence. The Stonepeak Indication represented a premium of approximately 15.7% to the closing price of the Company Common Shares on May 10, 2023. The Stonepeak Indication was promptly shared with members of the Textainer Board and representatives of O’Melveny & Myers LLP (“OMM”), legal counsel to Textainer.

On May 15, 2023, Mr. Ghesquiere responded to representatives from Stonepeak by email thanking them for their interest in Textainer and advising that the letter would be forwarded to the Textainer Board and be carefully considered.

Also on May 15, 2023, Messrs. Ghesquiere and Chan met with representatives from a potential financial advisory firm, at the request of such firm on an unsolicited basis, to discuss the Triton transaction and considerations for a possible transaction involving Textainer. Representatives of that firm reviewed Textainer’s position in its industry, Textainer’s historical operating and trading performance, potential financial acquirers, potential acquisition scenarios and potential next steps in Textainer’s review of strategic opportunities (if the Textainer Board determined to pursue such a strategy).

Also on May 15, 2023, representatives from an investment firm, (“Company B”) visited Textainer’s office in San Francisco, CA to meet with Messrs. Ghesquiere and Chan to discuss the current shipping container leasing market environment following the Triton acquisition announcement. From time-to-time Textainer representatives had previously met in person with Company B representatives with Company B generally monitoring events at Textainer.

On May 16, 2023, the Textainer Board held a special meeting via videoconference. Also present were members of management, representatives of OMM and representatives of Conyers Dill & Pearman (“Conyers”), Bermuda legal counsel to Textainer. In addition to developments since the Triton announcement, the participants reviewed the recent meetings with Company A and Stonepeak, the Stonepeak Indication and other unsolicited views of investment banks regarding valuations of Textainer. Prior to the meeting, a presentation addressing various considerations in the context of a potential “change of control” transaction (including the Textainer Board’s fiduciary duties) was circulated to the Textainer Board. Representatives of OMM and Conyers reviewed this presentation with the Textainer Board, with Conyers reviewing the Textainer Board’s fiduciary duties under Bermuda law. The participants also discussed reviving Textainer’s acquisition committee (the “Textainer Acquisition Committee”) and updating its membership. This committee was historically used to advise Textainer management on mergers and acquisitions, fleet acquisitions or other non-ordinary course acquisition or disposition related matters when requested. It was believed that this advisory committee might be potentially useful in coordinating routine activities as the Textainer Board and Textainer management coordinated various related activities. The Textainer Board directed Mr. Ghesquiere to begin interviewing potential financial advisors to Textainer to assist the Textainer Board in evaluating its options and consideration of the Stonepeak Indication. Following the meeting, Mr. Cohen circulated to the Textainer Board the Stonepeak Indication and various presentations from potential financial advisors (all of which were unsolicited). As a follow-up to the meeting, on May 16, 2023, Mr. Cohen circulated to the Textainer Board publicly available materials about (i) Stonepeak and BIPC and (ii) the Company Preference Shares and how they might be handled in accordance with the terms set forth in their respective certificate of designations in the context of a potential acquisition and a discussion of the treatment of Triton’s preference shares.

Also on May 16, 2023, Messrs. Ghesquiere, Chan, and Gennaro spoke via videoconference with representatives of a potential financial advisory firm, at the request of such firm on an unsolicited basis, about the Triton acquisition and considerations for a possible transaction involving Textainer. Representatives of this potential financial advisor reviewed a valuation analysis prepared by such firm based on publicly available data on Textainer.

On May 23, 2023, Mr. Ghesquiere and representatives from Company A spoke by telephone, whereon Mr. Ghesquiere was informed Company A would be providing an indication of interest. Later that day, Company A delivered to Mr. Ghesquiere an unsolicited written, non-binding indication of interest (the “Company A Indication”) to acquire 100% of Textainer’s outstanding Company Common Shares at a price of $42.00 per share in cash. The Company A Indication represented a premium of approximately 14.8% to the closing price of the Company Common Shares on May 22, 2023. The Company A Indication provided for backstop funding for any debt acceleration in the event Textainer’s lenders did not consent to the change of control transaction. A copy of the Company A Indication was subsequently provided to the Textainer Board by Mr. Cohen.

On May 25, 2023, Mr. Cohen provided to the Textainer Board a summary of the recently filed Triton Form-4/Proxy Statement along with draft resolutions of the Textainer Board setting forth a standing mandate for the convening of the Acquisition Committee to advise Textainer management when requested (the “Acquisition Committee Mandate”) for review at the upcoming scheduled Textainer Board meeting. The Acquisition Committee Mandate only granted the Acquisition Committee advisory authority and did not delegate any specific standing transaction approval authority from the Textainer Board.

On May 26, 2023, representatives from BofA Securities provided a proposed written engagement letter (the “Engagement Letter”) to act as Textainer’s exclusive financial advisor for a potential acquisition transaction, the terms of which were then reviewed by outside counsel at OMM. A copy of the Engagement Letter was provided to Messrs. Shwiel, Ghesquiere and Chan. Between May 26, 2023 and August 9, 2023, BofA Securities and Textainer negotiated the terms of the Engagement Letter, which was executed on August 9, 2023.

Prior to retaining BofA Securities and to facilitate BofA Securities’ attendance and participation at the Textainer Board meeting (scheduled for May 31 and June 1, 2023), representatives of BofA Securities and Textainer negotiated an indemnification and confidentiality agreement (the “BofA Securities Confidentiality Agreement”).

On May 28, 2023, BofA Securities and Textainer entered into the BofA Securities Confidentiality Agreement.

On May 31, 2023 and June 1, 2023, the Textainer Board held its regularly scheduled meeting, with members of Textainer’s senior management team also present on both days and with representatives of BofA Securities participating during part of the May 31, 2023 meeting. During relevant portions of this two-day meeting, the Textainer Board discussed, among other things, developments since the Triton announcement.

On May 31, 2023, representatives of BofA Securities joined a portion of the Textainer Board meeting. At that time, BofA Securities had not formally valued Textainer and was not yet aware Textainer had received two indications of interest. Relevant topics addressed included BIPC’s rationale for the Triton acquisition, the Triton transaction structure (including BIPC’s significant equity funding and Triton’s existing debt facilities which BIPC was seeking to keep in place post-closing) and related key transaction takeaways. Also discussed were the current infrastructure market and the growing acceptance of shipping container lessors as a suitable asset class for infrastructure funds and a survey of potential infrastructure investors (including infrastructure funds, insurance companies and pension funds) who may have interest in a potential Textainer acquisition. The participants also discussed the Textainer Board’s fiduciary duties when presented with a bid, how bids might be analyzed when received and the various approaches the Textainer Board could take to respond to an unsolicited offer as well as strategic alternatives to pursuing a transaction or engaging with parties providing unsolicited offers.

Following the departure of the representatives of BofA Securities from the meeting, the Textainer Board and management discussed the retention of a financial advisor and the need for Textainer to prepare a longer term financial model and resulting forecasts to assist the Textainer Board in determining a reasonable valuation for Textainer in the context of a potential acquisition transaction and considering Textainer’s alternatives. In that regard, the Textainer Board, among other things, (i) considered and shared their views of BofA Securities and of certain other selected potential financial advisors and discussed and reviewed relevant advisory fee levels and other related terms and (ii) instructed management to begin preparing the longer-term financial model and related forecasts (the “Textainer Forecasts”) (as described further in the section “The Merger Proposal—Opinion of Textainer’s Financial Advisor”). With a view to retaining BofA Securities as its financial advisor, the Textainer Board then directed Mr. Ghesquiere and the Acquisition Committee to share the Company A Indication and Stonepeak Indication with BofA Securities and to discuss with BofA Securities fee and other engagement terms consistent with those discussed amongst members of the Textainer Board and management.

On June 1, 2023, the Textainer Board reconvened in person, together with members of Textainer’s management team, at which time among other things, the Textainer Board (i) adopted the Acquisition Committee Mandate and (ii) determined to retain BofA Securities, with such key terms to be agreed upon by Mr. Ghesquiere on behalf of Textainer and Mr. Loli Wu on behalf of BofA Securities. As described below, this engagement was formalized with the approval and execution of the related engagement letter in August 2023. In addition, although the Textainer Acquisition Committee Mandate (forming the Textainer Acquisition Committee) was approved at this meeting, the committee members never convened nor took any action in relation to the proposed transaction. As described below, related discussions were held with, and decisions made by, the Textainer Board as a whole.

On June 2, 2023, Mr. Ghesquiere separately notified representatives from each of Stonepeak and Company A that the Textainer Board reviewed their respective indication at its recent meeting and that Textainer was in the process of engaging BofA Securities as its financial advisor. Mr. Ghesquiere also informed representatives of Stonepeak and Company A that Textainer would revert back to them regarding their indication after BofA Securities was engaged and further review by the Textainer Board.

On June 5, 2023 and June 7, 2023, representatives from BofA Securities and Textainer management discussed via videoconference Textainer’s development of the Textainer Forecasts.

On June 6, 2023, representatives from Company A emailed Mr. Ghesquiere to request a non-disclosure agreement to permit Company A to commence its due diligence relating to Textainer.

On June 7, 2023, representatives from BofA Securities met with Messrs. Wyper and Dwyer and communicated that the Textainer Board was continuing to review the Stonepeak Indication. Representatives of BofA Securities also advised Mr. Wyper that it would likely be at least three to four weeks before the Textainer Board would be in a position to respond.

On June 8, 2023, Mr. Ghesquiere spoke with representatives from Company A via telephone sharing that the Textainer Board was continuing to review the Company A Indication. Mr. Ghesquiere stated that the Textainer Board needed three to four weeks before it would be in a position to respond, but in the meantime Textainer was working to set up a virtual data room (the “VDR”) with the information and documents requested in the Company A Indication.

On June 9, 2023, Mr. Ghesquiere received an unsolicited email from a financial advisor to a new potential financial bidder, an infrastructure fund.

Also on June 9, 2023, representatives of BofA Securities and Textainer management met via videoconference and discussed Textainer’s development of a transaction work plan.

On June 12, 2023, Mr. Cohen emailed the Textainer Board (i) a summary of Textainer’s responses to Stonepeak and Company A, as well as interest in Textainer by a new potential financial bidder, an infrastructure fund, introduced to Textainer by an investment advisor, (ii) BofA Securities’ responses to the draft Engagement Letter and (iii) the status of Mr. Gennaro’s work on the Textainer Forecasts.

Between June 13, 2023 and August 18, 2023, members of Textainer management, together with input from BofA Securities, reviewed Textainer’s longer term business model and resulting Textainer Forecasts.

On June 27, 2023, after an introduction by representatives from a financial advisory firm, Messrs. Ghesquiere and Chan spoke via videoconference with a representative from the aforementioned infrastructure fund and discussed Textainer’s business, the Triton acquisition, and whether Textainer had retained bankers. Such representative of the infrastructure fund indicated that it had interest in potentially moving forward with an acquisition of Textainer. Ultimately, this infrastructure fund did not submit an indication of interest.

On June 28, 2023, Messrs. Ghesquiere and Chan and representatives from a potential financial advisory firm, at the request of such firm on an unsolicited basis, discussed via videoconference the Triton acquisition and considerations for a possible transaction involving Textainer. Representatives of that firm reviewed Textainer’s position in its industry, Textainer’s historical operating and trading performance, potential financial acquirers, potential acquisition scenarios and potential next steps in Textainer’s review of strategic opportunities (if the Textainer Board determined to pursue such a strategy).

On June 29, 2023, the Textainer Board held a special meeting via videoconference. Also present were members of Textainer’s management team and, for a portion of the meeting, representatives of BofA Securities. Prior to representatives of BofA Securities joining the meeting, among other things, Messrs. Ghesquiere and Gennaro reviewed Textainer management’s longer term business model and resulting Textainer Forecasts. Questions were asked and answered with the Textainer Board approving the Textainer Forecasts and BofA Securities’s use of and reliance on the Textainer Forecasts in the context of its valuation analysis. Representatives of BofA Securities then joined the meeting and gave a detailed presentation on their preliminary valuation analysis (including a review of the valuation methodologies employed and resulting valuation ranges). The participants then reviewed the Stonepeak Indication, the Company A Indication and related topics. After the representatives of BofA Securities were excused from the meeting, the Textainer Board further discussed, among other things, the indicated preliminary valuation ranges for Textainer, with the Textainer Board determining it was not appropriate to commence a sales process at that time. After the meeting, the Textainer Board instructed representatives BofA to communicate to Stonepeak and Company A that their respective indicative offers were not adequate but they could provide higher indications of interest to induce Textainer to engage in further discussions and potentially commence related due diligence on Textainer.

On July 2, 2023, the Textainer Board resolved by unanimous written consent to amend Textainer’s 2021 and 2022 PRSU grants to provide performance achievement at the actual performance level, up to a maximum achievement of 200%, under the terms of the applicable award agreement, on the occurrence of a transaction involving a “change of control,” with vesting to occur upon the earlier of (i) the last day of the performance period as set forth therein or (ii) 12 months following the closing date of such “change of control.”

On July 5, 2023, representatives of BofA Securities communicated to Stonepeak that the Stonepeak Indication was insufficient to engage in further discussion but that Stonepeak could submit an improved indication of interest to induce further engagement and potentially commence due diligence. In response, Mr. Wyper stated that Stonepeak would revisit Stonepeak’s valuation of Textainer.

Also on July 5, 2023, representatives of BofA Securities communicated to Company A that the Company A Indication was insufficient to engage in further discussion but that Company A could submit an improved indication of interest to induce further engagement and potentially commence due diligence.

On July 6, 2023, representatives from BofA Securities and Stonepeak met via videoconference, during which representatives from Stonepeak indicated an updated offer from Stonepeak would be provided after Textainer’s earnings were released the following week.

On July 11, 2023, representatives of BofA Securities and representatives of the financial advisor to Company A discussed by telephone feedback to the Company A Indication.

On July 13, 2023, Mr. Cohen via email updated the Textainer Board generally noting (i) BofA Securities had made the requested communication to Stonepeak and Company A regarding their initial indications and advising them that they could submit improved indications of interest to induce further engagement and potentially commence due diligence, (ii) Stonepeak was working on its response, with BofA expecting an additional call with Deutsche Bank the following week, and (iii) the July 11, 2023 follow-up call between representatives of Company A’s financial advisors and representatives of BofA Securities.

On July 22, 2023, representatives from BofA Securities and Deutsche Bank met via videoconference, during which representatives from Deutsche Bank indicated an updated offer from Stonepeak would be provided in the near term, with Stonepeak considering the related timing in the context of Textainer’s upcoming second quarter 2023 earnings announcement.

On July 26, 2023 representatives from Stonepeak provided a revised offer to Textainer, dated July 25, 2023, which was then sent to the Textainer Board. The revised offer, among other things, increased Stonepeak’s bid to $46.50 per share in cash from $40.50 per share in cash (the “July 26 Stonepeak Proposal”) and noted that the increase incorporated Stonepeak’s expectations regarding future adoption of Global Minimum Tax rules and was based on Stonepeak confirming its assumptions with respect to Textainer’s forecasted financial results for the years 2023 and 2024 during the due diligence process.

On July 28, 2023, the Textainer Board held a special meeting via videoconference. Representatives of BofA Securities and OMM were present. At this meeting, the participants reviewed the July 26 Stonepeak Proposal and the Company A Indication (each at a price level below which the Textainer Board was prepared to recommend a transaction). As part of this review, a range of options was considered to obtain the best possible indicative offers including through additional buyer engagement and creation of a competitive dynamic. Following discussion, it was determined that BofA Securities should communicate to Stonepeak that the July 26 Stonepeak Proposal was still not at a level at which the Textainer Board would be willing to recommend a transaction. In addition the Textainer Board authorized (i) BofA Securities to identify and engage with selected potential acquirers that BofA Securities determined would have the resources and interest in engaging with Textainer to provide an indicative acquisition offer, (ii) management to work with BofA Securities to coordinate and conduct informational calls and prepare and provide diligence materials to these selected potential acquirers on a confidential basis to facilitate the generation of indicative offers, and (iii) BofA Securities to respond to the parties that already provided indicative offers to Textainer (including Stonepeak) to advise them of the process the Textainer Board has endorsed and to advise them on the next steps forward.

Between August 1, 2023 and September 8, 2023, BofA Securities conducted outreach to 17 potential bidders (including Stonepeak, Company A and Company B) and received inbound interest from two additional potential “strategic” bidders (such “strategic” bidders referred to below as Company C and Company D). Stonepeak, Company A, Company B, Company C, Company D and the other potential bidders are collectively referred to below as the “Interested Bidders.” All Interested Bidders were required to execute non-disclosure agreements (which also included customary standstill provisions) in substantially the same form to participate in meetings with Textainer management at which confidential information would be discussed and to be granted access to the VDR. Between August 1, 2023 and September 13, 2023, Textainer, with assistance from representatives of OMM, negotiated the terms of and executed 12 non-disclosure agreements in total (including the Stonepeak Non-Disclosure Agreement, the Company A Non-Disclosure Agreement, the Company B Non-Disclosure Agreement, the Company C Non-Disclosure Agreement and the Company D Non-Disclosure Agreement, each as defined below to the extent not previously defined). Textainer representatives held individual meetings where confidential informational was shared with representatives of 11 of the Interested Bidders (including meetings with Stonepeak and Companies A, B, C and D). As described below, each of the Interested Bidders that executed non-disclosure agreements received a process letter with instructions for submitting a preliminary proposal.

On August 1, 2023, Textainer’s second quarter 2023 earnings were announced pre-market.

On August 4, 2023, representatives from BofA Securities gave a presentation to members of Textainer management on the latest updates with the Interested Bidders, including, among other items, when introduction calls occurred, the dates on which non-disclosure agreements were first sent, whether informational background meetings between representatives of the Interested Bidders and representatives of Textainer had been scheduled and other general status notes (such presentation, the “Bidder Log”).

On August 7, 2023, Textainer and Stonepeak entered into a non-disclosure agreement (the “Stonepeak Non-Disclosure Agreement”), which, among other provisions, contained a customary standstill provision pursuant to which Stonepeak would be prohibited from taking certain actions with respect to Textainer, including making any request to amend or waive the standstill provision, in each case, without the prior consent of Textainer, until August 7, 2024, subject to certain standstill termination triggers, including Textainer’s entry into the Merger Agreement.

Also on August 7, 2023, the Textainer Board held a special meeting via videoconference. Also present were members of Textainer’s management and representatives of OMM. At this meeting, Mr. Ghesquiere provided general updates on the status of the potential acquisition. Also, the Textainer Board approved the finalized Engagement Letter detailing BofA Securities’ service as Textainer’s financial advisor. In connection therewith, among other things, it was noted that the Engagement Letter reflected the negotiated fee, expense and “tail” provisions and other customary provisions, including that the transaction fee (with a credit for the $3 million fairness opinion fee) would be payable upon the closing of the proposed transaction. The Textainer Board also reviewed and evaluated specified information provided by BofA Securities at Textainer’s request to assist it in evaluating BofA Securities’ independence and its ability to act consistently with its various obligations as Textainer’s financial advisors. Related risks included the risk of relationships BofA Securities had with various

Interested Bidders (including Stonepeak). In approving BofA Securities engagement, the Textainer Board considered, among other things (i) BofA Securities’ ability to identify and manage these relationships and serve the interests of the Textainer Board and (ii) the value of BofA Securities’ unique container leasing industry expertise, knowledge and industry connections and the value that these skills and expertise were expected to deliver to Textainer in a potential acquisition process and its knowledge of and experience with Stonepeak, Company A and other possible Interested Bidders.

On August 9, 2023, Textainer and BofA Securities executed the Engagement Letter.

Also on August 9, 2023, Textainer and Company B entered into a non-disclosure agreement (the “Company B Non-Disclosure Agreement”), which, among other provisions, contained a customary standstill provision pursuant to which Company B would be prohibited from taking certain actions with respect to Textainer, including making any request to amend or waive the standstill provision, in each case, without the prior consent of Textainer, until August 9, 2024, subject to certain standstill termination triggers, including Textainer’s entry into the Merger Agreement.

Also on August 9, 2023, Deutsche Bank executed a joinder agreement, wherein Deutsche Bank agreed to become a party to, to be bound by, and to comply with the covenants, terms and conditions, with certain exceptions, of the Stonepeak Non-Disclosure Agreement.

On August 11, 2023, Mr. Cohen emailed the Textainer Board updates on, among other things, the status of informational background meetings with certain Interested Bidders as summarized in an updated Bidder Log provided to Textainer. Mr. Cohen also informed the Textainer Board that Textainer executed the Engagement Letter with BofA Securities.

On August 14, 2023, Textainer and Company A entered into two non-disclosure agreements (collectively, the “Company A Non-Disclosure Agreement”), which, among other provisions, contained a customary standstill provision pursuant to which Company A would be prohibited from taking certain actions with respect to Textainer, in each case without the prior consent of Textainer, until August 14, 2024, subject to certain standstill termination triggers, including Textainer’s entry into the Merger Agreement.

On August 17, 2023, Mr. Cohen informed the Textainer Board via email that from August 14, 2023 through August 16, 2023, Textainer held informational background meetings with Stonepeak and Company B, among others. Mr. Cohen’s email also provided the Textainer Board with a more individualized status update on the due diligence review being conducted by several of the Interested Bidders. Mr. Cohen also attached a proposed transaction timeline that had been prepared by representatives of BofA Securities, which described a proposed deadline for “check-in” bids to be submitted. Mr. Cohen also advised the Textainer Board of the plan for opening the VDR.

On August 18, 2023, and as supplemented periodically, Textainer made available to Stonepeak, Company A, Company B and other “non-strategic” Interested Bidders certain select non-public financial, commercial and legal materials of Textainer in the VDR for due diligence purposes, including: fleet tape data, top customer information, market and competitive environment data, historical financial data, the Textainer Forecasts, a review of historical and projected effective tax rate, environmental policies, procedures and disclosures and organization charts. From August 18, 2023 through September 21, 2023, representatives of Stonepeak and the other “non-strategic” Interested Bidders conducted due diligence of Textainer through document reviews.

Beginning on August 20, 2023, Stonepeak and certain of the Interested Bidders began submitting due diligence questions and requesting that specific information and documents be uploaded to the VDR.

On August 21, 2023, Messrs. Chan and Gennaro and representatives of BofA Securities spoke by telephone with representatives of Company A to discuss the Textainer Forecasts and certain follow-up questions from the parties’ August 16, 2023 informational background meeting.

Also on August 23, 2023, representatives of BofA Securities and Textainer convened via videoconference to discuss tax items and other topics including a “change of control” discussion.

On August 25, 2023, representatives of BofA Securities sent process letters outlining the procedures for submitting “check-in” indications of interest for an acquisition of Textainer, including specific requests for information relating to, among other things, valuation, identity of the acquiring entity, sources and structure of financing, required approvals and conditions, and due diligence to Stonepeak, Company A and the other Interested Bidders requesting their respective “check-in” bids be submitted by September 13, 2023.

On August 26, 2023, representatives of BofA Securities spoke by telephone with representatives of Stonepeak and Deutsche Bank regarding follow-up due diligence items.

On August 27, 2023, Mr. Cohen updated the Textainer Board via email noting/providing, among other things, that the most interest in pursuing a transaction continued to come from the four “tier 1” bidders as indicated in an updated Bidder Log that had been provided. Mr. Cohen also provided the Textainer Board, among other things, (i) a due diligence update, advising that the VDR opened on August 18, 2023 and relaying that Textainer and BofA Securities were responding to due diligence questions and requests and (ii) distribution of the process letter to the Interested Bidders setting forth the requested specifics for their respective “check-in” bids and noting a “check-in” bid deadline of September 13, 2023.

On August 28, 2023, Messrs. Ghesquiere, Chan, Gennaro and Cohen, representatives of BofA Securities and representatives of Company A spoke by videoconference regarding follow-up due diligence.

On August 31, 2023, Messrs. Chan and Gennaro, representatives of BofA Securities and representatives of Stonepeak, along with Deutsche Bank and Deloitte, acting as advisors for Stonepeak, spoke by telephone to discuss the performance of certain container leases and certain tax items.

On September 5, 2023, Mr. Chan, representatives of BofA Securities and representatives of Company A spoke by telephone regarding certain due diligence follow-up matters and tax items.

On September 6, 2023 Mr. Chan, a representative of Arnold & Porter Kaye Scholer LLP (Textainer’s debt counsel), representatives of BofA Securities, designated representatives of the agents for Textainer’s asset-backed securities, representatives of Company B and counsel for Company B spoke by telephone regarding certain debt items.

Also on September 6, 2023, representatives from a new “strategic” bidder’s (“Company C”) financial advisor emailed Mr. Ghesquiere about Company C’s interest in joining the bidding process.

On September 6, 2023 and September 7, 2023, the Textainer Board held its scheduled two-day meeting in person. Also present via videoconference during a part of the meeting on September 7, 2023 were representatives of BofA Securities. The Textainer Board received and discussed with the participants, a transaction status update. More specifically, representatives of BofA Securities reviewed the current status for the various Interested Bidders, including (i) Company C’s expressed interest in participating in the bidding process, (ii) that two Interested Bidders had determined not to further pursue a potential acquisition of Textainer and (iii) that several of the Interested Bidders had performed substantial due diligence and had submitted related follow-up due diligence questions. Mr. Cohen then (i) noted that OMM and BofA Securities recommended using the Triton acquisition merger agreement as the precedent for drafting the proposed merger agreement to be presented in the VDR to Interested Bidders (with appropriate revisions) and (ii) reviewed the key terms proposed for Textainer’s form of merger agreement. Questions were asked and a discussion ensued.

On September 7, 2023, Mr. Ghesquiere received an unsolicited email inquiry from a representative of a new potential “strategic” bidder (“Company D”), about Company D’s interest in joining the competitive process.

On September 8, 2023, as instructed by the Textainer Board, BofA Securities notified Stonepeak, Company A, Company B and other Interested Bidders by email and telephone that the deadline for “check-in” bids had been moved from September 13, 2023 to September 22, 2023.

Also on September 8, 2028, representatives of BofA Securities and Company D spoke by telephone on an introductory basis.

On September 10, 2023, representatives of BofA Securities emailed representatives of Company C and provided a process letter (described previously), which noted the “check-in” bid deadline was September 22, 2023.

On September 11, 2023, Textainer and Company C entered into a non-disclosure agreement (the “Company C Non-Disclosure Agreement”), which, among other provisions, contained a customary standstill provision pursuant to which Company C would be prohibited from taking certain actions with respect to Textainer, including making any request to amend or waive the standstill provision, in each case, without the prior consent of Textainer, until September 11, 2024, subject to certain standstill termination triggers, including Textainer’s entry into the Merger Agreement.

On September 13, 2023, Textainer and Company D entered into a non-disclosure agreement (the “Company D Non-Disclosure Agreement”), which, among other provisions, contained a customary standstill provision pursuant to which Company D would be prohibited from taking certain actions with respect to Textainer, including making any request to amend or waive the standstill provision, in each case, without the prior consent of Textainer, until March 13, 2025, subject to certain standstill termination triggers, including Textainer’s entry into the Merger Agreement.

Also on September 13, 2023, Messrs. Chan and Gennaro, representatives of BofA Securities and representatives of Company A spoke via videoconference regarding follow-up due diligence.

On September 14, 2023, Messrs. Ghesquiere, Chan, Gennaro and Cohen, representatives of BofA Securities and representatives of Company A spoke by telephone regarding, among other things, container lease economics.

Also on September 14, 2023, Mr. Chan and representatives of BofA Securities convened via videoconference regarding follow-up due diligence and “change of control” topics.

Also on September 14, 2023, representatives of Company D sent a list of due diligence questions to representatives of BofA Securities, which was supplemented from time to time thereafter.

On September 15, 2023, Messrs. Ghesquiere, Chan, Gennaro and Cohen, representatives of BofA Securities and representatives of one of the private equity firm Interested Bidders spoke by telephone regarding due diligence follow-up questions from their previous telephone conversation.

Between September 18 and September 20, 2023, two of the Interested Bidders informed BofA Securities that they would not be submitting a bid to acquire Textainer.

On September 21, 2023, representatives of Company A advised representatives of BofA Securities that Company A would not be submitting a check-in bid because it could not meet the request to raise its valuation of Textainer.

On September 22, 2023, Stonepeak submitted to BofA Securities a revised non-binding written proposal (the “Stonepeak Revised Proposal”) with an indicative price of $49.00 per share in cash. Among other elements, the Stonepeak Revised Proposal was contingent on executing the transaction on an expedited timeline with a proposed 30-day post-signing “go-shop period” (which would allow Textainer to continue its ongoing bidding process and providing an opportunity for others to submit a superior offer). The Stonepeak Revised Proposal was not subject to financial condition to closing as Stonepeak contemplated: (i) full equity support from Stonepeak to complete the transaction, (ii) Textainer’s asset backed securities (ABSs) and certain Textainer existing term loan facilities would remain in place and (iii) with respect to Textainer’s other existing debt and term loans, Stonepeak was securing a fully underwritten backstop facility of up to $2.265 billion debt to be funded at closing, as needed, if the required majority of Textainer’s existing lenders under Textainer’s various other existing debt facilities and term loans did not provide waivers in respect of the potential transaction. Along with the Stonepeak Revised Proposal, Stonepeak delivered to BofA Securities (i) a summary of the key terms and conditions for a potential transaction (generally agreeing to the Triton merger agreement as the baseline precedent for the transaction with proposed revisions for the parties and relevant circumstances) and (ii) the initial drafts of the Equity Commitment Letter (as defined in the section “The Merger Proposal—Financing of the Merger”) and the Limited Guarantee (as defined in the section “The Merger Proposal—Financing of the Merger”).

On September 22, 2023, Company B provided BofA Securities a written, non-binding indication of interest (the “Company B Indication”) to potentially acquire 100% of the equity interests in Textainer for a range of $39.00 to $40.50 per share in cash. The Company B Indication provided that all of Textainer’s existing debt would remain outstanding. The offer was not contingent on Company B obtaining financing, but was subject to the completion of customary due diligence. The Company B Indication represented a premium of approximately 3% to 7% to the closing price of the Company Common Shares on September 21, 2023, which was $38.00. The Company B Indication was promptly shared with members of the Textainer Board.

On September 26, 2023, the Textainer Board held a special meeting via videoconference. Also present were members of Textainer’s senior management team and representatives of BofA Securities and OMM. Representatives of BofA Securities summarized the results of bidding process to date. BofA Securities noted, among other details, (i) it had contacted 17 Interested Bidders with two additional unsolicited “strategic” inbound approaches from Company C and Company D, (ii) it had received the Company B Indication, and bids were expected from Company C and Company D and (iii) Company A was not in a position to rebid at a level materially above their initial bid of $42.00 per Company Common Share, but it remained interested in a transaction at a level closer to its initial bid. Representatives of BofA Securities reviewed and the participants discussed the implied premium and multiples represented by the Company A Indication, the Company B Indication and Stonepeak Revised Proposal. With respect to the potential remaining strategic bidders, the Textainer Board discussed, among other things, relevant anti-trust and related timing considerations and contractual differences between a strategic purchaser and an infrastructure fund purchaser. Following discussion, the Textainer Board authorized BofA Securities to (i) continue engagement with Company C and Company D to secure an offer and (ii) request Stonepeak to provide its best and final offer while advising Stonepeak the inclusion of a “go-shop” provision would be necessary.

On September 26, 2023, representatives of BofA Securities telephoned representatives of Stonepeak to request Stonepeak’s “best and final” offer. Later that day, representatives of Stonepeak submitted to representatives of BofA Securities a revised, non-binding offer to acquire 100% of the issued and outstanding Company Common Shares for a price of $50.00 per share (the “Stonepeak Final Proposal”). The other terms of the Stonepeak Final Proposal remained substantially similar to those included in the Stonepeak Revised Proposal. This represented Stonepeak’s “best and final” proposal.

Also on September 26, 2023, representatives of Company’s C financial advisor, informed BofA Securities that Company C would not be submitting a bid to acquire Textainer due to anti-trust concerns. Later that day, Mr. Ghesquiere emailed the Textainer Board to provide the Stonepeak Final Proposal, to advise that Company C would not be submitting a bid to acquire Textainer and to request that the Textainer Board convene to discuss the Stonepeak Final Proposal.

On September 28, 2023, the Textainer Board held a special meeting via videoconference. Also present were members of Textainer’s senior management team and representatives of BofA Securities and OMM. At this meeting, representatives of BofA summarized transaction developments since the September 26, 2023 Textainer Board meeting. Representatives of BofA Securities presented on, among other things, engagement levels of the Interested Bidders and certain proposed terms of the draft Merger Agreement from Stonepeak, including a 30-day go-shop provision, a 2% termination fee if an alternative transaction was entered into with a third-party during the go-shop period and other applicable termination fees. The Textainer Board reviewed the merits of Stonepeak Final Proposal (including the $50.00 per share cash price and availability of a post-signing go-shop period) and determined it was prepared to proceed with Stonepeak on an expedited basis to complete due diligence and negotiate the signing of a definitive agreement. Later that afternoon, representatives of BofA Securities communicated this Textainer Board determination to Stonepeak and Deutsche Bank.

On September 29, 2023, Company D submitted to the Textainer Board a written, non-binding “take-private” proposal to acquire all of the outstanding common equity of Textainer for between $44.35 and $48.85 per common share in cash (the “Company D Proposal”). The offer was not contingent on Company D obtaining financing, but was subject to the completion of customary due diligence. Company D also indicated Company D may require an equity partner or co-investor to complete the proposed transaction. The Company D Proposal represented a premium of approximately 18% to 30% to the closing price of the Company Common Shares on September 28, 2023, which was $37.69. The Company D Proposal was promptly shared with members of the Textainer Board.

Also on September 29, 2023, BofA Securities opened the second round VDR, which contained extensive further documentation including: further fleet tape data, additional detail around customers, suppliers, financial and tax information, operational and environmental matters, material contracts, information systems, human resources, insurance and other legal and corporate documents.

Also on September 29, 2023, representatives of Stonepeak spoke with representatives of BofA Securities requesting permission for Stonepeak to speak on a confidential basis with a limited number of Textainer’s existing lenders to, among other things, assess their general views of Stonepeak acquiring Textainer and the likelihood that the requisite majority of lenders might consent to the Merger and certain amendments to Textainer’s existing debt facilities (if the relevant debt were kept in place post-Closing).

On October 2, 2023, representatives of BofA Securities and Company D spoke via videoconference to discuss, among other things, (i) the Company D Proposal, (ii) that Company D required an equity partner or co-investor to complete the proposed transaction, (iii) related due diligence efforts and (iv) the timeline before a final offer could be proposed by Company D. Representatives of BofA Securities provided Messrs. Ghesquiere, Chan and Cohen a written summary of the above and provided a proposed response to Company D. Following discussion, it was agreed that BofA Securities would, in a follow-up call, communicate to Company D, among other things, (i) the high end of Company D’s offer range was competitive but not the highest bid Textainer had received, (ii) Textainer believed Company D would find more value and increase its offer upon access to additional information about Textainer, (iii) Company D would be invited to the next phase of the due diligence process via the VDR to complete its due diligence and submit a binding offer and (iv) Textainer will require Company D to identify its potential strategic bidding partner (the “Company D Bidding Partner”).

Also on October 2, 2023, Mr. Ghesquiere emailed the Textainer Board to note that Textainer remained actively engaged with Stonepeak regarding its due diligence efforts and that the draft Merger Agreement would be distributed to Stonepeak. Mr. Ghesquiere also forwarded the October 2, 2023 BofA Securities email with respect to Company D and asked that the Textainer Board indicate if BofA Securities could proceed with the proposed response to Company D.

On October 2, 2023, representatives of BofA Securities emailed a draft of the Merger Agreement to Stonepeak, which provided for: (i) an all-cash deal such that each outstanding Company Common Share would receive a specified amount in cash, (ii) each Company Preference Share automatically converting into a preference share of the Surviving Company that would ultimately be redeemed by the Surviving Company, whereupon each holder thereof would receive an amount in cash equal to the amount they would have been entitled to under the Company’s applicable certificate of designations, (iii) a 40-day go-shop period, during which time Textainer would be permitted to solicit other acquisition proposals, (iv) a reverse termination fee equal to 7% of the equity value of Textainer in the proposed transaction payable by the acquiring entity in certain circumstances (the “Parent Termination Fee”) and (v) a termination fee of 3% of the equity value of Textainer in the proposed transaction payable by Textainer in certain circumstances (which fee would be reduced to 2% of the equity value of Textainer in the proposed transaction if such proposed transaction was terminated (a) during the go-shop period in order for Textainer to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal or (b) at any time after the go-shop period, if an alternative transaction, with a party from whom Textainer received a written acquisition proposal during the go-shop period that the Textainer Board determines (after consultation with its financial advisor(s) and outside legal counsel) in good faith during such period that, based on the information then available, such acquisition proposal either constitutes, or is reasonably likely to lead to, a Superior Proposal (such party an “Excluded Party” and such concept described in subsection (b), the “Excluded Party Concept”), were entered into).

On October 3, 2023, a representative of BofA Securities emailed Messrs. Ghesquiere, Chan and Cohen to, among other things, provide an update regarding its follow-up call with representatives of Company D, during which Company D provided the identity of its potential “strategic” Company D Bidding Partner, and noted that Company D would receive VDR access. Approval of the Company D Bidding Partner was recommended by BofA Securities, although it was noted that Company D had not yet discussed a potential transaction with the Company D Bidding Partner.

On October 4, 2023, representatives of BofA provided representatives of Company D a draft clean team agreement (the “Clean Team Agreement”), which provided for Company D to designate a “clean team” to receive and conduct due diligence on certain competitively sensitive information in connection with a proposed transaction. Between October 4, 2023 and October 9, 2023, the parties exchanged drafts of the Clean Team Agreement which was executed on October 13, 2023.

Also on October 4, 2023, Company D was given access to the VDR, except given commercial and competitive dynamics as a “strategic” bidder, restrictions were implemented so that certain documents would only be made available to Company D’s designated “clean team”.

From October 4, 2023 to October 6, 2023, representatives of Textainer and BofA Securities held a series of due diligence calls/videoconferences with representatives of Stonepeak and Stonepeak’s advisors.

On October 6, 2024, representatives of OMM delivered to representatives of Simpson Thacher & Bartlett (“STB”), legal counsel to Stonepeak, markups of the Equity Commitment Letter and the Limited Guarantee.

Also on October 6, 2023, representatives of an advisor for Company D emailed representatives of BofA Securities a list of due diligence questions pertaining to the second round VDR.

On October 7, 2023, representatives of BofA Securities emailed a separate draft of the Merger Agreement to Company D (the “Strategic Merger Agreement”), which provided for: (i) an all-cash deal such that each outstanding Company Common Share would receive a specified amount in cash in the Merger, (ii) each Company Preference Share automatically converting into a preference share of the Surviving Company that would ultimately be redeemed by the Surviving Company, whereupon each holder thereof would receive an amount in cash equal to the amount they would have been entitled to under Textainer’s applicable certificate of designations, (iii) a reverse termination fee equal to 7% of the equity value of Textainer in the proposed transactions payable by the acquiring entity in certain circumstances (the “Parent Termination Fee”) and (iv) a termination fee of 3% of the equity value of Textainer in the proposed transaction payable by Textainer in certain circumstances. The draft Strategic Merger Agreement draft did not contain a go-shop provision and did not include any buy-side equity or debt financing-related provisions.

Also on October 7, 2023, Mr. Cohen emailed the Textainer Board to provide an update on the status of the transaction. Mr. Cohen’s email, among other things, highlighted (i) the status of Stonepeak’s due diligence, (ii) that Stonepeak was reviewing the draft Merger Agreement and (iii) that Textainer had provided a draft Strategic Merger Agreement to Company D and was granting Company D limited VDR access.

On October 8, 2023, representatives of STB shared with representatives of OMM a revised draft of the Merger Agreement, which, among other things, (i) increased the time needed between satisfaction of closing conditions and the closing of a potential transaction from two Business Days to twelve Business Days (driven by various South African and JSE- timing, notice and other related requirements/considerations), (ii) revised the mechanics regarding the treatment of Company Preference Shares to provide that, at the Effective Time, each Company Preference Share will convert into a preference share of the Surviving Company and be entitled to the same preferences and privileges, and shall remain in full force and effect as an obligation of the Surviving Company before being redeemed by the Surviving Company in accordance with their respective certificates of designations, (iii) expanded various Textainer representations and warranties, (iv) expanded the interim operating covenants limiting Textainer’s actions during the period between signing and closing a potential transaction, (v) inserted a closing condition requiring no “customer insolvency” events of default under Textainer’s existing debt facilities had occurred (the “Existing Debt Facilities Matters Condition”), (vi) inserted a liquidity covenant (seeking initially a targeted amount of cash and borrowing capacity under Textainer’s existing debt facilities available for use at the Textainer parent company level to fund Merger Consideration, transaction expenses at Closing and the post-Closing redemption of the Company Preference Shares), (vii) reduced the go-shop period from 40 days to 30 days after signing the Merger Agreement and (viii) removed the Excluded Party Concept. The revised draft also noted that Stonepeak expected (i) in connection with its efforts to keep in place Textainer’s existing debt post-Closing, to seek from the applicable lenders an amendment to eliminate the Existing Debt Facilities Matters Condition post-Closing, and (ii) with permission of the Textainer Board, to engage in discussions with the Textainer management team regarding potential equity “rollover” arrangements. Representatives of STB also delivered to representatives of OMM markups of the Equity Commitment Letter and the Limited Guarantee.

On October 10, 2023, representatives of BofA Securities emailed Messrs. Ghesquiere, Chan, Cohen and Gennaro to provide, among other things, an updated transaction timeline for Company D, indicating that a potential signing of a transaction with Company D would likely occur in mid-November.

On October 11, 2023, representatives of BofA Securities and Mr. Wyper spoke via telephone. On that call, among other things, the parties spoke about due diligence, and Mr. Wyper was informed that Stonepeak would not be given permission to speak with Textainer’s existing lenders until Stonepeak had confirmed completion of all of its due diligence. Representatives of BofA Securities subsequently summarized the telephone call for Messrs. Ghesquiere, Chan, Cohen and representatives of OMM via email.

Also on October 11, 2023, representatives of OMM shared with representatives of STB a revised draft of the Merger Agreement, which, among other things, (i) accepted the change from two Business Days to twelve Business Days as the time needed between satisfaction of closing conditions and the closing of a potential transaction, but provided that after the date that is two Business Days after the satisfaction of closing conditions, neither Parent nor Merger Sub would have the right to terminate the Merger Agreement (the “Termination Right Forfeiture Concept”), (ii) revised to limit various Textainer representations and warranties, (iii) revised to narrow the interim operating covenants limiting Textainer’s actions during the period between signing and a potential closing, (iv) reverted the go-shop period back to 40 days after signing the Merger Agreement, (vi) removed the Existing Debt Facilities Matter Condition, (vi) provided that certain members of Textainer management may be amenable to a rollover structure, but the Textainer Board would prefer to defer such discussions until after signing, (vii) accepted Stonepeak’s removal of the Excluded Party Concept, provided that Stonepeak agreed to the 40 day go-shop period and (viii) accepted the target liquidity covenant concept (while noting Textainer was working to confirm an acceptable amount for the covenant). Representatives of OMM also delivered to representatives of STB markups of the Equity Commitment Letter and the Limited Guarantee.

On October 12, 2023, the Textainer Board held a special meeting via videoconference. Also present were members of Textainer’s senior management team and representatives of BofA Securities, OMM and Conyers. During this meeting, among other topics of discussion, representatives of OMM reviewed in detail the material points of negotiation in connection with the proposed transaction with Stonepeak, including: (i) the requisite time needed between satisfaction of closing conditions and the closing of a potential transaction to facilitate JSE regulatory requirements, (ii) Stonepeak’s required efforts to obtain regulatory clearances, (iii) Stonepeak’s insistence on the Existing Debt Facilities Matters Condition, (iv) Stonepeak’s request for (a) Textainer’s assistance with obtaining backstop merger financing and/or required lender consents under Textainer’s existing debt facilities and interest rate swaps and (b) availability of Textainer funds and borrowing capacity to fund merger consideration and expenses, (v) go-shop related provisions and (vi) Stonepeak’s request that it be able to discuss with certain Textainer management members a potential “rollover” of their Textainer equity. In particular, the Textainer Board emphasized that (i) consistent with the standard in the Triton acquisition, Stonepeak be required to take the necessary actions to obtain the required regulatory approvals (provided that such efforts did not result in a Parent Adverse Condition), (ii) objected to the Existing Debt Facilities Matters Condition and (iii) expressed a preference that any equity rollover discussions occur after announcement of any transaction. Also at this meeting, (i) representatives of BofA Securities provided, among other things, based on a presentation put together by representatives of BofA and OMM, a status and timing update on signing the Merger Agreement with Stonepeak, (ii) the participants discussed continued engagement with Company D and (iii) representatives of Conyers reviewed in detail the Textainer Board’s related fiduciary duties under Bermuda law, each with related questions and discussion.

Also on October 12, 2023, representatives of BofA Securities and Mr. Wyper spoke by telephone to discuss, among other things, the status of Stonepeak’s due diligence efforts, the roles of Textainer’s management team after a potential closing, the timing for signing the Merger Agreement, and potentially allowing Wells Fargo to participate in the process as a lender in Stonepeak’s standby backstop secured credit facility committed entirely by Deutsche Bank AG New York Branch and Deutsche Bank Securities Inc. Representatives of BofA Securities summarized the telephone call in an email sent to Messrs. Ghesquiere, Chan, Cohen, and representatives of OMM.

On October 13, 2023, representatives of OMM and representatives of STB met via videoconference to discuss various terms of the Merger Agreement, including, among other things, the timing of a potential closing and the go-shop period. Shortly thereafter, representatives of OMM, BofA Securities and Textainer’s senior management team convened via videoconference to further discuss the conversation between OMM and STB earlier in the day and created a list of key open items.

Also on October 13, 2023, representatives of STB shared with representatives of OMM a revised draft of the Merger Agreement, which, among other things, (i) removed the Termination Right Forfeiture Concept and sought to increase the timing from twelve Business Days to fourteen Business Days as the time needed between satisfaction of closing conditions and the closing of a potential transaction, (ii) expanded various Textainer representations and warranties, (iii) expanded the interim operating covenants limiting Textainer’s actions in the period between signing and a potential closing, (iv) reduced the go-shop period back to 30 days after signing the Merger Agreement and (v) reinstated the Existing Debt Facilities Matter Condition. Representatives of STB also delivered to representatives of OMM markups of the Equity Commitment Letter and the Limited Guarantee.

On October 14, 2023, representatives of STB shared with representatives of OMM an updated revised draft of the Merger Agreement, which introduced the concept of a potential rollover agreement that would permit certain Textainer management members to “rollover” a portion of their Company Common Shares in exchange for equity in the buyer entity in lieu of accepting cash Merger Consideration.

Also on October 14, 2023, representatives of OMM delivered to representatives of STB markups of the Equity Commitment Letter and the Limited Guarantee, along with an initial draft of the Textainer disclosure letter.

Also on October 14, 2023, representatives of BofA Securities, OMM, Stonepeak, STB and Textainer’s senior management convened via video conference to discuss, among other things, (i) the use of Textainer’s existing cash balances and available borrowing capacity under its existing debt facilities to fund at closing at Merger Consideration and Transaction expenses and post-Closing redemption of the Company Preference Shares, (ii) cash needs at the Textainer parent company level (including general and administrative expenses and common stock and Company Preference Share dividends permitted under the Merger Agreement) and (iii) possible amounts that could be made available at or prior Closing to Textainer in compliance with the restricted payment provisions contained in Textainer’s existing debt facilities.

On October 15, 2023, representatives of Textainer, OMM and BofA Securities convened via videoconference to discuss the status of the Merger Agreement and key open issues in the Merger Agreement.

Also on October 15, 2023, representatives of STB shared with representatives of OMM an updated revised draft of the Merger Agreement to reflect revisions to the liquidity covenant. Later that afternoon, representatives of OMM shared with representatives of STB (i) a list of key issues that remained open, (ii) markups to the Textainer disclosure letter and (iii) a revised draft of the Merger Agreement, which, among other things, (a) accepted Stonepeak’s removal of the Termination Right Forfeiture Concept and Stonepeak’s increase from twelve Business Days to fourteen Business Days as the time needed between satisfaction of closing conditions and the closing of a potential transaction, (b) narrowed Textainer representations and warranties, (c) narrowed the interim operating covenants limiting Textainer’s actions in the period between signing and a potential closing, (d) accepted the reduced 30 day go-shop period and (e) deleted the Existing Debt Facilities Matter Condition.

On October 16, 2023, Messrs. Chan and Gennaro spoke by telephone with representatives of Stonepeak to discuss, among other things, the liquidity covenant in the draft Merger Agreement.

Also on October 16, 2023, representatives of STB delivered to representatives of OMM a markup of the Textainer disclosure letter.

Also on October 16, 2023, Wells Fargo Securities, LLC executed a joinder agreement, wherein Wells Fargo Securities, LLC agreed to become a party to, to be bound by, and to comply with the covenant, terms and conditions, with certain exceptions, of the Stonepeak Non-Disclosure Agreement.

On October 17, 2023, representatives of OMM shared with the Textainer Board via email an up-to-date draft of the Merger Agreement and provided a list of key issues that remained open between Textainer and Stonepeak.

On October 18, 2023, representatives of OMM shared with representatives of STB an updated revised draft of the Merger Agreement, which, among other things, narrowed the interim operating covenants limiting Textainer’s actions in the period between signing and a potential closing. Representatives of OMM also shared with representatives of STB a revised markup of the Textainer disclosure letter.

Also on October 18, 2023, Messrs. Ghesquiere and Wyper spoke via telephone call to discuss, among other things, Mr. Ghesquiere’s plan to continue serving Textainer in his current roles and rolling over a portion of his Company Common Shares in exchange for equity in the buyer entity in lieu of accepting cash consideration in the merger.

On October 19, 2023, representatives of OMM, BofA Securities and Textainer spoke via videoconference to discuss the open points of the draft Merger Agreement.

Also on October 19, 2023, representatives of STB shared with representatives of OMM an initial draft of the Debt Commitment Letter (as defined in the section “The Merger Proposal—Financing of the Merger”) related to the standby credit facility. Representatives of STB and OMM exchanged markups to the Textainer disclosure letter.

Between October 19, 2023 and October 21, 2023, representatives of STB and OMM continued to exchange drafts of the Merger Agreement, including finalizing the scope of (i) Textainer’s representations and warranties and (ii) the interim operating covenants.

On October 20, 2023, Messrs. Chan and Cohen spoke via telephone call with representatives of OMM, Stonepeak and STB to discuss, among other things, the materiality thresholds in the Merger Agreement.

Also on October 20, 2023, representatives of STB and OMM finalized the Textainer disclosure letter, the Equity Commitment Letter and the Limited Guarantee and confirmed neither party had any further comments to the Textainer disclosure letter, the Equity Commitment Letter or the Limited Guarantee.

Also on October 20, 2023, representatives of OMM shared with representatives of STB a markup of the Debt Commitment Letter.

On October 20, 2023 and October 21, 2023, representatives of STB and OMM finalized the Merger Agreement and the exhibits thereto and the Debt Commitment Letter. Representatives of STB and OMM confirmed neither party had any further comments to the Merger Agreement and the exhibits thereto or the Debt Commitment Letter.

On October 22, 2023, the Textainer Board held a meeting by videoconference. Also present were members of senior management of Textainer and representatives of BofA, OMM and Conyers. Representatives of OMM provided an overview of matters to be considered at the meeting and a summary of the transaction process to date, including the proposed acquisition of Textainer by Stonepeak. Representatives of OMM and Conyers referenced prior presentations and Textainer Board discussions regarding the Textainer Board’s fiduciary duties under Bermuda law in approving the proposed transaction. A discussion ensued and questions were asked. Representatives of BofA Securities then reviewed with the Textainer Board its financial analysis of the Merger Consideration and delivered to the Textainer Board an oral opinion, which was confirmed by delivery of a written opinion dated October 22, 2023, to the effect that, as of that date and based on and subject to various assumptions and limitations described in its opinion, the Merger Consideration to be received by holders of the Company Common Shares, was fair, from a financial point of view, to such holders. For a detailed discussion of the opinion provided by BofA Securities, please see “The Merger Proposal—Opinion of Textainer’s Financial Advisor.” In addition, the Textainer Board determined that the conversion of each Company Preference Share into a preference share of the Surviving Company constituted fair value for each such Company Preference Share in accordance with the Companies Act. Representatives of OMM then provided a detailed review of the final proposed terms of the Merger Agreement. After carefully considering the proposed terms of the Merger Agreement and taking into consideration matters to be approved by the Textainer Board and related considerations (for additional detail, see “The Merger Agreement—Textainer’s Reasons for the Merger; Recommendation of the Textainer Board”), the Textainer Board unanimously determined that the Merger Agreement, the Statutory Merger Agreement and the Transactions are fair to, and in the best interests of, Textainer and the shareholders of Textainer, approved and declared advisable the Merger Agreement, the Statutory Merger Agreement and the Transactions, and resolved to recommend that the Textainer shareholders vote to approve and adopt the Merger Agreement, the Statutory Merger Agreement and the Merger.

Also on October 22, 2023, Textainer, Parent and Merger Sub entered into the Merger Agreement. Later that evening, prior to the opening of trading on the JSE and NYSE on October 23, 2023, Textainer and Stonepeak issued a joint press release announcing the execution of the Merger Agreement.

On October 23, 2023, representatives of BofA Securities spoke by telephone with representatives of Company D to discuss, among other things, the announcement of the Merger Agreement and the commencement of the Go-Shop Period under the Merger Agreement.

Also on October 23, 2023, representatives of BofA Securities spoke by telephone to a representative of a potential “strategic” bidder to discuss, among other things, the announcement of the Merger Agreement and whether such “strategic” bidder would be interested in pursuing an acquisition of Textainer pursuant to the go-shop provision of the Merger Agreement. The representatives of the “strategic” bidder responded they wanted to consider whether or not to pursue an acquisition of Textainer.

On October 31, 2023, representatives of the “strategic” bidder informed representatives of BofA Securities by telephone that such “strategic” bidder would not be interested in pursuing a Textainer acquisition.

On October 31, 2023, representatives of Company D informed representatives of BofA Securities that Company D would no longer be pursuing an acquisition transaction with Textainer.

On November 22, 2023 at 12:01 a.m. Eastern Time the Go-Shop Period expired.

Textainer’s Reasons for the Merger; Recommendation of the Textainer Board

After careful consideration, the Textainer Board, on October 22, 2023, unanimously (a) approved and declared advisable the Merger Agreement, the form of Statutory Merger Agreement and the Transactions, (b) determined that the Transactions are fair to and in the best interests of Textainer and Shareholders, (c) determined that the Per Share Merger Consideration constitutes fair value for each Company Common Share in accordance with the Companies Act, (d) determined that the conversion of each Company Preference Share into a preference share of the Surviving Company pursuant to the Merger Agreement constitutes fair value for each such Company Preference Share in accordance with the Companies Act, (e) directed that the Merger Agreement, the Statutory Merger Agreement and the Merger be submitted to Shareholders for their adoption and approval and (f) resolved, subject to the terms and conditions set forth in the Merger Agreement and the Statutory Merger Agreement, to recommend that Shareholders adopt the Transactions.

THE TEXTAINER BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE, AS APPLICABLE, “FOR” APPROVAL OF THE MERGER PROPOSAL AND “FOR” APPROVAL OF THE ADJOURNMENT PROPOSAL.

Reasons for the Merger

In evaluating the Transactions, the Textainer Board consulted with management, and representatives of Textainer’s financial advisor and legal advisors. In unanimously recommending that Shareholders vote in favor of the Merger Proposal, the Textainer Board considered a number of factors, including the following (which factors are not listed in order of relative importance):

•

historical and current information regarding the business, assets, financial condition, liquidity position and results of operations of Textainer, its competitive position and historical and prospective performance, and the nature of the industry in which Textainer competes;

•

current information regarding Textainer’s business, prospects, operations, technology, products, services, management competitive position and strategic business goals and objectives; general economic, industry and financial market conditions; and opportunities and competitive factors within Textainer’s industry;

•	the prospects and likelihood of realizing superior value through remaining an independent company, risks associated with remaining an independent company and possible alternative business strategies;

•

that Textainer will no longer exist as an independent public company and Textainer’s shareholders will forego any future increase in its value as an independent public company that might result from its possible growth;

•

the value represented by the Per Share Merger Consideration compared to the trading price of the Company Common Shares on the NYSE, including the fact that the Per Share Merger Consideration constitutes a significant premium of approximately (i) 46.4% over the closing share price of the Company Common Shares on the NYSE on October 20, 2023, the last trading day prior to the date the Merger Agreement was publicly announced, (ii) 35.4% over the volume weighted average price of the Company Common Shares on the NYSE during the 30 trading days up to, and including, October 20, 2023, (iii) 26.8% over the volume weighted average price of the Company Common Shares on the NYSE during the 90 trading days up to, and including, October 20, 2023 and (iv) 55.5% over the closing share price of the Company Common Shares on the NYSE on April 11, 2023, the last trading day prior to the public announcement of the Triton acquisition;

•

the value represented by the Per Share Merger Consideration compared to the trading price of the Company Common Shares on the JSE, including the fact that the Per Share Merger Consideration constitutes a significant premium of approximately (i) 43.1% over the closing share price of the Company Common Shares on the JSE on October 20, 2023, the last trading day prior to the date the Merger Agreement was publicly announced, (ii) 33.2% over the volume weighted average price of the Company Common Shares on the JSE during the 30 trading days up to, and including, October 20, 2023, (iii) 27.5% over the volume weighted average price of the Company Common Shares on the JSE during the 90 trading days up to, and including, October 20, 2023 and (iv) 60.7% over the closing share price of the Company Common Shares on the JSE on April 11, 2023, the last trading day prior to the public announcement of the Triton acquisition, in each case, based on the Per Share Merger Consideration being equivalent to approximately ZAR 947.69, determined using the exchange rate as of October 20, 2023 on FactSet (it being understood that if you hold your Company Common Shares on the South African Branch Register, the Per Share Merger Consideration of $50.00 per Company Common Share will be paid in Rand based on the USD/Rand Exchange Rate, which will likely result in a different value in ZAR);

•

the current and historical market prices of the Company Common Shares, including the market performance, volatility and trading activity of the Company Common Shares relative to those of other participants in Textainer’s industry and the general market;

•

with the assistance of BofA Securities and Textainer’s management, the Textainer Board’s consideration of potential alternative counterparties and belief that it would be unlikely that other potential acquirers will make an acquisition proposal for Textainer at or near Parent’s valuation for various reasons, including financial capacity and certainty; the ability for Textainer to actively continue to solicit and negotiate with other potential acquirers during the Go-Shop Period; and the fact that, should a potential acquirer be interested in pursuing a transaction on terms more favorable to Textainer and its shareholders than the Transactions, such potential acquirer would be able to pursue such an offer under the terms of the Merger Agreement, and the Textainer Board would be able to respond to and accept such an offer if the offer was a superior proposal during and after the Go-Shop Period under specified circumstances (subject to payment of the applicable termination fee);

•	the fact that, during the course of its negotiations with Parent, Parent raised the value of the Per Share Merger Consideration from $40.50 to $50.00;

•

the fact that the Per Share Merger Consideration payable under the Merger Agreement is all cash (subject to the possibility that certain members of management enter into an agreement with Parent (or an affiliate thereof) to contribute Rollover Shares in exchange for equity interests in Parent (or an affiliate thereof)), which provides certainty of value, while eliminating the effect of long-term business and execution risk to Textainer shareholders, compared to continuing to operate Textainer as a stand-alone entity;

•	the fact that the consideration to be received by Textainer Company Common Shareholders in the Merger will generally be taxable for U.S. federal tax purposes;

•

the advantages of entering into the Merger Agreement and Statutory Merger Agreement in comparison with the risks of remaining an independent public company, including, but not limited to, the risks and uncertainties with respect to:

•

achieving Textainer’s growth plans in light of the current and foreseeable market conditions, including the risks and uncertainties in the U.S. and global economy generally and Textainer’s industry specifically, and risks related to the current and future geopolitical environment, economic cycle and macroeconomic challenges that have resulted in a downturn in the container leasing market, which could be prolonged and increasingly severe, and that may result in future market downturns and adversely impact global trade in the coming years;

•

competing with Textainer’s competitors in a market that has experienced container leasing industry consolidation and container shipping company consolidation, as well as the risk that potential opportunities could diminish in the future as Textainer’s competitors and customers continue to pursue acquisitions and further consolidation; and

•	the increasing importance of operational scale and financial resources in maintaining efficiency and remaining competitive in the container leasing industry;

•	Textainer’s ability to continue to access its financing facilities to support the future growth of its business;

•	the various additional risks and uncertainties that are set forth in the Textainer Annual Report, which are incorporated by reference herein;

•	Textainer’s belief, based on discussions and negotiations with Parent, that the Merger Consideration was the highest price Parent would be willing to pay;

•	the timing of the Merger and the risk that if the Textainer Board did not accept Parent’s offer at the time it was made, the Textainer Board might not have had another opportunity to do so;

•

(i) Textainer’s belief that continuing with the strategic process was unlikely to result in a transaction at a more attractive price than offered by Parent in the Merger and (ii) the advice of BofA Securities that the approach pursued was the most likely to result in the highest price reasonably available for Textainer;

•	the Textainer Board’s view that the Merger Agreement and Statutory Merger Agreement were the product of extensive arm’s-length negotiations and contained overall reasonable terms and conditions;

•	the likelihood that the Merger will be consummated, based on, among other things:

•	the Textainer Board’s evaluation of the conditions to the Merger;

•	that the condition to Closing related to the accuracy of Textainer’s representations and warranties is generally subject to a Company Material Adverse Effect qualification;

•	the absence of a financing condition;

•

the Textainer Board’s and management’s assessment, after discussion with representatives of BofA Securities, that Parent has the financial capability to complete the Merger as evidenced by the Commitment Letters;

•

the fact that, under the terms of the Merger Agreement, Parent has agreed to use its reasonable best efforts to take, or cause to be taken, all things necessary or advisable under the Merger Agreement and under applicable Law (including making filings pursuant to Antitrust Laws (as defined in the Merger Agreement) and, if necessary, taking certain limited divestitures and other actions in order to obtain approvals under applicable Law) to consummate the Merger as promptly as reasonably practicable;

•	the relative likelihood of obtaining required regulatory approvals; and

•

the remedies available under the Merger Agreement to Textainer in the event of a breach by Parent, including, but not limited to, Textainer’s ability, under certain circumstances pursuant to the Merger Agreement, to seek specific performance to prevent breaches of the Merger Agreement, and to enforce specifically the terms of the Merger Agreement and the Equity Commitment Letter in limited circumstances;

•	the terms of the Merger Agreement, including, but not limited to:

•

Textainer’s right, during the Go-Shop Period, to solicit, initiate, propose, cause or induce the making, submission or announcement of, or encourage, facilitate or assist any alternative acquisition proposal from third parties, including by providing third parties with nonpublic information pursuant to acceptable confidentiality agreements, and to engage in or enter into, continue or otherwise participate in discussions and negotiations with any third party in connection with competing acquisition proposal;

•	Textainer’s ability, following the Go-Shop Period, to consider and respond to, under certain circumstances specified in the Merger Agreement, an alternative acquisition proposal;

•

The Textainer Board’s right, after complying with the terms of the Merger Agreement, to terminate the Merger Agreement in order to enter into an agreement with respect to a superior proposal after giving Parent the opportunity to match the superior proposal and upon payment of a termination fee equal to $42,222,019.73 (if prior to the expiration of the Go-Shop Period) or $63,333,029.60 (after the Go-Shop Period has expired);

•	and Parent’s obligation to pay a reverse termination fee equal to $147,777,069.06 under certain circumstances;

•

the fact that Parent is financing the Merger Consideration in part through debt and equity financing and, concurrently with the execution of the Merger Agreement, Parent delivered to Textainer the executed Commitment Letters pursuant to which the lenders and investors thereunder have committed, subject to the terms and conditions thereof, to provide the debt and equity financing described therein;

•	the fact that Parent and Merger Sub are newly-formed entities with essentially no assets other than their rights under the Commitment Letters;

•

the fact that the Guarantors are providing the Limited Guarantees in favor of Textainer guarantying, among other things, the payment of the Parent Termination Fee pursuant to the terms of the Merger Agreement and such Limited Guarantees;

•	the risk that the financing contemplated by the Commitment Letters might not be obtained;

•

Textainer’s inability to seek specific performance to require Parent or Merger Sub to complete the Merger if debt financing (i) is not then available (if the debt financing is then still in effect pursuant to the Merger Agreement) or (ii) is no longer required, but certain events of default or other defaults have occurred and are continuing, and the fact that Textainer’s sole remedy in connection with the Merger Agreement in such scenario would be limited to the Parent Termination Fee that is payable in certain circumstances;

•

that the Merger Agreement imposes restrictions on the conduct of Textainer’s business in the pre-closing period, which may adversely affect Textainer’s business in the event the Merger is not completed (including by delaying or preventing Textainer from pursuing business opportunities that may arise or precluding actions that would be advisable if Textainer were to remain an independent company);

•

that Textainer will be permitted to continue to pay quarterly dividends on each series of Company Preference Shares and the Company Common Shares (not to exceed the equivalent of $0.4375 per Series A Depositary Share per quarter and $0.390625 per Series B Depositary Share per quarter) between signing and Closing under the Merger Agreement;

•	that the Merger would be subject to the approval of Textainer shareholders and Textainer shareholders would be free to reject the Merger;

•	the risk of litigation arising in respect of the Merger Agreement, the Statutory Merger Agreement and the Transactions;

•

the risks involved with the Merger and the likelihood that Textainer and Parent will be able to complete the Merger, the possibility that the Merger might not be consummated (including because of failure to obtain the required antitrust clearances) and Textainer’s prospects going forward without the combination with Parent, including the effect thereof on the trading price of the Company Common Shares on the NYSE;

•

the effect of a public announcement of Textainer entering into the Merger Agreement on Textainer’s operations, common and preferred share prices and employees and its ability to attract and retain key management and personnel while the Merger is pending;

•

the substantial transaction expenses to be incurred in connection with the Merger and the negative impact of such expenses on Textainer’s cash reserves and operating results should the Merger not be completed;

•

all known interests of directors and executive officers of Textainer in the Merger that may be different from, or in addition to, their interests as shareholders of Textainer or the interests of Textainer’s other shareholders generally, including the possibility that certain members of management enter into agreements with Parent (or an affiliate thereof) to “roll over” a portion of their Company Common Shares in exchange for equity interests of Parent (or an affiliate thereof) having an equivalent value to the Per Share Merger Consideration in lieu of receiving the cash consideration;

•	the various constituencies of Textainer, as and to the extent the Textainer Board is permitted to consider such constituencies;

•	the availability of appraisal rights to shareholders of Textainer in connection with the Merger; and

•

the opinion of BofA Securities, dated October 22, 2023, to the Textainer Board as to the fairness, from a financial point of view and as of the date of the opinion, of the Per Share Merger Consideration to be received by holders of the Company Common Shares, as more fully described below in the section entitled “The Merger Proposal–Opinion of Textainer’s Financial Advisor;”

The foregoing discussion of factors considered by the Textainer Board is not intended to be exhaustive, but summarizes the material factors considered by the Textainer Board. In light of the variety of factors considered in connection with their evaluation of the Transactions, the Textainer Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching their determinations and recommendations. Moreover, each member of the Textainer Board applied his or her own personal business judgment to the process and may have given different weight to different factors. The Textainer Board did not undertake to make any specific determination as to whether any factor, or any particular aspect of any factor, supported or did not support their ultimate determinations. The Textainer Board based their recommendations on the totality of the information presented. It should be noted that this explanation of the reasoning of the Textainer Board and certain information presented in this section is forward-looking in nature and should be read in light of the factors set forth in “Cautionary Note Regarding Forward-Looking Statements” beginning on page 13.

Opinion of Textainer’s Financial Advisor

Textainer has retained BofA Securities to act as Textainer’s financial advisor in connection with the Merger. BofA Securities is an internationally recognized investment banking firm which is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. Textainer selected BofA Securities to act as Textainer’s financial advisor in connection with the Merger on the basis of BofA Securities’ experience in transactions similar to the Merger, its reputation in the investment community and its familiarity with Textainer and its business.

On October 22, 2023, at a meeting of the Textainer Board held to evaluate the Merger, BofA Securities delivered to the Textainer Board an oral opinion, which was confirmed by delivery of a written opinion dated October 22, 2023, to the effect that, as of the date of the opinion and based on and subject to various assumptions and limitations described in its opinion, the Per Share Merger Consideration to be received by holders of the Company Common Shares, was fair, from a financial point of view, to such holders.

The full text of BofA Securities’ written opinion to the Textainer Board, which describes, among other things, the assumptions made, procedures followed, factors considered and limitations on the review undertaken, is attached as Annex C to this document and is incorporated by reference herein in its entirety. The following summary of BofA Securities’ opinion is qualified in its entirety by reference to the full text of the opinion. BofA Securities delivered its opinion to the Textainer Board for the benefit and use of the Textainer Board (in its capacity as such) in connection with and for purposes of its evaluation of the Per Share Merger Consideration from a financial point of view. BofA Securities’ opinion does not address any other aspect of the Merger and no opinion or view was expressed as to the relative merits of the Merger in comparison to other strategies or transactions that might be available to Textainer or in which Textainer might engage or as to the underlying business decision of Textainer to proceed with or effect the Merger. BofA Securities’ opinion does not address any other aspect of the Merger and does not constitute a recommendation to any Shareholder as to how to vote or act in connection with the proposed Merger or any related matter.

In connection with rendering its opinion, BofA Securities:

•	reviewed certain publicly available business and financial information relating to Textainer;

•

reviewed certain internal financial and operating information with respect to the business, operations and prospects of Textainer furnished to or discussed with BofA Securities by the management of Textainer, including certain financial forecasts relating to Textainer prepared by the management of Textainer (such forecasts, the “Textainer Forecasts”);

•	discussed the past and current business, operations, financial condition and prospects of Textainer with members of senior management of Textainer;

•	reviewed the trading history for the Company Common Shares and a comparison of that trading history with the trading histories of other companies BofA Securities deemed relevant;

•	compared certain financial and stock market information of Textainer with similar information of other companies BofA Securities deemed relevant;

•	compared certain financial terms of the Merger to financial terms, to the extent publicly available, of other transactions BofA Securities deemed relevant;

•

considered the results of BofA Securities’ efforts on behalf of Textainer to solicit, at the direction of Textainer, indications of interest from third parties with respect to a possible acquisition of Textainer;

•	reviewed a draft, dated October 22, 2023, of the Merger Agreement (the “Draft Agreement”); and

•	performed such other analyses and studies and considered such other information and factors as BofA Securities deemed appropriate.

In arriving at its opinion, BofA Securities assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with BofA Securities and relied upon the assurances of the management of Textainer that they were not aware of any facts or circumstances that would make such information or data inaccurate or misleading in any material respect. With respect to the Textainer Forecasts, BofA Securities was advised by Textainer, and assumed, that they were reasonably prepared on bases reflecting the best then available estimates and good faith judgments of the management of Textainer as to the future financial performance of Textainer. BofA Securities relied, at the direction of Textainer, upon the assessment of the management of Textainer as to the potential impact of market, governmental and regulatory trends and developments relating to or affecting Textainer and its business. BofA Securities did not make and was not provided with any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Textainer, nor did it make any physical inspection of the properties or assets of Textainer. BofA Securities did not evaluate the solvency or fair value of Textainer or Stonepeak under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. BofA Securities assumed, at the direction of Textainer, that the Merger would be consummated in accordance with its terms, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Merger, no delay, limitation, restriction or condition, including any divestiture requirements or amendments or modifications, would be imposed that would have an adverse effect on Textainer, Stonepeak or the contemplated benefits of the Merger. BofA Securities also assumed, at the direction of Textainer, that the final executed Merger Agreement would not differ in any material respect from the Draft Agreement reviewed by BofA Securities.

BofA Securities expressed no view or opinion as to any terms or other aspects or implications of the Merger (other than the Per Share Merger Consideration to the extent expressly specified in its opinion), including, without limitation, the form or structure of the Merger, the form or structure, or financial or other terms, aspects or implications of any related transactions, or any terms, aspects or implications of any other agreement, arrangement or understanding entered into in connection with or related to the Merger or otherwise. BofA Securities’ opinion was limited to the fairness, from a financial point of view, of the Per Share Merger Consideration to be received by holders of the Company Common Shares and no opinion or view was expressed with respect to any consideration received in connection with the Merger by the holders of any other class of securities, creditors or other constituencies of any party. In addition, no opinion or view was expressed with respect to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to any of the officers, directors or employees of any party to the Merger, or class of such persons, relative to the Per Share Merger Consideration or otherwise. Furthermore, no opinion or view was expressed as to the relative merits of the Merger in comparison to other strategies or transactions that might be available to Textainer or in which Textainer might engage or as to the underlying business decision of Textainer to proceed with or effect the Merger BofA Securities did not express any view or opinion with respect to, and relied, at the direction of Textainer, upon the assessment of representatives of Textainer regarding legal, regulatory, accounting, tax and similar matters relating to Textainer or the Merger, as to which matters BofA Securities understood that Textainer obtained such advice as it deemed necessary from qualified professionals. In addition, BofA Securities expressed no opinion or recommendation as to how any Shareholder should vote or act in connection with the Merger or any other matter. Except as described above, Textainer imposed no other limitations on the investigations made or procedures followed by BofA Securities in rendering its opinion.

BofA Securities’ opinion was necessarily based on financial, economic, monetary, market and other conditions and circumstances as in effect on, and the information made available to BofA Securities as of, the date of its opinion. It should be understood that subsequent developments may affect its opinion, and BofA Securities does not have any obligation to update, revise or reaffirm its opinion. The issuance of BofA Securities’ opinion was approved by a fairness opinion review committee of BofA Securities.

The following represents a brief summary of the material financial analyses presented by BofA Securities to the Textainer Board in connection with its opinion. The financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses performed by BofA Securities, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses performed by BofA Securities. Considering the data set forth in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses performed by BofA Securities.

Textainer Financial Analyses

Selected Publicly Traded Companies Analysis. BofA Securities reviewed publicly available financial and stock market information for Textainer and Triton International Limited (“Triton”). Although Triton is not directly comparable to Textainer, Triton was chosen because it was the only other publicly traded company in the container leasing industry before it was acquired on September 28, 2023 and has certain operations, financials characteristics and/or growth characteristics that, for purposes of analysis, may be considered similar to certain operations, financial characteristics and/or growth characteristics of Textainer.

BofA Securities reviewed, among other things, per share equity values, based on Triton’s closing share price on April 11, 2023 (the last date prior to the announcement of Triton’s agreement to be acquired), as multiples of calendar year 2023 estimated earnings per share (“EPS”), calendar year 2024 estimated EPS and tangible book value (“TBV”) per share as of June 30, 2023 (“Q2 2023”). In addition, BofA Securities considered Triton’s last publicly reported adjusted TBV per share as of December 31, 2022, which was adjusted to reflect net deferred tax liabilities and net swap assets.

	2023 Estimated EPS	2024 Estimated EPS	TBV Per Share	Adjusted TBV Per Share
Triton International Limited	6.6x	6.4x	1.6x	1.3x

BofA Securities also reviewed the historic trading prices for each of Textainer, Triton and CAI International, Inc. (“CAI”) as a multiple of each such company’s next-twelve-month (“NTM”) EPS and TBV per share during the period beginning in October 2018 and ending on (i) with respect to Textainer, October 20, 2023, (ii) with respect to Triton, September 28, 2023 (the date Triton was acquired and ceased to be publicly traded) and (iii) with respect to CAI, November 21, 2021 (the date CAI was acquired and ceased to be publicly traded). BofA Securities observed, among other things, the following 5-year average multiples:

5-Year Average Trading Price as a Multiple of

	NTM EPS	TBV Per Share
Textainer	7.6x	0.8x
Triton	7.1x	1.7x
CAI	6.7x	0.8x

BofA Securities further observed, among other things, Textainer has traded at a historical discount to Triton when measured on a price to TBV per share multiple over the period reviewed by BofA Securities. Based on its professional judgment and experience, BofA Securities then applied multiples of calendar year 2023 estimated EPS, calendar year 2024 estimated EPS and Q2 2023 TBV per share of 6.5x to 8.5x, 6.5x to 8.5x and 0.8x to 1.3x, respectively, to Textainer’s calendar year 2023 estimated EPS of $4.60, calendar year 2024 estimated EPS of $4.72 and Q2 2023 TBV per share of $40.97. Estimated financial data of Triton were based on publicly available research analysts’ estimates, and estimated financial data of Textainer were based on the Textainer Forecasts. This analysis indicated the following approximate implied per share equity value reference ranges for Textainer (rounded to the nearest $0.25), as compared to the Per Share Merger Consideration:

Implied Per Share Equity Value Reference Ranges for Textainer			Per Share Merger Consideration
2023 Estimated EPS	2024 Estimated EPS	Q2 2023 TBV Per Share
$30.00 - $39.00	$30.75 - $40.00	$32.75 - $53.25	$50.00

No company used in BofA Securities’ analysis is identical or directly comparable to Textainer. Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the public trading or other values of Triton to which Textainer was compared.

Selected Precedent Transactions Analysis. BofA Securities reviewed, to the extent publicly available, financial information relating to the following four selected transactions involving companies in the container leasing industry:

Date Announced	Acquiror	Target	Target P/LTM EPS	Target P/TBV Per Share
April 2023	Brookfield Infrastructure Partners L.P.	Triton International Limited	6.8x	1.7x
June 2021	Mitsubishi HC Capital Inc.	CAI International, Inc.	17.6x	1.6x
November 2015	Triton Container International Limited	TAL International Group, Inc.	5.0x	0.9x
January 2013	Ontario Teachers’ Pension Plan	SeaCube Container Leasing Ltd.	9.0x	2.1x

Median			7.9x	1.8x

BofA Securities reviewed transaction values, calculated as the equity value implied for the target company based on the consideration payable in the selected transaction, as multiples of target company’s LTM EPS and TBV per share. Based on its professional judgment and experience, BofA Securities then applied LTM EPS, calendar year 2023 estimated EPS and TBV per share multiples of 7.0x to 10.0x, 7.0x to 10.0x and 1.0x to 1.5x, respectively, derived from the selected transactions to Textainer’s LTM EPS as of Q2 2023 of $5.44, calendar year 2023 estimated EPS of $4.60 and Q2 2023 TBV per share of $40.97. Estimated financial data of the selected transactions were based on publicly available information at the time of announcement of the relevant transaction. Estimated financial data of Textainer were based on the Textainer Forecasts. This analysis indicated the following approximate implied per share equity value reference ranges for Textainer (rounded to the nearest $0.25), as compared to the Per Share Merger Consideration:

Implied Per Share Equity Value Reference Ranges for Textainer			Per Share Merger Consideration
Q2 2023 LTM EPS	2023 Estimated EPS	Q2 2023 TBV Per Share
$38.00 - $54.50	$32.25 - $46.00	$41.00 - $61.50	$50.00

No company, business or transaction used in this analysis is identical or directly comparable to Textainer or the Merger. Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the acquisition or other values of the companies, business segments or transactions to which Textainer and the Merger were compared.

Discounted Cash Flow Analysis. BofA Securities performed a discounted cash flow analysis of Textainer to calculate the estimated present value of the standalone levered, after-tax free cash flows that Textainer was forecasted to generate during the third and fourth quarters of Textainer’s calendar year 2023 and calendar years 2024 through 2032 based on the Textainer Forecasts BofA Securities calculated terminal values for Textainer by applying terminal multiples of 7.0x to 8.5x to Textainer’s estimated, normalized terminal year earnings. The cash flows and terminal values were then discounted to present value as of June 30, 2023, assuming a mid-year convention, using discount rates ranging from 10.00% to 12.00%, which were based on an estimate of Textainer’s cost of equity. This analysis indicated the following approximate implied per share equity value reference ranges for Textainer (rounded to the nearest $0.25), as compared to the Per Share Merger Consideration:

Implied Per Share Equity Value Reference Range for Textainer	Per Share Merger Consideration
$45.75 - $57.00	$50.00

Other Factors

In rendering its opinion, BofA Securities also reviewed and considered other factors, including:

•

historical trading prices of the Company Common Shares, which indicated low and high closing prices for the Company Common Shares during the 52-week period ended October 20, 2023 of $28.63 to $42.73 per share; and

•

share price targets for the Company Common Shares in publicly available research analyst reports, which indicated a range of share price targets for Textainer, discounted to present value utilizing Textainer’s midpoint of cost of equity of 11.00%, of $40.50 to $49.50 per share (rounded to the nearest $0.25).

Miscellaneous

As noted above, the discussion set forth above is a summary of the material financial analyses presented by BofA Securities to the Textainer Board in connection with its opinion and is not a comprehensive description of all analyses undertaken by BofA Securities in connection with its opinion. The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to partial analysis or summary description. BofA Securities believes that its analyses summarized above must be considered as a whole. BofA Securities further believes that selecting portions of its analyses and the factors considered or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying BofA Securities’ analyses and opinion. The fact that any specific analysis has been referred to in the summary above is not meant to indicate that such analysis was given greater weight than any other analysis referred to in the summary.

In performing its analyses, BofA Securities considered industry performance, general business and economic conditions and other matters, many of which are beyond the control of Textainer. The estimates of the future performance of Textainer in or underlying BofA Securities’ analyses are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than those estimates or those suggested by BofA Securities’ analyses. These analyses were prepared solely as part of BofA Securities’ analysis of the fairness, from a financial point of view, of the Per Share Merger Consideration and were provided to the Textainer Board in connection with the delivery of BofA Securities’ opinion. The analyses do not purport to be appraisals or to reflect the prices at which a company might actually be sold or the prices at which any securities have traded or may trade at any time in the future. Accordingly, the estimates used in, and the ranges of valuations resulting from, any particular analysis described above are inherently subject to substantial uncertainty and should not be taken to be BofA Securities’ view of the actual values of Textainer.

The type and amount of consideration payable in the Merger was determined through negotiations between Textainer and Stonepeak, rather than by any financial advisor, and was approved by the Textainer Board. The decision to enter into the Merger agreement was solely that of the Textainer Board.

As described above, BofA Securities’ opinion and analyses were only one of many factors considered by the Textainer Board in its evaluation of the proposed Merger and should not be viewed as determinative of the views of the Textainer Board or management with respect to the Merger or the Per Share Merger Consideration.

Textainer has agreed to pay BofA Securities for its services in connection with the Merger an aggregate fee currently estimated to be approximately $21 million, $3 million of which was payable in connection with its opinion and the remainder of which is contingent upon the completion of the Merger. Textainer also has agreed to reimburse BofA Securities for its expenses incurred in connection with BofA Securities’ engagement and to indemnify BofA Securities, any controlling person of BofA Securities and each of their respective directors, officers, employees, agents and affiliates against specified liabilities, including liabilities under the federal securities laws.

BofA Securities and its affiliates comprise a full service securities firm and commercial bank engaged in securities, commodities and derivatives trading, foreign exchange and other brokerage activities, and principal investing as well as providing investment, corporate and private banking, asset and investment management, financing and financial advisory services and other commercial services and products to a wide range of companies, governments and individuals. In the ordinary course of their businesses, BofA Securities and its affiliates may invest on a principal basis or on behalf of customers or manage funds that invest, make or hold long or short positions, finance positions or trade or otherwise effect transactions in the equity, debt or other securities or financial instruments (including derivatives, bank loans or other obligations) of Textainer and certain of its affiliates, and Stonepeak and certain affiliates and portfolio companies of Stonepeak.

BofA Securities and its affiliates, in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to Textainer and certain of its affiliates, and have received or in the future may receive compensation for the rendering of these services, including (i) having acted or acting as a manager and/or underwriter for a debt offering of an affiliate of Textainer and (ii) having acted or acting as an administrative agent, arranger and bookrunner for, and/or as a lender under, certain term loans, credit and leasing facilities and other credit arrangements of Textainer and/or certain of its affiliates. From October 1, 2021 through September 30, 2023, BofA Securities and its affiliates derived aggregate revenues from Textainer and certain of its affiliates of approximately $17 million for investment and corporate banking services.

In addition, BofA Securities and its affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to Stonepeak and certain of its affiliates and portfolio companies and have received or in the future may receive compensation for the rendering of these services, including (i) having acted or acting as a financial advisor to Stonepeak in connection with an acquisition transaction, (ii) having acted or acting as a bookrunner, initial purchaser and/or underwriter for a debt offering of an affiliate of Stonepeak, (iii) having acted or acting as an arranger and bookrunner for, and/or as a lender under, certain term loans, credit facilities and other credit arrangements of Stonepeak and/or certain of its affiliates and portfolio companies (including acquisition financing), (iv) having provided or providing certain derivatives and other trading services to Stonepeak and/or certain of its affiliates and portfolio companies and (v) having provided or providing certain treasury management products and services to Stonepeak and/or certain of its affiliates and portfolio companies. From October 1, 2021 through September 30, 2023, BofA Securities and certain of its affiliates derived aggregate revenues from Stonepeak and its affiliates and portfolio companies of approximately $4 million for investment and corporate banking services.

Textainer Unaudited Prospective Financial Information

Textainer’s management does not as a matter of course make public detailed forecasts or projections for extended periods, due to, among other reasons, the uncertainty, unpredictability and subjectivity of the underlying assumptions and estimates. Textainer is reluctant to disclose projections for extended periods due to the increasing uncertainty, unpredictability and subjectivity of such assumptions and estimates when applied to time periods further in the future. As a result, Textainer does not endorse projections or other unaudited prospective financial information as a reliable indication of future results. However, in connection with the Textainer Board’s evaluation of a potential transaction, Textainer’s management independently prepared the Textainer Forecasts. The Textainer Forecasts were made available to the Textainer Board in connection with its consideration and evaluation of the Transactions, and were provided by Textainer’s management to BofA Securities and approved by Textainer for BofA Securities’ use and reliance in connection with its financial analyses and opinion as described above in the section captioned “The Merger Proposal—Opinion of Textainer’s Financial Advisor.”

Textainer is including a summary of the Textainer Forecasts in this proxy statement in order to provide Shareholders with access to the projections that were made available to the Textainer Board as described above.

The following table presents a summary of the Textainer Forecasts:

($ in millions)	2023E	2024E	2025E	2026E	2027E	2028E	2029E	2030E	2031E	2032E
Total Revenue	$805	$796	$830	$881	$930	$968	$1,009	$1,067	$1,123	$1,181
Net Income	$217	$208	$228	$257	$287	$318	$315	$327	$359	$388
Net Income to Common Shareholders(1)	$197	$188	$208	$237	$267	$298	$295	$307	$340	$368
EPS to Common Shareholders	$4.60	$4.72	$5.58	$6.60	$7.49	$8.41	$8.52	$9.55	$11.37	$13.21
Share Buybacks (Net of Option Exercise) and Dividends to Common Shareholders	($212)	($189)	($157)	($89)	($94)	($96)	($270)	($277)	($254)	($292)
Total Assets:	$7,215	$7,122	$7,426	$7,712	$7,957	$8,207	$8,535	$8,809	$9,038	$9,222
Total Revenue Generating Assets (“RGA”)	$6,672	$6,615	$6,912	$7,198	$7,466	$7,706	$7,999	$8,253	$8,467	$8,650
Other Assets(3)	543	507	514	514	491	501	1,037	536	571	572
Total Liabilities:	$5,266	$5,218	$5,486	$5,629	$5,701	$5,750	$6,049	$6,289	$6,452	$6,550
Debt, Net of Issuance Costs	$5,165	$5,022	$5,231	$5,370	$5,439	$5,481	$5,754	$5,984	$6,141	$6,234
Other Liabilities(4)	101	196	255	259	262	269	295	305	311	316
Total Equity(5)	$1,950	$1,904	$1,940	$2,083	$2,256	$2,457	$2,486	$2,520	$2,585	$2,672
Total Liabilities and Equity	$7,215	$7,122	$7,426	$7,712	$7,957	$8,207	$8,535	$8,809	$9,038	$9,222

(1)	Net Income less dividends on Company Preference Shares.
(2)	RGA comprised of leasing equipment (net of accumulated depreciation), net investment in finance leases and equipment held for sale and trading.
(3)	Other Assets include cash and cash equivalents, accounts receivable, interest rate derivatives, prepaid expenses, deferred taxes and due from affiliates.
(4)	Other Liabilities includes accounts payable and accrued expenses, container contracts payable, interest rate derivatives, income tax payable, deferred faxes and due to managed owners.
(5)	Total Equity includes $300 million of Company Preference Shares.

Additional Information About the Textainer Forecasts

The inclusion of the Textainer Forecasts in this proxy statement should not be regarded as an indication that Textainer or any of its affiliates, advisors or representatives have considered the Textainer Forecasts to be predictive of actual future events, and the Textainer Forecasts should not be relied upon as such. This summary of these internal financial Textainer Forecasts is not being included in this proxy statement to influence your decision whether to vote in favor of any proposal. Textainer advises the recipients of the Textainer Forecasts that its internal financial forecasts upon which the Textainer Forecasts were based are subjective in many respects.

Although presented with numerical specificity, the Textainer Forecasts were based on numerous variables, assumptions and estimates as to future events made by Textainer’s management that Textainer’s management believed were reasonable at the time the Textainer Forecasts were prepared, taking into account the relevant information available to management at the time. These variables, assumptions and estimates are inherently uncertain and many are beyond the control of Textainer. Important factors that may affect actual results and cause these internal financial Textainer Forecasts to not be achieved include, but are not limited to, risks and uncertainties relating to the business of Textainer (including its ability to achieve strategic goals, objectives and targets over applicable periods), industry performance, the regulatory and competitive environment, general business and economic conditions and other risk factors referenced in the sections of this proxy statement entitled

“Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.” Various assumptions underlying the Textainer Forecasts may not prove to have been, or may no longer be, accurate. The Textainer Forecasts may not be realized, and actual results may be significantly higher or lower than projected in the Textainer Forecasts. The Textainer Forecasts summarized above do not account for the effects of the Merger. The Textainer Forecasts also reflect assumptions as to certain business strategies or plans that are subject to change. The Textainer Forecasts do not take into account any circumstances or events occurring after the date they were prepared. The Textainer Forecasts cover multiple years, and such information by its nature becomes less predictive with each successive year. As a result, the inclusion of the Textainer Forecasts in this proxy statement should not be relied on as necessarily predictive of actual future events and actual results may differ materially (and will differ materially if the Merger and the other Transactions are completed) from the Textainer Forecasts. For all of these reasons, the internal financial Textainer Forecasts, and the assumptions upon which they are based, (i) are not guarantees of future results; (ii) are inherently speculative and (iii) are subject to a number of risks and uncertainties. Actual results may differ materially from those contained in these internal financial Textainer Forecasts. Accordingly, there can be no assurance that the Textainer Forecasts will be realized.

The Textainer Forecasts were prepared primarily for internal use and to assist the Textainer Board with their consideration and evaluation of the Transactions, and were provided by Textainer’s management to BofA Securities and approved by Textainer for BofA Securities’ use and reliance in connection with its financial analyses and opinion as described above in the section “The Merger Proposal—Opinion of Textainer’s Financial Advisor.” In addition, the Textainer Forecasts were provided to both Stonepeak and certain potential acquirers in connection with their due diligence of Textainer. Although they were prepared on an accounting basis consistent with Textainer’s financial statements, they were not prepared with a view toward public disclosure or toward compliance with published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. The Textainer Forecasts included in this document have been prepared by, and are the responsibility of, Textainer. Neither Textainer’s independent auditor nor any other independent accountant has compiled, examined or performed any procedures with respect to the Textainer Forecasts, nor have they expressed any opinion or any other form of assurance on such information or its achievability.

Some figures contained in the Textainer Forecasts may be “non-GAAP financial measures,” which are financial performance measures that are not calculated in accordance with GAAP. The SEC rules which would otherwise require a reconciliation of a non-GAAP financial measure to a GAAP financial measure do not apply to non-GAAP financial measures included in disclosures relating to a proposed business combination such as the Merger if the disclosure is included in a document such as this proxy statement. Furthermore, to the extent non-GAAP financial measures are used in the Textainer Forecasts, reconciliations of non-GAAP financial measures would not have been provided to or relied upon by BofA Securities in connection with its financial analyses and opinion. To the extent any figures contained in the Textainer Forecasts are non-GAAP financial measures, Textainer has not provided a reconciliation of such financial measures to the relevant GAAP financial measures. Non-GAAP financial measures, if any, should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures, to the extent used by Textainer, may not be comparable to similarly titled amounts used by other companies. Furthermore, there are limitations inherent in non-GAAP financial measures because they may exclude charges and credits that are required to be included in a GAAP presentation. Accordingly, any non-GAAP financial measures, to the extent used by Textainer, should be considered together with, and not as an alternative to, financial measures prepared in accordance with GAAP.

For these reasons, as well as the basis and assumptions on which the Textainer Forecasts were compiled, the inclusion of specific portions of the Textainer Forecasts in this proxy statement should not be regarded as an indication that such Textainer Forecasts will be an accurate prediction of future events, and they should not be relied on as such. None of Textainer or any of its affiliates, advisors, officers, directors, partners or representatives (including BofA Securities) can give you any assurance that actual results will not differ from these Textainer Forecasts. Except as required by applicable law, none of Textainer or any of its affiliates, advisors, officers, directors, partners or representatives (including BofA Securities) undertake any obligation to update or otherwise revise or reconcile the Textainer Forecasts or the specific portions presented to reflect circumstances existing after the date the Textainer Forecasts were generated or to reflect the occurrence of future events, even in the event that any or all of the assumptions are shown to be in error. Therefore, readers of this proxy statement are cautioned not to place undue, if any, reliance on the portions of the Textainer Forecasts set forth above. None of Textainer or any of its affiliates, advisors, officers, directors, partners or representatives (including BofA Securities) intend to make publicly available any update or other revision to these Textainer Forecasts. In addition, none of Textainer or any of its affiliates, advisors, officers, directors, partners or representatives (including BofA Securities) have made, make, or are authorized in the future to make, any representation to any shareholder or other person regarding Textainer’s ultimate performance compared to the information contained in the Textainer Forecasts or that projected results will be achieved, and any statements to the contrary should be disregarded.

Interests of Textainer’s Directors and Executive Officers in the Merger

In considering the recommendation of the Textainer Board that you vote to approve and adopt the Merger Agreement, you should be aware that aside from their interests as Shareholders, Textainer’s directors and executive officers may have interests in the Merger that are different from, or in addition to, those of Shareholders generally. The Textainer Board was aware of and considered these interests, among other matters, in evaluating and negotiating the Merger Agreement and the Merger, and in recommending to Shareholders that the Merger Agreement be adopted. For additional information, see the sections entitled “The Merger Proposal—Background of the Merger” beginning on page 29 and “The Merger Proposal—Textainer’s Reasons for the Merger; Recommendation of the Textainer Board” beginning on page 47. These interests are described in more detail below.

Section 280G Mitigation Actions

Several employees, including our Chief Executive Officer and Chief Financial Officer, who are eligible to receive payments in connection with the Merger may be subject to an excise tax under Section 280G of the Code, and such payments would not be deductible by the Company for federal income tax purposes. The Company evaluated these potential adverse impacts under Sections 280G and 4999 of the Code on the employees and the Company, and determined to take certain reasonable actions in December 2023 (after signing of the Merger Agreement) in an effort to mitigate these potential impacts of the closing of the Merger in calendar year 2024, as detailed below:

•	accelerated and paid to certain employees amounts under the Company’s annual bonus plan to December 2023 instead of paying such amounts in the first quarter of 2024; and

•

accelerated the vesting dates of certain employees’ time-based Company RSUs scheduled to vest in 2024 and 2025, and performance-based Company RSUs scheduled to vest in 2024 (assuming the maximum level of performance), in each case, to December 2023. The Company Shares issued in connection with such Company RSU vesting acceleration were settled on a net-share basis (with the Company reducing the number of shares delivered to such employees to satisfy the applicable withholding taxes payable in connection with such actions).

In addition to the above, to further mitigate the impact of Sections 280G and 4999 of the Code, each executive officer with outstanding vested nonqualified Company Options exercised all of their outstanding vested nonqualified Company Options in December 2023 using his or her own cash to pay the related exercise price and applicable withholding tax obligations.

Treatment of Textainer Equity Awards in the Merger

As described further in the section entitled “The Merger Agreement—Treatment of Textainer Equity Awards” beginning on page 77, Textainer equity awards will be subject to the following treatment:

•

Company RSUs. At the Effective Time, each outstanding award of Company RSUs will be converted into a contingent right to receive an amount in cash, without interest, equal to the product obtained by multiplying (x) the number of Company RSUs subject to such award (with respect to any performance-based vesting requirements, assuming attainment of the maximum level of performance under the terms of the applicable award agreement) immediately prior to the Effective Time, by (y) the Per Share Merger Consideration, plus any unpaid cash in respect of dividend equivalent rights accrued prior to the Effective Time with respect to such Company RSU, as applicable (after giving effect to the maximum level of performance), less any required withholding taxes. Subject to the applicable holder’s continued service with Parent or its affiliates (including the Surviving Company and its subsidiaries), the Unvested Company RSU Consideration will vest and become payable on the earlier of (i) the satisfaction of the time-based vesting conditions (including any vesting acceleration provisions) that applied to the corresponding portion of the applicable unvested Company RSU immediately prior to the Effective Time, and (ii) the 12-month anniversary of the Effective Time (other than in respect of awards granted after the signing of the Merger Agreement, which would vest and become payable in accordance with the conditions of the applicable award agreement, and subject to any Tax or penalty that might be triggered under Section 409A of the Code (in which case such consideration will be paid at the earliest time that would not trigger such Tax or penalty under Section 409A of the Code)). The Unvested Company RSU Consideration will otherwise remain subject to the same terms and conditions that were applicable to the underlying Company RSU immediately prior to the Effective Time.

•

Company Options. At the Effective Time, each outstanding Company Option (whether or not vested) will automatically be cancelled and converted into the right to receive an amount in cash, without interest, equal to the product obtained by multiplying (x) the number of Company Common Shares subject to such Company Option that is outstanding immediately prior to the Effective Time, by (y) the amount by which the Per Share Merger Consideration exceeds the per-share exercise price of such Company Option, less applicable taxes required to be withheld with respect to such payment. Any Company Option that is outstanding immediately prior to the Effective Time with a per-share exercise price that is greater than or equal to the Per Share Merger Consideration will be cancelled at the Effective Time without payment or other consideration therefor.

The equity awards held by Textainer’s non-employee directors that are then unvested will be fully vested upon (or immediately prior to) the Effective Time. As noted above, in December 2023 (i) the time-based Company RSUs held by our Chief Executive Officer and Chief Financial Officer that were scheduled to vest in 2024 and 2025 were accelerated and settled on a net-share basis, (ii) the performance-based Company RSUs held by our Chief Executive Officer and Chief Financial Officer that were scheduled to vest in 2024 were accelerated and settled (as to the maximum number (200% of target) of Company Shares subject to the award) on a net-share basis and (iii) each of the Chief Executive Officer and Chief Financial Officer exercised all of their outstanding vested nonqualified Company Options in December 2023 (and the stock underlying such Company Options will be paid out in connection with the Merger), in each case, following the signing of the Merger Agreement as part of mitigation efforts to reduce any potential adverse impacts of Sections 280G and 4999 of the Code as a result of the Merger. The accelerated Company RSUs covered 128,830 Company Shares in the aggregate for the Chief Executive Officer and 36,269 Company Shares in the aggregate for the Chief Financial Officer. The net number of Company Shares received in respect of such accelerated Company RSUs (64,959 Company Shares for the Chief Executive Officer and 18,290 Company Shares for the Chief Financial Officer) will be paid out in connection with the Merger.

The following table sets forth (a) the number of Company RSUs and Company Options issued under the Textainer Share Plan to our Chief Executive Officer and Chief Financial Officer in the aggregate and (b) the number of Company RSUs issued under the Textainer Share Plan to our non-employee directors as a group, in each case, that were outstanding as of December 31, 2023 (which gives effect to the above-described Company RSU accelerations and vested nonqualified Company Option exercise by the Chief Executive Officer and Chief Financial Officer). Our non-employee directors only hold outstanding Company RSUs. The table also provides the estimated value of these outstanding Company RSUs and Company Options in the Merger, in each case, based on the assumptions described below. Upon the Effective Time (to the extent not settled in or exercised for Company Common Shares prior to the Effective Time), these awards will be treated as described above. The table presents outstanding awards as of December 31, 2023 and does not attempt to forecast any grants, distributions, future exercises or forfeitures.

In calculating the amounts set forth in the table below, the following assumptions were used (with the dates used below to quantify these interests having been selected for illustrative purposes only and not necessarily to reflect the dates on which certain events will occur):

•	the Effective Time is on December 31, 2023;

•	the relevant price per Company Common Share is $50.00, which is equal to the Per Share Merger Consideration; and

•

the number of outstanding unvested Company RSUs and outstanding Company Options held by each individual is as of December 31, 2023. The actual number of Company RSUs and Company Options that will be cancelled and converted into the right to receive an amount in cash as described above will depend on the number of Company RSUs or Company Options, as applicable, that are outstanding and held by such individuals at the actual Effective Time. The following table does not capture vesting of awards that would occur between December 31, 2023 and the actual Effective Time or attempt to forecast any grants, distributions or forfeitures following the date of this proxy statement. All outstanding Company Options held by our executive officers are fully vested as of December 31, 2023.

	Number of Unvested Restricted Units (#)(1)	Aggregate Value of Unvested Restricted Units ($)(2)	Number of Outstanding Stock Options (#)	Aggregate Value of Outstanding Stock Options ($)(3)
Executive officers of Textainer as a group (2 persons)	330,579	$16,528,950	62,376	$2,271,273
Non-employee directors of Textainer as a group (9 persons)	30,949	$1,547,450	—	—

(1)

The number of unvested Company RSUs is presented before giving effect to any vesting that may occur after December 31, 2023, including in connection with the Closing as described above (and, in the case of Company RSUs that are subject to performance-based vesting requirements, assuming attainment of the maximum 200% vesting for the performance-based Company RSUs).

(2)	Represents the number of Company Common Shares subject to unvested Company RSUs multiplied by $50.00.
(3)

There are no outstanding unvested Company Options. This represents the number of Company Common Shares subject to vested and outstanding Company Options multiplied by the excess of $50.00 over the applicable per-share exercise price.

Severance Benefits

Our Chief Executive Officer and Chief Financial Officer are entitled to severance benefits under their existing employment agreements if their employment terminates in certain circumstances. These circumstances include, among others, termination within twelve (12) months following with a corporate transaction (which would include the Merger), if such termination is either (a) without “cause” or (b) by the officer for “good reason” (as defined in the applicable employment agreement). Upon such a termination, our Chief Executive

Officer would be entitled to (i) a severance payment equal to the sum of 24 months of his base salary (or 12 months in the case of a resignation for good reason); (ii) 100% of his target bonus (or 50% of target bonus if the termination occurs before July 1 of the applicable year); (iii) payment of COBRA premiums for 18 months; and (iv) full vesting of outstanding equity awards under the Company’s equity plans. Upon such a termination, our Chief Financial Officer would be entitled to (i) a severance payment equal to 12 months of his base salary; (ii) 100% of his target bonus (or 50% of target bonus if the termination occurs before July 1 of the applicable year); (iii) payment of COBRA premiums for 12 months; and (iv) full vesting of outstanding equity awards under the Company’s equity plans. In each case, the severance benefits are contingent upon execution of an irrevocable general release of claims in favor of Textainer and its affiliates.

Potential Rollover of Company Common Shares

Certain members of management may enter into agreements with Parent (or an affiliate thereof) to “roll over” a portion of their Company Common Shares in exchange for equity interests of Parent (or an affiliate thereof) having an equivalent value to the Per Share Merger Consideration in lieu of receiving the cash consideration.

Director & Officer Indemnification and Insurance

Pursuant to the terms of the Merger Agreement, Textainer’s directors and executive officers will be entitled to certain ongoing indemnification and coverage for a period of six years following the Effective Time under directors’ and officers’ liability and fiduciary liability “tail” insurance from the Surviving Company. This indemnification and insurance coverage is further described in the section entitled “The Merger Agreement—Director & Officer Indemnification and Insurance.”

Closing and Effective Time

The Merger Agreement provides that, unless another date is agreed to in writing by Parent, Merger Sub and Textainer, the Closing will take place no later than the fourteenth business day after the satisfaction or, to the extent permitted by applicable Law, waiver of the conditions to Closing (other than such conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or permitted waiver of such conditions at the Closing), provided that, if the JSE Closing Approval is not obtained, the Closing will occur on the first business day following the first Friday that occurs on or following the end of such 14 business day period. The date on which the Closing occurs is referred to in this proxy statement as the Closing Date.

At the Closing, the parties will execute and deliver a statutory merger agreement and file a merger application with respect to the Merger with the Registrar of Companies in Bermuda. The Merger will be effective upon the issuance of the certificate of merger by the Registrar of Companies in Bermuda at the date shown on the certificate of merger.

Certain U.S. Federal Income Tax Consequences

The following discussion summarizes certain U.S. federal income tax consequences of the Transaction and the related redemption after the Closing of the preference shares of the Surviving Company. This summary does not purport to be a complete analysis of all potential tax consequences of the Transaction and the related redemption after the Closing of the preference shares of the Surviving Company. This summary is based on the Code, Treasury Regulations, judicial decisions and published rulings and administrative pronouncements of the IRS, in each case in effect as of the date hereof. These authorities may change or may be subject to differing interpretations, including with retroactive effect. Any such changes could affect the accuracy of the statements and conclusions set forth in this summary. This summary does not describe any state, local or non-U.S. tax law considerations, or any aspect of U.S. federal tax law other than income taxation (e.g., estate or gift tax, the Medicare contribution tax, or the alternative minimum tax).

Textainer has not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance that the IRS or a court will not take a contrary position to that described in this summary regarding the tax consequences of the Merger.

This discussion is limited to (i) U.S. Holders (as defined below) of the Company Common Shares who exchange their Company Common Shares for the Common Merger Consideration in the Merger and (ii) U.S. Holders (as defined below) of the Company Preference Shares whose preference shares of the Surviving Company issued in connection with the Merger will be redeemed within 120 days following the Merger, in each case who hold such shares solely as “capital assets” within the meaning of the Code (generally, property held for investment). In the case of holders of the Company Preference Shares, this discussion assumes that the redemption of the preference shares of the Surviving Company issued in the Merger effects a complete redemption of such holders’ equity interest in the Surviving Company within the meaning of Section 302(b)(3) of the Code. This discussion does not address the U.S. federal income tax consequences relevant to a holder’s particular circumstances, including holders who exchange Rollover Shares in connection with the Merger. In addition, this discussion does not address consequences relevant to holders subject to special rules under the Code, including:

•	U.S. expatriates and former citizens or long-term residents of the United States;

•

persons who, prior to the Merger, hold Company Common Shares or Company Preference Shares as part of a hedge, straddle or other risk reduction strategy, or as part of a conversion or constructive sale transaction or other integrated investment;

•	banks, insurance companies and other financial institutions;

•	brokers, dealers or traders in securities;

•	persons that own (or are treated as owning) more than 10% of all shares of Textainer (by vote or value) prior to the Merger;

•	real estate investment trusts or regulated investment companies;

•	S corporations and their shareholders;

•	passive foreign investment companies (“PFICs”) or controlled foreign corporations, in each case as defined in the Code;

•	tax-exempt organizations (including private foundations) or governmental organizations;

•	persons who hold or received Company Common Shares or Company Preference Shares pursuant to the exercise of any employee stock option or otherwise as compensation; and

•	persons that do not have the U.S. dollar as their functional currency.

HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES OF THE MERGER BASED ON THEIR PARTICULAR CIRCUMSTANCES.

For purposes of this discussion, a “U.S. Holder” is any beneficial owner of Company Common Shares or Company Preference Shares that, for U.S. federal income tax purposes, is or is treated as:

•	a citizen or individual resident of the United States;

•	a corporation created or organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust that (A) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code) or (B) has a valid election in effect to be treated as a “United States person” for U.S. federal income tax purposes.

The tax treatment of the Transaction (including the Merger and the related redemption of the preference shares of the Surviving Company issued in the Merger after the Closing) of a partner in a partnership (or other entity or arrangement classified as a partnership for U.S. federal income tax purposes) may depend on both the partner’s status and the activities of such partnership. Partnerships (or other entities or arrangements classified as partnerships for U.S. federal income tax purposes) that exchange Company Common Shares for the Common Merger Consideration (as defined in the Merger Agreement) in the Merger or whose preference shares of the Surviving Company will be redeemed, and their partners and other owners, should consult their own tax advisers regarding the tax consequences to them of the Transaction and the related redemption after the Closing of the preference shares of the Surviving Company.

The discussion below assumes that Textainer has not been for any prior taxable year and will not be treated for its taxable year that includes the Merger and the related post-Closing redemption of preference shares of the Surviving Company issued in the Merger as a PFIC for U.S. federal income tax purposes. As noted in the Textainer Annual Report, based on the composition of its income and valuation of its assets for U.S. federal income tax purposes, Textainer does not believe it was a PFIC for any period after the date of its initial public offering and intends to conduct its business so that it should not be treated as a PFIC for any future taxable year (including the taxable year that includes the Merger and related post-Closing redemption of the preference shares of the Surviving Company issued in the Merger). However, the determination as to whether a non-U.S. corporation such as Textainer was or is a PFIC is highly fact intensive and based on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. Therefore, there can be no assurance as to the status of Textainer as a PFIC for its taxable year that includes the Merger and the related post-Closing redemption of the preference shares of the Surviving Company issued in the Merger or any prior taxable year or that the IRS will not challenge Textainer’s determination concerning its PFIC status. U.S. Holders should consult their own tax advisors regarding the potential application of the PFIC rules to them in the context of the Merger and the related post-Closing redemption of the preference shares of the Surviving Company issued in the Merger, including the availability of any elections that may mitigate adverse U.S. tax consequences in the event that Textainer is or was treated as a PFIC.

Taxation of the Merger

The Merger and the related post-Closing redemption of the preference shares of the Surviving Company issued in the Merger will generally be taxable transactions for U.S. federal income tax purposes. In general, for U.S. federal income tax purposes, a U.S. Holder will recognize gain or loss equal to the difference, if any, between (i) for a holder of Company Common Shares, the amount of cash realized in the Merger and the U.S. Holder’s tax basis in the Company Common Shares exchanged therefor and (ii) for a holder of Company Preference Shares that are converted into preference shares of the Surviving Company, the amount of cash received in the post-Closing redemption and the U.S. Holder’s tax basis in the Company Preference Shares.

If a U.S. Holder acquired Company Common Shares or Company Preference Shares by purchasing them, the U.S. Holder’s adjusted tax basis in its shares will generally equal the amount the U.S. Holder paid for the relevant shares, subject to certain adjustments, including as a result of any distributions that are treated as tax-free returns of capital received by such U.S. Holder that reduce such U.S. Holder’s tax basis with regards to such shares (but not below zero). If a U.S. Holder’s holding period in the Company Common Shares exchanged in, or the Company Preference Shares that are converted into preference shares of the Surviving Company and then redeemed in connection with, the Merger is greater than one year as of the date of the Merger, the gain or loss will be long-term capital gain or loss. Long-term capital gains of certain non-corporate U.S. Holders, including individuals, are generally subject to U.S. federal income tax at preferential rates. The deductibility of a capital loss is subject to limitations. If a U.S. Holder acquired different blocks of Company Common Shares or Company Preference Shares at different times or different prices, such U.S. Holder must determine its adjusted tax basis and holding period separately with respect to each block of Company Common Shares or Company Preference Shares.

Information Reporting and Backup Withholding

Proceeds from the Transaction and the related redemption after the Closing of the preference shares of the Surviving Company may be subject to information reporting to the IRS and possible United States backup withholding. Backup withholding will not apply, however, to a U.S. Holder that furnishes a correct taxpayer identification number and makes other required certifications, or that is otherwise exempt from backup withholding and establishes such exempt status.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S Holder’s U.S. federal income tax liability, and such holder generally may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the IRS and furnishing any required information.

THE DISCUSSION SET FORTH ABOVE IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSIDERATIONS APPLICABLE TO THE TRANSACTIONS (INCLUDING THE RELATED REDEMPTION OF THE PREFERENCE SHARES OF THE SURVIVING COMPANY ISSUED IN THE MERGER). HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES OF THE TRANSACTIONS BASED ON THEIR PARTICULAR CIRCUMSTANCES.

Certain South African Income Tax Consequences

The following is a summary of the South African tax considerations which are relevant for Shareholders who are resident in South Africa for tax purposes and who dispose of Company Common Shares or Company Preference Shares pursuant to the Merger. This summary is based on the applicable laws, regulations and regulatory interpretations in effect in South Africa on the date of this proxy statement, all of which are subject to change, including changes that could have a retrospective effect. This summary does not purport to address all tax consequences associated with the Merger and is for general information only. In particular, it does not specifically cover the tax position of employees who received Company RSUs or Company Options or other Textainer equity awards. All Shareholders who are resident in South Africa for tax purposes are urged to consult their tax advisers regarding the particular tax consequences applicable to them in relation to the Merger, including the applicability and effect of other tax laws and possible changes in tax law.

Moreover, the summary below only applies to Shareholders who are resident for tax purposes in South Africa, who hold their Company Common Shares or Company Preference Shares as a capital asset and who are the absolute beneficial owner of the Company Common Shares, the Company Preference Shares and any dividends paid on them. The tax position of certain categories of Shareholders who are subject to special rules is not considered and it should be noted that they may incur liabilities to South African tax on a different basis to that described below. Categories of persons to whom special rules may apply and who may be treated differently from a South African tax perspective include those who acquired their Company Common Shares or Company Preference Shares in connection with employment, dealers in securities, insurance companies, collective investment schemes, public benefit organizations and pension/provident funds.

Receipt of Consideration: Capital Gains Tax

South African tax residents are subject to tax on their worldwide income, which would include the disposal of shares in a foreign company. The implementation of the Merger will result in a disposal of Company Common Shares by Shareholders, other than those holding Excluded Shares. This disposal will give rise to either a capital or revenue receipt or accrual in the hands of the participating Shareholder. When shares are held otherwise than as trading stock, that is, as capital assets, any gain will be of a capital nature and is subject to capital gains tax (“CGT”). Capital losses may be set off against other capital gains only and not against ordinary income. For CGT purposes a capital gain or loss is determined as the proceeds received on the disposal (being the Per Share Merger Consideration for all Company Common Shares sold) less the base cost (being the expenditure incurred to acquire the Company Common Share), which includes securities transfer taxes (“STT”) paid.

In determining whether the amount derived from the disposal of shares is of a capital or revenue nature, regard should be had to section 9C of the Income Tax Act, No 58 of 1962, as amended, which in general deems any amounts received or accrued from the disposal of shares to be capital in nature if the taxpayer immediately prior to such disposal had been the owner of that share for a continuous period of at least three years, subject to certain exclusions. Where section 9C is not applicable to particular shares, then the capital or revenue nature of the amount derived from the disposal of the shares must be determined by applying the common law tests that the South African courts have formulated, including, among other things, the intention of the holder of the shares in acquiring, holding and disposing of the shares. Profits derived from the disposal of shares held as long-term investments are generally regarded as profits of a capital nature.

Individual Shareholders

CGT is based on an individual’s marginal income tax rate. Forty percent of all capital gains is included in the taxable income of an individual and taxed in accordance with his or her marginal income tax rate. The highest effective rate of CGT, based on a marginal income tax rate of 45%, is 18%. The annual capital gain exclusion of ZAR 40,000 may be utilized to reduce the capital gain included in the individual’s taxable income.

Corporate Shareholders

Companies pay CGT at a higher rate than natural persons. They do not qualify for the annual exclusion, and must include 80% of any net capital gain in taxable income. CGT is based on the corporate income tax rate (currently 27%). The current effective CGT rate for companies is 21.6%.

Securities Transfer Tax

STT is payable at a rate of 0.25% of the taxable amount (which is, generally, the consideration for which a security is transferred) on every transfer of any security issued by a company incorporated, established or formed outside South Africa and listed on an exchange in South Africa. The Securities Transfer Tax Act, No. 25 of 2007 defines the term “security” to include any share in a company (which include a foreign company), and further defines “transfer” to include a cancellation of a share if the company which issued the share continues to exist after the cancellation. As Textainer is the Surviving Company, the cancellation of the Company Common Shares held by the South African Shareholders will be subject to STT. The taxable amount in respect of any transfer of a listed security is either (i) the amount of the consideration for that security declared by the person who acquires that security, or (ii) if no amount of consideration is declared, the closing price of that security. In the context of listed shares, STT is normally payable by the brokers and transfer secretaries and recoverable from the transferee.

Receipt of Dividends

Distributions paid by Textainer in respect of the Company Common Shares and Company Preference Shares and which will comprise a dividend for US federal tax purposes, will be treated as a foreign dividend for South African income tax purposes. Foreign dividends may be subject to South African income tax (in the hands of the shareholders) or South African dividends tax (“Dividends Tax”) (withheld by the broker or transfer secretary).

From an income tax perspective, a foreign dividend which is received or accrues in respect of a share listed on a South African exchange is exempt from South African income tax. Any foreign dividend which is received, or which accrues to a South African shareholder in respect of the Company Common Shares or Company Preference Shares will accordingly be exempt from South African income tax in the hands of the Shareholders. The exemption from income tax is applicable to all persons (i.e. natural persons and juristic persons).

South Africa imposes a 20% Dividends Tax on foreign dividends paid in respect of shares in foreign companies if the shares are listed on a South African exchange. All foreign cash dividends declared to South African tax resident shareholders of Company Common Shares and Company Preference Shares on the JSE will accordingly be subject to Dividends Tax, unless the recipient of the dividend qualifies for an exemption.

An exemption from Dividends Tax will apply if the beneficial owner of the dividend is, among others, a company which is a South African tax resident, a public benefit organization, a pension fund, a pension preservation fund, a provident fund, a provident preservation fund, a retirement annuity fund, a benefit fund or a collective investment scheme in securities. Generally, natural persons who are South African tax residents do not qualify for an exemption from Dividends Tax.

Dividends Tax must be withheld by the appropriate broker or transfer secretary unless the beneficial owner of the dividend qualifies for an exemption from Dividends Tax. Certain prescribed legal formalities must be complied with by the beneficial owner of a dividend to facilitate the process whereby no Dividends Tax will be withheld.

Regulatory Approvals Required for the Merger

Parent and Textainer intend to make all required filings as promptly as practicable or as otherwise specified in the Merger Agreement. The management of each of Parent and Textainer currently believe that the necessary regulatory approvals can be obtained in the first quarter of 2024; however, there can be no assurances that such approvals will be obtained in accordance with this timing or at all.

HSR Act Clearance

Completion of the Merger is subject to the requirements of the HSR Act and the rules promulgated by the FTC, which prevent transactions such as the Merger from being completed until (i) certain information and materials are furnished to the DOJ and the FTC and (ii) the applicable waiting period is terminated or expires. Textainer filed a Pre-Merger Notification and Report Form pursuant to the HSR Act with the DOJ and FTC on November 3, 2023. The waiting period under the HSR Act expired at 11:59 pm ET on December 4, 2023.

Foreign Antitrust Approvals and other Approvals, Filings and Notices

In addition, completion of the Merger is conditioned upon (i) the receipt of antitrust approvals under the German ARC and the TFTA, (ii) the receipt of approval from the JSE and SARB and (iii) the giving of notice to the Bermuda Monetary Authority of the Transactions. As of the date of this proxy statement, approvals from each of the German Federal Cartel Office, JSE, and SARB have been received and the initial filing has been made with the TFTC.

There can be no assurance that the requisite approvals will be obtained on a timely basis or at all.

Parent and Textainer also intend to make all required filings under the U.S. Securities Act, the U.S. Exchange Act and the U.S. Securities Act relating to the Merger and obtain all other approvals and consents that may be necessary to give effect to the Merger.

Appraisal or Dissenters’ Rights

Under Bermuda law, any Shareholders who do not vote in favor of the Merger, and who are not satisfied that they have been offered fair value for their Company Common Shares or Company Preference Shares, may within one month of the giving of the notice of the Special Meeting (delivered with this proxy statement), apply to the Bermuda Court to appraise the fair value of their Company Common Shares or Company Preference Shares, pursuant to Section 106 of the Companies Act.

Shareholders should note that if their Company Common Shares or Company Preference Shares are held in the name of a broker, nominee or intermediary they are not entitled to exercise their appraisal rights directly. Accordingly, any Shareholder whose Company Common Shares or Company Preference Shares are not held in their own name, and who intend to apply for the appraisal of their shares pursuant to Section 106 of the

Companies Act, should have their Company Common Shares or Company Preference Shares, as applicable, transferred into their own name in sufficient time to exercise their appraisal rights. Appraisal rights may only be exercised in respect of Company Common Shares or Company Preference Shares where the voting rights attaching thereto are not voted in favor of the Merger Proposal.

A Shareholder who intends to exercise its appraisal rights, but fails to do so in compliance with the requirements of Section 106 of the Companies Act or effectively withdraws or waives its appraisal application will (i) lose their rights to seek appraisal before the Bermuda Court and (ii) be bound by the terms of the Merger Agreement and at the Effective Time, (A) the Company Common Shares, if any, held by any such Shareholder will be automatically cancelled, and unless otherwise required by applicable law, converted into the right to receive the Common Merger Consideration, and (B) the Company Preference Shares, if any, held by any such Shareholder will be cancelled and automatically converted into the right to receive preference shares in the Surviving Company.

Notwithstanding the exercise by Dissenting Shareholders of their appraisal rights pursuant to Section 106 of the Companies Act, at the Effective Time, any of the Company Common Shares or the Company Preference Shares held by a Dissenting Shareholder will be bound by the Merger Agreement and the Dissenting Shares that are Shares will be cancelled and converted into the right to receive the Common Merger Consideration and the Dissenting Shares that are Company Preference Shares will be cancelled and converted into the right to receive preference shares in the Surviving Company.

Within one month of the Bermuda Court appraising the value of the Dissenting Shares, in the event that the value of Company Common Shares as appraised by the Bermuda Court is greater than the Per Share Merger Consideration, then the Surviving Company will pay to such Dissenting Shareholders, in respect of such Company Common Shares, the difference between the Per Share Merger Consideration and the value of the Company Common Shares appraised by the Bermuda Court. Within one month of the Bermuda Court appraising the value of the Dissenting Shares, in the event that the value of Company Preference Shares as appraised by the Bermuda Court is greater than the value of the preference shares of the Surviving Company, then the Surviving Company will pay to such Dissenting Shareholders, in respect of such Company Preference Shares, the difference between the value of the preference shares of the Surviving Company and the value of the Company Preference Shares appraised by the Bermuda Court. A Dissenting Shareholder has no right of appeal from an appraisal made by the Bermuda Court.

Shareholders who do not strictly comply with the requirements of Section 106 of the Companies Act will not be entitled to exercise the appraisal rights granted by this section.

Under the Merger Agreement, Textainer is required to give Parent (i) prompt (but in any event within 48 hours of Textainer’s receipt of such demand) written notice of any demands for appraisal (or withdrawals thereof) and any other written instruments, notices, petitions or other communication received by Textainer in connection with the foregoing, and, to the extent Textainer has knowledge thereof, any applications to the Bermuda Court for appraisal of the fair value of the dissenting shares and (ii) to the extent permitted by applicable law, the opportunity to direct any settlement negotiations and proceedings with respect to any demands for appraisal under the Companies Act (subject to Parent’s obligation to keep Textainer reasonably informed and give Textainer a reasonable opportunity to participate in the defense or settlement and consider in good faith Textainer’s advice). Textainer is not permitted to voluntarily make any payment with respect to, offer to settle or settle any such demands or applications or take any other action to exercise appraisal rights in accordance with the Companies Act without the prior written consent of Parent.

Litigation Relating to the Merger

Potential plaintiffs may file lawsuits challenging the Transactions. The outcomes of such action and any additional future litigation are uncertain. Such litigation, if not resolved, could prevent or delay completion of the

Transactions and result in substantial costs to Textainer, including any costs associated with the indemnification of directors and officers. One of the conditions to the Closing is that no Governmental Entity shall have enacted, issued, promulgated, enforced or entered any Law that is in effect and prevents the consummation of the Transactions. Therefore, if a plaintiff were successful in obtaining an injunction prohibiting the consummation of the Transactions on the agreed-upon terms, then such injunction may prevent the Transactions from being completed, or from being completed within the expected timeframe. The defense or settlement of any lawsuit or claim that remains unresolved at the time the Transactions are completed may adversely affect the Surviving Company’s business, financial condition, results of operations and cash flows.

Dividend Policy

Under the terms of the Merger Agreement, subject to the restrictions set forth therein, Textainer may declare or pay regular quarterly dividends on Company Common Shares in amounts not in excess of $0.30 per Share. Textainer expects to continue to pay regular quarterly dividends on Company Common Shares during the pendency of the Merger. Payment of any regular dividend that may be declared by the Board will be conditioned on the Closing not occurring prior the record date for such dividend (including with respect to the quarter ended December 31, 2023). For South African Shareholders, Textainer expects to convert the U.S. dollar amount of any dividends into Rands on the same basis as it has done historically. Under the terms of the Merger Agreement, subject to the restrictions set forth therein, Textainer may declare or pay regular quarterly dividends on Company Preference Shares in amounts not to exceed the equivalent of $0.4375 per Series A Depositary Share and $0.390625 per Series B Depositary Share. Textainer expects to continue to pay regular quarterly dividends on Company Preference Shares. In respect of South African Shareholders, Textainer expects to convert the U.S. dollar amount of any dividends into Rands on the same basis as it has done historically. Each Company Preference Share will automatically convert into a preference share of the Surviving Company and will be entitled to the same dividend and all other preferences and privileges, voting rights, relative, participating, optional and other special rights as set forth in their respective certificate of designations in effect as of immediately prior to the Effective Time. Within 120 days following the Closing, each such outstanding preference share of the Surviving Company will be redeemed by the Surviving Company, and each holder thereof will receive an amount in cash equal to the amount which such holder is entitled pursuant to the applicable certificate of designations.

Delisting and Deregistration of Company Common Shares

If the Merger is completed, there will no longer be any publicly held Company Common Shares. Accordingly, (i) the Company Common Shares will no longer be listed on the NYSE and will be deregistered under the U.S. Exchange Act and the U.S. Securities Act, and (ii) the JSE will take steps to delist the Company Common Shares in terms of a paragraph 1.12 of the JSE Listings Requirements. Under the terms of the Merger Agreement, Textainer is required to cooperate with Parent and use its reasonable best efforts to take all actions reasonably required to cause the Company Common Shares to be delisted from the NYSE and the JSE and deregistered under the U.S. Exchange Act and the U.S. Securities Act as promptly as practicable following the Effective Time, but in any event no more than ten (10) days thereafter.

Treatment of Company Preference Shares (including Company Depositary Shares)

Each Series A Preference Share and each Series B Preference Share will automatically convert into a preference share of the Surviving Company and will be entitled to the same dividend and all other preferences and privileges, voting rights, relative, participating, optional and other special rights as set forth in their respective certificate of designations in effect as of immediately prior to the Effective Time. The Series A Depositary Shares and the Series B Depositary Shares will represent a 1/1000th interest in a preference share of the Surviving Company. Within 120 days following the Closing, each such outstanding preference share of the Surviving Company will be redeemed by the Surviving Company, and each holder thereof will receive an amount in cash equal to the amount which such holder is entitled pursuant to the applicable certificate of designations. The redemption of preference shares of the Surviving Company will result in the corresponding redemption of the Series A Depositary Shares and Series B Depositary Shares.

THE ADJOURNMENT PROPOSAL

Shareholders are being asked to approve a proposal that will give the Textainer Board authority to adjourn the Special Meeting, if necessary, to solicit additional proxies if there are insufficient votes at the time of the Special Meeting to approve the Merger Proposal.

If the Adjournment Proposal is approved, the Special Meeting could be adjourned to any date. If the Special Meeting is adjourned, Shareholders who have already submitted their proxies will be able to revoke them at any time prior to their use. If you sign and return a proxy and do not indicate how you wish to vote on the Adjournment Proposal, your Company Common Shares or Company Preference Shares, as applicable, will be voted in favor of the Adjournment Proposal.

Assuming a quorum is present, approval of the Adjournment Proposal requires the affirmative vote of a majority of the votes cast on the proposal by holders of the Company Common Shares and the Company Preference Shares, voting together as if they were a single class.

The Textainer Board recommends a vote “FOR” the Adjournment Proposal.

THE MERGER AGREEMENT

The summary of the material provisions of the Merger Agreement below and elsewhere in this proxy statement is qualified in its entirety by reference to the Merger Agreement, a copy of which is attached to this proxy statement as Annex A and is incorporated by reference into this proxy statement. This summary does not purport to be complete and may not provide all of the information about the Merger Agreement that might be important to you. You are urged to read the Merger Agreement carefully and in its entirety because it is the legal document that governs the Merger.

Explanatory Note Regarding the Merger Agreement

The Merger Agreement is included to provide you with information regarding its terms. The Merger Agreement contains representations and warranties by Textainer, on the one hand, and by Parent and Merger Sub, on the other hand, which were made solely for the benefit of the other parties for purposes of the Merger Agreement. The representations, warranties and covenants made in the Merger Agreement by Textainer, Parent and Merger Sub were qualified and subject to important limitations agreed to by the parties to the Merger Agreement in connection with negotiating the terms of the Merger Agreement. In particular, in your review of the representations and warranties contained in the Merger Agreement and described in this summary, it is important to bear in mind that the representations and warranties were negotiated with the principal purpose of establishing circumstances in which a party to the Merger Agreement may have the right not to consummate the Merger if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocating risk between the parties to the Merger Agreement, rather than establishing matters as facts about Textainer, Parent or Merger Sub or any other Person at the time they were made or otherwise. The representations and warranties also may be subject to a contractual standard of materiality different from that generally applicable to securityholders and reports and documents filed with the SEC and the Securities Regulatory Authorities. The representations and warranties made by Textainer were qualified by the matters contained in the confidential disclosure letter that Textainer delivered in connection with the Merger Agreement and by certain documents filed with the SEC. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this proxy statement, may have changed since the date of the Merger Agreement. Accordingly, the representations and warranties and other provisions of the Merger Agreement should not be read alone, but instead should be read together with the information provided elsewhere in this proxy statement and in the documents incorporated by reference into this proxy statement. See the section entitled “Where You Can Find Additional Information” beginning on page 99 of this proxy statement.

The Merger

Subject to the terms and conditions of the Merger Agreement and the Statutory Merger Agreement, and pursuant to the applicable provisions of the Companies Act, at the Effective Time, Merger Sub will merge with and into Textainer, the separate corporate existence of Merger Sub will cease and Textainer will survive the Merger as a wholly-owned subsidiary of Parent.

Effects of the Merger

Pursuant to the Merger Agreement, Textainer will, at the Effective Time, become a subsidiary of Parent and each Company Common Share issued and outstanding immediately prior to the Effective Time (other than the Excluded Shares) will be cancelled and automatically converted into the right to receive, and become exchangeable for the Per Share Merger Consideration described below. All Dissenting Shares are entitled to the fair value of such shares. All Dissenting Shares that are Company Common Shares will be automatically cancelled and converted into the right to receive the Per Share Merger Consideration.

At the Effective Time, Parent will become the owner of all of the Company Common Shares. Therefore, current holders of the Company Common Shares will cease to have direct or indirect ownership interests in Textainer or rights as holders of the Company Common Shares, will not participate in any future earnings or growth of Textainer, will not benefit from any appreciation in value of Textainer and will not bear the future risks of Textainer’s operations.

Each Company Preference Share will automatically convert into a preference share of the Surviving Company and will be entitled to the same dividend and all other preferences and privileges, voting rights, relative, participating, optional and other special rights as set forth in their respective certificate of designations in effect as of immediately prior to the Effective Time. Within 120 days following the Closing, each such outstanding preference share of the Surviving Company will be redeemed by the Surviving Company, and each holder thereof will receive an amount in cash equal to the amount which such holder is entitled pursuant to the applicable certificate of designations.

Following completion of the Merger, (i) the Company Common Shares will be delisted from the NYSE and deregistered under the U.S. Exchange Act and the U.S. Securities Act, and (ii) the JSE will take steps to delist the Company Common Shares in terms of a paragraph 1.12 of the JSE Listings Requirement. As a result, there will be no public market for the Company Common Shares. This will make certain provisions of the U.S. Exchange Act, such as the requirement of furnishing a proxy or information statement in connection with shareholders’ meetings, no longer applicable to Textainer. After the Effective Time, Textainer will also no longer be required to file periodic reports with the SEC on account of the Company Common Shares. However, Textainer will continue to make securities filings in connection with the Company Preference Shares to the extent such filings are required under SEC regulations or contractual obligations following the completion of the Merger. The Company Preference Shares issued and outstanding immediately prior to the Effective Time will convert into preference shares of the Surviving Company and remain outstanding as an obligation of the Surviving Company. Textainer expects that such preferred shares of the Surviving Company will continue to be listed on the NYSE for up to 120 days following the Closing until the redemption of such preferred shares of the Surviving Company.

The directors of Merger Sub immediately prior to the Effective Time will be the initial directors of the Surviving Company until their earlier death, resignation or removal or until their respective successors are duly elected or appointed. The officers of Textainer immediately prior to the Effective Time will be the initial officers of the Surviving Company until their earlier death, resignation or removal or until their respective successors are duly appointed.

At the Effective Time, the Memorandum of Association of the Surviving Company will be amended substantially in the form of the Textainer Memorandum of Association as in effect immediately prior to the Effective Time, until thereafter changed or amended as provided therein or pursuant to applicable Law (subject to the indemnification obligations provided in the Merger Agreement). At the Effective Time, the Bye-Laws of the Surviving Company will be the Textainer Bye-Laws as in effect immediately prior to the Effective Time, until thereafter changed or amended as provided therein or pursuant to applicable Law (subject to the indemnification obligations provided in the Merger Agreement).

Merger Consideration

At the Effective Time, Merger Sub will be merged with and into Textainer and each Company Common Share issued and outstanding immediately prior to the Effective Time (other than the Excluded Shares) will be cancelled and automatically converted into the right to receive an amount in cash equal to the Per Share Merger Consideration.

South African Shareholders whose shareholding is recorded in the South African Branch Register will, in respect of each Share, receive the Rand equivalent of the Per Share Merger Consideration at the USD/Rand

Exchange Rate, payable without interest and subject to any required tax withholding (including on account of securities transfer tax). The Rand equivalent of the Per Share Merger Consideration at the USD/Rand Exchange Rate will be communicated to Shareholders by an announcement on SENS prior to the Closing.

Additionally, each Company Preference Share will automatically convert into a preference share of the Surviving Company and will be entitled to the same dividend and all other preferences and privileges, voting rights, relative, participating, optional and other special rights as set forth in their respective certificate of designations in effect as of immediately prior to the Effective Time. Within 120 days following the Closing, each such outstanding preference share of the Surviving Company will be redeemed by the Surviving Company, and each holder thereof will receive an amount in cash equal to the amount which such holder is entitled pursuant to the applicable certificate of designations.

At the Effective Time, each outstanding award of Company RSUs will be converted into a contingent right to receive an amount in cash, without interest, equal to the product obtained by multiplying (x) the number of Company Common Shares subject to such award of Company RSUs (in each case, with respect to any performance-based vesting requirements, assuming attainment of the maximum level of performance under the terms of the applicable award agreement) immediately prior to the Effective Time, by (y) the Per Share Merger Consideration, plus any unpaid cash in respect of dividend equivalent rights accrued prior to the Effective Time with respect to such Company RSUs, as applicable (after giving effect to the maximum level of performance), less any required withholding taxes. Subject to the applicable holder’s continued service with Parent and its affiliates (including the Surviving Company and its subsidiaries), the Unvested Company RSU Consideration will vest and become payable on the earlier of (i) the satisfaction of the time-based vesting conditions (including any vesting acceleration provisions) that applied to the corresponding portion of the applicable unvested Company RSUs immediately prior to the Effective Time and (ii) the 12-month anniversary of the Effective Time (other than in respect of awards granted after the signing of the Merger Agreement, which would vest and become payable in accordance with the conditions of the applicable award agreement). The Unvested Company RSU Consideration will otherwise remain subject to the same terms and conditions that were applicable to the underlying Company RSUs immediately prior to the Effective Time.

At the Effective Time, each outstanding Company Option (whether or not vested) will automatically be cancelled and converted into the right to receive an amount in cash, without interest, equal to the product obtained by multiplying (x) the number of Company Common Shares subject to such Company Option that is outstanding immediately prior to the Effective Time, by (y) the amount by which the Per Share Merger Consideration exceeds the per-share exercise price of the Company Option, less applicable taxes required to be withheld with respect to such payment. Any Company Option that is outstanding immediately prior to the Effective Time with a per-share exercise price that is greater than or equal to the Per Share Merger Consideration will be cancelled at the Effective Time without payment or other consideration therefor.

See the section entitled “The Merger Agreement—Treatment of Textainer Equity Awards” beginning on page 77 of this proxy statement for information regarding the treatment of Company RSUs and Company Options.

Surrender of Shares

Holders of NYSE Eligible Shares

As promptly as practicable after the Closing Date (but in any event within three business days thereafter), Parent will cause the exchange agent to mail to each holder of record of an NYSE Eligible Share that is (A) represented by a Certificate or (B) a book-entry Company Common Share held, directly or indirectly (other than through DTC), notice advising such holders of the effectiveness of the Merger, including a letter of transmittal, and instructions for effecting the surrender of the Certificates, if applicable, in exchange for the NYSE Common Merger Consideration.

If NYSE Eligible Shares are held through DTC, Parent and Textainer shall cooperate to establish procedures with the exchange agent and DTC to ensure exchange agent will transmit to DTC as promptly as practicable after the Effective Time, upon surrender of NYSE Eligible Shares, the NYSE Common Merger Consideration.

Upon surrender to the exchange agent of an NYSE Eligible Share that (A) is represented by a Certificate (or an affidavit of loss in lieu thereof) or (B) is a book-entry Company Common Share for cancellation, in accordance with the terms of the transmittal materials and instructions, the holder of such Certificate or book-entry Share will be entitled to receive in exchange therefor, an amount in cash equal to the applicable Per Share Merger Consideration for each Company Common Share formerly represented by such Certificate or book-entry Company Common Share.

In the event of a transfer of ownership of any Certificate that is not registered in the share transfer books or ledger of Textainer or if the consideration payable is to be paid in a name other than that in which the Certificate or Certificates surrendered or transferred in exchange therefor are registered in the share transfer books or ledger of Textainer, a check or wire transfer for any cash to be exchanged upon due surrender of any such Certificate or Certificates may be issued by the exchange agent to such a transferee if the Certificate or Certificates is or are (as applicable) properly endorsed and otherwise in proper form for surrender and presented to the exchange agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable taxes have been paid or are not applicable, in each case, in form and substance, reasonably satisfactory to Parent and the exchange agent. Payment of the applicable Common Merger Consideration with respect to book-entry Company Common Shares will only be made to the Person in whose name such book-entry Company Common Shares are registered in the share transfer books or ledger of Textainer. No interest will be paid or accrued on any cash amount payable upon surrender of the Certificate or the Textainer book-entry share.

If any Certificates have been lost, stolen or destroyed, the exchange agent will issue in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof, the applicable NYSE Common Merger Consideration payable in respect thereof; provided that Parent or the exchange agent may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed Certificate to deliver a bond in customary amount as Parent or the exchange agent may direct as indemnity against any claim that may be made against Parent, the Surviving Company or the exchange agent with respect to the Certificate alleged to have been lost, stolen or destroyed.

South African Shareholders

If you are a South African Shareholder holding Dematerialised Shares, you will not be required to take any specific action to receive the Per Share Merger Consideration. After the Effective Time, the Per Share Merger Consideration will be settled through Strate through the creation of an assured payment obligation in accordance with the timeline for Company Common Shares traded on the JSE set out on page xii under the section entitled “Questions and Answers”.

A Certificated South African Shareholder should contact the South African Transfer Secretaries regarding the surrender of the certificate in respect of Company Common Shares owned by them.

Financing of the Merger

The consummation of the Merger is not subject to a financing condition. Parent anticipates using a combination of equity capital, availability under certain of Textainer’s existing debt facilities and existing cash on hand at Textainer to pay the Merger Consideration and all related fees and expenses. In order to utilize availability under certain of Textainer’s existing credit facilities and cause such facilities to remain obligations of the Surviving Company following the Closing, Textainer and Parent are seeking consents and specified amendments to certain change of control and other provisions thereunder. If the parties are unable to obtain such consents and specified amendments prior to Closing (or if an event of default or other specified default is then existing under such facilities), Parent will utilize a backstop debt facility to fund repayment of up to $2.265 billion of such existing Textainer debt facilities which would be required to be repaid in connection with Closing.

On October 22, 2023, Parent and Merger Sub delivered to Textainer (a) the Equity Commitment Letter, pursuant to which Stonepeak Infrastructure Fund IV Cayman (AIV II) LP and Stonepeak Asia Infrastructure Fund (AIV I) LP have severally committed to Parent and Merger Sub to fund, subject to the terms and conditions thereof, an aggregate amount up to $2.135 billion for purposes of paying the Merger Consideration and transaction fees and expenses at the Closing and (b) the Debt Commitment Letter from Deutsche Bank pursuant to which DBNY agreed, subject to the terms and conditions thereof, to fund a backstop credit facility of up to $2.265 billion, the proceeds of which would be used to repay specified existing Textainer debt facilities in the event the parties do not receive the requisite consents and specified amendments thereunder (or if an event of default or other specified default is then existing thereunder), to pay any related transaction costs, and for working capital and general corporate purposes. The Debt Commitment Letter was subsequently amended and restated on October 29, 2023 to add Wells Fargo as a party thereto and pursuant to which each of DBNY and Wells Fargo Bank committed to provide up to 50% of the $2.265 billion backstop facility, subject to the terms and conditions thereof.

On October 22, 2023, Parent has also delivered duly executed Limited Guarantees of the Guarantors, pursuant to which the Guarantors, subject to the terms and conditions thereof, have severally guaranteed the obligations of Parent to pay the Parent Termination Fee and any related fees in full.

We believe, but cannot assure you, that Parent will have sufficient cash on the Closing Date to complete the Merger.

Required Debt and Swap Consents and Actions; Required Commercial Consents

We have agreed to cooperate, with Parent, upon Parent’s reasonable request, in connection with obtaining (a) consent to the Transactions from (i) the lenders under specified existing Textainer debt facilities aggregating approximately $2.265 billion and (ii) to the extent applicable, the counterparties to related swap contracts and (b) any waivers or amendments (i) in respect of the applicable change of control provisions under any such existing debt facility or swap contract in connection with the Transactions or (ii) as otherwise contemplated by the Debt Commitment Letter. If reasonably requested by Parent we have agreed to take certain related actions including executing related documentation and facilitating repayment or repurchase of such existing debt facilities; provided that (x) we are not required to take any such actions unless the effectiveness thereof is contingent upon the occurrence of the Closing and (y) Parent is obligated, upon our request, to reimburse us for all reasonable and documented out-of-pocket costs and expenses (including reasonable attorneys’ and accountants’ fees) incurred in connection with such cooperation and to indemnify and hold harmless us and our representatives from and against certain losses, damages, claims, costs or expenses suffered or incurred by any of them in connection with any such repurchase or repayment. The receipt of any consent, approval, waiver or amendment or the execution of any documentation contemplated above is in no way a condition to any Merger Agreement party’s requirement to effect the Closing.

We have also agreed upon Parent’s reasonable request, to use commercially reasonable efforts to obtain or effect, as applicable, any necessary or reasonably desirable notices, acknowledgments, waivers or consents with respect to specified Textainer contracts identified by Parent. provided that subject to limited or specified exceptions Textainer is not required to make or agree to make any payments to any third party, concede or agree to concede anything of monetary or economic value, amend or otherwise modify any contract to which it is a party to or by which it is bound or commence, or defend or participate in any proceeding. The receipt of any consent, approval, waiver or amendment contemplated by this paragraph is in no way a condition to any party’s requirement to effect the Closing.

Withholding

Each of the exchange agent, the Surviving Company and Parent (and any of their respective affiliates) will be entitled to deduct and withhold from the consideration otherwise payable pursuant to the Merger Agreement such amounts as it is required to deduct and withhold with respect to the making of such payment under applicable law. If any such amounts are so deducted or withheld and remitted to the applicable taxing authority, such amounts will be treated for all purposes of the Merger Agreement as having been paid to Person in respect of whom the deduction or withholding was made.

Treatment of Textainer Equity Awards

Company RSUs. At the Effective Time, each outstanding award of Company RSUs will be converted into a contingent right to receive an amount in cash, without interest, equal to the product obtained by multiplying (x) the number of Company Common Shares subject to such award of Company RSUs (in each case, with respect to any performance-based vesting requirements, assuming attainment of the maximum level of performance under the terms of the applicable award agreement) immediately prior to the Effective Time, by (y) the Per Share Merger Consideration, plus any unpaid cash in respect of dividend equivalent rights accrued prior to the Effective Time with respect to such Company RSUs, as applicable (after giving effect to the maximum level of performance), less any required withholding taxes. Subject to the applicable holder’s continued service with Parent and its affiliates (including the Surviving Company and its subsidiaries), the Unvested Company RSU Consideration will vest and become payable on the earlier of (i) the satisfaction of the time-based vesting conditions (including any vesting acceleration provisions) that applied to the corresponding portion of the applicable unvested Company RSUs immediately prior to the Effective Time and (ii) the 12-month anniversary of the Effective Time (other than in respect of awards granted after the signing of the Merger Agreement, which would vest and become payable in accordance with the conditions of the applicable award agreement). The Unvested Company RSU Consideration will otherwise remain subject to the same terms and conditions that were applicable to the underlying Company RSUs immediately prior to the Effective Time.

Company Options. At the Effective Time, each outstanding Company Option (whether or not vested) will automatically be cancelled and converted into the right to receive an amount in cash, without interest, equal to the product obtained by multiplying (x) the number of Company Common Shares subject to such Company Option that is outstanding immediately prior to the Effective Time, by (y) the amount by which the Per Share Merger Consideration exceeds the per-share exercise price of the Company Option, less applicable taxes required to be withheld with respect to such payment. Any Company Option that is outstanding immediately prior to the Effective Time with a per-share exercise price that is greater than or equal to the Per Share Merger Consideration will be cancelled at the Effective Time without payment or other consideration therefor.

Representations and Warranties

The Merger Agreement contains a number of customary and, in certain cases, reciprocal, representations and warranties by Parent, Merger Sub and Textainer solely of the benefit of each other, and that are (i) subject, in respect of Textainer, in some cases, to specified exceptions and qualifications contained in a confidential disclosure letter which contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement, (ii) subject to qualifications, including, among other things, materiality and material adverse effect and (iii) in respect of Textainer, qualified by certain information filed by Textainer with the SEC, excluding any disclosures in any risk factor section and any disclosures that are cautionary, predictive or forward-looking in nature. See the section entitled “The Merger Agreement—Material Adverse Effect” below for a definition of material adverse effect applicable to each of Parent, Merger Sub and Textainer. The representations and warranties were used for the purpose of allocation of risk between the parties to the Merger Agreement rather than establishing matters of fact. For the foregoing reasons, these descriptions, representations and warranties should not be read alone.

The Merger Agreement contains representations and warranties by Textainer relating to, among other things, the following:

•	due organization, valid existence, good standing and qualification to do business, corporate power and authority;

•	capital structure, including in particular the number of shares of Company Common Shares, shares of Company Preference Shares and Textainer equity-based awards issued and outstanding;

•	equity awards;

•	subsidiaries;

•	corporate authorization of the transaction documents and the Transactions and the valid, binding and enforceable nature of the transaction documents;

•	the Textainer Board recommendation in favor of the Merger;

•	the fairness opinion of Textainer’s financial advisor;

•

absence of any need for notices, filings and approvals by governmental authorities in order to complete the Merger, other than actions in connection with the filing of the certificate of merger and compliance with US and foreign antitrust, requirements by the NYSE or the JSE, the Bermuda Monetary Authority or state securities laws;

•

absence of any conflict with or violation or breach of organizational documents, subject to consents that may be required under certain contracts, applicable laws, orders or licenses to which Textainer is subject as a result of the execution, delivery and performance of the transaction documents, including the Merger Agreement and completion of the Merger;

•

compliance with laws, including the FCPA and other anti-bribery laws, export and sanction regulations and the holding of necessary permits, licenses, certificates, approvals, registrations, consents, franchises, grants, accreditations, easements, exceptions, variances and exemptions granted by a Governmental Entity or other authorizations;

•

filing of SEC documents and financial statements, the absence of untrue statements of material facts or omissions in such filings and documents, and compliance of such filings with legal requirements and compliance with NYSE rules and regulations;

•	disclosure controls and procedures and internal controls over financial reporting;

•	absence of litigation and certain undisclosed liabilities;

•	absence of certain liabilities and conduct of Textainer’s business in the ordinary course and the absence of a Textainer material adverse effect as of the date of the Merger Agreement;

•	existence of and compliance with certain material contracts;

•	employee benefit plan and ERISA matters;

•	employment and labor matters;

•	environmental matters;

•	tax matters;

•	property matters;

•	intellectual property and data privacy and security matters;

•	insurance matters;

•	absence of brokers’ fees payable in connection with the Transactions;

•	inapplicability to the Transactions of antitakeover statutes or anti-takeover provisions in Textainer’s organizational documents;

•	absence of related party transactions; and

•	absence of untrue statements of material facts or omissions in the information supplied by Textainer for inclusion in the proxy statement.

The Merger Agreement includes a more limited set of representations by Parent and Merger Sub relating to, among other things, the following:

•	due organization, valid existence, good standing and qualification to do business, and corporate power and authority;

•	capital structure, including in particular the number of shares of Merger Sub;

•	corporate authorization of the transaction documents and the Transactions and the valid, binding and enforceable nature of the transaction documents;

•

absence of any need for notices, filings and approvals by governmental authorities in order to complete the Merger, other than actions in connection with filing the certificates of merger and compliance with US and foreign antitrust, requirements by the NYSE or the JSE, the Bermuda Monetary Authority or state securities laws;

•

absence of any conflict with or violation or breach of organizational documents, any conflict with or violation of certain contracts or applicable laws, orders or licenses to which Parent and Merger Sub are subject as a result of the execution, delivery and performance of the transaction documents, including the Merger Agreement and completion of the Merger;

•

compliance with the laws, including the FCPA and other anti-bribery laws, export and sanction regulations and the holding of necessary permits, licenses, certificates, approvals, registrations, consents, franchises, grants, accreditations, easements, exceptions, variances and exemptions granted by a Governmental Entity or other authorizations;

•	absence of litigation and certain undisclosed liabilities;

•	absence of agreements with Textainer shareholders;

•	absence of brokers’ fees payable in connection with the Transactions;

•

for Parent, solvency and the availability of cash and other sources of immediately available funds sufficient to pay the aggregate cash consideration and all other cash amounts payable pursuant to the Merger Agreement and absence of financing condition; and

•	the ownership and activity of Merger Sub.

Except for the express representations and warranties made by the parties in the Merger Agreement, no party made, and each party disclaimed, any other express or implied representation or warranty. Except for the foregoing, the representations and warranties contained in the Merger Agreement will not survive the Effective Time.

Material Adverse Effect

Certain of the representations and warranties in the Merger Agreement are subject to materiality or material adverse effect qualifications (that is, they will not be deemed to be untrue or incorrect unless their failure to be true or correct is material or would result in a material adverse effect).

Under the Merger Agreement, a “Company Material Adverse Effect” with respect to Textainer is defined as any event, change, occurrence, condition, development, circumstance, fact or effect that, individually or in the aggregate, is or would reasonably be expected to be materially adverse to the condition (financial or otherwise), properties, assets, liabilities (contingent or otherwise), business operations or results of operations of Textainer and its subsidiaries (taken as a whole); but none of the following will be taken into account when determining whether a material adverse effect has occurred or would reasonably be expected to occur:

•	changes in general economic, regulatory or business conditions;

•	changes in the financial, credit, banking or securities markets, including changes or developments in or relating to currency exchanges or interest rates;

•	changes generally affecting the industries or markets in which Textainer or any of its subsidiaries operate;

•

the announcement or pendency of or the performance of the Transactions, including the impact thereof on relationships with customers, suppliers, distributors, financing sources, business partners or employees of Textainer, Parent and any of their subsidiaries, as applicable, or any Transaction litigation;

•	changes in GAAP or IFRS (or interpretations thereof), as applicable;

•	changes in any applicable laws (or interpretations thereof);

•	any failure to meet any financial projections, whether internal or published;

•

changes resulting from political conditions, acts of war (whether or not declared), civil disobedience, sabotage, terrorism, military or para-military actions or the escalation (including cyberattacks), any weather event or natural disaster, or any outbreak of illness or other public health event or any other force majeure event;

•	any action required by the Merger Agreement or any action taken with the express consent of, or at the written request of, the other party to the Merger Agreement;

•	a decline in the market price or trading volume of the Company Common Shares on the NYSE and JSE, as applicable;

•	changes or potential changes in Textainer’s credit rating or other rating of financial strength; or

•	certain matters identified in the confidential disclosure letter.

However, in the case of the first, second, third, fifth, sixth and eighth bullets above, such matters will be taken into account to the extent that any such matters disproportionately impact Textainer, Parent, or Merger Sub and their respective subsidiaries, as applicable, relative to other businesses in the industries in which Textainer, Parent or Merger Sub and their respective subsidiaries operate or participate, to the extent of such disproportionate impact.

Under the Merger Agreement, a “Parent Material Adverse Effect” with respect to Parent or Merger Sub is defined as any event, change, occurrence, condition, development, circumstance, fact or effect that, individually or in the aggregate, prevents, materially delays or materially impairs, or would reasonably be expected to prevent, materially delay or materially impair the ability of Parent or Merger Sub to consummate the Transactions.

Conduct of Business Prior to the Merger

Textainer has agreed to certain covenants in the Merger Agreement restricting the conduct of its business between the date of the Merger Agreement and the earlier of the Effective Time and the termination of the Merger Agreement.

Conduct of Business by Textainer Prior to the Merger

Textainer has agreed to certain covenants in the Merger Agreement restricting the conduct of its business between the date of the Merger Agreement and the earlier of the Effective Time and the termination of the Merger Agreement. In general, except as expressly contemplated by the Merger Agreement, as required by a Governmental Entity or applicable law, or approved in writing by Parent, or otherwise set forth in the confidential disclosure letter that Textainer delivered in connection with the Merger Agreement, from the date of the Merger Agreement until the earlier of the Effective Time or the termination of the Merger Agreement, with certain exceptions, Textainer has agreed to, and to cause each of its subsidiaries to:

•	conduct its and their business in all material respects in the ordinary course of business;

•

use commercially reasonable efforts to maintain satisfactory relationships with employees and goodwill with key customers, suppliers, vendors, key employees, landlords, government entities that have jurisdictional authority over Textainer and its subsidiaries, and others having material business relationships with Textainer;

•	use commercially reasonable efforts to maintain material compliance with the covenants and other terms of Textainer’s existing debt facilities; and

•	preserve intact its business organization.

In addition, except as expressly contemplated by the Merger Agreement, as required by a Governmental Entity or applicable law, or approved in writing by Parent, or otherwise set forth in the confidential disclosure letter that Textainer delivered in connection with the Merger Agreement, from the date of the Merger Agreement until the earlier of the Effective Time or the termination of the Merger Agreement, with certain exceptions, Textainer has agreed to, and to cause each of its subsidiaries to, not to do any of the following:

•	adopt or propose changes to its organizational documents;

•	dispose of, sell, abandon or assign any equity interest in, or any business or assets of, any Person or entity or division thereof, subject to certain exceptions;

•

issue, sell, pledge, dispose of, grant, transfer, lease, license, guarantee, encumber or otherwise enter into any agreement, understanding or arrangement with respect to the voting of any shares of capital stock of Textainer or equity interests of any of its subsidiaries or any instruments convertible or exchangeable into such securities;

•

make any loans, advances, guarantees (not including finance leases of inventory or any other lease of inventory that include a purchase option) or capital contributions to or investments other than to or from Textainer and any of its wholly-owned subsidiaries;

•

establish a record date for, declare, set aside, make or pay any dividend or other distribution (whether in cash, stock, property or otherwise) with respect to any of its capital stock or other equity interests, except for regular quarterly dividends on the Company Common Shares (not to exceed $0.30 per Company Common Share) and the Company Preference Shares (not to exceed the equivalent of $0.4375 per Series A Depositary Share per quarter and $0.390625 per Series B Depositary Share per quarter), declared and paid in specified amounts along with other customary exceptions for dividends among Textainer and its subsidiaries;

•

reclassify, split, combine, subdivide or redeem, purchase, repurchase or otherwise acquire, or offer to redeem, purchase, repurchase or otherwise acquire, directly or indirectly, any of its equity interests or securities that are convertible or exchangeable for any shares of its equity interests, other than in connection with (i) the net settlement of Company RSUs to satisfy tax withholding obligations or (ii) the repurchase of Company RSUs in connection with the termination of a holder’s employment, in each case, in accordance with the terms of the Company RSUs and the applicable Textainer equity plan;

•

(A) incur, assume or guarantee any indebtedness, subject to certain exceptions and which will not prohibit Textainer from granting customers customary trade credit in the ordinary course of business, (B) forgive or cancel any indebtedness (other than writeoffs of finance leases in accordance with existing credit and collections policies) or (C) voluntarily prepay any principal amounts outstanding under the certain of Textainer’s financing arrangements;

•	acquire any Person or entity or business division thereof, other than acquisitions or purchases of containers and other inventory operated by Textainer;

•

incur or commit to any capital expenditures or any obligations or liabilities in respect thereof in any period, including the acquisition or purchase of containers and other inventory of the fleet (but excluding the acquisition or purchase of any containers or other goods purchased or acquired for resale in the fleet’s trading segment), subject to a basket;

•

amend, modify, terminate or otherwise change certain material contracts (as defined in the Merger Agreement) and lease agreements or enter into arrangements that would have been a material contract (as defined in the Merger Agreement) as of the date of the Merger Agreement;

•	make any changes with respect to accounting policies or procedures, except as required by changes in GAAP;

•	make certain changes regarding taxes and tax returns;

•	except as required by a Textainer benefit plan or as otherwise required by applicable Law:

•

increase the compensation, severance or other benefits to current or former employees, officers, directors or independent contractors of Textainer or any of its subsidiaries, subject to certain exceptions;

•

amend, modify, terminate or otherwise change certain Company Benefit Plans (as defined in the Merger Agreement) or enter into arrangements that would have been a Company Benefit Plan (as defined in the Merger Agreement) as of the date of the Merger Agreement;

•	grant any new equity awards, except as expressly permitted by the Merger Agreement; or

•	take any action to accelerate the vesting or lapsing of restrictions or payment of compensation or benefits under any Textainer benefit plan;

•	enter into any collective bargaining agreement, labor union or similar arrangement;

•	waive the restrictive covenant obligations of any current or former director, officer, employee at the level of Senior Vice President or above, in each case, of Textainer or any of its subsidiaries;

•

hire any person at or above the level of Senior Vice President (other than replacements at the Senior Vice President level) or terminate any employee at or above the level of Senior Vice President, other than for cause;

•	abandon, sell, assign, transfer or exclusively license any material intellectual property, subject to certain exceptions;

•	enter into, modify or terminate any material lease or acquire or enter into any agreement to acquire any owned real property, subject to certain exceptions;

•	adopt, enter into or effect any plan of complete or partial liquidation, dissolution, restructuring, recapitalization or reorganization;

•	enter into any new material line of business;

•	settle or compromise any litigation, or release, dismiss or otherwise dispose of any claim, liability, obligation or arbitration, subject to certain exceptions;

•	enter into derivative transactions other than on customary commercial terms consistent with past practice and in compliance with Textainer’s risk management policies;

•	substantially increase Textainer’s trading segment volumes compared to the past three years; or

•	agree, authorize or commit to do any of the foregoing.

Textainer has further agreed that it will use commercially reasonable efforts to maximize the amount of cash reasonably available for distribution to Textainer, and actually distribute such amount to Textainer prior to the Closing, pursuant to the restricted payment provisions set forth in Textainer’s existing credit facilities, with such amounts to be available for use as payment of transaction expenses and Merger Consideration as well as for other purposes, including reserving such cash to be available to fund the Aggregate Redemption Amount (as defined in the Merger Agreement).

Go-Shop Period; No Solicitation

During the Go-Shop Period (which expired at 12:01 a.m. Eastern Time on November 22, 2023), Textainer and its subsidiaries and its and their respective Representatives had the right to directly or indirectly:

•

initiate, solicit, propose, cause or induce the making, submission or announcement of, or encourage, facilitate or assist, whether publicly or otherwise, any acquisition proposal (or any inquiry, proposal or offer that could lead to, an acquisition proposal);

•

pursuant to a permitted confidentiality agreement, furnish to any Person and its representatives any information (including non-public information) relating to Textainer or any of its subsidiaries and afford access to the business, properties, assets, books, records or other non-public information, or to any personnel, of Textainer or any of its subsidiaries to any Person (and its representatives); and

•

engage in, enter into, continue, maintain, or otherwise participate in, any discussions or negotiations with any Persons (and their respective representatives) with respect to any acquisition proposal (or inquiries, proposals or offers or other efforts that could lead to an acquisition proposal) and cooperate with or assist or participate in or facilitate any such inquiries, proposals, offers, discussions or negotiations or any effort or attempt to make any acquisition proposals.

After the Go-Shop Period and until the earlier to occur of the valid termination of the Merger Agreement and the Effective Time, Textainer has agreed that it will, and will cause its subsidiaries and its and their respective directors and officers to, and will instruct and use its reasonable best efforts to cause its and its subsidiaries’ other representatives to, not:

•

initiate, solicit, propose, knowingly encourage or knowingly facilitate, whether publicly or otherwise, any inquiry, proposal, offer or request that constitutes, or could reasonably be expected to lead to, an acquisition proposal or purposefully encourage any action with respect to any acquisition proposal;

•

engage in, continue or otherwise participate in any discussions (in each case, other than as reasonably necessary to clarify the terms and conditions of any proposal or offer or notify the applicable Person or group of the existence of Textainer’s no solicitation provisions in the Merger Agreement) or negotiations with respect to any acquisition proposal or any inquiry, proposal, offer or request that could reasonably be expected to lead to an acquisition proposal;

•

provide any non-public information or data concerning Textainer or its subsidiaries to any Person (other than Parent or its representatives) or group in connection with any acquisition proposal or any inquiry, proposal, offer or request that could reasonably be expected to lead to an acquisition proposal; or

•	otherwise purposefully facilitate any effort or attempt to make or effect an acquisition proposal.

However, from the end of the Go-Shop Period until the earlier to occur of the valid termination of the Merger Agreement and the time the Requisite Merger Proposal Vote is obtained, if the Textainer Board determines in good faith, after consultation with its financial advisor and outside legal counsel, that an unsolicited, bona fide written acquisition proposal constitutes or is reasonably likely to lead to a superior proposal, then Textainer is permitted to:

•

provide access to non-public information concerning Textainer and its subsidiaries in response to a request to the Person or group who made such an acquisition proposal; provided that (A) Textainer will implement reasonable protections for any competitively sensitive information or data provided to any such Person who is, or whose affiliates include, a competitor of Textainer or any of its subsidiaries (as determined by the Textainer Board in its judgment); (B) the Person or group receiving such information has entered into a confidentiality agreement with terms that, if taken as a whole, are not less restrictive in any material respect to such person or group than the terms in the confidentiality agreement between Textainer and Stonepeak are on Parent (except that such confidentiality agreement need not contain a standstill provision or otherwise prohibit the making or amending of an acquisition proposal if such acquisition proposal is made directly to Textainer and not publicly disclosed, and not include any restrictions that would reasonably be expected to restrain Textainer from satisfying its no shop obligations in the Merger Agreement) (any confidentiality agreement satisfying such criteria, a “permitted confidentiality agreement”); and (C) Textainer will promptly (and in any event within 48 hours) make available to Parent any material non-public information concerning Textainer or its subsidiaries that Textainer provides to any Person given such access that was not previously made available to Parent or its representatives; and

•	engage or otherwise participate in any discussions or negotiations with any such Person or group regarding such acquisition proposal.

Textainer has agreed to notify Parent promptly (and in any event within 24 hours) if it proposes to furnish or make available Textainer’s non-public information or data or if it has entered into or intends to enter into discussions or negotiations in respect of an acquisition proposal.

Textainer agreed to notify Parent in writing, no later than 24 hours after the expiration of the Go-Shop Period, of the identity of each Person from whom Textainer or its representatives received an acquisition proposal during the Go-Shop Period, which notice must include a written summary of any material terms and conditions of any acquisition proposal not made in writing, a copy of any written acquisition proposal and copies of all relevant documents relating to such acquisition proposal received by Textainer from each such Person. The Go-Shop Period expired at 12:01 a.m. Eastern Time on November 22, 2023. During the Go-Shop Period, neither Textainer nor its representative received an acquisition proposal. See the section entitled “The Merger Proposal—Background of the Merger” beginning on page 29 of this proxy statement.

From and after the Go-Shop Period until the earlier to occur of the valid termination of the Merger Agreement and the Effective Time, Textainer has agreed to keep Parent reasonably informed, on a current basis (and, in any event, within 24 hours), of the status and material terms of any such acquisition proposals (including any material amendments thereto) and any material changes to the status of any such discussions or negotiations, including any change in Textainer’s intentions as previously notified.

Changes in the Textainer Board of Directors Recommendation

Textainer has agreed that the Textainer Board will not:

•

(A) withhold, withdraw, qualify or modify (or publicly propose or resolve to withhold, withdraw, qualify or modify) the Textainer Board’s recommendation with respect to the Merger in a manner adverse to Parent, (B) fail to include its recommendation in this proxy statement or (C) in the event any tender offer or exchange offer related to an acquisition proposal is commenced, fail to recommend against such tender offer or exchange offer in any position taken in accordance with Rules 14d-9 and 14e-3 under the U.S. Exchange Act within 10 business days after such tender offer or exchange offer is first commenced, or subsequently amended in any material respect; or

•

approve or recommend, or publicly declare advisable or publicly propose to enter into, any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, share purchase agreement, asset purchase agreement, share exchange agreement, option agreement, joint venture agreement, partnership agreement or other agreement (other than a permitted confidentiality agreement) providing for any acquisition proposal (an “alternative acquisition agreement”).

Any of the actions set forth in the foregoing two bullets is referred to as a “change of recommendation.”

However, before receiving the Requisite Merger Proposal Vote, if there has been no breach (other than an immaterial breach) of Textainer’s obligations under the go-shop provisions or the no-shop provisions in the Merger Agreement, the Textainer Board may:

•

(A) effect a change of recommendation (1) if an (x) unsolicited, bona fide written acquisition proposal is received by Textainer and has not been withdrawn or (y) intervening event has occurred and (2) the Textainer Board determines in good faith, after consultation with its financial advisor(s) and outside legal counsel, that based on the information then available, a failure to effect a change of recommendation would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Law and, in the case of an acquisition proposal, that such acquisition proposal constitutes a superior proposal; or

•	(B) cause or permit Textainer or any of its subsidiaries to enter into an alternative acquisition agreement with respect to a superior proposal.

However, no such actions may be taken unless and until: (I) Textainer has given Parent written notice at least three business days in advance (the “notice period”), which notice sets forth in writing that the Textainer Board intends to take such action and the basis therefor, and also includes, (y) in the case of such an acquisition proposal, all information required by the Merger Agreement, and (z) in the case of an intervening event, a reasonable description of such intervening event; (II) during the notice period, to the extent requested by Parent, Textainer will, and will cause its representatives to, negotiate in good faith with Parent to revise the Merger Agreement so that conditions set forth in clause (A)(2) above would not be satisfied or such alternative acquisition agreement would no longer be with respect to a superior proposal, as applicable; and (III) at the end of the notice period, the Textainer Board has taken into account any revisions to the Merger Agreement committed to by Parent in writing and any other information offered by Parent and in response to the notice, and has thereafter determined in good faith, after consultation with outside legal counsel, that based on the information then available and after consultation with its financial advisor, a failure to effect a change of recommendation would continue to be inconsistent with the directors’ fiduciary duties, or that such alternative acquisition agreement continues to be an alternative acquisition agreement with respect to a superior proposal, as the case may be (it being understood that (y) any material revisions to any acquisition proposal will be deemed to be a new acquisition proposal for purposes of the Merger Agreement, including for purposes of the notice period, except that subsequent to the initial notice period, the notice period will be reduced to two business days and (z) prior to or concurrently with Textainer or any subsidiary thereof entering into an alternative acquisition agreement, Textainer has terminated the Merger Agreement and abandoned the Transactions in accordance with the Merger Agreement and paid to Parent the Textainer termination fee required to be paid pursuant to the Merger Agreement).

Efforts to Obtain Required Shareholder Votes

Each of Parent and Textainer has agreed to prepare and submit to SARB and the JSE for approval the relevant transactions contemplated by the Merger Agreement, as promptly as practicable after the date of the

Merger Agreement (and (x) use commercially reasonable efforts to make such submission no later than 20 business days thereafter, and (y) in any event no later than 30 business days thereafter) this proxy statement relating to the Special Meeting to be held in connection with the Merger Agreement; provided that, to the extent permitted by applicable law, Textainer will use commercially reasonable efforts to make such submissions to SARB and the JSE substantially concurrently (and in any event within two business days of one another).

Textainer has agreed to promptly notify Parent of the receipt of any comments from the SARB or the JSE (including with respect to the proxy statement) and of any request by the SARB or the JSE for additional information (including, with respect to the JSE, any amendment or supplement to this proxy statement) and will, as promptly as practicable following receipt thereof provide Parent copies of all substantive correspondence between Textainer or any of its Representatives and the JSE or SARB, as the case may be (or where no such copies are available, a reasonable description thereof), and consider in good faith all comments reasonably proposed by Parent in response to such comments or requests; provided that Textainer will not have such obligations with respect to any proxy statement and other documents and communications relating to a change of recommendation (but only solely to the extent such documents or communications relate to a change of recommendation). Textainer will (A) use its commercially reasonable efforts to provide responses as promptly as reasonable practicable to the SARB or the JSE (including with respect to any comments on the proxy statement proposed by the JSE), as applicable, and any requests by the SARB or the JSE (including, with respect to the JSE, for amendment or supplement to this proxy statement) or for additional information, (B) file with the SEC, as promptly as practicable after receipt of the requisite SARB approvals (and in any event no later than 2 business days thereafter) and (C) concurrently with such filing with the SEC, or as promptly as reasonably practicable (and in any event within five business days) thereafter, cause the definitive proxy statement to be mailed. Textainer has agreed to hold the Special Meeting as promptly as practicable after this proxy statement is filed for the purpose of seeking Shareholder approval of the Merger Proposal, and, except if the Textainer Board has made an adverse recommendation change, to use its reasonable best efforts to solicit the Requisite Merger Proposal Vote.

Regulatory Approvals

Each of Parent and Textainer, as applicable, has generally agreed to use their respective reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary or advisable under applicable Law to complete and make effective, as promptly as practicable, the Transactions, including using reasonable best efforts to:

•

prepare and file, with respect to the Transactions, (i) an appropriate filing of a Notification and Report Form pursuant to the HSR Act within ten business days after the date of the Merger Agreement and (ii) appropriate filings or notifications under the German Federal Cartel Office and TFTC within 20 business days after the date of the Merger Agreement;

•

at the direction of Parent, consent to any voluntary extension of any statutory waiting period applicable to the consummation of the Transactions or withdraw its initial filing and refile pursuant to the HSR Act or any other applicable antitrust laws;

•	provide or cause to be provided any non-privileged or protected information and documents requested by any Governmental Entity or that are necessary or advisable to consummate the transaction;

•

take all actions to the extent necessary to cause the expiration of the notice periods under applicable antitrust laws with respect to the Transactions and to obtain the approval of any Governmental Entity with jurisdiction over the enforcement of any applicable Law regarding the Transactions;

•

obtain and maintain all approvals, consents, registrations, permits, authorizations and other confirmations required to be obtained from any Governmental Entity or other third party that are necessary, proper or advisable to consummate the Transactions;

•	execute and deliver such other documents, certificates, notices and other writings as may be necessary or advisable in order to consummate or implement expeditiously the Transactions; and

•

obtain the approval of the JSE to consummate the Closing prior to the first business day following the first Friday that occurs on or following the end of the 14-business day period related to Closing as described in the Merger Agreement.

Additionally, Parent has agreed that it and its subsidiaries may not purchase assets or equity in any business or business organization that would materially delay or materially increase the risk of preventing the consummation the Transactions.

Further, Parent and Textainer (and any of their subsidiaries) will use reasonable best efforts to (1) avoid entry of, and (2) resist vacate, limit, reverse, suspend or prevent an order, in each case, that would reasonably be expected to prevent, delay or impair the consummation of the Transactions, including through litigation and the proffering or agreement by Parent to (A) sell, lease, license, transfer, dispose of, divest or otherwise encumber, or hold separate pending such disposition of assets, operations, rights, product lines, businesses or interests or (B) limit or restrict the activities of Textainer or Parent or any of their respective subsidiaries. However, no party is required to take any actions unless the effectiveness of such action is contingent on the Closing or to take such actions that would reasonably be expected to (i) materially adversely impact the existing business of Parent or its affiliates or (ii) have a material adverse effect on (A) Textainer and its subsidiaries, taken as a whole or (B) the economic benefits contemplated to be received by Parent, or the governance or information rights necessary for Parent to operate Textainer.

Employee Benefits

Until the one-year anniversary of the Effective Time, Parent will or will cause the Surviving Company (or other affiliate) to provide employees who are actively employed by Textainer and its subsidiaries on the Closing Date (which we refer to as “Textainer Employees”) with (i) a base salary or base wage that is no less favorable than the base salary or base wage in effect immediately prior to the Effective Time, (ii) short- and long-term incentive compensation opportunities that are substantially comparable in the aggregate to those provided to such Textainer Employee immediately prior to the Effective Time (provided that Parent will not be obligated to provide such incentives in the form of equity or equity-based compensation), (iii) severance benefits that are no less favorable than those applicable to such Textainer Employee immediately prior to the Effective Time and (iv) retirement and health and welfare benefits to each Textainer Employee that are substantially comparable in the aggregate to those provided to such Textainer Employee immediately prior to the Effective Time.

Parent has agreed to waive pre-existing conditions and waiting periods with respect to participation and coverage requirements applicable to the Textainer Employees under any group health plan of Parent or its affiliates in which such Textainer Employees are eligible to participate as of or after the Effective Time, and to provide credit for any deductibles and annual out-of-pocket limits for medical expenses paid prior to the Closing Date.

Parent has agreed to give Textainer Employees credit for their service with Textainer prior to the Closing Date in connection with any Company Benefit Plan maintained by Parent or any of its affiliates for purposes of vesting, benefit accrual and eligibility to participate, to the extent that such recognition of service would not result in the duplication of any benefits.

Parent has agreed that if the Effective Time occurs on or prior to the payment of annual bonuses for 2023, it will, or will cause the Surviving Company to, pay Textainer Employees who remain employed by Parent, the Surviving Company or its affiliates through the end of the 2023 performance period an amount equal to the greater of (i) 100% of such Textainer Employee’s target annual bonus and (ii) the bonus that such Textainer Employee would have earned based on actual performance.

Parent has acknowledged that the consummation of the Merger is a “change in control” for purposes of Textainer’s Benefit Plans and agreed to cause the Surviving Company to honor all employee benefit obligations to current and former Textainer employees under Textainer’s Company Benefit Plans.

Director & Officer Indemnification and Insurance

Parent has agreed to cause the Surviving Company, from and after the Effective Time, to indemnify and hold harmless each present and former, as of the Effective Time, director or officer of Textainer or any of its subsidiaries, or any Person serving as director, officer, member, trustee or fiduciary of another entity at the request or benefit of Textainer or any of its subsidiaries (collectively and together with any such individual’s respective heirs, executors, trustees, fiduciaries or administrators, which we refer to as the “indemnified parties”) against any costs or expenses (including reasonable and documented attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any proceeding arising out of or otherwise related to matters existing or occurring at or prior to the Effective Time, whether asserted prior to, at or after the Effective Time (including any proceeding related to the Transactions and actions to enforce indemnification or advancement right of any indemnified party). Parent has further agreed to cause the Surviving Company, from and after the Effective Time, to advance reasonable and documented expenses as incurred, so long as the Person to whom expenses are so advanced provides an undertaking to repay such advances if it is determined that such Person is not entitled to such advanced expenses.

Textainer has agreed to obtain, prior to the Effective Time, directors’ and officers’ liability and fiduciary liability “tail” insurance with terms, conditions, retentions and limits of liability that are at least as favorable to the insureds as Textainer’s directors’ and officers’ liability and fiduciary liability insurance in effect as of the date of the Merger Agreement (which we refer to as the “current insurance”). In each case, the insurance will have an effective term of six years from the Effective Time (which we refer to as the “tail period”) and will cover claims related to matters existing or occurring prior to the Effective Time. However, the “tail” insurance shall not exceed 300% of the annual premium paid for the current insurance as of the date of the Merger Agreement (which we refer to as the “maximum amount”), and if Textainer is unable to obtain such insurance, it will and, if it is unable to, Parent will cause the Surviving Company to, obtain insurance with the greatest coverage available for a cost not exceeding the maximum amount.

If Textainer fails to obtain, or Parent fails to cause to be obtained, such “tail” insurance, the Surviving Company will continue to maintain the current insurance or substitute insurance with terms, conditions, retentions and limits of liability that are at least as favorable to the insureds as provided in the current insurance. In each case, the insurance will have an effective term of six years from the Effective Time and will provide coverage related to matters existing or occurring prior to the Effective Time. If the cost of such insurance exceeds the maximum amount, the Surviving Company will obtain insurance with the greatest coverage available or a cost not exceeding the maximum amount.

Any indemnified party wishing to claim indemnification under the Merger Agreement will notify Parent and the Surviving Company in writing upon learning of the proceeding for which indemnification under the Merger Agreement may be available. Failure to so notify, however, will only relieve Parent and the Surviving Company of its obligations or liabilities to such indemnified party if such failure actually and materially prejudices their ability to defend a proceeding.

In the event of any proceeding for which an indemnified party is entitled to indemnification pursuant to the Merger Agreement:

•

the Surviving Company will have the right to assume the defense thereof, including the selection of counsel. However, if Parent or the Surviving Company elects not to assume such defense or there is a conflict of interest between Parent or the Surviving Company and the indemnified party, then the indemnified party may retain legal counsel that is approved by the Surviving Company and the indemnified party. In such instance, the Surviving Company will pay all reasonable and documented fees and expenses of such legal counsel for the indemnified party, provided that the Surviving Company is only obligated to pay for the fewest number of law firms necessary to avoid a conflict of interest between any two or more indemnified parties;

•	the indemnified party and the Surviving Company will reasonably cooperate with one another in the defense;

•

if the Surviving Company elects to assume such defense, the indemnified party will not have any obligation for any settlement effected without his/her prior written consent. If the surviving elects not to assume such defense, the Surviving Company will not have any obligation for any settlement effected without its prior written consent. Such written consent by the indemnified party or Surviving Company, as applicable, is not to be unreasonably conditioned, withheld or delayed; and

•	all rights to indemnification continue until final disposition of all such proceedings.

During the tail period, certain rights to indemnification, exculpation from liabilities and advancement of expenses relating thereto in favor of any indemnified party may not be modified in any manner that would adversely affect any right thereunder of any such indemnified party without his/her prior written consent, unless such modification is required by law.

Any legal successor and permitted assign of Parent or the Surviving Company will assume all the obligations set forth in the Merger Agreement related to indemnification and directors’ and officers’ insurance, as described in this section, “The Merger Agreement—Directors & Officer Indemnification and Insurance.”

Other Covenants and Agreements

The Merger Agreement contains certain other covenants and agreements, including covenants relating to:

•

using commercially reasonable efforts to obtain all third-party consents reasonably requested by Parent; provided that in connection with such actions, Parent and Textainer will not be required to compensate any third party, concede or agree to concede anything of monetary value, amend or modify any contract, or defend or participate in any legal proceeding;

•	confidentiality and access by Parent to certain information about Textainer;

•	consultation between Parent and Textainer in connection with public statements with respect to the Transactions;

•	Textainer cooperating, upon the reasonable request of Parent, to obtain consents or waivers relating to certain of Textainer’s debt and related swap contracts;

•	taking all action necessary so that no takeover statute is or becomes applicable to the Merger Agreement and the Transactions and that effects of any such takeover statute is minimized;

•

Textainer notifying Parent of any shareholder litigation relating to the Transactions, and Textainer giving Parent the opportunity to participate in the defense and settlement of any shareholder litigation against Textainer or its directors relating to the Merger Agreement and the Statutory Merger Agreement and the Transactions;

•	the de-listing of the Company Common Shares from the NYSE and the JSE and the de-registration under the U.S. Exchange Act and the U.S. Securities Act;

•

using commercially reasonable efforts to cooperate with Parent, at the sole cost and expense of Parent (but solely to the extent such costs are reasonable and documented out-of-pocket costs and expenses), to the extent reasonably necessary in connection with the arrangement of the debt financing, in each case as may be customary and reasonably requested by Parent and subject to the limitations set forth in the Merger Agreement;

•	using commercially reasonable efforts to secure financing for the transaction;

•	notifying the other parties of certain matters; and

•	taking any actions required by Bermuda law to consummate the transaction.

Conditions that Must Be Satisfied or Waived for the Merger to Occur

The respective obligations of each of Textainer, Parent and Merger Sub to effect the Merger are subject to the fulfillment or waiver (to the extent permitted under applicable law), at or prior to the Closing, of the following conditions:

•	approval of the Merger Agreement, the Statutory Merger Agreement and the Merger by the Requisite Merger Proposal Vote;

•

the waiting period (or extensions thereof) applicable to the Merger under the HSR Act must have expired or been terminated and certain other required regulatory filings, clearances or approvals must have been filed, occurred or been obtained;

•

there shall not be in force an injunction or order of any Governmental Entity of competent jurisdiction enjoining, prohibiting or rendering illegal the Transactions, in each case whether temporary, preliminary or permanent; and

The obligations of Parent and Merger Sub to effect the Merger are subject to the fulfillment or waiver (to the extent permitted under applicable law), at or prior to the Closing, of the following conditions:

•

subject to certain exceptions and materiality standards provided in the Merger Agreement, the representations and warranties of Textainer must be true and correct as of the date of the Merger Agreement through the Closing Date (except to the extent a representation or warranty speaks as of an earlier date, in which case, as of such date);

•	Textainer must have complied with or performed in all material respects all obligations required to be complied with or performed by it under the Merger Agreement at or prior to the Closing;

•	since the Merger Agreement and through the Closing Date, no material adverse effect on Textainer having occurred;

•	Parent must have received a certificate from Textainer verifying the foregoing conditions have been fulfilled; and

•	there is no term, condition or restriction being imposed by a regulatory approval that constitutes a Parent Burdensome Condition (as defined in the Merger Agreement).

The obligations of Textainer to effect the Merger is subject to the fulfillment or waiver (to the extent permitted under applicable law), at or prior to the Closing, of the following conditions:

•

subject to certain exceptions and materiality standards provided in the Merger Agreement, the representations and warranties of Parent and Merger Sub must be true and correct as of the date of the Merger Agreement through the Closing Date (except to the extent a representation or warranty speaks as of an earlier date, in which case, as of such date);

•

Parent and Merger Sub must have complied with or performed in all material respects all obligations required to be complied with or performed by it under the Merger Agreement at or prior to the Closing; and

•	Textainer must have received a certificate from Parent and Merger Sub verifying the foregoing conditions have been fulfilled.

Termination of the Merger Agreement

The Merger Agreement may be terminated at any time prior to the Effective Time, notwithstanding the receipt of the Shareholder approval (except with respect to Textainer’s right to a Superior Proposal Termination and Parent’s rights to a Change in Recommendation Termination, such rights which may only be invoked prior to the receipt of the Requisite Merger Proposal Vote), under the following circumstances:

Termination by Mutual Consent

The Merger Agreement may be terminated at any time prior to the Effective Time by mutual written agreement of Parent and Textainer.

Termination by Parent or Textainer

Either Parent or Textainer may terminate the Merger Agreement at any time prior to the Effective Time under the following circumstances:

•	an Outside Date Termination;

•	a Special Meeting Termination; or

•

if any Governmental Entity shall have enacted, issued, promulgated, enforced or entered any Law that is in effect and prevents the consummation of the Transactions, and such Law shall have become final and non-appealable.

Termination by Parent

Parent may also terminate the Merger Agreement at any time prior to the Effective Time under the following circumstances:

•	a Textainer Breach Termination; or

•	a Change in Recommendation Termination.

Termination by Textainer

Textainer may also terminate the Merger Agreement at any time prior to the Effective Time under the following circumstances:

•	a Parent Breach Termination;

•	a Superior Proposal Termination; or

•	a Failure to Close Termination.

Effect of Termination of the Merger Agreement

If the Merger Agreement is terminated as described above under “The Merger Agreement—Termination of the Merger Agreement”, the Merger Agreement will become void and of no effect with no liability to any person on the party of any party. However, termination of the Merger Agreement will not relieve any party from any liabilities or damages (i) resulting from fraud or any willful and material breach of the agreement or (ii) payable as described below under “The Merger Agreement—Termination Fees Relating to the Termination of the Merger Agreement.” Additionally, the provisions of the Merger Agreement relating to certain confidentiality obligations, the disclaimer of representations and warranties, the effect of the termination of the Merger Agreement, termination fees and certain general matters will survive any termination of the Merger Agreement.

Termination Fees Relating to the Termination of the Merger Agreement

Textainer Termination Fees

Textainer will be required to pay to Parent a termination fee of $63,333,029.60 in the following circumstances:

•	a Superior Proposal Termination occurs;

•	a Change in Recommendation Termination occurs;

•

(i) an Outside Date Termination occurs, (ii) an acquisition proposal for Textainer has been publicly announced or otherwise communicated to the Textainer Board prior to the date of such termination and (iii) within 12 months after such termination, either (A) Textainer consummates a competing proposal or (B) Textainer has entered into a definitive agreement for a competing proposal (in each case, with all references to 20% being changed to 50% in the definition of “acquisition proposal”);

•

(i) Special Meeting Termination occurs, (ii) an acquisition proposal for Textainer has been publicly announced prior to the date of the Special Meeting and (iii) within 12 months after such termination, either (A) Textainer consummates a competing proposal or (B) Textainer has entered into a definitive agreement for a competing proposal (in each case, with all references to 20% being changed to 50% in the definition of “acquisition proposal”); or

•

(i) a Textainer Breach Termination occurs, (ii) an acquisition proposal for Textainer has been publicly announced or otherwise communicated to the Textainer Board prior to the date of such termination and (ii) within 12 months after such termination, either (A) Textainer consummates a competing proposal or (B) Textainer has entered into a definitive agreement for a competing proposal (in each case, with all references to 20% being changed to 50% in the definition of “acquisition proposal”).

Parent Termination Fees

Parent will be required to pay to Textainer a termination fee of $147,777,069.06 in the event (i) a Parent Breach Termination occurs, (ii) a Failure to Close Termination occurs or (iii) an Outside Date Termination occurs if at such time Textainer could have validly terminated the Merger Agreement pursuant to a Parent Breach Termination or Failure to Close Termination.

Amendment, Extension and Waiver

The Merger Agreement may be amended by the parties at any time by an instrument in writing signed by the parties, except that, after the approval by Shareholders of the Merger Agreement, the parties may not amend the Merger Agreement in a manner that by Law requires further approval by Shareholders without such further approval having been obtained. Certain provisions of the Merger Agreement may not be amended in a manner that is adverse in any respect to the financing sources without their prior written consent.

Any provision of the Merger Agreement may be waived prior to the Merger if such waiver is in writing and signed by the party against whom the waiver is to be effective.

Specific Performance

Each party to the Merger Agreement has acknowledged and agreed in the Merger Agreement that irreparable damage would occur in the event any provision of the Merger Agreement were not performed in accordance with its terms. Parent, Merger Sub and Textainer further agreed that each party is entitled to an injunction or injunctions, or any other form of equitable relief, without the necessity of proving the inadequacy of money damages as a remedy and without the necessity of securing or posting nay bond, to prevent or remedy breached or threatened breaches of the Merger Agreement by the other party and to enforce specifically the terms and provisions of the Merger Agreement. However, Textainer is only entitled to specific performance to cause

Parent and Merger Sub to consummate the Transactions and cause any equity funding to be funded if all of the closing conditions have been satisfied, any debt financing will be funded at the Closing if the equity funding is funded at the Closing, and Textainer confirms in writing that if specific performance is granted and the debt financing is funded, then Textainer will cause the Closing to occur; provided that (x) if such debt financing is no longer needed and the related debt documents are terminated or (y) Textainer has obtained the requisite consents, approvals or waivers from the lenders under the existing facilities and there is no event of default or other specified default continuing as of immediately prior to Closing under those existing facilities, then Textainer will be entitled to specific performance of Parent and Merger Sub’s obligations to consummate the Merger and the Transactions and cause the equity financing to be funded, if all of the closing conditions are satisfied, and Textainer has confirmed in writing to Parent that if specific performance is granted, then Textainer will cause Closing to occur.

Governing Law and Venue

Except where the mandatory provisions of the Laws of Bermuda otherwise apply, the Merger Agreement is governed by and will be construed in accordance with Delaware law, without regard to any applicable conflicts of laws provisions, rules or principles.

Under the Merger Agreement, each party agreed to bring any dispute, suit, action or proceeding arising out of or relating to the Merger Agreement in and, in connection with any such proceeding, submit to the exclusive jurisdiction of the Court of Chancery of the State of Delaware, if such court finds it lacks subject matter jurisdiction, or the Superior Court of the State of Delaware (Complex Commercial Division), as applicable, except to the extent any such proceeding must be brought in Bermuda or the U.S. federal courts. If any proceeding must be brought in the U.S. federal courts, then each party agreed to bring any such proceeding in and submit to the exclusive jurisdiction of the U.S. District Court for the District of Delaware. Each party also agreed to waive any claim of inconvenient forum, improper venue or that any such court does not have jurisdiction over any party, and further agreed not to assert as a defense any matter or claim waived in the Merger Agreement or that any order issued by any such court may not be enforced in or by such court.

Under the Merger Agreement, each party agreed to bring any dispute, suit, action or proceeding arising out of or relating to the financing in or the performance of services thereunder or related thereto against or by any financing source in its capacity as such and, in connection with any such proceeding, submit to the exclusive jurisdiction of any state or federal court sitting in the Borough of Manhattan, New York, New York. Each party also agreed to waive, to the fullest extent permitted by law, any claim of inconvenient forum or improper venue.

MARKET PRICE OF AND DIVIDENDS ON THE COMPANY COMMON SHARES

Market Price

The Company Common Shares are listed on the NYSE under the symbol “TGH” and secondarily on the JSE under the symbol “TXT”. As of the record date, there were 41,375,795 Company Common Shares outstanding.

The table below shows, for the periods indicated, the high and low sales prices for our Company Common Shares, as reported by the NYSE and JSE, and the quarterly dividends on the Company Common Shares with respect to the periods indicated:

	Share Price (NYSE: TGH)		Share Price (JSE: TXT)		Cash Distributions (1)
	High	Low	High	Low
Year Ended December 31, 2022
First Quarter	$41.57	$34.65	R624.58	R523.08	$0.25
Second Quarter	$38.49	$27.06	R567.00	R437.99	$0.25
Third Quarter	$34.16	$26.04	R568.00	R428.69	$0.25
Fourth Quarter	$31.35	$26.69	R560.00	R484.08	$0.25
Year Ended December 31, 2023
First Quarter	$34.73	$30.56	R640.95	R523.87	$0.30
Second Quarter	$40.46	$31.44	R761.49	R558.28	$0.30
Third Quarter	$42.73	$37.17	R800.00	R708.00	$0.30
Fourth Quarter	$49.45	$34.15	R945.42	R662.06	$0.30

*	Share prices set forth in this table are closing prices. JSE:TXT prices are in South African Rand.
(1)	Represents dividends attributable to the quarter. Dividends declared in respect of a quarter are paid in the following quarter.

The closing price of the Company Common Shares on the NYSE on October 20, 2023, the last trading day prior to the announcement of the Merger, was $34.15 per Company Common Share. On January 12, 2024, the most recent practicable date before this proxy statement was mailed to our Shareholders, the closing price for the Company Common Shares on the NYSE was $49.44 per Company Common Share. You are encouraged to obtain current market quotations for the Company Common Shares in connection with voting your Company Common Shares. The Per Share Merger Consideration is fixed at $50.00 per Share (subject to the USD/Rand Exchange Rate if you hold your Company Common Shares on the South African Branch Register).

The closing price of the Company Common Shares on the JSE on October 20, 2023, the last trading day prior to the announcement of the Merger, was R947.69 per Company Common Share. On January 12, 2024, the most recent practicable date before this proxy statement was mailed to our Shareholders, the closing price for the Company Common Shares on the JSE was R919.21 per Company Common Share. You are encouraged to obtain current market quotations for the Company Common Shares in connection with voting your Company Common Shares. If you hold your Company Common Shares on the South African Branch Register, the Per Share Merger Consideration of $50.00 per Company Common Share will be paid in Rand based on the USD/Rand Exchange Rate.

Dividends

Under the terms of the Merger Agreement, subject to the restrictions set forth therein, Textainer may declare or pay regular quarterly dividends on the Company Common Shares in amounts not in excess of $0.30 per Company Common Share. Textainer expects to continue to pay regular quarterly dividends on the Company Common Shares during the pendency of the Merger at the current rate of $0.30 per Company Common Share. Payment of any regular dividend that may be declared by the Board will be conditioned on the Closing not occurring prior the record date for such dividend (including with respect to the quarter ended December 31, 2023). Under the terms of the Merger Agreement, subject to the restrictions set forth therein, Textainer may also declare or pay normal quarterly dividends on the Company Preference Shares (not to exceed $0.4375 per Series A Depositary Share per quarter and $0.390625 per Series B Depositary Share per quarter). Textainer expects to continue paying normal quarterly dividends on the Company Preference Shares. Each Company Preference Share will automatically convert into a preference share of the Surviving Company and will be entitled to the same dividend and all other preferences and privileges, voting rights, relative, participating, optional and other special rights as set forth in their respective certificate of designations in effect as of immediately prior to the Effective Time. Within 120 days following the Closing, each such outstanding preference share of the Surviving Company will be redeemed by the Surviving Company, and each holder thereof will receive an amount in cash equal to the amount which such holder is entitled pursuant to the applicable certificate of designations.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Security Ownership of Certain Beneficial Owners and Management of Textainer

The following table presents information regarding the beneficial ownership of the Company Common Shares as of December 31, 2023 by:

•	each person or entity that we know beneficially owns more than 5% of the issued and outstanding Company Common Shares;

•	each director and executive officer; and

•	all of our directors and executive officers as a group.

For the purposes of the following table, beneficial ownership of the Company Common Shares is determined in accordance with the rules of the SEC and generally includes any Company Common Shares over which a person exercises sole or shared voting or investment power. The percentage of beneficial ownership of the Company Common Shares is based on 41,348,793 Company Common Shares issued and outstanding on December 31, 2023. We do not believe that we are directly or indirectly owned or controlled by any foreign government. The voting rights of the Company Common Shares held by major shareholders are the same as the voting rights of Company Common Shares held by all other shareholders.

As of December 31, 2023	Number of Common Shares Beneficially Owned
Holders	Shares (1)	% (2)
5% or More Shareholders
Dimensional Fund Advisors LP (3)	3,521,116	8.5%
Donald Smith & Co., Inc. (4)	2,755,426	6.7%
Directors and Executive Officers
Olivier Ghesquiere (5)	461,208	1.1%
Michael K. Chan (5)	164,080	*
Hyman Shwiel	57,747	*
Dudley R. Cottingham (6)	53,496	*
David M. Nurek	50,496	*
James Earl	11,251	*
Cynthia Hostetler	11,251	*
Grace Tang	9,695	*
Jeremy Bergbaum	7,472	*
Lisa Young	7,099	*
Christopher Hollis	3,364	*
Current and nominee directors and executive officers (11 persons) as a group	837,159	2.0%
* less than 1%

(1)

Beneficial ownership by a person assumes the exercise of all share options, warrants and rights held by such person, even if not vested. Company Common Shares beneficially owned include (i) the following granted but not yet vested restricted share units and performance restricted share units (at original number of performance share awards granted or at 100% vesting of performance restricted share units) (after giving effect to the Company RSU accelerations in December 2023) and (ii) not yet exercised share options:

	Grant Date

Company Options	5/18/2017	11/30/2017	11/30/2018	11/30/2019	10/3/2022	6/1/2023	10/2/2023
Exercise price	$9.75	$22.95	$11.15	$9.13	—	—	—
Expiration date	5/18/2027	11/30/2027	11/30/2028	11/30/2029	—	—	—
Olivier Ghesquiere	—	11,022	8,968	10,000	—	—	—
Michael K. Chan	2,500	4,750	20,000	5,136	—	—	—

Performance Restricted Share Units
Olivier Ghesquiere	—	—	—	—	70,517	—	56,551
Michael K. Chan	—	—	—	—	18,889	—	15,148

Restricted Share Units
Olivier Ghesquiere	—	—	—	—	—	—	6,601
Michael K. Chan	—	—	—	—	—	—	1,768
Hyman Shwiel	—	—	—	—	—	4,037	—
Dudley R. Cottingham	—	—	—	—	—	3,364	—
David M. Nurek	—	—	—	—	—	3,364	—
James Earl	—	—	—	—	—	3,364	—
Cynthia Hostetler	—	—	—	—	—	3,364	—
Grace Tang	—	—	—	—	—	3,364	—
Jeremy Bergbaum	—	—	—	—	—	3,364	—
Lisa Young	—	—	—	—	—	3,364	—
Christopher Hollis	—	—	—	—	—	3,364	—
* This table does not account for any multipliers related to performance-based vesting requirements and the attainment of the maximum level of performance.
** The numbers presented in this table for unvested Company RSUs is presented before giving effect to any vesting that may occur in connection with the Merger.

(2)

Percentage ownership is based on 41,348,793 total Company Common Shares issued and outstanding as of December 31, 2023. There are 4,284,265 Company Common Shares issued and outstanding as of December 31, 2023 in a secondary, or dual, listing of the Company Common Shares on the JSE in South Africa under the symbol “TXT”.

(3)

Based on the Schedule 13G filed with the SEC on February 10, 2023 by Dimensional Fund Advisors LP (a Delaware limited partnership), it had sole voting power over 3,463,090 Company Common Shares and sole power to direct the disposition of 3,521,116 Company Common Shares it beneficially owned as of December 31, 2022.

(4)

Based on Schedule 13G filed with the SEC on February 9, 2023 by Donald Smith & Co., Inc. (a Delaware corporation) and DSCO Value Fund, L.P. (a Delaware corporation). Donald Smith & Co., Inc. had sole voting power over 2,710,741 Company Common Shares and sole power to direct the disposition of 2,734,881 Company Common Shares. DSCO Value Fund, L.P. had sole voting power over 20,545 Company Common Shares and sole power to direct the disposition of 20,545 Company Common Shares.

(5)

Includes Company Shares issued in connection with (i) the acceleration of certain performance-based and time-based Company RSUs that were accelerated and settled on net-share basis in December 2023 and (ii) the exercise of outstanding vested nonqualified Company Options in December 2023. See section entitled “Section 280G Mitigation Actions.”

(6)	Includes 50,132 Shares held by Caribbean Dream Limited, a company owned by a trust in which Mr. Cottingham is the principal beneficiary.

OTHER MATTERS

As of the date of this proxy statement, the Textainer Board knows of no matters that will be presented for consideration at the Special Meeting other than as described in this proxy statement. If any other matters properly come before Shareholders at the Special Meeting, or any adjournment or postponement thereof, and are voted upon, the enclosed proxy will be deemed to confer discretionary authority on the individuals that it names as proxies to vote the shares represented by the proxy as to any of these matters. The individuals named as proxies intend to vote in accordance with the recommendation of the Textainer Board.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

Textainer is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act and the equity securities of Textainer are accordingly exempt from the proxy rules set forth in Sections 14(a), 14(b), 14(c) and 14(f) of the Exchange Act. Moreover, as a foreign private issuer, neither U.S. federal securities laws nor the rules of the NYSE require us to file this proxy statement or any proxy solicitation materials accompanying this proxy statement on Schedule 14A or 14C in connection with the extraordinary general meeting. The Company is soliciting proxies in connection with the Special Meeting in accordance with applicable rules and regulations of the NYSE, the JSE and the laws of Bermuda.

We “incorporate by reference” information into this proxy statement that we file with or furnish to the SEC, which means that we disclose important information to you by referring you to other documents filed separately with or furnished separately to the SEC. The information incorporated by reference is deemed to be part of this proxy statement, except for any information superseded by information in this proxy statement or incorporated by reference subsequent to the date of this proxy statement. This proxy statement incorporates by reference the documents set forth below. These documents contain important information about us and our financial condition and are incorporated by reference into this proxy statement.

The following filings with the SEC are incorporated by reference herein:

•	our Annual Report on Form 20-F for the year ended December 31, 2022, filed with the SEC on February 14, 2023;

•

our Reports on Form 6-K, furnished to the SEC on April 28, 2023, May 2, 2023, June 6, 2023, August 1, 2023, November 2, 2023 and November 28, 2023 and our Annual Report on Form 20-F for the year ended December 31, 2023 (if filed with the SEC prior to the date of the Special Meeting); and

•	all our subsequent Reports on Form 6-K furnished to the SEC prior to the date of the Special Meeting that we identify in such Reports as being incorporated by reference into the proxy statement.

Statements contained in this proxy statement, or in any document incorporated by reference into this proxy statement regarding the contents of any contract or other document, are not necessarily complete and each such statement is qualified in its entirety by reference to the full text of that contract or other document filed or furnished as an exhibit with the SEC.

We file or furnish periodic reports and other information with or to the SEC. The SEC maintains an Internet site that contains reports and other information regarding issuers that file electronically with the SEC, including us, which you can access, free of charge, at www.sec.gov. In addition, you may obtain free copies of the documents we file with the SEC by going to our Internet website at www.textainer.com. Our Internet website address is provided as an inactive textual reference only. The information provided on our Internet website is not part of this proxy statement and, therefore, is not incorporated herein by reference. You may also obtain any of the documents we file with or furnish to the SEC, without charge, by requesting them in writing or by telephone from us at Textainer Group Holdings Limited, Century House, 16 Par-La-Ville Road, Hamilton HM 08, Bermuda, or +1 (441) 296-2500.

Any person, including any beneficial owner, to whom this proxy statement is delivered may request copies of our periodic reports or other information concerning us, without charge, by written or telephonic request directed to our Corporate Secretary at Century House, 16 Par-La-Ville Road, Hamilton HM 08, Bermuda, or +1 (441) 296-2500.

If you have any questions concerning the Merger, the Special Meeting or this proxy statement, would like additional copies of this proxy statement or need help voting your Company Common Shares or Company Preference Shares, please contact our proxy solicitor:

For Shareholders who are not South African Shareholders:

1290 Avenue of the Americas, 9th Floor

New York, NY 10104

Shareholders, Banks and Brokers

Call Toll Free:

888-275-8475

For Shareholders who are South African Shareholders:

Computershare Investor Services Proprietary Limited

(Registration number: 2004/003647/07)

Rosebank Towers

15 Biermann Avenue

Rosebank

Johannesburg, South Africa, 2196

Call Toll Free:

086-110-0930

MISCELLANEOUS

Parent has supplied all of the information relating exclusively to Parent and Merger Sub in this proxy statement. You should rely only on the information contained in this proxy statement, the annexes to this proxy statement and the documents we refer to in this proxy statement to vote on the Merger Proposal. We have not authorized anyone to provide you with information that is different from what is contained in this proxy statement. This proxy statement is dated January 17, 2024. You should not assume that the information contained in this proxy statement is accurate as of any date other than that date (or as of an earlier date if so indicated in this proxy statement) and the mailing of this proxy statement to Shareholders does not create any implication to the contrary. This proxy statement does not constitute a solicitation of a proxy in any jurisdiction where, or to or from any person to whom, it is unlawful to make a proxy solicitation.

Annex A

AGREEMENT AND PLAN OF MERGER

by and among

TEXTAINER GROUP HOLDINGS LIMITED,

TYPEWRITER PARENT LTD.

and

TYPEWRITER MERGER SUB LTD.

Dated as of October 22, 2023

EXHIBITS

Exhibit A	Definitions
Exhibit B	Statutory Merger Agreement

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of October 22, 2023 (this “Agreement”), is entered into by and among Textainer Group Holdings Limited, an exempted company limited by shares incorporated under the Laws of Bermuda (the “Company”), Typewriter Parent Ltd., an exempted company incorporated under the Companies Act (2023 Revision) (as amended) of the Cayman Islands (“Parent”), and Typewriter Merger Sub Ltd., an exempted company limited by shares incorporated under the Laws of Bermuda and a Subsidiary of Parent (“Merger Sub” and, together with the Company and Parent, the “Parties”). Capitalized terms are used herein with the definitions set forth in Exhibit A.

RECITALS

WHEREAS, the Parties intend that, upon the terms and subject to the conditions of this Agreement and a statutory merger agreement among the Company and Merger Sub, substantially in the form set forth in Exhibit B (the “Statutory Merger Agreement”), and in accordance with the applicable provisions of the Companies Act, Merger Sub will merge with and into the Company, with the Company as the surviving company (the “Merger”);

WHEREAS, the Company Board has unanimously (a) approved and declared advisable this Agreement and the Statutory Merger Agreement and the Transactions, (b) determined that the terms of this Agreement and the Statutory Merger Agreement are fair to and in the best interests of the Company and the holders of Shares (other than Excluded Shares that are not Dissenting Shares), (c) determined that the Per Share Merger Consideration constitutes fair value for each Share in accordance with the Companies Act, (d) determined that the conversion of each Company Preference Share into a preference share of the Surviving Company pursuant to Sections 3.1(d)(i)(1) and 3.1(d)(ii)(1) of this Agreement constitutes fair value for each such Company Preference Share in accordance with the Companies Act, (e) directed that this Agreement and the Statutory Merger Agreement be submitted to the holders of Shares and Company Preference Shares for their adoption, and (f) resolved, subject to the terms and conditions set forth in this Agreement and the Statutory Merger Agreement, to recommend that the holders of Shares and Company Preference Shares adopt this Agreement, the Statutory Merger Agreement and the Merger;

WHEREAS, the board of directors of Parent and the board of directors of Merger Sub have each approved this Agreement, the Statutory Merger Agreement and the Transactions and determined that the terms of this Agreement, the Statutory Merger Agreement and the Transactions are in the best interests of their respective companies and shareholders, and declared the advisability of this Agreement, the Statutory Merger Agreement and the Transactions; and

WHEREAS, the Parties desire to make certain representations, warranties, covenants and agreements in connection with this Agreement and the Transactions.

NOW, THEREFORE, in consideration of the foregoing premises and the representations, warranties, covenants and agreements set forth in this Agreement, the Parties, intending to be legally bound, agree as follows:

ARTICLE I

CLOSING; CERTIFICATE OF MERGER AND EFFECTIVE TIME; THE MERGER

1.1 Closing. The Closing shall take place (i) by electronic exchange of signatures at 8:00 a.m. (New York time) on the fourteenth Business Day following the satisfaction or, to the extent permitted by applicable Law, waiver of the conditions set forth in Article VIII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted by applicable Law, waiver of those conditions); provided, that, if the JSE Closing Approval is not obtained, the Closing shall occur on the first Business Day following the first Friday that occurs on or following the end of such fourteen Business Day period or (ii)  at such other date, time and place as the Parties may agree in writing.

1.2 Merger Effective Time. On the terms and subject to the conditions set forth in this Agreement and the Statutory Merger Agreement, the Company, Parent and Merger Sub will (a) on the Closing Date, execute and deliver the Statutory Merger Agreement, (b) on or prior to the Closing Date, cause an application for registration of the Surviving Company (the “Merger Application”) to be executed and delivered to the Registrar of Companies in Bermuda (the “Registrar”) as provided under Section 108 of the Companies Act and to be accompanied by the documents required by Section 108(2) of the Companies Act and (c) cause to be included in the Merger Application a request that the Registrar issue the certificate of merger with respect to the Merger (the “Certificate of Merger”) on the Closing Date at the time of day mutually agreed (with each acting reasonably) upon by the Company and Parent and set forth in the Merger Application. The Merger shall become effective upon the issuance of the Certificate of Merger by the Registrar at the time and date shown on the Certificate of Merger (such time as the Merger becomes effective being the “Effective Time”).

1.3 The Merger. Upon the terms and subject to the conditions set forth in this Agreement and the Statutory Merger Agreement, and pursuant to Section 104H of the Companies Act, at the Effective Time, Merger Sub shall be merged with and into the Company, the separate corporate existence of Merger Sub shall thereupon cease, and the Company shall be the surviving company in the Merger (such surviving company, the “Surviving Company”).

1.4 Effects of Merger. From and after the Effective Time, the Merger shall have the effects set forth in this Agreement, the Statutory Merger Agreement and Section 109(2) of the Companies Act. Without limiting the generality of the foregoing:

(a) the Parties acknowledge and agree that (i) the Merger shall be effected so as to constitute a “merger” as such term is understood under the Companies Act and (ii) the Surviving Company shall be deemed to be a “surviving company” in accordance with Section 104H of the Companies Act;

(b) pursuant to Section 109(2) of the Companies Act, from and after the Effective Time: (i) the Merger and the vesting of the undertaking, property and liabilities of the Company and Merger Sub in the Surviving Company shall become effective; (ii) the Surviving Company shall continue to be liable for the obligations and liabilities of each of the Company and Merger Sub; (iii) any existing cause of action, claim or liability to prosecution shall be unaffected; (iv) any civil, criminal or administrative action or proceeding pending by or against the Company or Merger Sub may be continued to be prosecuted by or against the Surviving Company; (v) a conviction against, or ruling, order or judgment in favor of or against, the Company or Merger Sub may be enforced by or against the Surviving Company; (vi) the Registrar shall strike off the register Merger Sub; and (vii) the cessation of Merger Sub shall not be a winding-up within Part XIII of the Companies Act; and

(c) the Certificate of Merger shall be deemed to be the certificate of incorporation of the Surviving Company; provided, however, the date of incorporation of the Company and Merger Sub shall be their respective original dates of incorporation and the Merger shall not alter such original dates of incorporation.

1.5 Closing Funds. No later than fourteen Business Days prior to Closing, the Parties shall reasonably cooperate to agree on the use of any cash available to the Company or its Subsidiaries (including unrestricted cash on hand and cash available from any then-existing credit facility, subject to the limitations thereof) for the payment at Closing of all or a portion of the Company expenses due at Closing (including expenses of advisors of the Company) or the funding of a portion of the Merger Consideration. The Parties agree to document any such cash uses in a Closing flow of funds, which shall include details regarding the applicable Company payor, the payee, and related account information. Without limiting the foregoing, the Parties shall cooperate in good faith with a view to making such payments in a tax-efficient manner.

ARTICLE II

MEMORANDUM OF ASSOCIATION, BYE-LAWS, DIRECTORS AND OFFICERS OF THE SURVIVING COMPANY

2.1 Memorandum of Association and Bye-Laws of the Surviving Company.

(a) At the Effective Time, the memorandum of association of the Surviving Company shall be amended to be in substantially the form of the memorandum of association of the Company as in effect immediately prior to the Effective Time until thereafter changed or amended as provided therein or pursuant to applicable Law (in each case, subject to Section 7.12).

(b) At the Effective Time, the bye-laws of the Surviving Company shall be the bye-laws of the Company as in effect immediately prior to the Effective Time until thereafter changed or amended as provided therein or pursuant to applicable Law (in each case, subject to Section 7.12).

2.2 Directors of the Surviving Company. Except as otherwise determined by Parent prior to the Effective Time, the Parties shall take all actions necessary so that the board of directors of Merger Sub immediately prior to the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Company, each to hold office until his or her or their successor has been duly elected and qualified or appointed or until his or her or their earlier death, resignation or removal, as the case may be, in accordance with the bye-laws of the Surviving Company and applicable Law.

2.3 Officers of the Surviving Company. Except as otherwise determined by Parent prior to the Effective Time, the officers of the Company immediately prior to the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Company, each to hold office until his or her or their successor has been duly elected and qualified or appointed or until his or her or their earlier death, resignation or removal, as the case may be, in accordance with the bye-laws of the Surviving Company and applicable Law.

ARTICLE III

EFFECT OF THE MERGER ON SHARE CAPITAL; DELIVERY OF MERGER CONSIDERATION

3.1 Effect of the Merger on Share Capital. At the Effective Time, by virtue of the Merger and without any action on the part of the holder of any Shares or any Company Preference Shares or on the part of the sole shareholder of Merger Sub:

(a) Merger Consideration. Each Eligible Share shall be canceled and shall be converted automatically into the right to receive the Per Share Merger Consideration, or, in the case of holders of Shares on the JSE, the Rand equivalent of the Per Share Merger Consideration at the USD/Rand Exchange Rate, payable, without interest and subject to the applicable Tax withholding, to the holder (or, in the case of holders of Shares on the JSE, the beneficial owner) of such Eligible Share, upon surrender, in the manner provided in Section 3.2(b), of the Certificate or book-entry account that formerly evidenced such Eligible Share.

(b) Treatment of Excluded Shares. Each Excluded Share, other than Dissenting Shares which are addressed in Section 3.2(g), shall cease to be issued and outstanding, shall be cancelled without payment of any consideration therefor and shall cease to exist.

(c) Merger Sub. Each common share of Merger Sub, par value $1.00 per share, issued and outstanding immediately prior to the Effective Time shall be converted into one fully paid and non-assessable common share of the Surviving Company, par value $0.01 per share, and together with the preference shares of the Surviving Company (subject to the redemption of the Company Preference Shares pursuant to Section 3.1(d)), shall constitute the only issued and outstanding share capital of the Surviving Company as of immediately after the Effective Time.

(d) Conversion and Redemption of Company Preference Shares.

(i) Each Series A Preference Share issued and outstanding immediately prior to the Effective Time shall (1) automatically convert into a preference share of the Surviving Company and shall be entitled to the same dividend and all other preferences and privileges, voting rights, relative, participating, optional and other special rights, and qualifications, limitations and restrictions set forth in the Series A Certificate of Designations and shall remain following the Effective Time in full force and effect as an obligation of the Surviving Company; and (2) be redeemed by the Surviving Company in accordance with the Series A Certificate of Designations, and each holder thereof shall receive an amount equal to the amount to which such holder is entitled in accordance with Section 10 of the Series A Certificate of Designations. The Company shall prepare and deliver on (or, at Parent’s election, the Surviving Company shall deliver up to 60 days following) the Closing Date to each holder of Series A Preference Shares a notice of redemption in accordance with the Series A Certificate of Designations. The Company shall prepare and deliver on (or, at Parent’s election, the Surviving Company shall deliver up to 60 days following) the Closing Date a notice of redemption for each depositary share representing a 1/1000th interest in a Series A Preference Share in accordance with the deposit agreement for such Series A Preference Shares. If so requested by Parent in writing (which may be via email), the Parties will cooperate in good faith, and will each use commercially reasonable efforts to have, the depositary waive its notice requirements under section 2.8 of the Series A Deposit Agreement; provided, that in no event shall the receipt of such waiver be a condition to the Closing.

(ii) Each Series B Preference Share issued and outstanding immediately prior to the Effective Time shall (1) automatically convert into a preference share of the Surviving Company and shall be entitled to the same dividend and all other preferences and privileges, voting rights, relative, participating, optional and other special rights, and qualifications, limitations and restrictions set forth in the Series B Certificate of Designations and shall remain following the Effective Time in full force and effect as an obligation of the Surviving Company and (2) be redeemed by the Surviving Company in accordance with the Series B Certificate of Designations, and each holder thereof shall receive an amount equal to the amount to which such holder is entitled in accordance with Section 10 of the Series B Certificate of Designations. The Company shall prepare and deliver on (or, at Parent’s election, the Surviving Company shall deliver up to 60 days following) the Closing Date to each holder of Series B Preference Shares a notice of redemption in accordance with the Series B Certificate of Designations. The Company shall prepare and deliver on (or, at Parent’s election, the Surviving Company shall deliver up to 60 days following) the Closing Date a notice of redemption for each depositary share representing a 1/1000th interest in a Series B Preference Share in accordance with the deposit agreement for such Series B Preference Shares. If so requested by Parent in writing (which may be via email), the Parties will cooperate in good faith, and will each use commercially reasonable efforts to have, the depositary waive its notice requirements under section 2.8 of the Series B Deposit Agreement; provided, that in no event shall the receipt of such waiver be a condition to the Closing.

3.2 Exchange of Eligible Shares and Delivery of Merger Consideration.

The following Sections 3.2(a)-(e) shall apply to Shares listed on the NYSE:

(a) Deposit of Merger Consideration and Exchange Agent.

(i) Prior to the Effective Time, Parent shall appoint an agent reasonably acceptable to the Company (the “Exchange Agent”) for the purpose of acting as the exchange agent for the payment and delivery of the NYSE Common Merger Consideration to each holder of record of Eligible Shares listed on the NYSE (the “NYSE Eligible Shares”) that are (A) Certificates or (B) Book-Entry Shares not held, directly or indirectly, through DTC. As promptly as practicable after the Effective Time, but on the Closing Date, Parent shall deposit, or cause to be deposited, (I) with the Exchange Agent, an amount in cash in immediately available funds sufficient to make payments of the NYSE Common Merger Consideration in respect of the NYSE Eligible Shares (such cash being hereinafter referred to as the “Exchange Fund”) and (II) with the Surviving Company, an amount in cash in immediately available funds sufficient to make payments of the Aggregate Option Merger Consideration to the holders of Company Options (other than

Company Options with respect to which the Company has no Tax withholding obligations, if any) in accordance with Section 3.3(b) through the payroll services of the Company (including the Surviving Company), which payment shall occur not later than the later of five Business Days following the Closing Date and the next regular payroll date following the Closing Date.

(ii) Pursuant to the Exchange Agent Agreement, among other things, the Exchange Agent shall (A) act as the exchange agent for the payment and delivery of the NYSE Common Merger Consideration and (B) invest the Exchange Fund, if and as directed by Parent. To the extent that there are losses with respect to such investments, or the Exchange Fund diminishes for other reasons below the level sufficient to make prompt payment and delivery of the NYSE Common Merger Consideration as contemplated by Section 3.1(a), or to the extent the Exchange Fund is not sufficient to make prompt payment and delivery of the NYSE Common Merger Consideration in respect of any Dissenting Shares that become Eligible Shares pursuant to Section 3.2(g)(ii), Parent shall promptly deposit or cause to be deposited such additional amounts in cash in immediately available funds with the Exchange Agent for the Exchange Fund so as to ensure that the Exchange Fund is at all relevant times maintained at a level sufficient to make such cash payments. Any interest and other income resulting from such investment (if any) in excess of the amounts payable pursuant to Section 3.2(b) and Section 3.2(c) shall be promptly returned to Parent or the Surviving Company, as determined by Parent in accordance with the terms and conditions of the Exchange Agent Agreement.

(b) Procedures for Surrender.

(i) As promptly as practicable after the Closing Date (but in any event within three Business Days thereafter), Parent shall cause the Exchange Agent to mail or otherwise provide each holder of record of NYSE Eligible Shares that are (A) Certificates or (B) Book-Entry Shares not held, directly or indirectly, through DTC notice advising such holders of the effectiveness of the Merger, which notice shall include (1) appropriate transmittal materials (including a customary letter of transmittal) specifying that delivery shall be effected, and risk of loss and title to the Certificates or such Book-Entry Shares shall pass only upon delivery of the Certificates (or affidavits of loss in lieu of the Certificates, as provided in Section 3.2(e)) or the surrender of such Book-Entry Shares to the Exchange Agent (which shall be deemed to have been effected upon the delivery of a customary “agent’s message” with respect to such Book-Entry Shares or such other reasonable evidence, if any, of such surrender as the Exchange Agent may reasonably request pursuant to the terms and conditions of the Exchange Agent Agreement), as applicable (such materials to be in such form and have such other provisions as Parent and the Company may reasonably agree), and (2) instructions for effecting the surrender of the Certificates (or affidavits of loss in lieu of the Certificates, as provided in Section 3.2(e)) or such Book-Entry Shares to the Exchange Agent in exchange for the NYSE Common Merger Consideration that such holder is entitled to receive as a result of the Merger pursuant to this Article III.

(ii) With respect to NYSE Eligible Shares that are Book-Entry Shares held, directly or indirectly, through DTC, Parent and the Company shall cooperate to establish procedures with the Exchange Agent, DTC, DTC’s nominees and such other necessary or desirable third-party intermediaries to ensure that the Exchange Agent shall transmit to DTC or its nominees as promptly as practicable after the Effective Time, upon surrender of NYSE Eligible Shares held of record by DTC or its nominees in accordance with DTC’s customary surrender procedures and such other procedures as agreed by Parent, the Company, the Exchange Agent, DTC, DTC’s nominees and such other necessary or desirable third-party intermediaries, the NYSE Common Merger Consideration that the beneficial owners thereof are entitled to receive as a result of the Merger pursuant to this Article III.

(iii) Upon surrender to the Exchange Agent of NYSE Eligible Shares that (A) are Certificates, by physical surrender of such Certificates (or affidavits of loss in lieu of the Certificates, as provided in Section 3.2(e)) together with the letter of transmittal, duly completed and executed, and such other documents as may be reasonably required by the Exchange Agent, (B) are Book-Entry Shares not held through DTC, by book-receipt of an “agent’s message” by the Exchange Agent in connection with the surrender of Book-Entry Shares (or such other reasonable evidence, if any, of surrender with respect to such Book-Entry Shares, as the Exchange Agent may reasonably request pursuant to the terms and conditions of the Exchange Agent Agreement), in each case of the foregoing clauses (A) and (B) of this Section 3.2(b)(iii), pursuant to such materials and instructions contemplated by Section 3.2(b)(i), and (C) are Book-Entry Shares held, directly or indirectly, through DTC, in accordance with DTC’s customary surrender procedures and such other procedures as agreed by the Company, Parent, the Exchange Agent, DTC, DTC’s nominees and such other necessary or desirable third-party intermediaries pursuant to Section 3.2(b)(ii), the holder of such Certificate or Book-Entry Share shall be entitled to receive in exchange therefor, and Parent shall cause the Exchange Agent to pay and deliver, out of the Exchange Fund, as promptly as practicable to such holders, subject to the applicable Tax withholding, an amount in cash in immediately available funds sufficient to make payments of any cash consideration payable pursuant to Section 3.1(a) in respect of the Eligible Shares represented by such Certificates (or affidavits of loss in lieu of the Certificates, as provided in Section 3.2(e)) or such Book-Entry Shares.

(iv) In the event of a transfer of ownership of any Certificate that is not registered in the share transfer books or ledger of the Company or if the consideration payable is to be paid in a name other than that in which the Certificate or Certificates surrendered or transferred in exchange therefor are registered in the share transfer books or ledger of the Company, a check for any cash to be exchanged upon due surrender of any such Certificate or Certificates may be issued by the Exchange Agent to such a transferee if the Certificate or Certificates is or are (as applicable) properly endorsed and otherwise in proper form for surrender and presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable Transfer Taxes have been paid or are not applicable, in each case, in form and substance, reasonably satisfactory to Parent and the Exchange Agent. Payment of the applicable Common Merger Consideration with respect to Book-Entry Shares shall only be made to the Person in whose name such Book-Entry Shares are registered in the share transfer books or ledger of the Company.

(v) For the avoidance of doubt, no interest shall be paid or accrued for the benefit of any holder of NYSE Eligible Shares on any amount payable upon the surrender of any NYSE Eligible Shares.

(c) Transfers. From and after the Effective Time, there shall be no transfers on the share transfer books or ledger of the Company of the NYSE Eligible Shares. If, after the Effective Time, any Certificate or acceptable evidence of a Book-Entry Share that is a NYSE Eligible Share is presented to the Surviving Company, Parent or the Exchange Agent for transfer, it shall be cancelled and exchanged for the applicable NYSE Common Merger Consideration to which the holder thereof is entitled to receive as a result of the Merger pursuant to this Article III.

(d) Termination of Exchange Fund.

(i) Any portion of the Exchange Fund (including any interest and other income resulting from any investments thereof (if any)) that remains unclaimed by the holders of NYSE Eligible Shares for one year from and after the Closing Date shall be delivered to Parent or the Surviving Company, as determined by Parent. Any holder of NYSE Eligible Shares who has not theretofore complied with the procedures, materials and instructions contemplated by this Section 3.2 shall thereafter look only to the Surviving Company for payment of the NYSE Common Merger Consideration (after giving effect to any required Tax withholdings as provided in Section 3.2(g)) in respect thereof.

(ii) Notwithstanding anything to the contrary set forth in this Article III, none of the Surviving Company, Parent, the Exchange Agent or any other Person shall be liable to any former holder of Shares, Company Preference Shares or Company Equity Awards or any other Person for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar Laws. If any Certificates or Book-Entry Shares shall not have been surrendered immediately prior to the date on which any cash in respect of such Certificate or Book-Entry Share would otherwise escheat to or become the property of any Governmental Entity, any such cash in respect of such Certificate or Book-Entry Share shall, to the extent permitted by applicable Law, become the property of the Surviving Company, free and clear of all claims or interest of any Person previously entitled thereto.

(e) Lost, Stolen or Destroyed Certificates. In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of such fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent or the Exchange Agent pursuant to the Exchange Agent Agreement or otherwise, the posting by such Person of a bond in customary amount and upon such terms as may be required by Parent or the Exchange Agent pursuant to the Exchange Agent Agreement or otherwise as indemnity against any claim that may be made against it or the Surviving Company with respect to such Certificate, the Exchange Agent will pay the applicable NYSE Common Merger Consideration payable pursuant to Section 3.1(a) in respect of such lost, stolen or destroyed Certificate.

(f) Shares Listed on the JSE. With respect to Shares listed on the JSE, the foregoing provisions in Sections 3.2(a)-(e), as modified in accordance with the requirements of the JSE or applicable Law or as otherwise determined by the Parties acting in good faith, shall apply to such Shares listed on the JSE, and the Parties shall use commercially reasonable efforts to give effect to the foregoing in this Section 3.2(f).

(g) Shares of Dissenting Holders.

(i) At the Effective Time, (1) all Dissenting Shares that are Shares shall automatically be cancelled and, unless otherwise required by applicable Law, converted into the right to receive the Common Merger Consideration pursuant to Section 3.1(a); and (2) all Dissenting Shares that are Company Preference Shares shall be cancelled and automatically converted into the right to receive preference shares in the Surviving Company in accordance with Section 3.1(d). Any holder of Dissenting Shares shall, in the event that the fair value of a Dissenting Share as appraised by the Supreme Court of Bermuda under Section 106(6) of the Companies Act (the “Appraised Fair Value”) is greater than the Per Share Merger Consideration with respect to Shares, or the value of the preference shares of the Surviving Company with respect to the Company Preference Shares, as the case may be, be entitled to receive such difference from the Surviving Company by payment made within one (1) month after such Appraised Fair Value is finally determined pursuant to such appraisal procedure.

(ii) In the event that a holder fails to exercise, effectively withdraws or otherwise waives any right to appraisal (each, an “Appraisal Withdrawal”), such holder’s Dissenting Shares shall be cancelled and converted as of the Effective Time into the right to receive, in the case of Shares, the Common Merger Consideration pursuant to Section 3.1(a), without interest and subject to any required withholding of Taxes as provided in Section 3.2(h), and in the case of Company Preference Shares, the preference shares of the Surviving Company, or, subject to Section 3.1(d), the amount payable in redemption thereof, in each case in accordance with Section 3.1(d).

(iii) The Company shall give Parent (A) prompt (but in any event within 48 hours of the Company’s receipt of such demand) written notice of (I) any demands for appraisal of Dissenting Shares or Appraisal Withdrawals and any other written instruments, notices, petitions or other communication received by the Company in connection with the foregoing and (II) to the extent that the Company has Knowledge thereof, any applications to the Supreme Court of Bermuda for appraisal of the fair value of the Dissenting Shares and (B) to the extent permitted by applicable Law, the opportunity to direct any settlement negotiations and proceedings with respect to any demands for appraisal under the Companies Act; provided Parent shall as promptly as practicable (x) keep the Company reasonably informed with respect to the status thereof and (y) give the Company a reasonable opportunity to participate in the defense or settlement (at the Company’s sole expense and subject to a customary joint defense agreement) of any demands for appraisal under the Companies Act and shall consider in good faith the Company’s advice with respect thereto. The Company shall not, without the prior written consent of Parent, voluntarily make any payment with respect to, offer to settle or settle any such demands or applications, or waive any failure to timely deliver a written demand for appraisal or to timely take any other action to exercise appraisal rights in accordance with the Companies Act. The payment of any amount payable to holders of Dissenting Shares shall be the obligation of the Surviving Company. Prior to the Closing, any settlement or compromise thereof agreed to by Parent shall only be effective upon the Closing, shall not contain any obligations of the Company prior to the Closing and shall automatically terminate if this Agreement is validly terminated.

(h) Withholding Rights. Each of Parent, the Surviving Company and the Exchange Agent (and any of their respective Affiliates) shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Shares or Company Equity Awards such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code, or any other applicable Tax Law. To the extent that amounts are so deducted or withheld, such deducted or withheld amounts (i) shall be timely remitted to the applicable Taxing Authority and (ii) shall be treated for all purposes of this Agreement as having been paid to the holder of Shares or Company Equity Awards in respect of which such deduction and withholding was made. The Parties hereby agree to take commercially reasonable efforts to cooperate to eliminate or reduce any such deduction or withholding.

3.3 Treatment of Equity Awards.

(a) Company RSUs.

(i) At the Effective Time, each award of Company RSUs that is outstanding as of immediately prior to the Effective Time shall, automatically and without any required action on the part of the holder thereof, be converted into the contingent right (in accordance with Section 3.3(a)(ii)) to receive an amount in cash, without interest, equal to the product obtained by multiplying (x) the number of Company RSUs subject to such award (with respect to any performance-based vesting requirements, assuming attainment of the maximum level of performance under the terms of the applicable award agreement) immediately prior to the Effective Time, by (y) the Per Share Merger Consideration plus any unpaid cash in respect of dividends equivalent rights accrued prior to the Effective Time with respect to such Company RSU (after giving effect to the maximum level of performance), less applicable Taxes required to be withheld with respect to such payment under Section 3.2(h) (the “Unvested Company RSU Consideration”).

(ii) Vesting and Payment of Unvested Company RSU Consideration. Subject to the applicable holder’s continued service with Parent and its Affiliates (including the Surviving Company and its Subsidiaries), the Unvested Company RSU Consideration shall vest and become payable upon the earlier to occur of: (x) the satisfaction of the time-based vesting conditions (including any vesting acceleration provisions) that applied to the corresponding portion of the applicable unvested Company RSUs immediately prior to the Effective Time, and (y) the twelve month anniversary of the Effective Time (except that this clause (y) shall not apply with respect to the Specified RSUs); provided that with respect to any Company RSUs that constitute nonqualified deferred compensation subject to Section 409A of the Code and that are not permitted to be paid at such time without triggering a Tax or penalty under Section 409A of the Code, such payment shall be made at the earliest time permitted under the applicable Company Share Plan and award agreement that will not trigger a Tax or penalty under Section 409A of the Code. The Unvested Company RSU Consideration shall otherwise remain subject to the same terms and conditions that were applicable to the underlying Company RSUs immediately prior to the Effective Time (after giving effect to the provisions for performance-based vesting provided in Section 3.3(a)(i) and except for terms rendered inoperative by reason of the transactions contemplated by this Agreement or for such other administrative or ministerial changes as in the reasonable and good faith determination of Parent are appropriate to conform the administration of the Unvested Company RSU Consideration).

(b) Treatment of Company Options. At the Effective Time, each Company Option that is issued and outstanding as of immediately prior to the Effective Time (whether or not vested) shall, automatically and without any required action on the part of the holder thereof, be cancelled and converted into the right to receive an amount in cash, without interest, equal to the product obtained by multiplying (x) the number of Shares subject to such Company Option that is outstanding immediately prior to the Effective Time, by (y) the amount by which the Per Share Merger Consideration exceeds the per-share exercise price of the Company Option, less applicable Taxes required to be withheld with respect to such payment under Section 3.2(h). For clarity, any Company Option that is issued and outstanding immediately prior to the Effective Time with a per-share exercise price that is greater than or equal to the Per Share Merger Consideration shall be cancelled at the Effective Time without payment or other consideration therefor.

(c) Company Actions. At or prior to the Effective Time, the Company, the Company Board and the Company Compensation Committee, as applicable, shall adopt any resolutions that are necessary to (i) effectuate the treatment of the Company Equity Awards set forth in Section 3.3(a) and Section 3.3(b) and (ii) cause the Company Share Plan (other than the agreements underlying, and the terms of the Company Share Plan applicable to, the Unvested Company RSU Consideration, in each case, solely to the extent relevant to the terms and conditions of this Section 3.3) to terminate at or prior to the Effective Time. The Company shall take all actions necessary to ensure that from and after the Effective Time neither Parent nor the Surviving Company shall be required to deliver Shares or other share capital of the Company to any Person pursuant to or in settlement of Company Equity Awards.

3.4 Adjustments to Prevent Dilution. Notwithstanding anything to the contrary set forth in this Agreement, if, from the execution and delivery of this Agreement to the earlier of the Effective Time and the termination of this Agreement and abandonment of the Transactions pursuant to Article IX, the issued and outstanding Shares or securities convertible or exchangeable into or exercisable for Shares shall have been changed into a different number of Shares or securities or a different class by reason of any reclassification, stock split, stock dividend or distribution, recapitalization, merger, issuer tender or exchange offer, or other similar transaction, or a stock dividend with a record date within such period shall have been declared, then the Merger Consideration and any other amounts payable pursuant to this Agreement shall be equitably adjusted to provide the holders of Shares the same economic effect as contemplated by this Agreement prior to such event; provided, however, that nothing in this Section 3.4 shall be construed to permit the Company or any other Person to take any action except to the extent consistent with, and not otherwise limited or prohibited by, the terms and conditions of this Agreement.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth (i) in the Company Reports filed with or furnished to the SEC on or after the Applicable Date until the date that is the Business Day prior to the date of this Agreement (but excluding any disclosures in the Company Reports under the headings “Risk Factors,” “Forward-Looking Statements” or “Quantitative and Qualitative Disclosures About Market Risk” and other disclosures that are predictive, cautionary or forward looking in nature); provided, that the disclosures in the Company Reports shall not be deemed to qualify any representations or warranties made in Section 4.2 or (ii) in the corresponding sections or subsections of the confidential disclosure letter delivered to Parent by the Company prior to or concurrently with the execution and delivery of this Agreement (the “Company Disclosure Letter”) (it being agreed that for the purposes of the representations and warranties made by the Company in this Agreement, disclosure of any item in any section or subsection of the Company Disclosure Letter that corresponds to any section or subsection of this Article IV shall be deemed disclosure with respect to any other section or subsection that corresponds to any section or subsection of this Article IV to which the relevance of such item is reasonably apparent on the face of such disclosure), the Company hereby represents and warrants to Parent and Merger Sub that:

4.1 Organization, Good Standing and Qualification.

(a) The Company is an exempted company limited by shares duly incorporated and validly existing under the Laws of Bermuda. The Company has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as currently conducted and is qualified to do business and, to the extent such concept is applicable, is in good standing as a foreign corporation or other legal entity in each jurisdiction in which the ownership, leasing or operation of its properties or assets or conduct of its business requires such qualification, except as would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect. The Company has made available to Parent true and complete copies of its memorandum of association and bye-laws, and the comparable Organizational Documents of each of the Company’s Subsidiaries, in effect as of the date of this Agreement. Neither the Company nor any of its Subsidiaries is in material violation of any of the provisions of its memorandum of association and bye-laws or other comparable Organizational Documents.

(b) Each of the Company’s Subsidiaries is duly incorporated or organized, validly existing and in good standing (where such concept is recognized under applicable Law) under the Laws of the jurisdiction of its incorporation or organization, except where the failure to be so incorporated or organized, existing or in good standing would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect.

4.2 Capital Structure.

(a) The authorized share capital of the Company consists of 140,000,000 Shares and 10,000,000 preferred shares, of which 6,000 are designated Series A Preference Shares and 6,000 are designated Series B Preference Shares. As of the Capitalization Date: (i) 40,851,445 Shares were issued and outstanding, (ii) 983,897 Shares were underlying outstanding Company RSUs (assuming attainment of maximum performance under any performance vesting conditions); (iii) 6,000 Series A Preference Shares and 6,000 Series B Preference Shares were issued and outstanding; (iv) 606,268 Shares were subject to outstanding Company Options; and (v) 1,024,851 Shares were reserved and available for new award grants pursuant to the Company’s Share Plan. Since the Capitalization Date and through the date of this Agreement, (A) neither the Company nor any of its Subsidiaries has issued any securities or interests or incurred any obligation to make any payments based on the price or value of any securities or interests, (B) the Company Share Plan has not been amended or otherwise modified, (C) no Shares or Company Preference Shares have been repurchased or redeemed or issued (other than with respect to the vesting or settlement of Company Equity Awards outstanding prior to the Capitalization Date and pursuant to the terms of the applicable Company Share Plan in effect on the Capitalization Date or as otherwise expressly permitted by this Agreement), and (D) no Shares have been reserved for issuance and no Company Equity Awards have been granted, except pursuant to the terms of the applicable Company Share Plan in effect on the Capitalization Date.

(b) Section 4.2(b) of the Company Disclosure Letter sets forth for each outstanding Company Equity Award as of the Capitalization Date (i) the name of the holder thereof, (ii) the location of such holder, (iii) the type of Company Equity Award and number of Shares related thereto (and, if applicable, assuming achievement of the applicable performance metrics at the maximum level of performance and in the case of Company Options, the exercise price), (iv) whether such holder is an employee of the Company as of the Capitalization Date, (v) the date of grant, (vi) the vesting schedule and (vii) accrued dividend equivalent amounts in respect of such Company Equity Awards (the “Company Equity Award Schedule”).

(c) Neither the Company nor any of its Subsidiaries has outstanding any bonds, debentures, notes or other obligations, the holders of which have the right to vote (or convert into or be exercised for securities having the right to vote) with the shareholders of the Company on any matter or with the equity holders of any of the Company’s Subsidiaries on any matter, respectively.

(d) Set forth in Section 4.2(d) of the Company Disclosure Letter is a list, as of the date of this Agreement, of all the Subsidiaries of the Company, listing for each such Subsidiary its name, jurisdiction, and authorized share capital or other equity interest, and for any Subsidiary that is not a Wholly Owned Subsidiary, the number and type of its issued and outstanding shares of capital stock or other equity interest and the current ownership of such shares or interests. Other than such Subsidiaries, as of the date hereof, there are no other

Persons in which the Company or any of its Subsidiaries owns, of record or beneficially, any direct or indirect capital stock or other equity interest or any right (contingent or otherwise) to acquire the same. All of the shares of capital stock or other equity interests of each of the Subsidiaries held directly or indirectly by the Company are duly authorized, validly issued, fully paid and nonassessable, and are owned by the Company or its Subsidiaries, free and clear of all Encumbrances, other than Permitted Encumbrances.

(e) All of the issued and outstanding share capital or other securities of the Company (including, for the avoidance of doubt, the Shares and Company Preference Shares) have been duly authorized and are validly issued, fully paid and non-assessable and free and clear of any Encumbrance (other than any Permitted Encumbrance). Upon the issuance of any Shares in accordance with the terms of the Company Share Plan in effect on the Capitalization Date or as otherwise expressly permitted by this Agreement, such Shares will be duly authorized, validly issued, fully paid and non-assessable and free and clear of any Encumbrance (other than any Permitted Encumbrance). Each of the outstanding shares of capital stock or other securities of each of the Company’s Subsidiaries is duly authorized, validly issued, fully paid and non-assessable and, except for directors’ qualifying shares, owned by the Company or by a Wholly Owned Subsidiary of the Company, free and clear of any Encumbrance (other than any Permitted Encumbrance). None of the Company’s Subsidiaries owns any of the Shares.

(f) Except (i) as set forth in the Organizational Documents of the Company and its Subsidiaries and (ii) for the Company Equity Awards set forth on the Company Equity Award Schedule, there are no preemptive, subscription or other outstanding rights, options, warrants, conversion rights, share or stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that obligate the Company or any of its Subsidiaries to issue or to sell any shares of capital stock or other securities of the Company or any of its Subsidiaries or any securities or obligations convertible or exchangeable into or exercisable for, valued by reference to, or giving any Person a right to subscribe for or acquire, any securities of the Company or any of its Subsidiaries, and no securities or obligations evidencing such rights are authorized, issued or outstanding.

4.3 Corporate Authority; Approval and Fairness.

(a) The Company has all requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform under this Agreement and the Statutory Merger Agreement and to consummate the Transactions, and, except for obtaining the Requisite Company Vote, executing and delivering the Statutory Merger Agreement and filing the Merger Application with the Registrar pursuant to the Companies Act, no other action on the part of the Company is necessary to authorize the execution, delivery and performance by the Company of this Agreement and the Statutory Merger Agreement and the consummation by the Company of the Transactions. This Agreement has been duly executed and delivered by the Company and, assuming due execution and delivery by Parent and Merger Sub, constitutes a valid and binding agreement of the Company enforceable against the Company in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(b) The Company Board has (i) determined that the Per Share Merger Consideration constitutes fair value for each Share in accordance with the Companies Act, (ii) determined that the conversion of each Company Preference Share into a preference share of the Surviving Company pursuant to Sections 3.1(d)(i)(1) and 3.1(d)(ii)(1) constitutes fair value for each such Company Preference Share in accordance with the Companies Act, (iii) determined that the Merger, on the terms and subject to the conditions set forth herein, is fair to, and in the best interests of, the Company, (iv) approved the Transactions, this Agreement and the Statutory Merger Agreement and (v) resolved, subject to Section 7.2, to recommend approval of the Merger, this Agreement and the Statutory Merger Agreement to the Company’s shareholders (such recommendation, the “Company Board Recommendation”).

(c) The Company has received the opinion of its financial advisor, BofA Securities, Inc., to the effect that the Merger Consideration is fair from a financial point of view, as of the date of such opinion, to the holders of Shares, other than Excluded Shares, that are not Dissenting Shares. A copy of such opinion has been or will promptly be delivered to Parent for informational purposes only following the execution and delivery of this Agreement by Parent and Merger Sub.

4.4 Governmental Filings; No Violations.

(a) Other than the expirations of the statutory waiting periods and the filings, notices, reports, consents, registrations, approvals, permits and authorizations (i) under the HSR Act, (ii) associated with the filing of the Merger Application with the Registrar pursuant to the Companies Act, (iii) required to be made with or obtained from the SEC, (iv) required to be made with or by the NYSE or the JSE, (v) under state securities and “blue sky” Laws, (vi) to the Bermuda Monetary Authority, or (vii) set forth in Section 4.4(a) of the Company Disclosure Letter (collectively, the “Company Approvals”), and assuming the accuracy of the representations and warranties set forth in Section 5.3(a), no expirations of any statutory waiting periods under applicable Laws are required and no filings, notices, reports, consents, registrations, approvals, permits or authorizations are required to be made by the Company or any of its Subsidiaries with any Governmental Entity in connection with the execution and delivery of and performance under this Agreement and the consummation of the Transactions, except as would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect or prevent, materially delay or materially impair the ability of the Company to consummate the Transactions.

(b) The execution and delivery of and performance under this Agreement by the Company do not, and the consummation of the Transactions will not: (i) assuming (solely with respect to the consummation of the Transactions) the Requisite Company Vote is obtained, constitute or result in a breach or violation of or a contravention or conflict with the Organizational Documents of the Company or any of its Subsidiaries; (ii) assuming (solely with respect to the performance under this Agreement by the Company and the consummation of the Transactions) the Requisite Company Vote is obtained and the statutory waiting periods, filings, notices, reports, consents, registrations, approvals, permits and authorizations contemplated by Section 4.4(a) expire, are made or obtained, as applicable, with or without notice, lapse of time or both, constitute or result in a breach or violation of or a contravention or conflict with any Law to which the Company or any of its Subsidiaries is subject; or (iii) assuming (solely with respect to the entry into and performance under this Agreement by the Company and the consummation of the Transactions) the statutory waiting periods, filings, notices, reports, consents, registrations, approvals, permits and authorizations contemplated by Section 4.4(a) expire, are made or are obtained, as applicable, with or without notice, lapse of time or both, constitute or result in a breach or violation of, or default under, the creation of any right or obligation under or the creation of an Encumbrance (other than any Permitted Encumbrance) on any of the rights, properties or assets of the Company or any of its Subsidiaries pursuant to any Material Contract or Lease, except, in the case of clauses (ii) and (iii) of this Section 4.4(b), as would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect or prevent, materially delay or materially impair the ability of the Company to consummate the Transactions.

4.5 Compliance with Laws; Licenses.

(a) Compliance with Laws. Since the Applicable Date, the Company and each of its Subsidiaries have been, and are, in compliance with any Law (other than compliance with the FCPA and Other Anti-Bribery Laws, to which Section 4.5(b) applies) applicable to the Company and any of its Subsidiaries or by which any of their respective properties, rights or assets are bound, in each case, except as would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect. Except as would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect, no investigation, review or proceeding by any Governmental Entity with respect to the Company or any of its Subsidiaries or their operations is pending or, to the Knowledge of the Company, threatened in writing, and, to the Knowledge of the Company, no Governmental Entity has indicated an intention to conduct the same.

(b) FCPA and Other Anti-Bribery Laws.

(i) The Company, its Subsidiaries, their respective directors and officers, and, to the Knowledge of the Company, their respective employees, agents or Persons acting on behalf or for the benefit of the Company, in each case, are in compliance with and, for the past five years, have complied with, the FCPA and Other Anti-Bribery Laws in all material respects.

(ii) For the past five years, neither the Company nor any of its Subsidiaries, their respective directors or officers, or, to the Knowledge of the Company, any employees, agents or other Persons acting on behalf or for the benefit of the Company, has (A) been charged or convicted or the subject of any investigation, by any Governmental Entity for any actual, alleged or suspected violation of the FCPA or Other Anti-Bribery Laws; or (B) offered, promised, provided, or authorized the provision of any money or other thing of value, directly or indirectly, to any government official, or to any Person while knowing that all or a portion of such money or other thing of value will be offered, given, or promised, directly or indirectly, to any government official, for the purpose of corruptly (1) influencing any act or decision of such government official in his or her official capacity, (2) inducing such government official to do or omit to do any act in violation of his or her lawful duties, (3) securing an improper advantage, or (4) inducing such government official to influence any act or decision of any Governmental Entity, in each case for the purpose of obtaining or retaining business for or with, or directing business to, any person.

(iii) For the past five years, the Company and its Subsidiaries have maintained in effect policies and procedures reasonably designed to promote compliance by the Company, its Subsidiaries, their respective officers, employees, agents, and any Person acting on behalf or for the benefit of the Company with the FCPA and Other Anti-Bribery Laws.

(c) Export and Sanctions Regulations.

(i) The Company, each of its Subsidiaries, their respective directors and officers, and, to the Knowledge of the Company, their respective employees, agents or Persons acting on behalf or for the benefit of the Company, in each case, is in compliance with, and, for the past five years, has been in compliance with, the Export and Sanctions Regulations in all material respects.

(ii) During the past five years, neither the Company nor any of its Subsidiaries, nor any of their respective directors or officers, or, to the Knowledge of the Company, any employees, agents or other Persons acting on behalf or for the benefit of the Company, has (A) has made any voluntary, directed or involuntary disclosure to any Governmental Entity with respect to any alleged act or omission arising under or relating to any non-compliance with Export and Sanctions Regulations, (B) has been the subject of an actual investigation, inquiry or enforcement proceeding relating to Export and Sanctions Regulations, nor has any such investigation, inquiry or enforcement been threatened in writing, or (C) received any written notice, request, penalty, or citation for any actual or potential non-compliance with Export and Sanctions Regulations.

(iii) None of the Company, its Subsidiaries, nor any of their respective directors, officers, employees, agents, representatives or other Persons acting on behalf of the Company or its Subsidiaries is or has been a Sanctioned Person.

(iv) The Company has instituted policies and procedures reasonably designed to promote compliance with the Export and Sanctions Regulations and has maintained such policies and procedures in full force and effect.

(d) Licenses. The Company and each of its Subsidiaries holds, and is in compliance with, all Licenses necessary to conduct its respective businesses as currently conducted as of the date of this Agreement and as required by all Laws applicable thereto, in each case, except as would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect. All Licenses of the Company and its Subsidiaries are in full force and effect, and no suspension or cancellation of any of the Licenses of the Company or any of its Subsidiaries is pending or, to the Knowledge of the Company, threatened, except where the failure to be in possession of or be in full force and effect with, or the suspension or cancellation of, any of the Licenses of the Company or any of its Subsidiaries would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect.

4.6 Company Reports.

(a) Since the Applicable Date, all Company Reports have been filed or furnished on a timely basis. Each of the Company Reports (including exhibits and other information incorporated therein) filed or furnished since the Applicable Date, at the time of its filing or being furnished (or, if amended or supplemented, as of the date of the last such amendment or supplement, or, in the case of a Company Report that is a registration statement filed pursuant to the Securities Act or a proxy statement filed pursuant to the Exchange Act, on the date of effectiveness of such Company Report or date of the applicable meeting, respectively), complied or will comply (as applicable), in all material respects, with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as applicable. The Company Reports (including exhibits and other information incorporated therein) filed or furnished since the Applicable Date have not and will not (as applicable) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading, in each case when filed or furnished, or with respect to any proxy statement filed pursuant to the Exchange Act, on the date of the applicable meeting. As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC staff with respect to the Company Reports.

(b) (i) The Company has not received any non-public comment letters or other material correspondence from the SEC since the Applicable Date and (ii) since the Applicable Date, neither the Company nor any of the Company’s Subsidiaries has received from the SEC any written comments or questions with respect to any of the Company Reports (including the financial statements included therein) or any registration statement filed by any of them with the SEC or any notice from the SEC that such Company Reports (including the financial statements included therein) or registration statements are being reviewed or investigated, and, to the Knowledge of the Company, there is no investigation or review being conducted by the SEC of any Company Reports (including the financial statements included therein), in each case, except as would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect or prevent, materially delay or materially impair the ability of the Company to consummate the Transactions.

(c) Since the Applicable Date, the Company has complied in all material respects with the applicable listing and corporate governance rules and regulations of the NYSE and the JSE.

4.7 Disclosure Controls and Procedures and Internal Control Over Financial Reporting.

(a) The Company maintains, and, at all times since the Applicable Date, has maintained, “disclosure controls and procedures” required and as defined by Rule 13a-15 and Rule 15d-15, as applicable, under the Exchange Act that are reasonably designed to ensure that all information required to be disclosed in the Company Reports is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC.

(b) The Company maintains a system of “internal control over financial reporting” (as defined in Rule 13a-15 under the Exchange Act) designed to provide reasonable assurance (i) that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP, (ii) that receipts and expenditures of the Company are being made only in accordance with authorizations of management of the Company and the Company Board and (iii) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of the Company’s and the Company’s Subsidiaries’ properties or assets.

(c) The Company’s management has completed an assessment of the effectiveness of the Company’s system of internal control over financial reporting in compliance with the requirements of Section 404 of the

Sarbanes-Oxley Act for the fiscal year ended December 31, 2022, and such assessment concluded that those controls were effective. The Company has disclosed, based on its most recent evaluation of the Company’s internal control over financial reporting prior to the date of this Agreement, to the Company’s independent registered public accounting firm and the Audit Committee (i) any significant deficiencies and material weaknesses in the design or operation of its internal controls over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) that are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the preparation of financial statements or the internal accounting controls utilized by the Company and the Company’s Subsidiaries. The Company has made available to Parent a summary of any such disclosure made by management to the Company’s independent registered public accounting firm and the Audit Committee since the Applicable Date.

4.8 Financial Statements; No Undisclosed Liabilities.

(a) Financial Statements. Each of the consolidated balance sheets and consolidated statements of operations, shareholders’ equity and cash flows included in or incorporated by reference into the Company Reports filed since the Applicable Date: (i) were or will be prepared (as applicable), in each case, in accordance with GAAP, except as may be noted therein; and (ii) did or will fairly present, in all material respects (as applicable), the consolidated financial position of the Company and its consolidated Subsidiaries as of its date and the financial position, consolidated results of operations, changes in shareholders’ equity and cash flows, as the case may be, of such companies as of and for the periods set forth therein, as applicable (subject, in the case of any unaudited statements, to notes and normal year-end audit adjustments).

(b) No Undisclosed Liabilities. Except for obligations and liabilities (i) reflected or reserved against in the Company’s most recent consolidated balance sheet (including the notes thereto) included in or incorporated by reference into the Company Reports filed prior to the date of this Agreement, (ii) incurred in the Ordinary Course of Business since the date of such consolidated balance sheet, (iii) incurred pursuant to this Agreement or (iv) incurred pursuant to Contracts or Licenses binding on the Company or any of its Subsidiaries or pursuant to which their respective properties and assets are bound (other than those resulting from a breach of such Contract or License or violation of Law), there are no obligations or liabilities of any nature of the Company or any of its Subsidiaries, whether or not accrued, absolute, contingent or otherwise and whether or not required to be disclosed, that would, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect.

(c) Off-Balance Sheet Arrangements. The Company is not a party to, nor does it have any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among the Company, on the one hand, and any Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act)).

4.9 Litigation.

(a) Excluding Proceedings relating to Taxes covered in Section 4.16, since the Applicable Date, there have been no, and there are no, Proceedings against the Company or any of its Subsidiaries pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries, except as would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect or prevent, materially delay or materially impair the ability of the Company to consummate the Transactions.

(b) Since the Applicable Date, neither the Company nor any of its Subsidiaries has been a party to or subject to the provisions of any Order, except as would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect or prevent, materially delay or materially impair the ability of the Company to consummate the Transactions.

4.10 Absence of Certain Changes.

(a) Since December 31, 2022 and through the date of this Agreement, the Company and its Subsidiaries have conducted their respective businesses in all material respects in the Ordinary Course of Business, except for the negotiation, execution, delivery and performance of this Agreement.

(b) Since December 31, 2022 and through the date of this Agreement, there has not been a Company Material Adverse Effect or any event, change, occurrence, condition, development, circumstance, fact or effect that, individually or in the aggregate with such other events, changes, occurrences, conditions, developments, circumstances, facts or effects, would reasonably be expected to result in a Company Material Adverse Effect.

(c) Since December 31, 2022 and through the date of this Agreement, neither the Company nor any of its Subsidiaries has taken any action that, if taken during the period from the date of this Agreement to the Effective Time, would constitute a breach of Sections 7.1(b)(i), 7.1(b)(xi), 7.1(b)(xii), 7.1(b)(xix) or 7.1(b)(xx) (or has agreed, authorized or committed to do any of the foregoing) had such action been taken after the date of this Agreement.

4.11 Material Contracts.

(a) Each of the Company’s “material contracts” pursuant to Item 601(b)(10) of Regulation S-K promulgated by the SEC (a “Filed Company Contract”) has been filed with the SEC.

(b) Section 4.11(b) of the Company Disclosure Letter sets forth a true, correct and complete list as of the date of this Agreement of each of the following Contracts (other than Company Benefit Plans) to which the Company or any of its Subsidiaries is a party or by which the Company, any of its Subsidiaries or any of their respective properties or assets is bound, without duplication (each such Contract and each Filed Company Contract, whether entered into prior to, on or after the date hereof, a “Material Contract”), and the Company has made available to Parent a true, correct and complete copy (including all amendments or modifications, but, with respect to any Material Contract after the date hereof, the Company shall make available such copy reasonably promptly after the Company enters into such Material Contract) of each such Material Contract:

(i) any Contract (excluding purchase orders for containers, roll trailers, chassis, tank containers, gensets or similar goods purchased for leasing to customers in the Ordinary Course of Business) relating to any Indebtedness (whether secured or unsecured) (A) of the Company or any of its Subsidiaries or (B) in respect of any asset-backed securitization or similar transactions (whether or not off-balance sheet) under which the Company or any of its Subsidiaries is an issuer, in the case of each of (A) and (B), with a principal amount in excess of $10,000,000 (whether outstanding or that may be incurred by its terms), other than, in the case of the foregoing clause (A), any such Contract solely between or among the Company and its Wholly Owned Subsidiaries or between or among the Company’s Wholly Owned Subsidiaries;

(ii) any Contract (excluding leases or purchase orders for containers, roll trailers, chassis, tank containers, gensets or similar goods purchased for leasing to customers in the Ordinary Course of Business) that relates to the acquisition or disposition of any assets, properties, Person or any business division thereof (whether by merger, sale of stock, sale of assets or otherwise) (A) involving amounts in excess of $15,000,000, (B) with material obligations remaining to be performed or with material actual or potential liability continuing after the date of this Agreement or (C) pursuant to which any earn-out or deferred or contingent payment obligation of more than $1,500,000 remains outstanding against the Company;

(iii) any Contract pursuant to which the Company or any of its Subsidiaries grants any license or covenant not to be sued under any material Intellectual Property Rights owned by the Company or any of its Subsidiaries, other than non-exclusive licenses granted in the Ordinary Course of Business;

(iv) any Contract pursuant to which the Company or any of its Subsidiaries obtains any license or covenant not to be sued under any Intellectual Property Rights that are material to the businesses of the

Company or any of its Subsidiaries (provided that any agreements with Company Service Providers in the Ordinary Course of Business with respect to confidentiality and assignment of Intellectual Property Rights and licenses for open source Software shall not be required to be listed under Section 4.11(b) of the Company Disclosure Letter and the Company shall not be required to provide a true, correct and complete copy of such agreements or licenses to Parent), other than non-exclusive licenses for off-the-shelf Software (including Software provided as a service) or information technology services that have been granted on standardized, generally available terms;

(v) any partnership, limited liability company, joint venture or other similar agreement or arrangement relating to the formation, creation, operation, management or control of any partnership, limited liability company or joint venture material to the Company or any of its Subsidiaries or in which the Company or any of its Subsidiaries owns an interest, except for the Organizational Documents of the Company and its Subsidiaries and any other agreements or arrangements solely between the Company and its Wholly Owned Subsidiaries or solely among the Company’s Wholly Owned Subsidiaries;

(vi) any Contract (excluding equipment or inventory leases or other Contracts containing purchase options over equipment or inventory in the Ordinary Course of Business, the Company Equity Awards or the Organizational Documents of the Company and its Subsidiaries) that contains a put, call, right of first refusal, right of first offer or similar right or obligation or any other obligation pursuant to which the Company or any of its Subsidiaries would be required to, directly or indirectly, purchase or sell, as applicable, any securities, capital stock or other interests, assets or business;

(vii) any Contract with respect to any swap, forward, spot, future, credit default or derivative transaction or option or similar agreement involving, or settled by reference to, one or more rates, currencies, commodities, equity or debt instruments or securities, or economic, financial or pricing indices or measures of economic, financial or pricing risk or value or any similar transaction or any combination of these transactions (not including, for the avoidance of doubt, any plan providing for payments only on account of services provided by current or former directors, officers, employees or consultants) (each such Contract, a “Swap Contract”);

(viii) any Contract that contains (A) a non-compete or client or customer non-solicit requirement or any other provision which restricts in any material respect the ability of the Company or any of its Affiliates to compete in any material line of business or geographic area or (B) “most favored nation,” “exclusivity” or similar provisions which limit in any material respect the freedom or right of the Company or any of its Subsidiaries to sell, lease or distribute any products or services for any Person;

(ix) any Contract between the Company or any of its Subsidiaries, on the one hand, and any present executive, officer or director of either the Company or any of the Company’s Subsidiaries, on the other hand, other than Company Benefit Plans and Contracts pursuant to the Company Share Plan;

(x) any Contract that by its terms limits the payment of dividends or other distributions by the Company or any of its Subsidiaries;

(xi) any Contract that creates a material Encumbrance (other than any Permitted Encumbrance) on any material asset of the Company or any of its Subsidiaries, taken as a whole;

(xii) any Contract that relates to the settlement or compromise of claims against the Company or any of its Subsidiaries or similar agreement (or proposed settlement, compromise or similar agreement) (A) with any Governmental Entity or (B) which subjects the Company or any of its Affiliates to any material ongoing requirements or restrictions;

(xiii) any Contract that, individually, or together with any related Contracts, requires an aggregate payment by the Company or any of its Subsidiaries, from and after the date of this Agreement until the end of the term of such Contract, in excess of $15,000,000, except for (A) any Contract that may be cancelled without penalty or termination payment by the Company or its Subsidiaries upon notice of 60 days or less and (B) any Contract for the purchase or sale of containers, roll trailers, chassis, tank containers, gensets or similar goods in the Ordinary Course of Business, including any acquisitions of the foregoing goods in connection with sale/leaseback transactions that were entered into prior to January 1, 2023; and

(xiv) the terms and conditions of lease for each customer set forth on Section 4.11(b)(xiv) of the Company Disclosure Letter.

(c) Except for expirations, including any non-renewals, in the Ordinary Course of Business after the date of this Agreement and in accordance with the terms of such Material Contract, each Material Contract is in full force and effect, valid and binding on, and enforceable against, the Company or one or more of its Subsidiaries, as the case may be, and, to the Knowledge of the Company, each other party thereto, subject to the Bankruptcy and Equity Exception and except as would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect.

(d) As of the date of this Agreement, there is no breach or violation of, or default under, any Material Contract by the Company or any of its Subsidiaries or, to the Knowledge of the Company, any other party thereto, and no event has occurred that, with or without notice, lapse of time or both, would constitute or result in a breach or violation of, or default under, any such Contract by the Company or any of its Subsidiaries or, to the Knowledge of the Company, any other party thereto, in each case, except as would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect.

4.12 Lease Terms and Conditions.

(a) Except as would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect, each Contract comprising a lease agreement with a Customer, the terms and conditions of which are listed on Section 4.11(b)(xiv) of the Company Disclosure Letter (including the lease schedules related thereto, collectively, a “Lease Agreement”), to which the Company or any of its Subsidiaries is currently a party with its respective lessees constitutes a legal, valid, binding and enforceable obligation in accordance with container leasing industry practice, of the contractual counterparties that are a party thereto, in accordance with its terms, except as such enforcement may be limited by the Bankruptcy and Equity Exception.

(b) As of the date of this Agreement, there is no breach or violation of, or default under, any Lease Agreement by the Company or any of its Subsidiaries or, to the Knowledge of the Company, any other party thereto, and no event has occurred that, with or without notice, lapse of time or both, would constitute or result in a breach or violation of, or default under, any such Lease Agreement by the Company or any of its Subsidiaries or, to the Knowledge of the Company, any other party thereto, in each case, except as would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect.

4.13 Employee Benefits.

(a) Section 4.13(a) of the Company Disclosure Letter sets forth a correct and complete list of each material Company Benefit Plan.

(b) With respect to each material Company Benefit Plan, the Company has made available to Parent, to the extent applicable, correct and complete copies of (i) the Company Benefit Plan document, including any amendments or supplements thereto, and all related trust documents, insurance Contracts or other funding vehicle documents (or where no such copies are available, a reasonably detailed written description thereof), (ii) the most recently prepared actuarial report, if any, (iii) all material correspondence to or from any Governmental Entity received in the last three years with respect thereto (or where no such copies are available, a reasonably detailed written description thereof), (iv) the most recent summary plan description together with any summaries of all material modifications and supplements thereto, (v) the most recent IRS determination or opinion letter, and (vi) the two most recent annual reports (Form 5500 or 990 Series and, for the avoidance of doubt, all schedules and financial statements attached thereto). Notwithstanding the foregoing, in the case of a Company Benefit Plan maintained by a professional employer organization, the Company has made available to Parent a summary of the benefits provided under such plan.

(c) Except, in each case, as would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect:

(i) Each Company Benefit Plan (including any related trusts) has been established, operated and administered in compliance with its terms and applicable Laws, including ERISA and the Code, all contributions or other amounts payable by the Company or any of its Subsidiaries with respect thereto in respect of current or prior plan years have been paid or accrued in accordance with GAAP and there are no Proceedings (other than routine claims for benefits) pending or, to the Knowledge of the Company, threatened in writing by a Governmental Entity by, on behalf of or against any Company Benefit Plan or any trust related thereto that would reasonably be expected to result in any liability to the Company or any of its Subsidiaries.

(ii) Each Company Benefit Plan that is maintained for Company Employees outside of the U.S. (A) if intended to qualify for special Tax treatment, meets all the requirements for such treatment, (B) if required, to any extent, to be funded, book-reserved or secured by an insurance policy, is fully funded, book-reserved or secured by an insurance policy, as applicable, based on reasonable actuarial assumptions in accordance with applicable accounting principles, and (C) has been maintained in compliance with all applicable Laws.

(iii) Each ERISA Plan that is intended to be qualified under Section 401(a) of the Code has been determined by the IRS to be so qualified and, to the Knowledge of the Company, nothing has occurred that would reasonably be expected to adversely affect the qualification or Tax exemption of any such Company Benefit Plan. With respect to any ERISA Plan, neither the Company nor any of its Subsidiaries has engaged in a transaction in connection with which the Company or any of its Subsidiaries reasonably would be subject to either a civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a Tax imposed pursuant to Section 4975 or 4976 of the Code.

(d) During the past six years, neither the Company nor any of its Subsidiaries nor any Company ERISA Affiliate has maintained, sponsored, participated in or contributed to (or been obligated to maintain, sponsor, participate in or contribute to), or has any current or contingent liability under, any (A) plan that is subject to Section 412 of the Code or Section 302 or Title IV of ERISA, (B) Multiemployer Plan, (C) multiple employer plan as described in Section 413(c) of the Code or (D) “multiple employer welfare arrangement” as defined in Section 3(40) of ERISA.

(e) Except as required by applicable Law or benefits in the nature of severance pay, no Company Benefit Plan provides retiree or post-employment medical, disability, life insurance or other welfare benefits to any Person, and none of the Company or any of its Subsidiaries has any obligation to provide any such benefits.

(f) None of the execution and delivery of or the performance under this Agreement by the Company or the consummation of the Transactions would, either alone or in combination with another event that would not in and of itself trigger such result (A) entitle any Company Service Provider to severance pay or any increase in severance pay (other than severance pay required by any Law), (B) accelerate the time of payment or vesting, or increase the amount of compensation due to any such Company Service Provider, (C) cause the Company to transfer or set aside any assets to fund any benefits under any Company Benefit Plan, (D) limit or restrict the right to amend, terminate or transfer the assets of a Company Benefit Plan on or following the Effective Time, or (E) result in the payment of any amount that would, individually or in combination with any other such payment, constitute an “excess parachute payment” as defined in Section 280G(b)(1) of the Code. None of the Company or any of its Subsidiaries has any obligation to gross-up, indemnify or otherwise reimburse any Company Service Provider for any Tax incurred by such individual under Section  409A or 4999 of the Code.

4.14 Labor Matters.

(a) As of the date of this Agreement, neither the Company nor any of its Subsidiaries is a party to or bound by any collective bargaining agreement or other agreement or arrangement with a labor union, labor organization, works council or similar organization, and, to the Knowledge of the Company, there are no activities or Proceedings by any individual or group of individuals, including representatives of any labor unions, labor organizations, works councils or similar organizations, to organize any Company Employees. No labor union, labor organization, works council, or group of Company Employee has made a pending demand for recognition or certification, and there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or threatened to be brought or filed with the National Labor Relations Board or any other labor relations tribunal or authority. No Company Employees are represented by any labor union, labor organization or works council.

(b) As of the date of this Agreement, with respect to the Company Employees, there is no strike, lockout, slowdown, work stoppage, unfair labor practice or other material labor dispute, or material arbitration or grievance pending or, to the Knowledge of the Company, threatened.

(c) To the Knowledge of the Company, no Company Employee at the level of Vice President or above is in any material violation of any term of any employment agreement, nondisclosure agreement, common law nondisclosure obligation, fiduciary duty, non-competition agreement, restrictive covenant or other obligation to the Company that is, in each instance, likely to cause material harm to the Company.

(d) The Company and its Subsidiaries are not delinquent in payments to any Company Service Provider for any services or amounts required to be reimbursed or otherwise paid, except as would not be reasonably be expected to result in a Company Material Adverse Effect.

(e) None of the Company or its Subsidiaries is party to a settlement agreement with a current or former officer, employee or independent contractor of the Company or its Subsidiaries that involves allegations relating to sexual harassment by an executive of the Company or its Subsidiaries. To the Knowledge of the Company, in the last three years, no allegations of sexual harassment have been made against any executive officer of the Company or its Subsidiaries in their capacity as an officer of the Company or its Subsidiaries.

(f) To the Knowledge of the Company, no Company Employee, who is at the level of Vice President or higher, has provided notice to the Company of his or her intention to terminate his or her employment.

4.15 Environmental Matters. Except as would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect: (a) since the Applicable Date, the Company and its Subsidiaries have complied at all times with all applicable Environmental Laws; (b) to the Knowledge of the Company, no property currently owned or operated by the Company or any of its Subsidiaries (including soils, groundwater, surface water, buildings and surface and subsurface structures) or to the Knowledge of the Company any property formerly owned or operated by the Company or any of its Subsidiaries is contaminated with any Hazardous Substance which would reasonably be expected to require remediation or other action pursuant to any Environmental Law; (c) neither the Company nor any of its Subsidiaries is subject to any obligation or liability for any Hazardous Substance disposal or contamination on any third-party property; (d) since the Applicable Date, neither the Company nor any of its Subsidiaries has received any notice, demand, letter, claim or request for information alleging that the Company or any of its Subsidiaries may be in violation of or subject to any obligation or liability under any Environmental Law, which has not been resolved; (e) neither the Company nor any of its Subsidiaries is subject to any Order or other agreement with any Governmental Entity or any indemnity or other agreement with any third party relating to any obligations or liabilities under any Environmental Law; and (f) there are no other circumstances or conditions involving the Company or any of its Subsidiaries that would reasonably be expected to result in any claim, obligation, liability, investigation, cost or restriction on the ownership, use, or transfer of any property pursuant to any Environmental Law. Since the Applicable Date, the Company has not received any reports, data, investigations, audits, assessments (including Phase I environmental site assessments and Phase II environmental site assessments), correspondence, studies, analyses, tests or monitoring pertaining to: (i) any material unresolved environmental liabilities; (ii) any Hazardous Substances in, on, beneath or adjacent to any property currently or formerly owned, operated or leased by the Company or any of its Subsidiaries; or (iii) the Company’s or any of its Subsidiaries’ compliance with applicable Environmental Laws.

4.16 Tax Matters.

(a) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(i) The Company and each of its Subsidiaries (A) has prepared in good faith and duly and timely filed (taking into account any extension of time within which to file) all Tax Returns required to be filed by or on behalf of any of them with the appropriate Taxing Authority and all such filed Tax Returns are true, correct and complete in all respects, (B) has timely paid all Taxes due and payable whether or not shown on any such Tax Returns, except with respect to matters contested in good faith and for which adequate reserves have been established in accordance with GAAP, (C) has withheld and timely paid to the appropriate Taxing Authority all Taxes required by Law, including in connection with amounts paid or owing to any employee, shareholder, creditor, independent contractor or third party (each as determined for Tax purposes), and (D) has not waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency (except for extensions of time to file income Tax Returns obtained in the Ordinary Course of Business). No power of attorney has been granted with respect to any matter relating to Taxes of the Company or any of its Subsidiaries that will remain in effect after the Closing Date.

(ii) The Company and its Subsidiaries have never received a claim from a Taxing Authority in any jurisdiction where the Company and its Subsidiaries do not file Tax Returns stating that such jurisdiction believes that the Company or its Subsidiaries are required to file any Tax Return or that the Company or its Subsidiaries are or may be subject to Tax in such jurisdiction. Neither the Company nor any of its Subsidiaries has ever had a permanent establishment (within the meaning of an applicable Tax treaty) or otherwise had an office or fixed place of business outside its respective country of incorporation or organization, as applicable.

(iii) No deficiency with respect to Taxes has been, in writing, proposed, asserted or assessed against the Company or any of its Subsidiaries and there are no pending or threatened Proceedings regarding any Taxes of the Company and its Subsidiaries or the properties or assets of the Company and its Subsidiaries. There are no Encumbrances for material Taxes (other than any Permitted Encumbrance) on any of the properties or assets of the Company or any of its Subsidiaries.

(iv) Neither the Company nor any of its Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement, other than such an agreement or arrangement solely between or among the Company and any of its Wholly Owned Subsidiaries and customary commercial contracts entered into in the Ordinary Course of Business, the principal subject of which is not Taxes.

(v) For the last three years, neither the Company nor any of its Subsidiaries, (A) has been a member of an affiliated group within the meaning of Section 1504(a) of the Code, or any other group of corporations filing (or required to file) a consolidated, combined or unitary U.S. federal, state, local or non-U.S. income Tax Return (other than a group the common parent of which was the Company) or (B) has any liability for the Taxes of any Person (other than the Company or any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of applicable Tax Law), as a transferee or successor, by Contract or otherwise. Neither the Company nor any of its Subsidiaries is a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code.

(vi) All transactions entered into by or among the Company and its Subsidiaries have been made or entered into in accordance with arm’s length principles and are in compliance in all material respects with any applicable provisions of Law regarding transfer pricing, including Section 482 of the Code and the Treasury Regulations thereunder. The Company and each of its Subsidiaries has properly and in a timely manner documented its transfer pricing methodologies in material compliance with the Code, the Treasury Regulations, and any other applicable provision of Law.

(vii) Neither the Company nor any of its Subsidiaries has requested, applied for, sought or received any relief, assistance or benefit, including any deferral of Taxes, from any Taxing Authority under any COVID-19 Relief Legislation.

(viii) Neither the Company nor any of its Subsidiaries is a party to any arrangement that is classified as a partnership for U.S. tax purposes.

(b) During the preceding two-year period, neither the Company nor any of its Subsidiaries has been either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code.

(c) Neither the Company nor any of its Subsidiaries has participated in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2).

(d) Notwithstanding anything to the contrary in this Agreement, (i) except for the representations and warranties set forth in Section 4.13 (to the extent such representations and warranties relate to Tax matters) and this Section 4.16, none of the Company nor any of its Subsidiaries makes, and each such Person hereby expressly disclaims, any express or implied representations or warranties, statutory, common law or otherwise, of any nature, with respect to Taxes, (ii) the representations and warranties of the Company and its Subsidiaries in this Section 4.16 refer only to activities prior to the Closing and shall not serve as representations or warranties regarding, or a guarantee of, nor can they be relied upon with respect to, Taxes attributable to any taxable period (or portion thereof) beginning, or Tax positions taken, after the Closing Date, and (iii) nothing in this Agreement (including the representations and warranties in this Section 4.16) shall be construed as providing a representation and warranty with respect to the existence, amount, expiration date or limitations on (or availability of) any Tax attribute of the Company or its Subsidiaries.

4.17 Leased Real Property; Personal Property.

(a) Section 4.17(a) of the Company Disclosure Letter sets forth the address of each Leased Real Property. The Company has made available to Parent true and complete copies of each lease, sublease, license and occupancy agreement with respect to such Leased Real Property (individually, a “Lease” and collectively, the “Leases”).

(b) Neither the Company nor any of its Subsidiaries owns any real property. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Company or its Subsidiaries have a valid and enforceable leasehold interest in the Leased Real Property. None of the Company’s or any of its Subsidiaries’ leasehold interest in any such Leased Real Property is subject to any Encumbrance, except for Permitted Encumbrances.

(c) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, with respect to the Leased Real Property, (i) the Lease for such property is valid, legally binding, enforceable and in full force and effect in accordance with its terms, subject to the Bankruptcy and Equity Exception, (ii) there is no breach or violation of, or default under, any such Leases by the Company or any of its Subsidiaries or, to the Knowledge of the Company, any other party thereto, and no event has occurred that with or without notice, lapse of time or both, would constitute or result in a breach or violation of, or default under, any such Leases by the Company or any of its Subsidiaries or, to the Knowledge of the Company, any other party thereto or would permit or cause the termination, non-renewal or modification thereof or acceleration or creation of any right or obligation thereunder, and (iii) there are no written or oral subleases, concessions, licenses, occupancy agreements or other Contracts or arrangements granting to any Person other than the Company or its Subsidiaries the right to use or occupy any such property.

(d) Neither the Company nor any of its Subsidiaries has received any written notice of any pending or threatened condemnation of any material Leased Real Property by any Governmental Entity, nor, to the Knowledge of the Company, are there any public improvements or re-zoning measures proposed or in progress that would result in special assessments against or otherwise adversely affect any of the material Leased Real Property that would reasonably be expected to materially interfere with the business or operations of the Company and its Subsidiaries as currently conducted.

(e) The Company or one of the Subsidiaries has good and valid title to, or a valid leasehold interest in, all material tangible personal property reflected on the Company’s audited consolidated balance sheet as of December 31, 2022 and all material tangible personal property acquired by the Company or any Subsidiary since December 31, 2022 (except such personal property as has been disposed of in the Ordinary Course of Business since such date), in each case, free and clear of any and all Encumbrances except Permitted Encumbrances. For purposes of this Section  4.17(e), personal property shall not include shipping containers or related lease agreements.

4.18 Intellectual Property.

(a) All Registered Intellectual Property Rights and other Intellectual Property Rights material to the Company’s or any of its Subsidiaries’ respective businesses that are owned (or purported to be owned) by the Company or any of its Subsidiaries are solely and exclusively owned (legally and beneficially, and, for applications and registrations, of record) by the Company or one of its Subsidiaries, and for Registered Intellectual Property Rights, are subsisting, and to the Knowledge of the Company, valid and enforceable, and are not subject to any outstanding Order adversely affecting the validity or enforceability of, or the Company’s or its Subsidiaries’ ownership or use of, or rights in or to, any such Registered Intellectual Property Rights, in each case, except as would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect.

(b) Neither the Company nor any of its Subsidiaries has received any written claim, notice or invitation to license or similar communication since the Applicable Date, which has not since been resolved, (i) contesting or challenging the validity, enforceability or ownership of any Intellectual Property Rights material to the Company’s or any of its Subsidiaries’ respective businesses that are owned or purported to be owned by the Company or any of its Subsidiaries, or (ii) alleging that the Company or any of its Subsidiaries or any of their respective products or services infringes, misappropriates or otherwise violates the Intellectual Property Rights of any Person, whether directly or indirectly, in each case, except as would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect.

(c) The conduct of the respective businesses of the Company and its Subsidiaries does not infringe, misappropriate or otherwise violate any Intellectual Property Rights of any Person, and has not, since the Applicable Date, infringed, misappropriated or otherwise violated any Intellectual Property Rights of any Person, in each case, in any material respect. To the Knowledge of the Company, since the Applicable Date, no Person has infringed, misappropriated or otherwise violated any Intellectual Property Rights owned by the Company or any of its Subsidiaries, whether directly or indirectly, in any material respect. The foregoing representations and warranties in this Section 4.18(c), in Section 4.18(b)(ii) and those in Section 4.9, as applicable, are the sole representations and warranties herein with respect to any actual or alleged infringement, misappropriation or other violation of Intellectual Property Rights by the Company or any of its Subsidiaries.

(d) No material proprietary Software owned by the Company or any of its Subsidiaries that has been distributed or made available to other Persons contains, is derived from or links to any software subject to an “open source” or similar license that would condition the license for such software on the Company’s or any of its Subsidiaries’ making available the source code for such material proprietary Software under such circumstances. No Person other than the Company and its Subsidiaries (or their employees or contractors, solely for the purpose of performing services) has accessed or possessed (or has any current or contingent right to access or possess) any material proprietary source code owned by the Company or any of its Subsidiaries. All Persons engaged in the development of material Intellectual Property Rights for or on behalf of the Company and its Subsidiaries have assigned their rights in and to same to the Company or such Subsidiaries in writing, except where such rights initially vest in the Company or such Subsidiaries by operation of Law.

(e) The IT Assets owned by the Company and its Subsidiaries are sufficient in all material respects for the current needs of the businesses of the Company and its Subsidiaries, and, to the Knowledge of the Company, since the Applicable Date, there has been no unauthorized or unlawful access to such IT Assets. Such IT Assets have not malfunctioned or failed in a manner that, individually or in the aggregate, has resulted in or is reasonably expected to result in a Company Material Adverse Effect. The IT Assets have appropriate virus protection, security and back-up systems and regularly tested business continuity and disaster recovery plans, which are in accordance with Data Protection Laws and consistent with reasonable practices in the industry, in each case, except as would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect.

(f) The Company and its Subsidiaries have established, implemented and maintained since the Applicable Date written policies regarding privacy, cybersecurity and data security that are compliant with Data Protection Laws (such policies, collectively, the “Privacy and Security Policies”), in each case, in all material respects.

(g) The Company and each of its Subsidiaries has at all times since the Applicable Date (i) complied in material respects with all of their respective Privacy and Security Policies and contractual obligations, and with all Data Protection Laws, including with respect to the collection, use, storage, processing, transmission, transfer (including cross-border transfers), disclosure and protection of Personal Information, vendor due-diligence requirements, and contracts with third parties in all material respects, and (ii) used appropriate technical and organizational measures in material respects as required by Data Protection Laws designed to ensure the confidentiality, integrity, privacy and security of Personal Information, as monitored through penetration tests and vulnerability assessments (and the Company has taken commercially reasonable actions in response to any material identified vulnerabilities), and has remediated all high-level and critical-level vulnerabilities identified on the most recent formal vulnerability assessment prepared by or on behalf of the Company.

(h) Since the Applicable Date, the Company and its Subsidiaries have not (i) suffered any material unauthorized or unlawful access to, or acquisition, disclosure, destruction, loss, compromise, alteration or corruption of, Personal Information owned, maintained, or controlled by or on behalf of the Company or any of its Subsidiaries or (ii) received written notification from any Person alleging a material violation of any Data Protection Laws, Privacy and Security Policies or contractual obligations regarding Personal Information.

4.19 Insurance. Section 4.19 of the Company Disclosure Letter contains a true and complete list of all material insurance policies maintained by or for the benefit of the Company and its Subsidiaries (“Insurance Policies”), true and complete copies of which have been available to Parent. The Insurance Policies are in such amounts and covering such losses and risks as, in the Company’s reasonable determination, are adequate to protect the Company and its Subsidiaries and their respective businesses substantially consistent in character and amount, in all material respects, with that maintained by companies of similar size and financial condition of the Company and its Subsidiaries engaged in businesses similar to those of the Company and its Subsidiaries. Except as would not, individually or in the aggregate, be material to the Company and its Subsidiaries, taken as a whole, (a) all such Insurance Policies are in full force and effect, (b) all premiums due under all such Insurance Policies have been paid in full, (c) no written notice of default, termination, cancellation, or non-renewal with respect to any of the Insurance Policies has been received by the Company or any of its Subsidiaries, and (d) except as set forth on Section 4.19 of the Company Disclosure Letter, the limits of all such Insurance Policies are fully in place without any exhaustion or erosion, there are no open claims under any of the Insurance Policies where the claimed amount exceeds $500,000, and there are no material open claims relating to the Company or any of its Subsidiaries for which the applicable insurer has questioned, disputed or denied coverage.

4.20 Brokers and Finders. Neither the Company nor any of its Subsidiaries, nor any of their respective directors or employees (including any officers), has employed or retained any broker, finder or investment bank or has incurred or will incur any obligation or liability for any brokerage fees, commissions or finder’s fees in connection with the Transactions, except that the Company has retained BofA Securities, Inc. as its financial advisor.

4.21 Anti-Takeover Provisions.

(a) No Takeover Statute applies to the Company with respect to this Agreement, the Statutory Merger Agreement or the Transactions.

(b) The Company is not party to a shareholder rights plan, “poison pill” or similar anti-takeover arrangement, or plan.

4.22 Related Party Transactions. To the Knowledge of the Company, no event has occurred since the date of the Company’s last proxy statement to its shareholders that would be required to be reported by the Company in accordance with Item 404 of Regulation S-K promulgated by the SEC.

4.23 No Other Representations or Warranties; Non-Reliance. Except for the express written representations and warranties made by the Company in this Article IV and in any certificate delivered pursuant to this Agreement, neither the Company nor any other Person makes any express or implied representation or warranty regarding the Company or any of its Subsidiaries or any of its or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects or its or their respective Representatives in connection with this Agreement or the Transactions, and the Company expressly disclaims any other representations or warranties. Each of Parent and Merger Sub acknowledges, and agrees, that it has relied solely on the results of its and its Affiliates’ and their respective Representatives’ independent investigations and the express written representations and warranties made by the Company in this Article IV and in any other certificate or instrument delivered pursuant to this Agreement, and none of Parent, Merger Sub or any of their respective Affiliates or its or their respective Representatives has relied on and none are relying on any representations or warranties regarding the Company or any of its Subsidiaries or any of its or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects or its or their respective Representatives in connection with this Agreement or the Transactions, other than the express written representations and warranties expressly set forth in this Article IV and in any certificate delivered pursuant to this Agreement. The Company acknowledges and agrees with the terms and provisions set forth in Section 5.9.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PARENT

Parent hereby represents and warrants to the Company that:

5.1 Organization, Good Standing and Qualification. Parent and each of its Subsidiaries is a legal entity duly organized, validly existing and, to the extent such concept is applicable, in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as currently conducted and is qualified to do business and, to the extent such concept is applicable, is in good standing as a foreign corporation or other legal entity in each jurisdiction where the ownership, leasing or operation of its properties or assets or conduct of its business requires such qualification, except, solely with respect to Parent’s Subsidiaries (other than Merger Sub), as would not, individually or in the aggregate, reasonably be expected to result in a Parent Material Adverse Effect.

5.2 Corporate Authority.

(a) No vote of holders of capital stock or other securities of Parent is necessary to approve this Agreement, the Statutory Merger Agreement and the Transactions. Parent has all requisite corporate or similar power and authority and has taken all corporate or similar action necessary in order to execute, deliver and perform under this Agreement and the Statutory Merger Agreement and to consummate the Transactions and the Statutory Merger Agreement, and, except for executing and delivering the Statutory Merger Agreement and filing the Merger Application with the Registrar pursuant to the Companies Act, no other action on the part of Parent is necessary to authorize the execution, delivery and performance by Parent of this Agreement and the Statutory Merger Agreement and the consummation by Parent of the Transactions and the Statutory Merger Agreement. This Agreement has been duly executed and delivered by Parent and, assuming due execution and delivery by Merger Sub and the Company, constitutes a valid and binding agreement of Parent, enforceable against Parent in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(b) The applicable governing body of Parent has approved this Agreement, the Statutory Merger Agreement and the Transactions and determined that the terms of this Agreement and the Statutory Merger Agreement are in the best interests of Parent and its shareholders, and declared the advisability of this Agreement, the Statutory Merger Agreement and the Transactions.

5.3 Governmental Filings; No Violations.

(a) Other than the expirations of the statutory waiting periods and the filings, notices, reports, consents, registrations, approvals, permits and authorizations (i) under the HSR Act, (ii) associated with the filing of the Merger Application with the Registrar pursuant to the Companies Act, (iii) required to be made with or by the NYSE or the JSE, or (iv) the approvals set forth in Section 4.4(a) of the Company Disclosure Letter (collectively, the “Parent Approvals”), and assuming the accuracy of the representations and warranties set forth in Section 4.4(a), no expirations of any statutory waiting periods under applicable Laws are required and no filings, notices, reports, consents, registrations, approvals, permits or authorizations are required to be made by Parent or any of its Subsidiaries with, nor are any required to be obtained by Parent or any of its Subsidiaries from, any Governmental Entity, in connection with the execution and delivery of and performance under this Agreement and the consummation of the Transactions, except as would not, individually or in the aggregate, reasonably be expected to result in a Parent Material Adverse Effect.

(b) The execution and delivery of and performance under this Agreement by Parent do not, and the consummation of the Transactions, will not: (i) assuming (solely with respect to the consummation of the Transactions) the satisfaction of the obligations contemplated by Section 7.4, constitute or result in a breach or violation of or a contravention or conflict with the Organizational Documents of Parent or any of its Subsidiaries; (ii) assuming (solely with respect to the performance under this Agreement by Parent and the consummation of the Transactions) the satisfaction of the obligations contemplated by Section 7.4 and the statutory waiting periods, filings, notices, reports, consents, registrations, approvals, permits and authorizations contemplated by Section 5.3(a) expire, are made or obtained, as applicable, with or without notice, lapse of time or both, constitute or result in a breach or violation of or a contravention or conflict with any Law to which Parent or any of its Subsidiaries is subject; or (iii) assuming (solely with respect to the entry into and performance under this Agreement by Parent and the consummation of the Transactions) the statutory waiting periods, filings, notices, reports, consents, registrations, approvals, permits and authorizations contemplated by Section 5.3(a) expire, are made or obtained, as applicable, with or without notice, lapse of time or both, constitute or result in a breach or violation of, or default under, the creation of any right or obligation under or the creation of an Encumbrance (other than any Permitted Encumbrance) on any of the rights, properties or assets of Parent or any of its Subsidiaries pursuant to any Contract binding upon Parent or any of its Subsidiaries, except, in the case of clauses (ii) and (iii) of this Section 5.3(b), as would not, individually or in the aggregate, reasonably be expected to result in a Parent Material Adverse Effect.

5.4 Litigation.

(a) Since the Applicable Date, there are no Proceedings against Parent or any of its Subsidiaries, in each case when acting in such capacity, pending or, to the Knowledge of Parent, threatened against Parent or any of its Subsidiaries, except as would not, individually or in the aggregate, reasonably be expected to result in a Parent Material Adverse Effect.

(b) Since the Applicable Date, neither Parent nor any of its Subsidiaries is a party to or subject to the provisions of any Order, except as would not, individually or in the aggregate, reasonably be expected to result in a Parent Material Adverse Effect.

5.5 Absence of Certain Agreements. As of the date of this Agreement and other than as expressly contemplated by this Agreement, neither Parent nor any of its controlled Affiliates has entered into any Contract or other agreement, understanding or arrangement (whether oral or written), or authorized, committed or agreed to enter into any of the same: (a) pursuant to which any shareholder of the Company (i) would be entitled to receive consideration of a different amount or nature than the Merger Consideration, (ii) agrees to vote to adopt this Agreement or approve the Transactions or (iii) agrees to vote against any Superior Proposal; (b) pursuant to which any current employee of the Company has agreed to (i) remain as an employee of the Company or any of its Subsidiaries following the Effective Time (other than as expressly permitted or contemplated by Section 7.1) or become an employee of Parent or any of its Subsidiaries, (ii) contribute or roll over any portion of such employee’s Shares or Company Equity Awards to the Surviving Company, Parent or any of their respective Subsidiaries or (iii) receive any capital stock or other securities of the Surviving Company, Parent or any of their respective Subsidiaries; or (c) with any current director, officer or other employee of the Company that relates in any way to the Company or the Transactions.

5.6 Financings.

(a) The aggregate proceeds contemplated by the Commitment Letters will be sufficient (after deducting applicable fees, expenses, original issue discount and similar premiums and charges) to enable Parent to (i) consummate the Transactions upon the terms contemplated by this Agreement, (ii) pay the Common Merger Consideration payable in respect of the applicable Eligible Shares and Dissenting Shares in the Merger pursuant to this Agreement, (iii) pay the Aggregate Redemption Amount, (iv) pay all amounts payable pursuant to Section 3.3 of this Agreement, (v) pay all Indebtedness, liabilities and other obligations of the Company as expressly contemplated to be funded pursuant to the Debt Commitment Letter by Parent at Closing, and (vi) pay all related fees and expenses associated with the Transactions or the Commitment Letters incurred by Parent, Merger Sub, the Surviving Company or any of their respective Affiliates and required to be paid at the Closing by such party (collectively, the “Financing Purposes”).

(b) Parent has received (i) executed equity commitment letters dated as of the date of this Agreement (as may be amended, supplemented or modified in accordance with the terms thereof, the “Equity Commitment Letters”) from the equity financing sources party thereto (the “Equity Financing Sources”) pursuant to which each Equity Financing Source has committed to provide the amount of cash equity financing as set forth in the Equity Commitment Letters, subject only to the terms and conditions expressly set forth therein (the “Equity Financing”) and (ii) an executed debt commitment letter and executed fee letter associated therewith, each dated as of the date of this Agreement (such commitment letter and fee letter (which fee letter may be redacted as described below), and all attached exhibits, schedules and annexes that are delivered on date of this Agreement, and amendments to the foregoing permitted by the terms hereof, collectively, the “Debt Commitment Letter” and, together with the Equity Commitment Letters and any related exhibits, schedules, annexes, supplements, term sheets and other agreements, the “Commitment Letters”) from the lenders party thereto (collectively, the “Lenders”), pursuant to which the Lenders have committed, subject only to the terms and conditions expressly set forth in the Debt Commitment Letter, to provide to Parent (or any of its Affiliates) the amount of financing set forth in the Debt Commitment Letter (as may be amended, supplemented or replaced in accordance with the terms of this Agreement, the “Debt Financing” and, together with the Equity Financing, the “Financing”). The Equity Commitment Letters provide that the Company is an express third-party beneficiary thereto, and is entitled to seek, specific performance of Parent’s right to cause the Equity Commitments (as defined in the Equity Commitment Letters) to be funded thereunder, and for no other purpose and, in connection therewith, the

Company has the right to an injunction, or other appropriate form of specific performance or equitable relief, to cause Parent to cause, and to directly cause, the Equity Financing Sources to fund, directly or indirectly, the applicable Equity Commitment as, and to the extent permitted by, the applicable Equity Commitment Letter, in each case, when all of the conditions to funding the applicable Equity Commitment set forth in the applicable Equity Commitment Letter have been satisfied but only as permitted by the exercise of the Company’s rights under, and subject to, Section 10.7. A true, correct and complete copy of each fully executed Commitment Letter as in effect on the date of this Agreement has been provided to the Company. A true, correct and complete copy of each fee letter related to the Debt Commitment Letter as in effect on date of this Agreement has been provided to the Company, except that the fees and other commercially sensitive information therein (including provisions in such fee letter related solely to fees, “flex terms” and economic terms) may have been redacted; provided, however, that no redacted term provides that the aggregate amount or net cash proceeds of the Debt Financing set forth in the unredacted portion of the Debt Commitment Letter could be reduced (except in accordance with Section 7.19(c)) or adds any conditions or contingencies or other terms that adversely affect in any way the availability of all or any portion of the Debt Financing or the enforceability of the Debt Commitment Letter, except as such enforceability may be limited by the Bankruptcy and Equity Exception. Parent has fully paid (or caused to be paid) all commitment and other fees, if any, required by such Commitment Letters to be paid by the Parent (or any applicable Affiliate thereof) prior to or concurrently with the entry into this Agreement. As of the date of this Agreement, each Commitment Letter is a legal, valid and binding obligation of Parent (or its applicable Affiliate party thereto) and, to the Knowledge of Parent, each other party thereto, enforceable in accordance with its terms, subject to the Bankruptcy and Equity Exception, and is in full force and effect, and has not been amended, modified, withdrawn, terminated or rescinded in any respect, and, assuming the representations and warranties in Article IV are true and correct, to the Knowledge of Parent, no event has occurred which (with or without notice, lapse of time or both) would (A) constitute a breach or default thereunder on the part of Parent or (B) otherwise would reasonably be expected to result in the failure of any condition to the Financing in accordance with the terms thereof. There are no other contracts, side letters, other written or oral agreements, arrangements, conditions precedent, contingencies or other provisions, in each case in effect, that could affect the conditionality of the Financing or the amount or availability of the Financing on the Closing Date, to which Parent or any of its Affiliates is a party, other than (1) as expressly set forth in the Commitment Letters delivered to the Company prior to the execution hereof and (2) as otherwise permitted by Section 7.19. Except as expressly set forth in the Equity Commitment Letters, as of the date of this Agreement, there are no conditions precedent to the obligation of the Equity Financing Sources to provide the Equity Financing or any contingencies that would permit the Equity Financing Sources to reduce the total amount of Equity Financing. As of the date of this Agreement, assuming the representations and warranties in Article IV are true and correct, Parent does not have any reason to believe that any of the conditions to the Financing will not be satisfied on a timely basis or that the Financing will not be available to Parent for the Financing Purposes required to be paid by Parent or Merger Sub on the date on which the Closing should occur pursuant to Section 1.1. Each of Parent and Merger Sub acknowledges that, subject to the limitations set forth in Section 10.7, its obligation to consummate the Closing is not conditioned upon or subject to its receipt of the proceeds made available under the Commitment Letters or any other Financing.

5.7 Solvency. Assuming (a) the satisfaction or waiver of the conditions to Parent’s and Merger Sub’s obligation to consummate the Merger set forth in Section 8.1 and Section 8.2 and (b) the representations and warranties of the Company set forth in Article IV are true and correct, after giving effect to the Transactions, payment of all related fees and expenses and consummation of the Transactions (including the incurrence of the Debt Financing to the extent required to consummate the Transactions, the Common Merger Consideration, the Aggregate Option Merger Consideration, the Aggregate Redemption Amount and the Unvested Company RSU Consideration), Parent will be Solvent as of and immediately following the Closing. For purposes of this Agreement, the term “Solvent,” when used with respect to any Person, means that, as of any date of determination, (i) the amount of the “fair saleable value” of the assets of such Person will, as of such date, exceed (A) the value of all “liabilities of such person, including contingent and other liabilities,” as of such date, as such quoted terms are generally determined in accordance with applicable Laws governing determinations of the insolvency of debtors and (B) the amount that will be required to pay the probable liabilities of such Person as such debts become absolute and mature, (ii) such Person will not have, as of such date, an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged following such date, and (iii)  such Person will be able to pay its liabilities as they mature.

5.8 Brokers and Finders. No broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission, or the reimbursement of expenses in connection therewith, in connection with the Transactions based upon arrangements made by or on behalf of Parent or any of its Subsidiaries, except for Persons, if any, whose fees and expenses will be paid by Parent.

5.9 No Other Representations or Warranties; Non-Reliance.

(a) Except for the express written representations and warranties made by Parent and Merger Sub in Articles V and VI of this Agreement and in any certificate delivered pursuant to this Agreement, neither Parent nor any other Person makes any express or implied representation or warranty regarding Parent or any of its Affiliates or any of its or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects or its or their respective Representatives in connection with this Agreement or the Transactions, and Parent expressly disclaims any other representations or warranties. None of the Company or its Affiliates or its or their respective Representatives has relied on and none are relying on any representations or warranties regarding Parent or any of its Affiliates or any of its or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects or its or their respective Representatives, other than the express written representations and warranties made by Parent and Merger Sub in Articles V and VI of this Agreement and in any certificate delivered pursuant to this Agreement. Parent acknowledges and agrees with the terms and provisions set forth in Section 4.23.

(b) Without limiting the generality of the provisions of paragraph (a) of this Section 5.9 in connection with the due diligence investigation of the Company and its Subsidiaries by Parent, Parent has received and may continue to receive from the Company and its Subsidiaries certain estimates, projections, forecasts and other forward-looking information, as well as certain business plan and cost-related plan information, regarding the Company, its Subsidiaries and their respective businesses and operations. Parent hereby acknowledges that there are uncertainties inherent in attempting to make such estimates, projections, forecasts and other forward-looking statements.

ARTICLE VI

REPRESENTATIONS AND WARRANTIES OF MERGER SUB

Merger Sub hereby represents and warrants to the Company that:

6.1 Organization, Good Standing and Qualification. Merger Sub is an exempted company duly limited by shares incorporated and validly existing under the Laws of Bermuda. Merger Sub has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as currently conducted and is qualified to do business and, to the extent such concept is applicable, is in good standing as a foreign corporation or other legal entity in each jurisdiction in which the ownership, leasing or operation of its properties or assets or conduct of its business requires such qualification.

6.2 Capitalization and Business of Merger Sub. The authorized share capital of Merger Sub consists of 12,000 shares of Merger Sub, par value $1.00 per share. As of the date of this Agreement, all such shares were issued and outstanding. All of the issued and outstanding shares or other securities of Merger Sub have been duly authorized and are validly issued, fully paid and non- assessable and owned by Parent. Merger Sub has not conducted any business and has no properties, assets, obligations or liabilities of any nature, in each case other than those incident to its organization and pursuant to this Agreement and the Transactions.

6.3 Corporate Authority; Approval.

(a) Merger Sub has all requisite corporate or similar power and authority and has taken all corporate or similar action necessary in order to execute, deliver and perform under this Agreement and the Statutory Merger Agreement and to consummate the Transactions, and, except for executing and delivering the Statutory Merger Agreement (together with the requisite supporting materials), filing the Merger Application with the Registrar pursuant to the Companies Act and obtaining the Merger Sub shareholder approval (which approval shall be through written resolution by Parent immediately following the execution of this Agreement), no other action on the part of Merger Sub is necessary to authorize the execution, delivery and performance by Merger Sub of this Agreement and the Statutory Merger Agreement and the consummation by Merger Sub of the Transactions. This Agreement has been duly executed and delivered by Merger Sub and, assuming due execution and delivery by Parent and the Company, constitutes a valid and binding agreement of Merger Sub, enforceable against Merger Sub in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(b) The board of directors of Merger Sub has approved this Agreement, the Statutory Merger Agreement and the Transactions and determined that the terms of this Agreement and the Statutory Merger Agreement are in the best interests of Merger Sub and its shareholders, and declared the advisability of this Agreement, the Statutory Merger Agreement and the Transactions.

6.4 Governmental Filings; No Violations.

(a) Other than the expirations of the statutory waiting periods and the filings, notices, reports, consents, registrations, approvals, permits and authorizations (i) under the HSR Act, (ii) associated with the filing of the Merger Application with the Registrar pursuant to the Companies Act, (iii) required to be made with or by the NYSE or the JSE, or (iv) the approvals set forth in Section 4.4(a) of the Company Disclosure Letter, and assuming the accuracy of the representations and warranties set forth in Section 4.4(a), no expirations of any statutory waiting periods under applicable Laws are required and no filings, notices, reports, consents, registrations, approvals, permits or authorizations are required to be made by Merger Sub with, nor are any required to be obtained by Merger Sub from, any Governmental Entity, in connection with the execution and delivery of and performance under this Agreement and the consummation of the Transactions, except as would not, individually or in the aggregate, reasonably be expected to result in a Parent Material Adverse Effect.

(b) The execution and delivery of and performance under this Agreement by Merger Sub does not, and the consummation of the Transactions, will not: (i) assuming (solely with respect to the consummation of the Transactions) the satisfaction of the obligations contemplated by Section 7.4, constitute or result in a breach or violation of or a contravention or conflict with the Organizational Documents of Merger Sub; (ii) assuming (solely with respect to the performance under this Agreement by Merger Sub and the consummation of the Transactions) the satisfaction of the obligations contemplated by Section 7.4 and the statutory waiting periods, filings, notices, reports, consents, registrations, approvals, permits and authorizations contemplated by this Section 6.4 expire, are made or obtained, as applicable, with or without notice, lapse of time or both, constitute or result in a breach or violation of or a contravention or conflict with any Law to which Merger Sub is subject; or (iii) assuming (solely with respect to the entry into and performance under this Agreement by Merger Sub and the consummation of the Transactions) the statutory waiting periods, filings, notices, reports, consents, registrations, approvals, permits and authorizations contemplated by Section 5.3(a) expire, are made or obtained, as applicable, with or without notice, lapse of time or both, constitute or result in a breach or violation of, or default under, the creation of any right or obligation under or the creation of an Encumbrance (other than any Permitted Encumbrance) on any of the rights, properties or assets of Merger Sub pursuant to any Contract binding upon Merger Sub, except, in the case of clause (ii) of this Section 6.4, as would not, individually or in the aggregate, reasonably be expected to result in a Parent Material Adverse Effect.

6.5 Brokers and Finders. No broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission, or the reimbursement of expenses in connection therewith, in connection with the Transactions based upon arrangements made by or on behalf of Merger Sub, except for Persons, if any, whose fees and expenses will be paid by Parent.

6.6 No Other Representations or Warranties; Non-Reliance.

(a) Except for the express written representations and warranties made by Parent and Merger Sub in Articles V and VI of this Agreement and in any certificate delivered pursuant to this Agreement, neither Merger Sub nor any other Person makes any express or implied representation or warranty regarding Merger Sub or any of its Affiliates or any of its or their businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects or its Representatives in connection with this Agreement or the Transactions, and Merger Sub expressly disclaims any other representations or warranties. None of the Company or its Affiliates or its or their respective Representatives has relied on and none are relying on any representations or warranties regarding Merger Sub or any of its Affiliates or any of its or their businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects or its Representatives, other than the express written representations and warranties made by Parent and Merger Sub in Articles V and VI of this Agreement and in any certificate delivered pursuant to this Agreement. Merger Sub acknowledges and agrees with the terms and provisions set forth in Section 4.23.

(b) Without limiting the generality of the provisions of paragraph (a) of this Section 6.6 in connection with the due diligence investigation of the Company and its Subsidiaries by Merger Sub, Merger Sub has received and may continue to receive from the Company and its Subsidiaries certain estimates, projections, forecasts and other forward-looking information, as well as certain business plan and cost-related plan information, regarding the Company, its Subsidiaries and their respective businesses and operations. Merger Sub hereby acknowledge that there are uncertainties inherent in attempting to make such estimates, projections, forecasts and other forward-looking statements.

ARTICLE VII

COVENANTS

7.1 Company Interim Operations.

(a) Except (i) as expressly contemplated by this Agreement, (ii) required by a Governmental Entity or applicable Law, (iii) with the prior written approval (which approval shall not be unreasonably withheld, conditioned or delayed) of Parent or (iv) set forth in Section 7.1 of the Company Disclosure Letter, during the period from the date of this Agreement until the earlier of the Effective Time and the valid termination of this Agreement and abandonment of the Transactions pursuant to Article IX, the Company shall, and shall cause each of its Subsidiaries to (A) conduct its business in all material respects in the Ordinary Course of Business, (B) use their respective commercially reasonable efforts to maintain satisfactory relationships and goodwill with key customers, suppliers, vendors, key employees, landlords, Governmental Entities that have jurisdictional authority over the Company and its Subsidiaries and others having a material business relationship with it, (C) use their respective commercially reasonable efforts to maintain material compliance with the covenants and other terms of the Existing Facilities and (D) preserve intact its business organization in all material respects.

(b) Without limiting the generality of, and in furtherance of, the foregoing, from the date of this Agreement until the earlier of the Effective Time and the valid termination of this Agreement and abandonment of the Transactions in accordance with Article IX, except (v) as expressly contemplated by this Agreement, (w) as required by a Governmental Entity or applicable Law, (x) with the prior written approval (which approval shall not be unreasonably withheld, conditioned or delayed) of Parent or (y) as set forth in Section 7.1 of the Company Disclosure Letter, the Company shall not and shall not permit its Subsidiaries to:

(i) adopt or propose to the Company’s shareholders any change in its Organizational Documents (other than to correct scrivener’s errors);

(ii) directly or indirectly dispose of, sell, abandon or assign, whether by merger, consolidation, acquisition of stock or assets or otherwise, any equity interest in, or any business or assets of, any Person or division thereof, except for (A) sales of containers and other inventory of the Company and its Subsidiaries from the fleet in the Ordinary Course of Business, not to exceed (x) $25,000,000 individually or $150,000,000 in the aggregate (including the amounts set forth in the following clause (y)), or (y) $5,000,000 individually or $20,000,000 in the aggregate for containers and other inventory that are less than 12 years old; provided, that for the purposes of calculating the foregoing aggregate thresholds for container sales, such calculation shall exclude the value of any used container sold pursuant to a purchase option at the conclusion of the term of a finance lease entered into by the Company or a Subsidiary thereof in the Ordinary Course of Business; (B) sales or dispositions of containers and other inventory that are declared lost or total losses by the Company’s and its Subsidiaries’ customers or depots; (C) the entry into or performance of, or any action taken under, any leases of equipment or inventory, including the grant of or performance upon exercise of purchase options thereunder; (D) the sale or disposition of any containers and other inventory purchased for resale in the fleet’s trading segment; (E) dispositions of de minimis or obsolete office equipment and similar assets in the Ordinary Course of Business; or (F) such transactions with respect to transactions solely between the Company, on the one hand, and any Wholly Owned Subsidiary of the Company, on the other hand, or solely between Wholly Owned Subsidiaries of the Company;

(iii) issue, sell, pledge, dispose of, grant, transfer, encumber, or otherwise enter into any Contract or other agreement, understanding or arrangement (whether oral or written) with respect to the voting of, any shares of capital stock of the Company (including, for the avoidance of doubt, Shares) or capital stock or other equity interests of any of its Subsidiaries, securities convertible or exchangeable into or exercisable for any such shares of capital stock or other equity interests, or any options, warrants or other rights of any kind to acquire any such shares of capital stock, other equity interests or such convertible or exchangeable securities (other than (A) proxies or voting agreements solicited by or on behalf of the Company in order to obtain the Requisite Company Vote or (B) the issuance of shares of such capital stock, other equity securities or convertible or exchangeable securities (1) by a Wholly Owned Subsidiary of the Company to the Company or another Wholly Owned Subsidiary of the Company, (2) in respect of Company Equity Awards outstanding as of the date of this Agreement in accordance with their terms and, as applicable, the Company Share Plan, or (3) in respect of Company Equity Awards granted in accordance with Section 7.1(b)(iii) of the Company Disclosure Letter);

(iv) make any loans, advances, guarantees, or capital contributions to or investments in any Person, in each case, other than to or from the Company and any of its Wholly Owned Subsidiaries, for the avoidance of doubt, not including (A) the extension of customary trade credit to customers in the Ordinary Course of Business or (B) finance leases of inventory or any other lease of inventory that includes a purchase option thereunder;

(v) establish a record date for, declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock or other equity interests (including with respect to the Company, for the avoidance of doubt, Shares), except for (A) dividends paid by any member of the Company Affiliated Group to another member of the Company Affiliated Group, (B) dividends paid by a Wholly Owned Subsidiary of the Company that is a non-U.S. entity to another Wholly Owned Subsidiary of the Company that is a non-U.S. entity or (C) regular quarterly dividends on Shares and Company Preference Shares, declared and paid in amounts not in excess of the quarterly amount set forth in Section 7.1(b)(v) of the Company Disclosure Letter and with record and payment dates that are consistent with past practice;

(vi) reclassify, split, combine, subdivide or redeem, purchase, repurchase or otherwise acquire, or offer to redeem, purchase, repurchase or otherwise acquire, directly or indirectly, any of its capital stock, other equity interests or securities convertible or exchangeable into or exercisable for any shares of its capital stock or other equity interests (including with respect to the Company, for the avoidance of doubt, Shares), other than the withholding of Shares to satisfy withholding Tax obligations upon the vesting or settlement of Company Equity Awards outstanding as of the date of this Agreement or repurchase of Company RSUs in connection with a termination of the holder’s employment, in each case, in accordance with their terms and, as applicable, the Company Share Plan;

(vii) (A) incur, assume or guarantee any Indebtedness (including the issuance of any debt securities, warrants or other rights to acquire any debt security), except for (1) Indebtedness for borrowed money incurred in the Ordinary Course of Business through draw-downs of amounts available under the Existing Facilities (as in effect on the date of this Agreement), (2) guarantees of Indebtedness of its Wholly Owned Subsidiaries otherwise incurred in compliance with this Section 7.1(b)(vii), or (3) Indebtedness pursuant to intercompany arrangements among or between the Company and one or more of its Wholly Owned Subsidiaries or among or between its Wholly Owned Subsidiaries, (B) forgive or cancel any Indebtedness owed to it (other than writeoffs of finance leases in accordance with existing credit and collections policies) or (C) voluntarily prepay any principal amounts outstanding under any Existing Facility; provided, however, that nothing in this Section 7.1(b)(vii) shall prohibit the Company from granting customers customary trade credit in the Ordinary Course of Business;

(viii) directly or indirectly acquire, any Person or business division thereof (whether by merger, consolidation, acquisition of stock or assets or otherwise, any equity interest in, or any business or assets of, any Person or division thereof), for the avoidance of doubt, not including acquisitions or purchases of containers and other inventory of the Company and its Subsidiaries;

(ix) incur or commit to any capital expenditure or any obligations or liabilities in respect thereof in any period, including the acquisition or purchase of containers and other inventory of the fleet (but excluding the acquisition or purchase of any containers or other goods purchased or acquired for resale in the fleet’s trading segment), in excess of $200,000,000 in the aggregate;

(x) (A) amend, modify or terminate any material intercompany agreement or arrangement entered into by the Company with one or more of its Wholly Owned Subsidiaries or between the Company’s Wholly Owned Subsidiaries (other than as contemplated by Section 7.13), (B) enter into any Contract that would be a Material Contract if in effect on the date hereof, except in connection with any transaction otherwise permitted by subclause (ii), (vii) or (ix) of this Section 7.1(b) (and which transaction would not otherwise be prohibited by any other provision of this Section 7.1(b)) or as contemplated by Section 7.13, (C) amend, renew or terminate any Material Contract or Lease Agreement except in connection with any transaction otherwise permitted by subclause (ii), (vii) or (ix) of this Section 7.1(b) (and which transaction would not otherwise be prohibited by any other provision of this Section 7.1(b)), or as contemplated by Section 7.13, or (D) waive any material right, remedy or default under any Material Contract or Lease Agreement; provided that, the foregoing subclauses (B), (C) and (D) of this clause (x) shall not apply with respect to any lease terms and conditions of any Lease Agreement to the extent substantially consistent with those entered into by the Company in the Ordinary Course of Business;

(xi) make any changes with respect to accounting policies or procedures, except as required by changes in GAAP;

(xii) (A) make (inconsistent with past practice), change or revoke any material Tax election, (B) fail to file any income Tax Return and prepare the associated supporting documentation consistent with past practice, (C) change any annual Tax accounting period, (D) change any material Tax accounting method, (E) file any material amended Tax Return, (F) enter into or request any closing agreement, private letter ruling, or similar agreement or ruling with respect to any material Taxes, (G) settle, compromise or consent to any material Tax claim, audit, assessment, dispute or other Proceeding, (H) consent to any extension or waiver of the limitations period applicable to any material amount of Tax or a material Tax Return (except for automatic extensions of time to file income Tax Returns obtained in the Ordinary Course of Business), or (I) surrender any right to claim a refund of a material amount of Taxes;

(xiii) except for actions required pursuant to the terms of any Company Benefit Plan in effect as of the date of this Agreement, or as otherwise required by applicable Law or as set forth on Section 7.1(b)(xiii)

of the Company Disclosure Letter, (A) increase in any manner the compensation, bonus, welfare, fringe or other benefits, severance or termination pay of any Company Service Provider (including any obligation to gross-up, indemnify or otherwise reimburse any such individual for any Tax incurred by any such individual, including under Section 409A or 4999 of the Code), except for (1) increases in annual salary or wage rate (and corresponding increases in target short-term cash incentive opportunities) of Company Employees in the Ordinary Course of Business and in connection with the annual compensation review cycle; provided that the aggregate value of such increases shall not exceed 6% in the aggregate of the base salaries or wage rates of Company Employees as of the date of this Agreement and (2) the payment of annual cash incentive bonuses for completed periods based on actual performance, (B) become a party to, establish, adopt, amend, commence participation in or terminate any Company Benefit Plan or any arrangement that would have been a Company Benefit Plan had it been entered into prior to the date of this Agreement, other than in connection with routine, immaterial or ministerial amendments that do not materially increase benefits or result in a material increase in administrative costs, (C) grant any new awards (except as expressly permitted by Section 7.1(b)(iii)), or amend or modify the terms of any outstanding awards, under any Company Benefit Plan or (D) take any action to accelerate the vesting or lapsing of restrictions or payment, or fund or in any other way secure the payment, of compensation or benefits under any Company Benefit Plan;

(xiv) enter into any collective bargaining agreement, recognize or certify any labor union, labor organization, works council, or group of employees of the Company or its Subsidiaries as the bargaining representative for any Company Employees;

(xv) waive the restrictive covenant obligations of any current or former director, officer, employee at the level of Senior Vice President or above, in each case, of the Company or any of its Subsidiaries;

(xvi) (A) hire any Person to be an officer or employee of the Company or any of its Subsidiaries, other than the hiring of employees (1) below the level of Senior Vice President in the Ordinary Course of Business or (2) to fill a position at the level of Senior Vice President which is open as of the date hereof or becomes open as a result of a departing Senior Vice President after the date hereof (but in no event may any new position at the level of Senior Vice President or above be created following the date hereof), or (B) terminate the employment of, or replace, any employee at the level of Senior Vice President or above (other than for cause);

(xvii) except for non-exclusive licenses in the Ordinary Course of Business, abandon, allow to lapse, sell, assign, transfer or license any Intellectual Property Rights material to the Company’s or any of its Subsidiaries’ respective businesses that are owned (or purported to be owned) by the Company or any of its Subsidiaries;

(xviii) enter into, modify or terminate any material Lease other than in the Ordinary Course of Business or acquire any owned real property or enter into any agreement to acquire any owned real property;

(xix) adopt a plan of complete or partial liquidation or resolutions providing for or authorizing such a liquidation or a dissolution, restructuring, recapitalization or reorganization;

(xx) enter into any new material line of business;

(xxi) settle or compromise any litigation, or release, dismiss or otherwise dispose of any claim, liability, obligation or arbitration, other than settlements or compromises of litigation or releases, dismissals or dispositions of claims, liabilities, obligations or arbitrations that involve the payment of monetary damages in an amount not in excess of $2,500,000 individually, and, in any event, $5,000,000 in the aggregate, by the Company or any of its Subsidiaries and do not involve any injunctive or other material non-monetary relief or impose material restrictions on the business or operations of the Company and its Subsidiaries, taken as whole;

(xxii) enter into any interest rate swaps, hedges, forward sales contracts or similar financial instruments other than on customary commercial terms consistent with past practice and in compliance with the Company’s risk management policies;

(xxiii) substantially increase the Company’s trading segment volumes compared to the past three years; or

(xxiv) agree, authorize or commit to do any of the foregoing.

(c) The Company shall use commercially reasonable efforts (which, without limiting the Company’s obligations under Section 7.7, Section 7.13 or Section 7.18, the Parties agree will not require the Company or any of its Subsidiaries to use any efforts under this Section 7.1(c) to obtain any amendment, supplement or other modification to any Existing Facility) to, and to cause its Subsidiaries to, maximize the amount of cash as of Closing reasonably available for distribution to the Company, and actually distribute such amount to the Company prior to or as of the Closing, pursuant to, and in accordance with, the restricted payment provisions set forth in the Existing Facilities (and the Company and Parent shall cooperate with each other in furtherance thereof, including the consideration of options therefor from Parent in good faith), with such amounts to be available for use as payment of transaction expenses and Merger Consideration pursuant to Section 1.5 as well as for other purposes, including reserving such cash to be available to fund the Aggregate Redemption Amount.

(d) Each of the Company and Parent shall not, and shall cause its respective Subsidiaries not to, take or fail to take any actions that would, individually or in the aggregate, reasonably be expected to prevent, materially delay or materially impair the consummation of the Transactions.

(e) Nothing set forth in this Agreement shall give Parent, directly or indirectly, the right to control or direct the Company’s or its Subsidiaries’ operations prior to the Effective Time or give the Company, directly or indirectly, the right to control or direct Parent’s or its Subsidiaries’ operations prior to the Effective Time.

7.2 Acquisition Proposals; Change in Recommendation.

(a) Notwithstanding anything to the contrary contained in this Agreement, during the period beginning on the date of this Agreement and continuing until 12:01 a.m. on the 31st day after the date of this Agreement (the “No-Shop Period Start Date”), the Company and its Subsidiaries and its and their respective Representatives shall have the right to directly or indirectly (i) initiate, solicit, propose, cause or induce the making, submission or announcement of, or encourage, facilitate or assist, whether publicly or otherwise, any Acquisition Proposal (or any inquiry, proposal or offer that could lead to, an Acquisition Proposal), (ii) pursuant to a Permitted Confidentiality Agreement, furnish to any Person and its Representatives any information (including non-public information) relating to the Company or any of its Subsidiaries and afford access to the business, properties, assets, books, records or other non-public information, or to any personnel, of the Company or any of its Subsidiaries to any Person (and its Representatives); provided that the Company shall promptly (and in any event within 48 hours) make available to Parent any non-public information concerning the Company or its Subsidiaries that the Company provides to any Person given such access that was not previously made available to Parent or its Representatives, and (iii) engage in, enter into, continue, maintain, or otherwise participate in, any discussions or negotiations with any Persons (and their respective Representatives) with respect to any Acquisition Proposal (or inquiries, proposals or offers or other efforts that could lead to an Acquisition Proposal) and cooperate with or assist or participate in or facilitate any such inquiries, proposals, offers, discussions or negotiations or any effort or attempt to make any Acquisition Proposals.

(b) Except as expressly permitted by this Section 7.2, at all times during the period commencing with the No-Shop Period Start Date until the earlier to occur of the valid termination of this Agreement pursuant to Article IX and the Effective Time, the Company shall, and shall cause its Subsidiaries and its and their respective directors and officers to, and shall instruct and use its reasonable best efforts to cause its and its Subsidiaries’ other Representatives to, not: (A) initiate, solicit, propose, knowingly encourage or knowingly facilitate, whether publicly or otherwise, any inquiry, proposal, offer or request that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal or purposefully encourage any action with respect to any Acquisition Proposal; (B) engage in, continue or otherwise participate in any discussions (in each case, other than as reasonably necessary to clarify the terms and conditions of any proposal or offer or notify the applicable Person or Group of the existence of the provisions of this Section 7.2(b)) or negotiations with respect to any Acquisition Proposal or any inquiry, proposal, offer or request that could reasonably be expected to lead to an Acquisition Proposal; (C) provide any non-public information or data concerning the Company or its Subsidiaries to any Person (other than Parent, Merger Sub or their respective Representatives) or Group in connection with any Acquisition Proposal or any inquiry, proposal, offer or request that could reasonably be expected to lead to an Acquisition Proposal; or (D) otherwise purposefully facilitate any effort or attempt to make or effect an Acquisition Proposal.

(c) Notwithstanding anything in Section 7.2(b) to the contrary, from the No-Shop Period Start Date until the earlier to occur of the valid termination of this Agreement pursuant to Article IX and the time the Requisite Company Vote is obtained, in response to an unsolicited, bona fide written Acquisition Proposal that did not arise from or in connection with a breach of the obligations set forth in this Section 7.2 (other than an immaterial breach), the Company may:

(i) provide access to non-public information concerning the Company and its Subsidiaries in response to a request to the Person or Group who made such an Acquisition Proposal; provided that (A) the Company shall implement reasonable protections for any competitively sensitive information or data provided to any such Person who is, or whose Affiliates include, a competitor of the Company or any of its Subsidiaries (as determined by the Company Board in its judgment); (B) the Person or Group receiving such information has entered into a confidentiality agreement with terms that, if taken as a whole, are not less restrictive in any material respect to such Person or Group than the terms in the Confidentiality Agreement are on Parent (it being understood that such confidentiality agreement need not contain a standstill provision or otherwise prohibit the making or amending of an Acquisition Proposal if such Acquisition Proposal is made directly to the Company and not publicly disclosed, but shall not include any restrictions that would reasonably be expected to restrain the Company from satisfying its obligations contemplated by this Section 7.2) (any confidentiality agreement satisfying such criteria, a “Permitted Confidentiality Agreement”); and (C) the Company shall promptly (and in any event within 48 hours) make available to Parent any material non-public information concerning the Company or its Subsidiaries that the Company provides to any Person given such access that was not previously made available to Parent or its Representatives; and

(ii) engage or otherwise participate in any discussions or negotiations with any such Person or Group regarding such Acquisition Proposal, if (and only if) prior to taking any action described in clause (i) or this clause (ii) of this Section 7.2(c), the Company Board determines in good faith, after consultation with its financial advisor(s) and outside legal counsel, that based on the information then available, such Acquisition Proposal either constitutes a Superior Proposal or is reasonably likely to lead to a Superior Proposal.

(d) The Company shall promptly (and in any event within 24 hours prior to the Company’s intended furnishing) notify Parent that it proposes to furnish or make available the Company’s non-public information or data or if it has entered into or intends to enter into discussions or negotiations as provided in Section 7.2(c); provided, however, that, for the avoidance of doubt, this Section 7.2(d) shall not apply to any information or data furnished or made available, and shall not apply to the Company or any of its Subsidiaries or Representatives having entered into or intending to enter into discussions or negotiations regarding any Acquisition Proposal, pursuant to Section 7.2(a).

(e) Subject to the express terms of this Section 7.2, from the No-Shop Period Start Date until the earlier to occur of the valid termination of this Agreement pursuant to Article IX and the Effective Time, the Company shall, and shall cause its directors, officers and Subsidiaries to, and shall instruct and use its reasonable best efforts to cause its and its Subsidiaries’ other Representatives to, immediately cease and cause to be terminated any existing solicitation of, or discussions or negotiations, communications or other activities with, any Person (other than Parent, Merger Sub and their respective Representatives) in connection with or which could reasonably be expected to lead to an Acquisition Proposal by such Person, and the Company further agrees that it shall promptly request that all non-public information previously provided by or on behalf of the Company or any of its Subsidiaries to any Persons (other than Parent, Merger Sub and their respective Representatives) be promptly returned or destroyed in accordance with the terms of the applicable confidentiality agreement and immediately terminate all physical and electronic data room access previously granted to any such Persons or their Representatives.

(f) Except as permitted by Section 7.2(g) and Section 7.2(h), the Company Board shall not:

(i) (A) withhold, withdraw, qualify or modify (or publicly propose or resolve to withhold, withdraw, qualify or modify) the Company Board Recommendation with respect to the Merger in a manner adverse to Parent, (B) fail to include the Company Board Recommendation in the Proxy Statement, or (C) in the event any tender offer or exchange offer related to an Acquisition Proposal is commenced, fail to recommend against such tender offer or exchange offer in any position taken in accordance with Rules 14d-9 and 14e-3 under the Exchange Act within ten Business Days after such tender offer or exchange offer is first commenced, or subsequently amended in any material respect;

(ii) approve or recommend, or publicly declare advisable or publicly propose to enter into, any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, share purchase agreement, asset purchase agreement, share exchange agreement, option agreement, joint venture agreement, partnership agreement or other agreement (other than a Permitted Confidentiality Agreement entered into in compliance with Section 7.2(c)) providing for any Acquisition Proposal (an “Alternative Acquisition Agreement,” and any of the actions set forth in the foregoing clauses (i) and (ii), a “Change of Recommendation”); or

(iii) cause or permit the Company to enter into an Alternative Acquisition Agreement.

(g) Notwithstanding anything to the contrary set forth in this Agreement, prior to the time the Requisite Company Vote is obtained, if there has been no breach (other than any immaterial breach) of the Company’s obligations set forth in this Section 7.2, the Company Board may: (A) effect a Change of Recommendation if (1) an (x) unsolicited, bona fide written Acquisition Proposal is received by the Company and has not been withdrawn or (y) Intervening Event has occurred, and (2) the Company Board determines in good faith, after consultation with its financial advisor(s) and outside legal counsel, that based on the information then available, a failure to effect a Change of Recommendation would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Law and, in the case of an Acquisition Proposal contemplated by clause (A)(1)(x) of this Section 7.2(g), that such Acquisition Proposal constitutes a Superior Proposal; or (B) cause or permit the Company or any of its Subsidiaries to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal (and the Company may enter into or cause a Subsidiary thereof to enter into such an Alternative Acquisition Agreement) or agree, authorize or commit to do so; provided, however, that no such actions may be taken unless and until: (I) the Company has given Parent written notice at least three Business Days in advance (the “Notice Period”), which notice shall set forth in writing that the Company Board intends to take such action and the basis therefor, and shall also include, (y) in the case of such an Acquisition Proposal, all information required by Section 7.2(k), mutatis mutandis, and (z) in the case of an Intervening Event, a reasonable description of such Intervening Event; (II) during the Notice Period, to the extent requested by Parent, the Company shall, and shall cause its Representatives to, negotiate in good faith with Parent to revise this Agreement so that conditions set forth in clause (A)(2) of this Section 7.2(g) would not be satisfied or such Alternative Acquisition Agreement contemplated by clause (B) of this Section 7.2(g) would no longer be with respect to a Superior Proposal, as applicable; and (III) at the end of the Notice Period, the Company Board shall have taken into account any revisions to this Agreement committed to by Parent in writing and any other information offered by Parent in response to the notice, and shall have thereafter determined in good faith, after consultation with outside legal counsel, that based on the information then available and after consultation with its financial advisor, a failure to effect a Change of Recommendation would continue to be inconsistent with the directors’ fiduciary duties under applicable Law, or that such Alternative Acquisition Agreement contemplated by clause (B) of this Section 7.2(g) continues to be an Alternative Acquisition Agreement with respect to a Superior Proposal, as the case may be (it being understood that (y) any material revisions to any Acquisition Proposal shall be deemed to be a new Acquisition Proposal for purposes of Section 7.2(k) and this Section 7.2(g), including for purposes of the Notice Period, except that subsequent to the initial Notice Period, the Notice Period shall be reduced to two Business Days and (z) prior to or concurrently with the Company or any Subsidiary thereof entering into an Alternative Acquisition Agreement contemplated by clause (B) of this Section 7.2(g), the Company shall have terminated this Agreement and abandoned the Transactions pursuant to Section 9.3(b) and paid to Parent the Company Termination Fee required to be paid pursuant to Section 9.5(c)).

(h) Nothing set forth in this Agreement shall prohibit the Company from (i) complying with its disclosure obligations under applicable Law with regard to an Acquisition Proposal, including making any disclosure the Company Board has reasonably determined in good faith, after consultation with outside legal counsel, that the failure to do so would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law; provided, however, that if such disclosure has the substantive effect of withdrawing, qualifying or adversely modifying the Company Board Recommendation, such disclosure shall be deemed to be a Change of Recommendation and Parent shall have the right to terminate this Agreement as set forth in Section 9.4(b) unless the Company expressly reaffirms the Company Board Recommendation within ten Business Days of such disclosure; or (ii) making any “stop, look and listen” or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act.

(i) From the No-Shop Period Start Date until the earlier to occur of the valid termination of this Agreement pursuant to Article IX and the Effective Time, the Company shall not release any third party from, or waive, amend or modify any provision of, or grant permission under or fail to enforce, any standstill provision in any confidentiality agreement in connection with an Acquisition Proposal to which the Company is a party that remains in effect following the execution of this Agreement (it being understood that this provision shall not apply to any standstill provision that terminates automatically upon the execution of this Agreement by the Company or the public announcement of the transactions contemplated hereby); provided that, notwithstanding anything to the contrary contained in this Agreement, if the Company Board determines in good faith, after consultation with its outside legal counsel, the failure to take such action would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Law, then the Company may waive any such standstill provision solely to the extent necessary to permit a third party to make an Acquisition Proposal in order to comply with the directors’ fiduciary duties under applicable Law. The Company hereby irrevocably waives its rights under Section 8 of the Confidentiality Agreement.

(j) No later than 24 hours after the No-Shop Period Start Date, the Company will notify Parent in writing of the identity of each Person from whom the Company or its Representatives received an Acquisition Proposal after the execution of this Agreement and prior to the No-Shop Period Start Date. Such notice must also include a written summary of any material terms and conditions of any Acquisition Proposal not made in writing, a copy of any written Acquisition Proposal and copies of all relevant documents relating to such Acquisition Proposal received by the Company from each such Person. From and after the No-Shop Period Start Date until the earlier to occur of the valid termination of this Agreement pursuant to Article IX and the Effective Time, the Company must keep Parent reasonably informed, on a current basis (and, in any event, within 24 hours), of the status and material terms of any such Acquisition Proposals (including any material amendments thereto) and any material changes to the status of any such discussions or negotiations, including any change in the Company’s intentions as previously notified.

(k) From the No-Shop Period Start Date until the earlier to occur of the valid termination of this Agreement pursuant to Article IX and the Effective Time, the Company shall promptly (and, in any event, within 48 hours) give written notice to Parent if, after the date of this Agreement, (i) any inquiries, proposals or offers with respect to an Acquisition Proposal were or are received from any third party by, (ii) any non-public information was or is requested by any third party in connection with any Acquisition Proposal from, or (iii) any discussions or negotiation with respect to an Acquisition Proposal were or are sought to be initiated or continued by any third party with, it or any of its Representatives, indicating, in connection with such notice, the name of such Person or group and the material terms and conditions of any proposals or offers and shall provide to Parent a copy (which may be redacted to the extent reasonably necessary to protect confidential information of the business or operations of the Person making such Acquisition Proposal) of any written Acquisition Proposal and any other written terms or proposals made and thereafter shall keep Parent reasonably informed, on a current basis (and, in any event, within 24 hours), of the status and material terms of any such proposals, or offers (including any material amendments thereto) and any material changes to the status of any such discussions or negotiations, including any change in the Company’s intentions as previously notified.

7.3 Company Shareholders Meeting.

(a) Subject to Section 7.2, the Company shall take, in accordance with applicable Law and its Organizational Documents, all action necessary to (i) duly call, establish a record date for, give notice of, convene and hold the Company Shareholders Meeting as promptly as practicable after the definitive Proxy Statement is filed, and (ii) cause a vote upon the adoption of this Agreement, the Statutory Merger Agreement and the Merger to be taken thereat (regardless of any Change of Recommendation or the existence of any other Acquisition Proposal).

(b) The Company Shareholders Meeting shall not be postponed or adjourned by the Company without Parent’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed); provided that: (i) the Company may postpone or adjourn the Company Shareholders Meeting, after consultation in good faith with Parent, (A) to the extent required by applicable Law or necessary to ensure that any required supplement or amendment to the Proxy Statement is delivered to the shareholders of the Company for the amount of time required by applicable Law in advance of the Company Shareholders Meeting, or (B) if the Company reasonably believes there will be insufficient Shares or Company Preference Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Shareholders Meeting or to obtain the Requisite Company Vote; and (ii) if the Company delivers a notice of an intent to make a Change of Recommendation within the five Business Days prior to the original date for which the Company Shareholders Meeting was scheduled or any date that the Company Shareholders Meeting is scheduled to be held thereafter in accordance with the terms of this Section 7.3, if directed by Parent, the Company shall as promptly as practicable thereafter postpone or adjourn the Company Shareholders Meeting for up to five Business Days in accordance with Parent’s direction; provided, further, that in no event shall the Company Shareholders Meeting be postponed or adjourned more than ten days in connection with any one postponement or adjournment or more than an aggregate of 30 days from the original date of such Company Shareholders Meeting.

(c) Subject to the Company Board’s fiduciary obligations under applicable Law, the Company shall use its reasonable best efforts to obtain the Requisite Company Vote, including the solicitation of proxies therefor.

7.4 Approval of Sole Shareholder of Merger Sub. Immediately following the execution and delivery of this Agreement, Parent (as Merger Sub’s sole shareholder) shall execute and deliver to the Company, in accordance with applicable Law and Merger Sub’s Organizational Documents, a written resolution adopting this Agreement, the Statutory Merger Agreement and the Transactions.

7.5 Proxy Statement; Other Regulatory Matters.

(a) Proxy Statement.

(i) The Company shall prepare and submit to the Financial Surveillance Department of the South African Reserve Bank (“SARB”) and the JSE for approval the relevant transactions contemplated by this Agreement, as promptly as practicable after the date of this Agreement (and (x) use commercially reasonable efforts to make such submission no later than 20 Business Days thereafter, and (y) in any event no later than 30 Business Days thereafter), and Parent agrees to cooperate with the Company in the preparation of, the proxy statement relating to the Company Shareholders Meeting to be held in connection with this Agreement (as amended or supplemented from time to time, the “Proxy Statement”); provided, that, to the extent permitted by applicable Law, the Company shall use commercially reasonable efforts to make such submissions to SARB and the JSE substantially concurrently (and in any event within two Business Days of one another). Except under the circumstances expressly permitted by Section 7.2, the Proxy Statement shall include the Company Board Recommendation.

(ii) Each of Parent and the Company agrees, as to itself and its Subsidiaries, that none of the information supplied or to be supplied by it or its Subsidiaries or Representatives, for inclusion or incorporation by reference in the Proxy Statement will, at the date of mailing to the shareholders of the Company, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Each of Parent and the Company further agrees that, if prior to the Effective Time, it should become aware of any information that would cause any of the statements in the Proxy Statement to be false or misleading with respect to any material fact, or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not false or misleading, it will promptly inform the other Party thereof and, subject to Section 7.5(a)(iii), take the steps necessary to correct such information in an amendment or supplement to the Proxy Statement.

(iii) The Company will provide Parent and its legal counsel with a reasonable opportunity to review and comment on drafts of the Proxy Statement and other documents related to the Company Shareholders Meeting in respect of the Merger, prior to filing, furnishing or delivering such documents with or such communications to the applicable Governmental Entity and dissemination of such documents or communications to the Company’s shareholders. The Company will include in the Proxy Statement and such other documents related to the Company Shareholders Meeting in respect of the Merger all comments reasonably and promptly proposed by Parent or its outside legal counsel and agrees that all information relating to Parent and its Subsidiaries included in the Proxy Statement shall be in form and content satisfactory to Parent, acting reasonably; provided that the Company shall not have such obligations with respect to any Proxy Statement and other documents or communications relating to a Change of Recommendation made in accordance with Section 7.2.

(iv) The Company shall promptly notify Parent of the receipt of any comments from the SARB or the JSE (including with respect to the Proxy Statement) and of any request by the SARB or the JSE for additional information (including, with respect to the JSE, any amendment or supplement to the Proxy Statement) and shall as promptly as practicable following receipt thereof provide Parent copies of all substantive correspondence between the Company or any of its Representatives and the JSE or SARB, as the case may be (or where no such copies are available, a reasonable description thereof), and consider in good faith all comments reasonably proposed by Parent in response to such comments or requests; provided that the Company shall not have such obligations with respect to any Proxy Statement and other documents and communications relating to a Change of Recommendation made in accordance with Section 7.2 (but only solely to the extent such documents or communications relate to a Change of Recommendation). The Company shall (A) use its commercially reasonable efforts to provide responses as promptly as reasonable practicable to the SARB or the JSE (including with respect to any comments on the Proxy Statement proposed by the JSE), as applicable, and any requests by the SARB or the JSE (including, with respect to the JSE, for amendment or supplement to the Proxy Statement) or for additional information, (B) file with the SEC, as promptly as practicable after receipt of the requisite FinSurv approvals (and in any event no later than 2 Business Days thereafter) and (C) concurrently with such filing with the SEC, or as promptly as reasonably practicable (and in any event within five Business Days) thereafter, cause the definitive Proxy Statement to be mailed; provided that in no event shall the Company be required to file or mail the Proxy Statement prior to the No-Shop Period Start Date.

(b) Other Regulatory Matters.

(i) In addition to and without limiting the rights and obligations set forth in Section 7.5(a), Section 7.6 and Section 7.7 and subject to the other terms and conditions of this Section 7.5(b), the Company and Parent shall cooperate with each other and use (and shall cause their respective Subsidiaries to use) their respective reasonable best efforts to take or cause to be taken all actions necessary or advisable on its part under this Agreement and applicable Laws to consummate the Transactions as promptly as reasonably practicable after the date of this Agreement, including preparing and delivering or submitting documentation to (A) effect the expiration of all statutory waiting periods under applicable Antitrust Law, including under the HSR Act and the Antitrust Laws of the jurisdictions set forth in Section 4.4(a) of the Company Disclosure Letter, and, if applicable, any contractual waiting periods under any timing agreements with a Governmental Entity applicable to the consummation of the Transactions, as promptly as reasonably practicable after the date of this Agreement or the entry into any such timing agreements, respectively, and (B) make with and obtain from any Governmental Entity, as applicable, all filings, notices, reports, consents, registrations, approvals, permits and authorizations, in each case, necessary or advisable in order to consummate the Transactions, including the other Company Approvals and the other Parent Approvals.

(ii) Without limiting the generality of, and in furtherance of the provisions of Section 7.5(b)(i), each of the Company and Parent, as applicable, shall (and shall cause their respective Subsidiaries to):

(A) prepare and file, with respect to the Transactions (1) an appropriate filing of a Notification and Report Form pursuant to the HSR Act within ten Business Days after the date of this Agreement and (2) appropriate filings under any applicable Antitrust Laws of the jurisdictions set forth in Section 4.4(a) of the Company Disclosure Letter, in each case in this clause (2), and whether made formally or in draft form (where pre-filing consultation is required or pursued) within 20 Business Days after the date of this Agreement;

(B) at the direction of Parent (as determined by Parent in good faith), consent to any voluntary extension of any statutory waiting period applicable to the consummation of the Transactions or withdraw its initial filing and refile pursuant to the HSR Act or any other applicable Antitrust Laws;

(C) provide or cause to be provided to each Governmental Entity any non-privileged or protected information and documents requested by any Governmental Entity or that are necessary or advisable to permit consummation of the Transactions as promptly as practicable following any such request, and subject to Section 7.8, each shall provide each other with copies of any such information and documents; and

(D) use its respective reasonable best efforts to take all necessary or advisable steps reasonably required to (1) avoid the entry of, and (2) resist, vacate, limit, reverse, suspend or prevent any permanent, preliminary or temporary Order, in each case, as applicable, that is or is reasonably expected to be entered, issued, made or rendered, in the case of each of the foregoing clauses (1) and (2) of this Section 7.5(b)(ii)(D), that would reasonably be expected to prevent, delay or impair the consummation of the Transactions, including, (x) the defense through litigation on the merits of any Proceeding seeking to prevent, materially delay or impair the consummation of the Transactions (and if applicable, the appeal thereof and the posting of a bond in connection therewith) and (y) the proffer and agreement by Parent of its willingness to (I) sell, lease, license, transfer, dispose of, divest or otherwise encumber, or hold separate pending such disposition, and promptly to effect the sale, lease, license, transfer, disposal, divestiture or other Encumbrance, and holding separate of, assets, operations, rights, product lines, licenses, businesses or interests therein of the Company, Parent or any of their respective Subsidiaries or (II) limit or restrain the freedom of action with respect to the Company’s, Parent’s or any of their respective Subsidiaries’ ability to retain or make changes in any such assets, operations, rights, product lines, licenses, businesses or interests therein (including, for avoidance of doubt, any commitment or limitation requiring the Company, Parent or any of their respective Subsidiaries to hold separate any business or supply any product or engage in any business on any particular terms or make or maintain any investment), and in each case, the entry into agreements with, and submission to Orders of, the relevant Governmental Entity giving effect thereto as promptly as practicable; provided that the Company shall not take, proffer to take or agree to take any action without Parent’s prior written consent (which consent shall not be unreasonably conditioned, withheld or delayed) and the Company shall agree to undertake such remedies as Parent directs the Company; provided, however, that no such actions shall be required unless the effectiveness of such action is contingent upon the occurrence of the Effective Time and none of the Company or any of its Subsidiaries shall take any of such actions without Parent’s prior written consent (which consent shall not be unreasonably conditioned, withheld or delayed); provided, further, however, that, notwithstanding the foregoing, none of Parent, the Company or any of their respective Affiliates shall be required to take or agree to take or proffer to take any action or agree to or accept any measure, obligation, commitment or limitation that would reasonably be expected to constitute a Parent Burdensome Condition.

(iii) Cooperation. Neither the Company nor Parent shall permit any of its Subsidiaries or any of its or their respective Representatives to participate in any substantive discussions or meetings with any Governmental Entity in respect of any documentation to effect the expiration of any statutory waiting periods under applicable Antitrust Laws, including under the HSR Act, or make with or obtain from any Governmental Entity, as applicable, all filings, notices, responses, reports, consents, registrations, approvals, permits and authorizations, in each case, necessary or advisable in order to consummate the Transactions, including the other Company Approvals, the Regulatory Approvals and the other Parent Approvals or any investigation or other inquiry by a Governmental Entity relating thereto unless it consults with the other in advance and, to the extent permitted by such Governmental Entity (as applicable), gives the other the opportunity to attend and participate thereat. In the case of any substantive written communications with or applications or submissions in writing to any Governmental Entity, including for this purpose all proposed filings, notices, responses, submissions, offers, any proposed commitment etc., Parent shall afford the Company a reasonable opportunity to comment in advance on any such proposed communications, applications or submissions and will consider any such comments of the Company in good faith. Notwithstanding anything to the contrary in this Agreement, Parent shall have the right to devise, control and direct the strategy and timing for, and make all material decisions relating to (and shall take the lead in all meeting and communications with any Governmental Entity relating to), obtaining any approval or expiration of a waiting period contemplated by this Section 7.5(b), including defending and resolving any lawsuits or other proceedings related to any such approval or expiration of a waiting period; provided that Parent shall consult with the Company and consider its views in good faith.

(iv) Parent shall not, and shall cause its Subsidiaries not to, acquire or agree to acquire, by merging with or into or consolidating with, or by purchasing a portion of the assets of or equity in, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets or equity interests, if the entering into of a definitive agreement relating to, or the consummation of, such acquisition, merger or consolidation would reasonably be expected to: (1) impose any material delay in the obtaining of, or materially increase the risk of not obtaining, any consents of any Governmental Entity necessary to consummate the transactions contemplated by this Agreement or the expiration or termination of any applicable waiting period or (2) materially increase the risk of any Governmental Entity seeking or entering an Order prohibiting the consummation of the transactions contemplated by this Agreement.

(v) Parent shall pay all filing fees and other similar payments that are required in connection with the filings or submissions for any authorization, consent, order or approval of any Governmental Authority in connection with the filings and submissions under Antitrust Laws made pursuant to this Section 7.5.

(vi) Each of Parent, Merger Sub and the Company shall use reasonable best efforts to take or cause to be taken all actions necessary or advisable on its part under this Agreement and applicable Laws to obtain the approval of the JSE to consummate the Closing prior to the first Business Day following the first Friday that occurs on or following the end of the fourteen Business Day period contemplated by Section 1.1 (the “JSE Closing Approval”).

7.6 Status and Notifications. Separate and apart from and without limiting or expanding the rights and obligations set forth in Section 7.5(a)(iv) and Section 7.5(b)(iii), the Company and Parent each shall keep the other apprised of the status of matters relating to the completion of the Transactions, including as promptly as practicable notifying the other of any substantive or material notices or communications received by Parent or the Company, as the case may be, or any of their respective Subsidiaries, from any third party, including any Governmental Entity, with respect to such Transactions and as promptly as practicable following such receipt furnishing the other with, if applicable, copies of notices or other communications (or where no such copies are available, a reasonably detailed written description thereof).

7.7 Third-Party Consents. Prior to the Closing, the Company shall, upon the reasonable request of Parent, use its commercially reasonable efforts to obtain or effect, as applicable, any necessary or reasonably desirable notices, acknowledgments, waivers or consents with respect to any Contracts of the Company or its Subsidiaries identified by Parent; provided that notwithstanding anything to the contrary in this Agreement, in no event shall the Company, Parent or any of their respective Subsidiaries be required to make or agree to make any payments to any third party (other than (a) payments to the Company, any of its Subsidiaries or their respective Affiliates’ Representatives for services rendered in connection with the Transactions or (b) immaterial payments), concede or agree to concede anything of monetary or economic value, amend or otherwise modify any Contract to which it is a party to or bound or commence, or defend or participate in any Proceeding, in each case in connection with such cooperation; provided, however, that Parent can compel the Company to (and to cause the Company’s Subsidiaries to) take any such actions so long as the effectiveness of such action is contingent on the Closing; provided, further, each of Parent and Merger Sub acknowledges and agrees that the receipt of any consent, approval, waiver or amendment contemplated by this Section 7.7 shall in no way be a condition to any Party’s requirement to effect the Closing.

7.8 Information and Access.

(a) The Company and Parent each shall (and shall cause its respective Subsidiaries to, and shall instruct its and their respective Representatives to), upon the reasonable request by the other, furnish to the other, as promptly as practicable, with all information concerning itself, its Representatives and such other matters as may be necessary or advisable in connection with the preparation and filing of the Proxy Statement and any information or documentation to effect the expiration of all waiting periods under applicable Antitrust Laws and, if applicable, any contractual waiting periods under any timing agreements with a Governmental Entity applicable to the consummation of the Transactions, and all filings, notices, reports, consents, registrations, approvals, permits and authorizations, made or sought by or on behalf of Parent, the Company or any of their respective Subsidiaries to or from any third party, including any Governmental Entity, in each case necessary or advisable in connection with the Transactions.

(b) In addition to, and without limiting, the rights and obligations set forth in Section 7.8(a), the Company shall (and shall cause its Subsidiaries to), upon reasonable prior notice, afford Parent and its Representatives, during normal business hours, during the period commencing with the execution and delivery of this Agreement and continuing until the earlier of the Effective Time and the termination of this Agreement and abandonment of the Transactions pursuant to Article IX, to the Company Employees, agents, properties, offices and other facilities, Contracts, books and records, and, during such period, the Company shall (and shall cause its Subsidiaries to) furnish promptly to Parent and its Representatives all other information and documents concerning or regarding its businesses, properties, assets, liabilities and personnel as may reasonably be requested by or on behalf of Parent; provided, however, that, subject to compliance with the obligations set forth in Section 7.8(c): (i) neither the Company nor any of its Subsidiaries shall be required to provide such access or furnish such information or documents to the extent doing so would, in the Company’s reasonable judgment, reasonably be expected to result in (A) a violation of applicable Law, (B) the disclosure of any material Trade Secrets in a manner that would result in any such Trade Secrets no longer being protected as such under applicable Law following such disclosure, (C) the breach of any contractual confidentiality obligations in any Contract with a third party (other than a Permitted Confidentiality Agreement) entered into prior to the date of this Agreement, (D) waiving the protection of any attorney-client privilege or protection (including attorney-client privilege, attorney work-product protections and confidentiality protections) or any other applicable legal privilege or protection concerning pending or threatened Proceedings or (E) the disclosure of any Personal Information that would expose the Company or any of its Subsidiaries to the risk of material liability; and (ii) in no event shall the work papers of the Company’s and its Subsidiaries’ independent accountants and auditors be accessible to Parent or any of its Representatives unless and until such accountants and auditors have provided a consent related thereto in form and substance reasonably acceptable to such auditors or independent accountants; provided that the Company shall use its reasonable best efforts to make appropriate substitute arrangements to permit reasonable disclosure that does not suffer from any of the impediments expressly set forth in clause (i) of this Section 7.8(b), including by arrangement of appropriate “counsel-to-counsel” disclosure, clean room procedures, redaction and other customary procedures, entry into a customary joint defense agreement and, with respect to the contractual confidentiality obligations contemplated by clause (i)(C) of this Section 7.8(b), obtaining a waiver with respect to or consent under such contractual confidentiality obligations (without conceding anything of non-de minimis monetary or economic value, or requiring the payment of any non-de minimis consideration, fees or expenses to such third-party counterparties). All requests for such access or information made pursuant to this Section 7.8(b) shall be initially directed to the Person set forth in Section 7.8(b) of the Company Disclosure Letter, which Person may be replaced by the Company at any time by providing written notice to Parent, and any access granted in connection with a request made pursuant to this Section 7.8(b) shall be supervised by such Persons and be conducted in such a manner so as not to unreasonably interfere with any of the businesses, properties or assets of the Company or any of its Subsidiaries.

(c) Without limiting the generality of the other provisions of this Section 7.8, the Company and Parent, as each deems advisable and necessary, after consultation with their respective outside legal counsel, may reasonably designate competitively sensitive information and documents (including those that relate to valuation of the Company or Parent (as the case may be)) as “Outside Counsel Only Information.” Such information and documents shall only be provided to the outside legal counsel of the Company or Parent (as the case may be), or subject to such other similar restrictions mutually agreed to by the Company and Parent, and subject to any amendment, supplement or other modification to the Confidentiality Agreement or additional confidentiality or joint defense agreement between or among the Company and Parent; provided, however, that, subject to any applicable Laws relating to the exchange of information, the outside legal counsel receiving such information and documents may prepare one or more reports summarizing the results of any analysis of any such shared information and documents, and disclose such reports, other summaries or aggregated information derived from such shared information and documents to Representatives of such outside legal counsel’s client.

(d) No access or information provided to Parent or any of its Representatives or to the Company or any of its Representatives following the date of this Agreement, whether pursuant to this Section 7.8 or otherwise, shall affect or be deemed to affect, modify or waive the representations and warranties of the Parties or be deemed to constitute any representation or warranty of the Company unless, and then solely to the extent that, any such materials or information is the subject of any express representation or warranty set forth in Article IV or Article V and, for the avoidance of doubt, all information and documents disclosed or otherwise made available pursuant to Section 7.5, Section 7.6, this Section 7.8 or otherwise in connection with this Agreement and the Transactions shall be governed by the terms and conditions of the Confidentiality Agreement and subject to applicable Laws relating to the exchange or sharing of information and any restrictions or requirements imposed by any Governmental Entity.

7.9 Publicity. The initial press release with respect to the Transactions shall be a joint press release in the form mutually agreed to by the Company and Parent prior to the date of this Agreement. Thereafter, the Company and Parent shall consult with each other, provide each other with a reasonable opportunity for review and give due consideration to reasonable comments by each other, prior to issuing any other press releases or otherwise making public statements, disclosures or communications with respect to the Transactions (provided that the Company shall not issue any press release or otherwise make public statements, disclosures or communications with respect to the Transactions without the prior written consent of Parent and that Parent shall not issue any press release or otherwise make public statements, disclosures or communications with respect to the Transactions without the prior written consent of the Company) except (a) as may be required or rendered impractical by applicable Law or by obligations pursuant to any listing agreement with or rules of any national securities exchange, (b) with respect to any Change of Recommendation made in accordance with this Agreement or Parent’s responses thereto or (c) with respect to the Parties’ disclosures or communications with any Governmental Entity regarding the Proxy Statement or any Company Approvals or Parent Approvals contemplated by Section 7.5 or with respect to the communications contemplated by Section 7.10(e), which shall be governed by the provisions of Section 7.5 and Section 7.10(e), respectively, and in addition to the exceptions set forth in foregoing clauses (a) through (c) of this second sentence of this Section 7.9, (i) each of the Company and Parent (and Representatives thereof) may make any public statements, disclosures or communications in response to inquiries from the press, analysts, investors, customers or suppliers or via industry conferences or analyst or investor conference calls, so long as such statements, disclosures or communications are not inconsistent in tone and substance with previous public statements, disclosures or communications jointly made by the Company and Parent, and (ii) Parent, Merger Sub and their respective Affiliates may, without consultation or consent, make ordinary-course disclosure and communication to existing or prospective general or limited partners, equity holders, members, managers and investors of such Person or any Affiliates of such Person, in each case, who are subject to customary confidentiality restrictions.

7.10 Employee Matters.

(a) Parent agrees that each of the Continuing Employees shall, during the period commencing at the Effective Time and ending on the one-year anniversary thereof, be provided with (i) a base salary or base wage that is no less favorable than the base salary or base wage provided by the Company and its Subsidiaries to such Continuing Employee immediately prior to the Effective Time, (ii) short- and long-term target incentive compensation opportunities that are substantially comparable in the aggregate to those provided to such Continuing Employee immediately prior to the Effective Time (provided that Parent shall not be obligated to provide such incentives in the form of equity or equity-based compensation), (iii) severance benefits that are no less favorable than those applicable to such Continuing Employee immediately prior to the Effective Time under the terms of the Company Benefit Plans scheduled on Section 4.13(a) of the Company Disclosure Letter and (iv) retirement and health and welfare benefits to such Continuing Employee that are substantially comparable in the aggregate to those provided to such Continuing Employee immediately prior to the Effective Time.

(b) Parent shall (i) cause any pre-existing conditions or limitations and eligibility waiting periods under any group health plans of Parent or its Affiliates to be waived with respect to the Continuing Employees and their eligible dependents, (ii) give each Continuing Employee credit for the plan year in which the Effective Time occurs towards applicable deductibles and annual out-of-pocket limits for medical expenses incurred prior to the Effective Time for which payment has been made and (iii) give each Continuing Employee service credit for such Continuing Employee’s employment with the Company and its Subsidiaries for purposes of vesting, benefit accrual and eligibility to participate under each applicable Parent Benefit Plan, as if such service had been performed with Parent, except for benefit accrual under defined benefit pension plans, for purposes of qualifying for subsidized early retirement benefits or to the extent it would result in a duplication of benefits.

(c) If the Effective Time occurs on or prior to the payment of annual bonuses in respect of fiscal year 2023, Parent shall, or shall cause the Surviving Company to, pay to the Continuing Employees who remain employed with Parent, the Surviving Company or their respective Affiliates through the end of the fiscal year 2023 annual performance period, annual bonuses in respect of fiscal year 2023 in an amount equal to the greater of (i) 100% of such Continuing Employee’s target annual bonus and (ii) the bonus that such Continuing Employee would have earned based upon actual performance (with determinations of actual performance made by the Company Compensation Committee immediately prior to the Effective Time based upon a good faith estimate of the full-year results to the extent the Effective Time precedes the end of such year or precedes the availability of final results); provided that actual performance shall be adjusted at the discretion of the Company Board or Company Compensation Committee, as applicable and as constituted prior to the Effective Time, in good faith, to account for any consequences of the Transactions on the applicable performance targets.

(d) Parent acknowledges that the consummation of the Merger shall be a “change in control” (or similarly used term) for purposes of the Company Benefit Plans and shall, and shall cause the Surviving Company to, honor all employee benefit obligations to current and former employees under the Company Benefit Plans in accordance with their terms.

(e) Notwithstanding any permitted disclosures under the Confidentiality Agreement, prior to making any broad-based written or oral communications to employees (including any officers) of the Company or any of its Subsidiaries pertaining to compensation or benefit matters that are affected by the Transactions, (i) Parent shall provide the Company with a copy of the intended communication, the Company shall have a reasonable period of time to review and comment on the communication, and Parent shall consider such comments in good faith and (ii) the Company shall provide Parent with a copy of the intended communication, Parent shall have a reasonable period of time to review and comment on the communication, and the Company shall consider such comments in good faith, in each case as applicable.

(f) Nothing set forth in this Agreement is intended to (i) be treated as an amendment of any particular Company Benefit Plan, (ii) prevent Parent, the Surviving Company or any of their Affiliates from amending or terminating any of their benefit plans in accordance with their terms, (iii) prevent Parent, the Surviving Company or any of their Affiliates, after the Effective Time, from terminating the employment of any Continuing Employee, or (iv) without limiting the generality of Section 10.8, create any third-party beneficiary rights in any employee of the Company or any of its Subsidiaries, any beneficiary or dependent thereof, with respect to the compensation, terms and conditions of employment or benefits that may be provided to any Continuing Employee by Parent, the Surviving Company or any of their Affiliates or under any benefit plan which Parent, the Surviving Company or any of their Affiliates may maintain.

7.11 Equity Awards. No earlier than five Business Days prior to, and no later than three Business Days prior to, the anticipated Closing Date (the “Equity Award Reference Date”), the Company shall provide Parent an updated Company Equity Award Schedule, as of the close of business on the Equity Award Reference Date. Following such delivery, the Company shall promptly (and in no event later than the day prior to the Closing Date) provide Parent with a list of any changes occurring in such information since the Equity Award Reference Date.

7.12 Indemnification; Directors’ and Officers’ Insurance.

(a) From and after the Effective Time, to the fullest extent permitted under applicable Law, Parent shall, and shall cause the Surviving Company to, (i) indemnify, defend and hold harmless the Indemnified Parties against any costs or expenses (including reasonable and documented attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with, arising out of or otherwise related to any Proceeding, in connection with, arising out of or otherwise related to matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, including in connection with (A) the Transactions and (B) actions to enforce this provision or any other indemnification or advancement right of any Indemnified Party, and (ii) advance reasonable and documented expenses as incurred; provided that any Person to whom expenses are so advanced provides an undertaking to repay such advances if it is ultimately determined by final adjudication by the Chosen Courts that such Person is not entitled to such advanced expenses.

(b) Prior to the Effective Time, the Company shall, and, if the Company is unable to, Parent shall cause the Surviving Company as of the Effective Time to, obtain and fully pay the premium for directors’ and officers’ liability and fiduciary liability “tail” insurance covering the Company and such natural persons who are covered by the Company’s directors’ and officers’ liability and fiduciary liability insurance in effect as of the date hereof (“Current Insurance”), in each case for a claims reporting or discovery period of six years from and after the Effective Time (“Tail Period”) with respect to any claim related to matters existing or occurring prior to the Effective Time (including in connection with this Agreement or the Transactions) from the insurers of the Current Insurance or one or more insurers with the same or better A.M. Best financial strength rating as such current insurers and with terms, conditions, retentions and limits of liability that are at least as favorable to the insureds as the Current Insurance; provided, however, that the aggregate cost paid for such “tail” insurance shall not exceed 300% of the aggregate annual premium paid for the Current Insurance as of the date of this Agreement (“Maximum Amount”); and provided, further, that if such insurance is not available or the cost of such insurance exceeds the Maximum Amount, the Company shall and, if the Company is unable to, Parent shall cause the Surviving Company to, obtain insurance with the greatest coverage available for a cost not exceeding the Maximum Amount. If the Company for any reason fails to obtain or Parent for any reason fails to cause to be obtained such “tail” insurance with effect as of the Effective Time, the Surviving Company shall, and Parent shall cause the Surviving Company to, continue to maintain in effect for the Tail Period the Current Insurance or substitute insurance with one or more insurers with the same or better A.M. Best financial strength rating as such current insurers and with terms, conditions, retentions and limits of liability that are at least as favorable to the insureds as provided in the Current Insurance, in each case providing coverage with respect to any matters existing or occurring prior to the Effective Time (including in connection with this Agreement or the Transactions); provided, however, that in no event shall the aggregate annual premium for such insurance exceed the Maximum Amount; provided, further, that if the cost of such insurance exceeds the Maximum Amount, the Surviving Company shall, and Parent shall cause the Surviving Company to, obtain insurance with the greatest coverage available for a cost not exceeding the Maximum Amount.

(c) Any Indemnified Party wishing to claim indemnification under this Section 7.12, upon learning of any Proceeding for which indemnification under this Section 7.12 may be available, shall promptly notify Parent and the Surviving Company thereof in writing, but the failure to so notify shall not relieve Parent or the Surviving Company of any obligation or liability it may have to such Indemnified Party unless such failure actually and materially prejudices Parent’s or the Surviving Company’s ability to defend a Proceeding. In the event of any Proceeding for which an Indemnified Party is entitled to indemnification pursuant to Section 7.12(a): (i) the Surviving Company shall have the right to assume the defense thereof, including the selection of counsel (it being understood and agreed that by electing to assume the defense thereof, neither Parent nor the Surviving Company shall be deemed to have waived any right to object to the Indemnified Party’s entitlement to indemnification hereunder with respect thereto or assumed any obligation or liability with respect thereto), except that if Parent or the Surviving Company elects not to assume such defense or there is an actual conflict of interest between Parent or the Surviving Company and the Indemnified Party, the Indemnified Party may retain legal counsel satisfactory to him/her that is approved by, and mutually agreed upon, by the Surviving Company and the Indemnified Party (with each acting reasonably), and the Surviving Company shall pay all reasonable and reasonably documented fees and expenses of such legal counsel for the Indemnified Party promptly following the receipt of such supporting documentation therefor; provided, however, that the Surviving Company shall be obligated pursuant to this Section 7.12(c) to pay for only one law firm for all Indemnified Parties in any jurisdiction unless the use of one law firm for such Indemnified Parties would constitute a conflict of interest under applicable standards of professional conduct on any significant issue between the positions of any two or more Indemnified Parties, in which case the fewest number of law firms necessary to avoid conflicts of interest shall be used; (ii) the Indemnified Party and the Surviving Company shall reasonably cooperate with one another in the defense of any such matter; (iii) the Indemnified Party shall not be liable or have any obligation for any settlement effected without his/her prior written consent (such consent not to be unreasonably conditioned, withheld or delayed) if the Surviving Company elects to assume such defense, and the Surviving Company shall not be liable or have any obligation for any settlement effected without its prior written consent (such consent not to be unreasonably conditioned, withheld or delayed) if the Surviving Company elects not to assume such defense; and (iv) all rights to indemnification in respect of any such Proceedings shall continue until final disposition of all such Proceedings.

(d) During the Tail Period, all rights to indemnification and exculpation from liabilities for acts or omissions occurring prior to the Effective Time and rights to advancement of expenses relating thereto now existing in favor of any Indemnified Party as provided in the Organizational Documents of the Company and its Subsidiaries or any indemnification agreement between such Indemnified Party and the Company or any of its Subsidiaries, in each case, as in effect on the date of this Agreement and on the forms filed with the SEC by the

Company, shall not be amended, restated, amended and restated, repealed or otherwise modified in any manner that would adversely affect any right thereunder of any such Indemnified Party without his/her prior written consent except to the extent required by Law.

(e) If Parent or the Surviving Company or any of their respective legal successors or permitted assigns (i) shall consolidate with or merge into any other Person and shall not be the continuing or surviving Person of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any Person, then, and in each such case, proper provisions shall be made so that the legal successors and permitted assigns of Parent or the Surviving Company shall assume all the obligations set forth in this Section 7.12.

(f) The provisions of this Section 7.12 are intended to be for the benefit of, and from and after the Effective Time shall be enforceable, subject to the Bankruptcy and Equity Exception, by each of the Indemnified Parties, who shall be third-party beneficiaries of this Section 7.12.

(g) The rights of the Indemnified Parties under this Section 7.12 are in addition to any rights such Indemnified Parties may have under the Organizational Documents of the Company or any of its Subsidiaries, or under any applicable Contracts or Laws, and nothing in this Agreement is intended to or shall release, waive, impair or diminish any Person’s rights to insurance coverage or proceeds under any policy that is, has been or may in the future be in existence (it being understood and agreed that the indemnification provided for in this Section 7.12 is not prior to or in substitution of any claims under such policies). Nothing in this Agreement is intended to be for the benefit of any insurer.

7.13 Treatment of Certain Existing Indebtedness. Notwithstanding Section 7.7, the Company shall cooperate, and cause its Subsidiaries to cooperate, with Parent, upon the reasonable request of Parent, in connection with obtaining (a) consent to the Transactions from the lenders under the Existing Facilities and, to the extent applicable, the counterparties to the Swap Contracts and (b) any waivers or amendments (i) in respect of the applicable change of control provisions under any Existing Facility or Swap Contract in connection with the Transactions or (ii) as otherwise contemplated by the Debt Commitment Letter. If reasonably requested by Parent, the Company shall assist in the preparation of, provide and, if applicable, execute, documents relating to the repurchase or repayment of any Existing Facility or any other existing indebtedness of the Company and its subsidiaries and the termination or unwind of any Swap Contract, including customary documentation related to an offer to purchase the Existing Notes or Company Preference Shares, refinancing of the Existing Term Loan Facility or Existing Revolving Facility, customary payoff letters, and (to the extent required) evidence that notice of such repayment has been timely delivered to the holders of such Existing Facility or other indebtedness; provided that (x) the Company shall not be required to take any such actions unless the effectiveness thereof is contingent upon the occurrence of the Closing and (y) Parent shall promptly, upon request by the Company, reimburse the Company for all reasonable and documented out-of-pocket costs and expenses (including reasonable attorneys’ and accountants’ fees) incurred by the Company in connection with such cooperation and shall indemnify and hold harmless the Company and its Representatives from and against any and all losses, damages, claims, costs or expenses suffered or incurred by any of them in connection with any such repurchase or repayment; provided, further, that the receipt of any consent, approval, waiver or amendment or the execution of any documentation contemplated by this Section 7.13 shall in no way be a condition to any party’s requirement to effect the Closing.

7.14 Takeover Statutes. If any Takeover Statute is, becomes or is deemed applicable to the Transactions, the Company and the Company Board shall grant such approvals and, along with Parent, shall take such actions as are reasonably necessary and advisable so that the Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or minimize the effects of any such Takeover Statutes.

7.15 Transaction Litigation. In the event that any shareholder litigation related to this Agreement, the Statutory Merger Agreement or the Transactions and the Statutory Merger Agreement is brought, or, to the

Knowledge of the Company, threatened, against the Company or any Indemnified Party from and following the date of this Agreement and prior to the Effective Time (such litigation, other than any Proceeding in connection with, arising out of or otherwise related to a demand for appraisal under Section 106(6) of the Companies Act, which shall be governed by Section 3.2(g), “Transaction Litigation”), the Company shall as promptly as practicable (a) notify Parent thereof and shall keep Parent reasonably informed with respect to the status thereof and (b) give Parent a reasonable opportunity to participate in the defense or settlement (at Parent’s sole expense and subject to a customary joint defense agreement) of any Transaction Litigation and shall consider in good faith Parent’s advice with respect to such Transaction Litigation. Except if the Company Board has made a Change of Recommendation, the Company shall give Parent the opportunity to consult with the Company regarding, or participate in, but not control, the defense or settlement of any such Transaction Litigation. None of the Company, any of its Subsidiaries or any of their respective Representatives shall compromise, settle or come to an arrangement regarding any Transaction Litigation, in each case, unless Parent have consented thereto in writing (such consent to be made at Parent’s good faith discretion).

7.16 [Intentionally Omitted].

7.17 Delisting and Deregistration. Prior to the Closing Date, the Company shall cooperate with Parent and use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, necessary or advisable on its part under applicable Law, including, for the avoidance of doubt, the rules and policies of the NYSE and the JSE, to enable the delisting by the Surviving Company of Shares from the NYSE and the JSE and the deregistration of the Shares under the Exchange Act and the Securities Act as promptly as practicable after the Effective Time, but in any event no more than ten days thereafter. In connection therewith, Parent shall use commercially reasonable efforts to (i) assist in enabling the Company, the NYSE to be in a position to promptly file and cause the Surviving Company, the NYSE to file with the SEC a Form 25 with respect to the Shares on the Closing Date and (ii) cause the Surviving Company to file a Form 15 with respect to the Shares on the first Business Day that is at least ten days after the date the Form 25 is filed.

7.18 Financing Cooperation.

(a) Prior to the Closing, the Company shall use its commercially reasonable efforts, at the sole cost and expense of Parent (but solely to the extent such costs are reasonable and documented out-of-pocket costs and expenses), to cooperate with Parent as is reasonably necessary in connection with the arrangement of the Debt Financing (and any amendments, supplements, replacements or modifications thereto in accordance with Section 7.19 by Parent), to the extent customary and reasonably requested by Parent, including:

(i) causing appropriate members of the management team of the Company to participate during normal business hours in a reasonable and limited number of meetings, lender presentations, due diligence sessions, drafting sessions, calls and meetings with prospective lenders and ratings agencies, in each case, upon reasonable notice at mutually agreed times and places, and only to the extent customarily needed for financing of the type contemplated by the Debt Commitment Letter;

(ii) assisting Parent with Parent’s (or any applicable Affiliate of Parent’s) preparation of customary materials for rating agency and lender presentations, confidential information memoranda and similar customary documents reasonably requested in connection with the Debt Financing, and provide reasonable and customary authorization letters for the Debt Financing Sources authorizing the distribution of information to prospective lenders and other financing sources and containing customary information;

(iii) assisting Parent with Parent’s (or any applicable Affiliate of Parent’s) preparation of (but not executing) any guarantee, pledge and security documents contemplated by the Debt Financing, and any certificates and schedules related thereto and other customary definitive documents relating to the Debt Financing, and otherwise reasonably assist in facilitating the pledging of collateral at or after the Closing contemplated by the Debt Financing (if applicable) as may be reasonably requested by Parent; and

(iv) delivery to Parent of the Financing Information.

(b) Notwithstanding the foregoing or anything else contained herein to the contrary, nothing in this Section 7.18 shall require the Company or its Affiliates or Representatives (i) to execute any definitive financing documents, including any credit or other agreements, pledge documents, security documents or other certificates in connection with the Financing (other than as expressly set forth in Section 7.18(a)(ii) and Section 7.18(a)(iii) above), (ii) to provide cooperation or take any other action to the extent that it would reasonably be expected to interfere in any material respect with the business or operations of the Company or its Affiliates, (iii) to provide cooperation to the extent that it would reasonably be expected to conflict with or violate any applicable Law or result in a breach of, or a default under, any Material Contract, (iv) to provide cooperation to the extent that it would reasonably be expected to interfere in any material respect with or materially adversely affect any commercial relationships with customers, suppliers or other parties, (v) to breach, waive or amend any terms of this Agreement, (vi) to provide cooperation to the extent it would cause any condition to the Closing set forth in Section 8.1, Section 8.2 or Section 8.3 to not be satisfied, (vii) to violate any obligation of confidentiality (not created in contemplation hereof) binding on the Company or its Affiliates or Representatives or disclose any information that is legally privileged (provided that in the event that the Company or its Affiliates or Representatives do not provide information in reliance on the exclusion in this clause (vii), the Company or its Affiliates or Representatives shall use commercially reasonable efforts to provide notice to Parent promptly upon obtaining knowledge that such information is being withheld (but solely if providing such notice would not violate such obligation of confidentiality)) or (viii) to deliver any financial statements to the extent not produced by the Company in the Ordinary Course of Business. Additionally, (A) none of the Company or its Affiliates shall be required to pay or incur any fee or incur or assume any liability or obligation in connection with any Debt Financing prior to the Closing (other than as are expressly contingent upon Closing or reimbursable or payable by Parent, and except for the obligation to deliver the customary authorization and representation letter referenced above), (B) none of the directors of the Company or its Affiliates shall be required to authorize or adopt any resolutions approving the agreements, documents, instruments, actions and transactions contemplated in connection with the Debt Financing that would be effective prior to the Effective Time, (C) except as set forth in Section 7.18(a)(iii), none of the Company or its Affiliates or Representatives shall be required, prior to the Closing, to make any representation to Parent, any of its Affiliates, any lender, agent or lead arranger to any Debt Financing, or any other Person with respect to any action under this Section 7.18, including as to solvency, or to deliver or require to be delivered any solvency or similar certificate or any legal opinion, and (D) except as contemplated by Section 7.7 and Section 7.13, none of the Company or its Affiliates or Representatives shall be required to seek any amendment, waiver, consent or other modification under any Indebtedness. Nothing hereunder shall require any employee, officer, director or other Representative of the Company or its Affiliates or Representatives to deliver any certificate or other document or take any other action that would potentially result in personal liability to such employee, officer, director or other Representative.

(c) All non-public or otherwise confidential information regarding the Company, the Company’s Subsidiaries and their respective Affiliates obtained by Parent and its Affiliates, officers, directors, employees, shareholders, stockholders, agents and representatives pursuant to this Section 7.18 will be kept confidential in accordance with the confidentiality provisions of the Debt Commitment Letter.

(d) Parent will, promptly upon request by the Company, reimburse the Company, the Company’s Subsidiaries, and their respective Affiliates and Representatives for all reasonable and documented out-of-pocket costs incurred thereby in connection with such cooperation and will indemnify and hold harmless the Company, the Company’s Subsidiaries, and their respective Affiliates and Representatives for and against any and all losses suffered or incurred by them in connection with the arrangement of the Debt Financing and any information utilized in connection therewith, other than liabilities (x) caused by the gross negligence, fraud or willful misconduct of the Company, the Company’s Subsidiaries, and/or their respective Affiliates and Representatives, (y) resulting from historical information furnished in writing by or on behalf of the Company, the Company’s Subsidiaries, and/or their respective Affiliates and Representatives, including Financing Information to be utilized in connection with the Debt Financing or (z) caused by a material breach of this Section 7.18 by the Company.

7.19 Parent Financing.

(a) Parent shall use its commercially reasonable efforts to take, or cause to be taken, all actions and do, or cause to be done, as promptly as possible, all things necessary, proper or advisable to arrange and obtain the Financing on the terms and conditions described in the Commitment Letters (including any flex provisions in any fee letter), including using commercially reasonable efforts to maintain in effect the Commitment Letters to the extent the proceeds of the Financing are required to consummate the Transactions and to, as promptly as possible, (i) satisfy, or cause to be satisfied, on a timely basis, or obtain a waiver of, all conditions precedent in the Commitment Letters applicable to Parent and its Affiliates to the extent the proceeds of the Financing are required to consummate the Transactions, (ii) maintain in full force and effect the Financing Commitments to the extent the proceeds of the Financing are required to consummate the Transactions and satisfy on a timely basis all conditions and covenants applicable to Parent (or its Affiliates) in such definitive agreements, (iii) negotiate and enter into definitive agreements with respect to the Debt Financing on the terms and conditions contemplated by the Debt Commitment Letter to the extent the proceeds of the Financing are required to consummate the Transactions (or on terms that are not less favorable in the aggregate to Parent than the terms and conditions set forth in the Debt Commitment Letter in effect on the date hereof), (iv) in the event that all conditions to the funding or investing, as applicable, of the Financing have been satisfied and to the extent such proceeds are required to consummate the Transactions, consummate the Financing at or prior to the Closing, including using commercially reasonable efforts to cause the Financing Sources providing the Financing to fund at Closing to the extent the proceeds of the Financing are required to consummate the Transactions, (v) enforce its rights under the Commitment Letters to the extent the proceeds of the Financing are required to consummate the Transactions and (vi) comply with its obligations under the Commitment Letters and, in the case of the Debt Commitment Letter, any related definitive agreement to the extent the proceeds of the Financing are required to consummate the Transactions.

(b) Parent shall keep the Company reasonably informed on a prompt basis and in reasonable detail of material developments in respect of the Financing. Without limiting the generality of the foregoing, Parent shall give the Company prompt (and in any event within three Business Days) written notice (i) of any threatened or actual breach or default by Parent or any other party to either Commitment Letter or other definitive agreements with respect thereto (such definitive agreements related to the Debt Financing, collectively, with the Debt Commitment Letter, “Debt Documents”) which could reasonably be expected to affect the conditionality, timing, availability or quantum of the Financing or any threatened or actual termination of either Commitment Letter, (ii) if and when Parent receives notice from any Financing Source that any portion of the Financing contemplated by either Commitment Letter is not reasonably expected to be available for the Financing Purposes (other than as a result of any amendment, termination or modification of the Debt Commitment Letter in accordance with the terms of this Section 7.19), (iii) of the receipt of any written notice or other written communication from any party to either Commitment Letter with respect to any actual or potential breach, default, termination or repudiation by any party to any Commitment Letter or other Debt Document or material dispute or disagreement between or among any parties to any Debt Document (but excluding, for the avoidance of doubt, any ordinary course negotiations with respect to the terms of the Debt Financing or Debt Documents), and (iv) of any expiration or termination of either Commitment Letter or other Debt Document; provided that in no event will Parent or any Affiliate thereof be under any obligation to disclose any information pursuant to this Section 7.19(b) that is subject to attorney client or similar privilege if Parent shall have used its reasonable best efforts to disclose such information in a way that would not waive such privilege.

(c) Parent shall not, without the Company’s prior written consent, permit or consent to any amendment, supplement or modification to be made to the Equity Commitment Letters if such amendment, supplement or modification would or could reasonably be expected to (i) delay, prevent or make less likely to occur the funding of the Equity Financing, (ii) reduce (or could have the effect of reducing) the aggregate amount of the Equity Financing under the Equity Commitment Letters (other than as a result of an assignment of an Equity Financing Source’s commitment to another Equity Financing Source), (iii) impose new or additional conditions or otherwise expand, amend or modify any of the conditions to the receipt of the Equity Financing, in each case in a manner that could reasonably be expected to delay or prevent or make less likely to occur the funding of the Equity Financing at the Closing or (iv) otherwise adversely impact the ability of Parent to enforce its rights against the other parties to the Equity Commitment Letters (including any right to seek or obtain specific performance of the Equity Commitment Letters).

(d) Parent shall not, without the Company’s prior written consent, permit or consent to any amendment, supplement or modification to be made to the Debt Commitment Letter if such amendment, supplement or modification would or could reasonably be expected to (i) delay, prevent or make less likely to occur the funding of the Debt Financing, to the extent the Debt Financing is required to consummate the Transactions, (ii) reduce (or could have the effect of reducing) the aggregate amount of the Debt Financing under the Debt Commitment Letter, to the extent the amounts of such Debt Financing is required to consummate the Transactions, (iii) impose new or additional conditions or otherwise expand, amend or modify any of the conditions to the receipt of the Debt Financing, in each case in a manner that could reasonably be expected to delay or prevent or make less likely to occur the funding of the Debt Financing at the Closing, to the extent the Debt Financing is required to consummate the Transactions or (iv) otherwise adversely impact the ability of Parent to enforce its rights against the other parties to the Debt Commitment Letter or (prior to Closing) the definitive agreements with respect thereto (including any right to seek or obtain specific performance of the Debt Commitment Letter), in each case, to the extent the Debt Financing is required to consummate the Transactions; provided that Parent may amend, amend and restate, replace, supplement, or otherwise modify or waive any of its rights under, the Debt Commitment Letter, so long as any such amendment, replacement, supplement, or other modification to or waiver of any provisions of such Debt Commitment Letter shall not (x) expand upon the conditions precedent to the funding of the Debt Financing as set forth in the Debt Commitment Letter or otherwise modify the Debt Commitment Letter in a manner that, in each case, would, or would reasonably be likely to, prevent, impede, or delay the Closing, (y) reduce the amount of the Debt Financing or reduce the Debt Financing Sources’ commitments under the Debt Commitment Letter (other than as a result of an assignment of a Debt Financing Source’s commitment to another Debt Financing Source) unless such reduced amount, when combined with the Equity Financing (including any increase thereto) and cash and other sources of immediately available funds that are accessible to Parent, is sufficient to satisfy Parent’s obligations contemplated by this Agreement, or (z) adversely affect in any material respect the ability of Parent to enforce its rights against the Debt Financing Sources or under the Debt Commitment Letter; provided, further, that (i) to the extent written lender consent to the Transactions is provided under the Existing Facilities prior to the Closing, Parent (or its applicable Affiliate) may amend or terminate, or otherwise modify or supplement, the Debt Commitment Letter or any of the Debt Documents, as applicable, to reduce the commitments provided under the Debt Commitment Letter in an amount up to the aggregate amount outstanding under such consented to Existing Facilities, plus the amount of any undrawn commitments, under the applicable Existing Facility and (ii) Parent may amend, modify or supplement the Debt Commitment Letter to add additional lenders, arrangers, bookrunners, agents or managers that have not executed the Debt Commitment Letter as of the date of this Agreement. Parent shall promptly furnish to the Company true and complete copies of any amendment, replacement, supplement, modification, consent or waiver relating to the Debt Commitment Letter following the execution thereof. For purposes of this Agreement (other than representations made as of a prior date), references to the “Debt Commitment Letter” shall include such document(s) as permitted or required by this Section 7.19 to be amended, supplemented, modified or waived, in each case from and after such amendment, supplement, modification or waiver.

(e) In the event any portion of the Debt Financing becomes unavailable on the terms and conditions in the Debt Commitment Letter (including, as necessary, any flex terms applicable thereto or to any related fee letter) (any such event or circumstance, a “Financing Failure Event”) and is needed to consummate the Transactions, Parent shall use its commercially reasonable efforts to arrange to obtain, or cause to be obtained, alternative financing, including by reason of capital markets, securities or other financing transactions, in an amount sufficient to replace any unavailable portion of the Financing (“Alternative Financing”) as promptly as practicable following the occurrence of such Financing Failure Event, (i) on (A) economic terms and (B) other terms, in each case, that are not materially less favorable in the aggregate when taken as a whole to Parent than the terms of the Debt Commitment Letter (including any flex terms applicable thereto) and (ii) containing conditions to draw, conditions to Closing and other terms that would be permitted if effected pursuant to an amendment to the Debt Commitment Letter in accordance with Section 7.19(d). The provisions of Section 7.18 and this Section 7.19 shall be applicable to the Alternative Financing, and, for the purposes of this Agreement, all references to the Debt Financing shall be deemed to include such Alternative Financing, all references to Debt Documents shall include the applicable documents for the Alternative Financing, and all references to the Lenders shall include the Persons providing or arranging the Alternative Financing. In the event Parent has obtained any other substitute or supplemental financing, the proceeds of which are received on or after the Closing Date and which amount, if applicable, substitutes an equivalent portion of the Debt Financing, for the purposes of this Agreement, all references to the Debt Financing shall be deemed to include such substitute financing.

(f) Parent shall, and shall cause its Affiliates to, refrain from taking, directly or indirectly, any action that would reasonably be expected to result in the failure of any of the conditions contained in the Commitment Letters or in any definitive agreement relating to the Financing. Parent acknowledges and agrees that none of the obtaining of the Financing or any permitted Alternative Financing, the completion of any issuance of securities contemplated by the Financing, or the Company or any of its Affiliates having or maintaining any available cash balances is a condition to the Closing, and reaffirm their obligation to consummate the Transactions irrespective and independently of the availability of the Financing or any permitted Alternative Financing, the completion of any such issuance, or the Company or any of its Affiliates having or maintaining any available cash balances, subject to the applicable conditions set forth in Section 8.1 and Section 8.2. Subject to Section 10.7, if the Financing has not been obtained, Parent will continue to be obligated, subject to the satisfaction or waiver of the conditions set forth in Section 8.1 and Section 8.2, to consummate the Transactions.

7.20 Bermuda Required Actions. Prior to the Closing: (a) the Company shall (i) procure that the statutory declaration required by Section 108(3) of the Companies Act is duly sworn by one of its officers, and (ii) prepare a duly certified copy of the Company shareholder resolutions evidencing the Requisite Company Vote and deliver such documents to Parent; and (b) Merger Sub shall (and Parent, as the sole shareholder of Merger Sub, shall cause Merger Sub to) (i) procure that the statutory declaration required by Section 108(3) of the Companies Act is duly sworn by one of Merger Sub’s officers, (ii) prepare a duly certified copy of the shareholder resolution evidencing the approval of Parent, as the shareholders of Merger Sub, of the Merger, and (iii) prepare the Merger Application and deliver such documents to the Company.

7.21 Limited Guarantees. Concurrently with the execution of this Agreement, the Guarantors have duly executed and delivered the Limited Guarantees to the Company. As of the date hereof, each of the Limited Guarantees is in full force and effect and is the legal, valid and binding obligation of each Guarantor, enforceable in accordance with its terms, subject to the Bankruptcy and Equity Exception, and has not been amended, withdrawn or rescinded in any respect. No event has occurred which, with or without notice, lapse of time or both, would constitute a default or breach on the part of any Guarantor under the Limited Guarantees.

ARTICLE VIII

CONDITIONS TO EFFECT THE CLOSING

8.1 Conditions to Each Party’s Obligation to Effect the Closing. The respective obligations of each Party to effect the Closing is subject to the satisfaction or, to the extent permitted by applicable Law, waiver at or prior to the Closing of each of the following conditions:

(a) Company Shareholder Approval. The Requisite Company Vote shall have been obtained.

(b) Regulatory Approvals. The statutory waiting period (and any extensions thereof) applicable to the consummation of the Transactions under the HSR Act and, if applicable, any contractual waiting periods under any timing agreements with a Governmental Entity applicable to the consummation of the Transactions, shall have expired or been earlier terminated, and the approvals in the jurisdictions set forth in Section 8.1(b) of the Company Disclosure Letter shall have been obtained (collectively, the “Regulatory Approvals”).

(c) No Legal Prohibition. No Governmental Entity shall have enacted, issued, promulgated, enforced or entered any Law that is in effect and prevents the consummation of the Transactions.

8.2 Conditions to Parent’s and Merger Sub’s Obligation to Effect the Closing. The obligations of Parent and Merger Sub to effect the Closing are also subject to the satisfaction or, to the extent permitted by applicable Law, waiver by Parent at or prior to the Closing Date of the following conditions:

(a) Representations and Warranties. Each of the representations and warranties of the Company set forth in: (i) the first two sentences of Section 4.1(a) (Organization; Good Standing and Qualification), Section 4.2(a) (Capital Structure) and Section 4.2(f) (Capital Structure) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct as of such particular date or period of time), other than any inaccuracies that individually or in the aggregate are de minimis, (ii) Section 4.10(b) (Absence of Certain Changes) shall be true and correct as of the Closing Date in all respects as though made as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct as of such particular date or period of time), (iii) the last sentence of Section 4.1(a), Section 4.1(b), Section 4.2(c) through Section 4.2(e) (Capital Structure), Section 4.3 (other than Section 4.3(c)) (Corporate Authority; Approval and Fairness) and Section 4.20 (Brokers and Finders) without giving effect to any “materiality” or “Company Material Adverse Effect” qualifiers, shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct as of such particular date or period of time), and (iv) Article IV (other than those set forth in the foregoing clauses (i), (ii) and (iii) of this Section 8.2(a)), without giving effect to any “materiality” or “Company Material Adverse Effect” qualifiers, shall be true and correct as of the date of this Agreement and as of the Closing Date as though made as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct as of such particular date or period of time), except, in the case of this clause (iv), for any failure of any such representation and warranty to be so true and correct that would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect.

(b) Performance of Obligations of the Company. The Company shall have complied with or performed in all material respects all obligations required to be complied with or performed by it under this Agreement at or prior to the Closing.

(c) No Company Material Adverse Effect. From the date of this Agreement through the Closing Date, no Company Material Adverse Effect shall have occurred.

(d) Parent Burdensome Condition. No regulatory approval referenced in Section 4.4(a) shall impose any term, condition or restriction upon Parent or any of its Affiliates (including the Surviving Company following the Effective Time) that constitutes a Parent Burdensome Condition.

(e) Company Closing Certificate. Parent shall have received a certificate duly executed on behalf of the Company by a duly authorized officer of the Company certifying that (in his or her or their capacity as such and not in his or her or their personal capacity and without any personal liability) the conditions set forth in Section 8.2(a), Section 8.2(b) and Section 8.2(c) have been satisfied.

8.3 Conditions to the Company’s Obligation to Effect the Closing. The obligation of the Company to effect the Closing is also subject to the satisfaction or, to the extent permitted by applicable Law, waiver by the Company at or prior to the Closing of the following conditions:

(a) Representations and Warranties. Each of the representations and warranties of Parent and Merger Sub set forth in this Agreement, without giving effect to any “materiality” qualifiers, shall have been true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made as of the date of this Agreement and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of a particular date or period of time, in which case such representation and warranty shall be so true and correct in all material respects as of such particular date or period of time), except for any failure of any such representations and warranties to be so true and correct that would not, individually or in the aggregate, reasonably be expected to result in a Parent Material Adverse Effect.

(b) Performance of Obligations of Parent and Merger Sub. Each of Parent and Merger Sub shall have complied with or performed in all material respects all obligations required to be complied with or performed by it under this Agreement at or prior to the Closing.

(c) Parent Closing Certificate. The Company shall have received a certificate duly executed on behalf of Parent by a duly authorized officer of Parent certifying (in his or her or their capacity as such and not in his or her or their personal capacity and without any personal liability) that the conditions set forth in Section 8.3(a) and Section 8.3(b), solely as such conditions relate to Parent, have been satisfied.

(d) Merger Sub Closing Certificate. The Company shall have received a certificate duly executed on behalf of Merger Sub by a duly authorized officer of Merger Sub certifying (in his or her or their capacity as such and not in his or her or their personal capacity and without any personal liability) that the conditions set forth in Section 8.3(a) and Section 8.3(b), solely as such conditions relate to Merger Sub, have been satisfied.

ARTICLE IX

TERMINATION

9.1 Termination by Mutual Written Consent. Subject to the other provisions of this Article IX, this Agreement may be terminated and the Transactions may be abandoned at any time prior to the Effective Time, whether before or after the Requisite Company Vote has been obtained, by the mutual written consent of the Parties.

9.2 Termination by Either the Company or Parent. Subject to the other provisions of this Article IX, this Agreement may be terminated and the Transactions may be abandoned at any time prior to the Effective Time by any of the Company or Parent if:

(a) the Transactions shall not have been consummated by 5:00 p.m. (New York time) on May 22, 2024 (as it may be extended pursuant to this Section 9.2(a), the “Outside Date”) whether before or after the Requisite Company Vote has been obtained; provided, however, that if as of 5:00 p.m. (New York time) May 22, 2024, all of the conditions in Section 8.1, Section 8.2 and Section 8.3 are satisfied or have been waived (other than those that, by their nature, are to be satisfied at the Closing, all of which are capable of being satisfied at the Closing), except for any of the conditions set forth in Section 8.1(c) (solely to the extent such condition has not been satisfied due to an Order or injunction arising under any Antitrust Law) or Section 8.1(b), then the Outside Date shall automatically be extended until 5:00 p.m. (New York time) on August 22, 2024.

(b) the Requisite Company Vote shall not have been obtained at the Company Shareholders Meeting or at any postponement or adjournment thereof taken in accordance with this Agreement; or

(c) if any Governmental Entity shall have enacted, issued, promulgated, enforced or entered any Law that is in effect and prevents the consummation of the Transactions, and such Law shall have become final and non-appealable, whether before or after the Requisite Company Vote has been obtained.

9.3 Termination by the Company. Subject to the other provisions of this Article IX, this Agreement may be terminated and the Transactions may be abandoned at any time prior to the Effective Time by the Company:

(a) if there has been a breach of any representation, warranty, covenant or agreement made by Parent or Merger Sub set forth in this Agreement or if any representation or warranty of Parent or Merger Sub shall have become untrue or incorrect following the date of this Agreement, in either case such that the conditions in Section 8.3(a) or Section 8.3(b) would not be satisfied (and such breach or failure to be true and correct is not curable prior to the Outside Date, or if curable prior to the Outside Date, has not been cured within the earlier of (i) 30 days after the giving of written notice of such breach or failure by the Company to Parent and Merger Sub specifying this Section 9.3(a) and describing such breach or failure in reasonable detail and (ii) one Business Day prior to the Outside Date), whether before or after the Requisite Company Vote has been obtained; provided that the right to terminate this Agreement and abandon the Transactions pursuant to this Section 9.3(a) shall not be available to the Company if the Company has breached any representation, warranty, covenant or agreement set forth in this Agreement which breach would result in the failure of a condition set forth in Section 8.1 and Section 8.2;

(b) at any time prior to the time the Requisite Company Vote is obtained, in order for the Company to enter into or cause a Subsidiary thereof to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal, so long as the Company has complied in all material respects with the obligations contemplated by Section 7.2(g) and prior thereto or concurrently therewith the Company pays or causes to be paid to Parent the Company Termination Fee;

(c) if (i) all of the conditions in Section 8.1 and Section 8.2 are satisfied or have been waived (other than those that, by their nature, are to be satisfied at the Closing, all of which are capable of being satisfied at the Closing), (ii) the Company has irrevocably confirmed by written notice to Parent that (A) all conditions set forth in Section 8.3 have been satisfied (other than those that, by their nature, are to be satisfied at the Closing) or that it would be willing to waive any unsatisfied conditions in Section 8.3 if the Closing were to occur, and (B) it is ready, willing, and able to consummate the Closing, and (iii) Parent fails to consummate the Closing on or prior to the date that is the earlier of three Business Days following the date the Closing should have occurred pursuant to Section 1.1 and the Outside Date, so long as the Outside Date is prior to the date the Closing would have occurred pursuant to Section 1.1.

9.4 Termination by Parent. Subject to the other provisions of this Article IX, this Agreement may be terminated and the Transactions may be abandoned at any time prior to the Effective Time by Parent:

(a) if there has been a breach of any representation, warranty, covenant or agreement made by the Company set forth in this Agreement or if any representation or warranty of the Company shall have become untrue or incorrect following the date of this Agreement, in either case such that the conditions in Section 8.2(a) or Section 8.2(b) would not be satisfied (and such breach or failure to be true and correct is not curable prior to the Outside Date, or if curable prior to the Outside Date, has not been cured within the earlier of (i) 30 days after the giving of written notice of such breach or failure by Parent to the Company specifying this Section 9.4(a) and describing such breach or failure in reasonable detail and (ii) one Business Day prior to the Outside Date), whether before or after the Requisite Company Vote has been obtained; provided that the right to terminate this Agreement and abandon the Transactions pursuant to this Section 9.4(a) shall not be available to Parent if either Parent or Merger Sub has breached any representation, warranty, covenant or agreement set forth in this Agreement and such breach would result in the failure of a condition set forth in Section 8.1 or Section 8.3; or

(b) at any time prior to the time the Requisite Company Vote is obtained, if (i) the Company Board shall have effected and not withdrawn a Change of Recommendation, (ii) the Company shall have failed to publicly recommend against any tender offer or exchange offer subject to Regulation 14D under the Exchange Act that constitutes an Acquisition Proposal (including, for these purposes, by taking no position with respect to the acceptance of such tender offer or exchange offer by the Company’s shareholders) within ten Business Days of the commencement of such tender offer or exchange offer or (iii) following receipt by the Company of an Acquisition Proposal that has been publicly disclosed, the Company shall have failed to publicly reaffirm the Company Board Recommendation within ten Business Days of the written request of Parent (or if the Company Shareholders Meeting is scheduled to be held within ten Business Days of the written request of Parent, promptly and in any event prior to the date on which the Company Shareholders Meeting is scheduled to be held) (provided that the Company Board shall not be required to comply with more than one such request for any Acquisition Proposal).

9.5 Notice of Termination; Effect of Termination and Abandonment.

(a) In the event the Company or Parent intends to terminate this Agreement and abandon the Transactions pursuant to Section 9.2, Section 9.3 or Section 9.4, as applicable, the Company or Parent, as applicable, shall give written notice to the other Party specifying the provision or provisions of this Agreement pursuant to which such termination and abandonment is intended to be effected.

(b) In the event this Agreement is terminated and the Transactions are abandoned pursuant to this Article IX, this Agreement shall become void and of no effect with no liability to any Person on the part of any Party (or any of its Affiliates or its or their respective Representatives); provided, however, that: (i) no such termination shall relieve any Party of any liability or damages to any other Party (A) resulting from Fraud or any willful and material breach of this Agreement or (B) as contemplated by Section 9.5(c) and Section 9.5(d); and (ii) the provisions set forth in this Section 9.5 (Notice of Termination; Effect of Termination and Abandonment), Article X, the representations and warranties, covenants and agreements of the Parties, as applicable, set forth in Section 4.23 (No Other Representations or Warranties; Non-Reliance), Section 5.9 (No Other Representations or Warranties; Non-Reliance), Section 6.6 (No Other Representations or Warranties; Non-Reliance), and the provisions that substantively define any related defined terms not substantively defined in Exhibit A and the Confidentiality Agreement shall survive any termination of this Agreement and any abandonment of the Transactions.

(c) In the event this Agreement is terminated and the Transactions abandoned pursuant to this Article IX:

(i) by the Company pursuant to Section 9.3(b) (Alternative Acquisition Agreement), then the Company shall pay or cause to be paid to Parent the Company Termination Fee by wire transfer of immediately available funds concurrently with such termination and abandonment;

(ii) by Parent pursuant to Section 9.4(b) (Change of Recommendation), then the Company shall pay or cause to be paid Parent the Company Termination Fee by wire transfer of immediately available funds within two Business Days following the date of such termination and abandonment; or

(iii) by either the Company or Parent pursuant to Section 9.2(a) (Outside Date) or Section 9.2(b) (Requisite Company Vote) or by Parent pursuant to Section 9.4(a) (Company Breach) if: (A) a bona fide Acquisition Proposal shall have been publicly announced or disclosed (or, in the case of a termination pursuant to Section 9.2(a) (Outside Date) or Section 9.4(a) (Company Breach), was made publicly or privately to the Company Board) any time prior to (1) with respect to any termination and abandonment pursuant to Section 9.2(a) (Outside Date) or Section 9.4(a) (Company Breach), the date of termination and abandonment, or (2) with respect to termination and abandonment pursuant to Section 9.2(b) (Requisite Company Vote), the Company Shareholders Meeting (including any postponement or adjournment thereof taken in accordance with this Agreement); and (B) either (1) within twelve months after any such termination and abandonment, any Acquisition Proposal shall have been consummated (with “50%” being substituted in lieu of “20%” in each instance thereof in the definition of “Acquisition Proposal” for purposes of this Section 9.5(c)(iii)(B)(1)), or (2) within twelve months after any such termination and abandonment, the Company shall have entered into an Alternative Acquisition Agreement (with “50%” being substituted in lieu of “20%” in each instance thereof in the definition of “Acquisition Proposal” referenced in the definition of “Alternative Acquisition Agreement” or otherwise for purposes of this Section 9.5(c)(iii)(B)(2)), then the Company shall pay or cause to be paid to Parent the Company Termination Fee by wire transfer of immediately available funds within two Business Days of the earlier of the entry into the Alternative Acquisition Agreement or the consummation of such Acquisition Proposal.

(d) In the event this Agreement is terminated and the Transactions abandoned (i) by the Company pursuant to Section 9.3(a) (Parent Breach) or Section 9.3(c) (Parent Failure to Close) or (ii) by Parent pursuant to Section 9.2(a) (Outside Date) if at such time the Company could have validly terminated this Agreement pursuant to Section 9.3(a) (Parent Breach) or Section 9.3(c) (Parent Failure to Close), Parent shall pay to the Company a one-time non-refundable fee equal to $147,777,069.06 (the “Parent Termination Fee”) by wire transfer of immediately available funds within two Business Days following the date of such termination and abandonment.

(e) The Parties acknowledge and agree that the agreements set forth in this Section 9.5 are an integral part of the Transactions and that, without these agreements, the other Parties would not enter into this Agreement and accordingly, if either the Company fails to promptly pay or cause to be paid the amount due pursuant to Section 9.5(c) or if Parent fails to promptly pay or cause to be paid the amount due pursuant to this Section 9.5(d), and, in order to obtain such amount, Parent or the Company, respectively, commences a Proceeding that results in a final, binding and non-appealable judgment against the Company or Parent, respectively, for the Company Termination Fee (or any portion thereof) or Parent Termination Fee (or any portion thereof), Company or Parent, respectively, shall pay or cause to be paid to Parent or the Company, respectively, its reasonable and documented out-of-pocket costs and expenses (including reasonable and documented attorneys’ fees) in connection with such Proceeding, together with interest on the Company Termination Fee (or any portion thereof) or Parent Termination Fee (or any portion thereof), as the case may be, at the prime rate as published in The Wall Street Journal in effect on the date such amount was required to be made from such date through the date of payment. Each of the Parties acknowledges that the Company Termination Fee or the Parent Termination Fee are not intended to be a penalty but rather are liquidated damages in a reasonable amount that will compensate Parent or the Company, as the case may be, in the circumstances in which such Company Termination Fee or Parent Termination Fee are due and payable, for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby, which amount would otherwise be impossible to calculate with precision. In no event shall Parent be entitled to payment of the Company Termination Fee or the Company to payment of the Parent Termination Fee, on more than one occasion.

(f) Notwithstanding anything to the contrary set forth in this Agreement, but subject to Section 10.7, each of the Parties expressly acknowledges and agrees that (i) the Company’s right to terminate this Agreement and for the Company to receive payment of the Parent Termination Fee pursuant to Section 9.5(d), together with any costs and expenses and interest payable pursuant to Section 9.5(e), shall constitute the sole and exclusive remedy of the Company and its Affiliates, and any respective past, current or future direct or indirect equity holder, controlling Person, general or limited partner, shareholder, member, manager, director, officer, incorporator, employee, agent, Affiliate, assignee, attorney, consultant, representative, principal or financing source of the Company or any of its Affiliates (a “Company Non-Recourse Related Party”), against Parent and its Affiliates, and any past, current or future direct or indirect equity holder, controlling Person, general or limited partner, shareholder, member, manager, director, officer, incorporator, employee, agent, Affiliate, assignee, attorney, consultant, representative, principal or financing source (including any Debt Financing Source) of Parent or any of its Affiliates (a “Parent Non-Recourse Related Party”), and (ii) Parent’s right to terminate this Agreement and for Parent to receive payment of the Company Termination Fee pursuant to Section 9.5(c), together with any costs and expenses and interest payable pursuant to Section 9.5(e), shall constitute the sole and exclusive remedy of the Parent Non-Recourse Related Parties against the Company Non-Recourse Related Parties in the circumstances in which the Company Termination Fee is payable, in each case for all losses and damages in respect of this Agreement (or the termination thereof), the Limited Guarantees or the transactions contemplated by this Agreement (or the failure of such transactions to occur for any reason or for no reason) or any breach (whether willful, intentional, unilateral or otherwise) of any covenant or agreement or otherwise in respect of this Agreement or any oral representation made or alleged to be made in connection herewith. Upon payment in full of the Parent Termination Fee to the Company or Company Termination Fee to Parent (as applicable) pursuant to this Section 9.5, none of the Parties or any of their Subsidiaries shall, and shall not direct any other Company Non-Recourse Related Party or Parent Non-Recourse Related Party (as applicable) to, seek to recover any other damages or seek any other remedy, whether based on a claim at law or in equity, in contract, tort or otherwise, with respect to any losses or damages suffered in connection with this Agreement, the Limited Guarantees or the Transactions or any oral representation made or alleged to be made in connection herewith.

(g) The Parties acknowledge that any of the Company and Parent may pursue both a grant of specific performance or other equitable relief pursuant to Section 10.7 and, following termination of this Agreement, the payment of the Parent Termination Fee under Section 9.5(d) or the Company Termination Fee under Section 9.5(c), as applicable; provided, however, that under no circumstances shall the Company be permitted or entitled to receive both (i) a grant of specific performance or other equitable relief that results in the Closing occurring and (ii) the Parent Termination Fee in connection with this Agreement or any termination of this Agreement.

ARTICLE X

MISCELLANEOUS AND GENERAL

10.1 Survival. This Article X and the representations and warranties, covenants and agreements of the Parties, as applicable, set forth in Article II, Article III, Section 4.23 (No Other Representations or Warranties; Non-Reliance), Section 5.9 (No Other Representations or Warranties; Non-Reliance), Section 6.6 (No Other Representations or Warranties; Non-Reliance), Section 7.10 (Employee Matters), Section 7.12 (Indemnification; Directors’ and Officers’ Insurance), Section 7.18(d) (Reimbursement and Indemnification for Financing-Related Expenses), Section 10.3 (Expenses), Section 10.4 (Transfer Taxes), the provisions that substantively define any related defined terms not substantively defined in Exhibit A and those other covenants and agreements set forth in this Agreement that by their terms apply, or that are to be performed in whole or in part, after the Effective Time, shall survive the Effective Time. All other representations, warranties, covenants and agreements in this Agreement or in any certificate delivered pursuant to this Agreement, including rights in connection with, arising out of or otherwise related to any breach of such representations, warranties, covenants and agreements, shall not survive the Effective Time or, except as set forth in Article IX, the termination of this Agreement and abandonment of the Transactions.

10.2 Notices. All notices and other communications given or made hereunder by one or more Parties to one or more of the other Parties shall, unless otherwise specified herein, be in writing and shall be deemed to have been duly given or made on the date of receipt by the recipient thereof if received prior to 5:00 p.m. (New York time) (or otherwise on the next succeeding Business Day) if (a) served by personal delivery or by a nationally recognized overnight courier service upon the Party or Parties for whom it is intended, (b) delivered by registered or certified mail, return receipt requested or (c) sent by email; provided that any email transmission is promptly confirmed by a responsive electronic communication by the recipient thereof (excluding out-of-office replies or other automatically generated responses) or is followed up within one Business Day after such email by dispatch pursuant to one of the methods described in the foregoing clauses (a) and (b) of this Section 10.2. Such communications must be sent to the respective Parties at the following street addresses or email addresses (or at such street address or email address previously made available) or at such other street address or email address for a Party as shall be specified for such purpose in a notice given in accordance with this Section 10.2:

if to the Company:

Textainer Group Holdings Limited

Century House 16 Par-la-Ville Road

Hamilton HM 08, Bermuda

Attention: Adam Hopkin, Company Secretary

Email: ahh@textainer.com

with copies to (which shall not constitute notice):

O’Melveny & Myers LLP

Two Embarcadero Center, 28th Floor

San Francisco, CA 94111

Attention: Kurt Berney and Noah Kornblith

Email: kberney@omm.com; nkornblith@omm.com

Textainer Group Holdings Limited

650 California Street, 16th Floor

San Francisco, CA 94108

Attention: Daniel W. Cohen, General Counsel

Email: dwc@textainer.com

if to Parent or Merger Sub:

Typewriter Parent Ltd.

550 W 34th Street, 48th Floor

New York, NY 10001

Attention: James Wyper, Senior Managing Director

   Adrienne Saunders, General Counsel

Email: wyper@stonepeak.com

  saunders@stonepeak.com

  legalandcompliance@stonepeak.com

with a copy to (which shall not constitute notice):

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, NY 10017

Attention: Brian Chisling

Email: bchisling@stblaw.com

10.3 Expenses. Whether or not the Transactions are consummated, all costs, fees and expenses incurred in connection with this Agreement and the Transactions, including all costs, fees and expenses of its

Representatives, shall be paid by the Party incurring such cost, fee or expense, except as otherwise expressly provided herein.

10.4 Transfer Taxes. All Transfer Taxes incurred in connection with the Merger shall be paid by Parent and Merger Sub when due and expressly shall not be a liability of any holders of Shares, Company Equity Awards or the Company.

10.5 Amendment or Other Modification; Waiver.

(a) Subject to the provisions of applicable Law and the provisions of Section 7.12, at any time prior to the Effective Time, this Agreement may be amended or otherwise modified only by a written instrument duly executed and delivered by the Parties; provided, however, that following receipt of the Requisite Company Vote, there shall be no amendment or change to the provisions hereof that (i) by Law or in accordance with the rules of any stock exchange would require further approval by the shareholders of the Company without such approval or (ii) is not permitted under applicable Law. Notwithstanding anything to the contrary herein, this Section 10.5 and Section 10.6(b), Section 10.6(c), Section 10.6(d), Section 10.8 and Section 10.16 (and any other provision of this Agreement to the extent an amendment, supplement, waiver or other modification of such provision would modify the substance of such provision) may not be amended, supplemented, waived or otherwise modified in any manner that is adverse in any respect to the Financing Sources without the prior written consent of such Financing Sources (it being expressly agreed that the Financing Sources in their capacities as such shall be third-party beneficiaries of this Section 10.5 and shall be entitled to the protections of the provisions contained in this Section 10.5 as if they were a party to this Agreement).

(b) The conditions to each of the respective Parties’ obligations to consummate the Transactions are for the sole benefit of such Party and may be waived by such Party. Any Party may, to the extent permitted by applicable Law and subject to the provisions of Section 7.12, waive any provision of this Agreement in whole or in part (including by extending the time for the performance of any of the obligations or other acts of the other Parties); provided, however, that (i) any such waiver shall only be effective if made in a written instrument duly executed and delivered by the Party against whom the waiver is to be effective and (ii) following receipt of the Requisite Company Vote, there shall be no amendment or change to the provisions hereof that by Law or in accordance with the rules of any stock exchange would require further approval by the shareholders of the Company without such approval having first obtained. No failure or delay by any Party in exercising any right, power or privilege hereunder or under applicable Law shall operate as a waiver of such rights and, except as otherwise expressly provided herein, no single or partial exercise thereof shall preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Law except to the extent provided for otherwise in Section 9.5.

10.6 Governing Law and Venue; Submission to Jurisdiction; Selection of Forum; Waiver of Trial by Jury.

(a) This Agreement and all Proceedings against any Party in connection with, arising out of or otherwise relating to this Agreement, shall be interpreted, construed, governed by, and enforced in accordance with, the Laws of the State of Delaware, including, subject to Section 10.1, its statutes of limitations, without regard to the conflicts of Law provisions, rules or principles thereof (or any other jurisdiction) to the extent that such provisions, rules or principles would direct a matter to another jurisdiction, except to the extent that the provisions of the Laws of Bermuda are mandatorily applicable.

(b) Each of the Parties agrees that: (i) it shall bring any Proceeding against any other Party in connection with, arising out of or otherwise relating to this Agreement or the Transactions exclusively in the Chosen Courts (except to the extent any such Proceeding mandatorily must be brought in Bermuda); and (ii) solely in connection with such Proceedings, (A) irrevocably and unconditionally submits to the exclusive jurisdiction of the Chosen Courts, (B) irrevocably waives any objection to the laying of venue in any such

Proceeding in the Chosen Courts, (C) irrevocably waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any Party and (D) agrees that mailing of process or other papers in connection with any such Proceeding in the manner provided in Section 10.2 or in such other manner as may be permitted by applicable Law shall be valid and sufficient service thereof and (E) it shall not assert as a defense any matter or claim waived by the foregoing clauses (A) through (D) of this Section 10.6(b) or that any Order issued by the Chosen Courts may not be enforced in or by the Chosen Courts.

(c) Each of the Parties acknowledges and irrevocably agrees (i) that any Proceeding (whether at Law, in equity, in contract, in tort or otherwise) arising out of, or in any way relating to, the Financing or the performance of services thereunder or related thereto against or by any Financing Source in its capacity as such shall be subject to the exclusive jurisdiction of any state or federal court sitting in the Borough of Manhattan, New York, New York, and any appellate court therefrom, and each Party hereto submits for itself and its property with respect to any such Proceeding to the exclusive jurisdiction of such courts, (ii) not to bring or permit any of its Affiliates to bring or support anyone else in bringing any such Proceeding in any other court, (iii) to waive and hereby waive, to the fullest extent permitted by Law, any objection which any of them may now or hereafter have to the laying of venue of, and the defense of an inconvenient forum to the maintenance of, any such Proceeding in any such court, (iv) that a final judgment in any such Proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law and (v) that any such Proceeding shall be governed by, and construed in accordance with, the Laws of the State of New York (it being expressly agreed that the Financing Sources in their capacities as such shall be third-party beneficiaries of this Section 10.6(c) and shall be entitled to enforce the provisions contained in this Section 10.6(c) as if they were a party to this Agreement).

(d) EACH PARTY HERETO HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAWS, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION ARISING OUT OF THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, THE FINANCING, OR THE PERFORMANCE OF SERVICES THEREUNDER OR RELATED THERETO (INCLUDING ANY ACTION, PROCEEDING OR COUNTERCLAIM), INCLUDING IN ANY ACTION AGAINST OR BY ANY FINANCING SOURCE IN ITS CAPACITY AS SUCH, INCLUDING ANY ACTION DESCRIBED IN SECTION 10.6(c)(i) IN ANY SUCH COURT DESCRIBED IN SECTION 10.6(c)(i) (IT BEING EXPRESSLY AGREED THAT THE FINANCING SOURCES IN THEIR CAPACITIES AS SUCH SHALL BE THIRD-PARTY BENEFICIARIES OF THIS SECTION 10.6(d) AND SHALL BE ENTITLED TO ENFORCE THE PROVISIONS CONTAINED IN THIS SECTION 10.6(d) AS IF THEY WERE A PARTY TO THIS AGREEMENT).

10.7 Specific Performance.

(a) Each of the Parties acknowledges and agrees that the rights of each Party to consummate the Transactions are special, unique and of extraordinary character and that if for any reason any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached, immediate and irreparable harm or damage would be caused for which money damages would not be an adequate remedy. Accordingly, each Party agrees that, except to the extent provided otherwise in Section 9.5, in addition to any other available remedies a Party may have in equity or at law, each Party shall be entitled to enforce specifically the terms and provisions of this Agreement or to seek an injunction restraining any breach or violation or threatened breach or violation of the provisions of this Agreement, consistent with the provisions of Section 10.6(b), in the Chosen Courts without necessity of posting a bond or other form of security. In the event that any Proceeding should be brought in equity to enforce the provisions of this Agreement, no Party shall allege, and each Party hereby waives the defense, that there is an adequate remedy at law, except to the extent consistent with the provisions set forth in Section 9.5.

(b) Notwithstanding anything to the contrary in this Agreement, each of the Parties agree that the Company shall only be entitled to specific performance of Parent’s and Merger Sub’s obligations to consummate the Merger and the Transactions and cause the Equity Financing to be funded if, and only if, (i) all of the conditions in Article VIII have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing, but subject to such conditions being able to be satisfied at the Closing); (ii) the Debt Financing (or any Alternative Financing in accordance with Section 7.19(e)) will be funded at the Closing if the Equity Financing is funded at the Closing; and (iii) the Company has irrevocably confirmed in writing to Parent that if specific performance is granted and the Debt Financing is funded, then the Company will cause the Closing to occur; provided, if (x) such Debt Financing is no longer needed and the Debt Commitment Letter and Debt Documents are terminated in accordance with Section 7.19(d) or (y) the Company has obtained the requisite consents, approvals and/or waivers from the lenders under the Existing Facilities and there is no “Event of Default” (as defined under the Existing Term Loan Facility or the Existing Revolving Facility) or Specified Default, in each case that is continuing as of immediately prior to the Closing under the Existing Term Loan Facility or the Existing Revolving Facility, then the Company shall be entitled to specific performance of Parent’s and Merger Sub’s obligations to consummate the Merger and the Transactions and cause the Equity Financing to be funded if, (1) all of the conditions in Article VIII have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing, but subject to such conditions being able to be satisfied at the Closing); and (2) the Company has irrevocably confirmed in writing to Parent that if specific performance is granted, then the Company will cause the Closing to occur.

10.8 Third-Party Beneficiaries. The Parties hereby agree that their respective representations, warranties, covenants and agreements set forth in this Agreement are solely for the benefit of the other, subject to the terms and conditions of this Agreement, and this Agreement is not intended to, and does not, confer upon any other Person any rights or remedies, express or implied, hereunder, including the right to rely upon the representations and warranties set forth in this Agreement, except (a) from and after the Effective Time, the Indemnified Parties pursuant to the provisions of Section 7.12, (b) from and after the Effective Time, the holders of Shares and the holders of Company Equity Awards with respect to their respective rights to receive the consideration payable pursuant to Article III, and (c) the Financing Sources as expressly provided in Section 10.5(a), Section 10.6(b), Section 10.6(c), Section 10.6(d) and Section 10.16.

10.9 Fulfillment of Obligations. Whenever this Agreement requires a Subsidiary of Parent to take any action, such requirement shall be deemed to include an undertaking on the part of Parent to cause such Subsidiary to take such action. Whenever this Agreement requires a Subsidiary of the Company to take any action, such requirement shall be deemed to include an undertaking on the part of the Company to cause such Subsidiary to take such action and, after the Effective Time, on the part of the Surviving Company to cause such Subsidiary to take such action. Any obligation of one Party to any other Party under this Agreement, which obligation is performed, satisfied or properly fulfilled by a Subsidiary of such Party, shall be deemed to have been performed, satisfied or fulfilled by such Party.

10.10 Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors, legal representatives and permitted assigns. Except as may be required to satisfy the obligations contemplated by Section 7.12, no Party may assign this Agreement, any right to damages for breach of this Agreement or any of its rights or interests or delegate any of its obligations under this Agreement, in whole or in part, by operation of Law, by transfer or otherwise, without the prior written consent of the other Parties not seeking to assign this Agreement, any right to damages for breach of this Agreement or any of its rights or interests or delegate any of its obligations, except as provided for in Section 10.9, and any attempted or purported assignment or delegation in violation of this Section 10.10 shall be null and void; provided that Parent or Merger Sub may assign any or all of its rights, interests and obligations hereunder to any of its Affiliates; provided, further, that no such assignment shall relieve Parent or Merger Sub of any obligation or liability under this Agreement if such assignee does not perform its obligations.

10.11 Entire Agreement.

(a) This Agreement (including the Exhibits and Schedules), the Company Disclosure Letter, the Statutory Merger Agreement, the Confidentiality Agreement, the Equity Commitment Letters, the Limited

Guarantees and the Debt Commitment Letter constitute the entire agreement among the Parties with respect to the subject matter hereof and thereof and supersede all other prior and contemporaneous agreements, negotiations, understandings, representations and warranties, whether oral or written, with respect to such matters, except for the Confidentiality Agreement, which shall remain in full force and effect in accordance with its terms.

(b) In the event of (i) any inconsistency between the statements in the body of this Agreement, on the one hand, and any of the Exhibits and Schedules and the Company Disclosure Letter (other than an exception expressly set forth in the Company Disclosure Letter), on the other hand, the statements in the body of this Agreement shall control or (ii) any inconsistency between the statements in this Agreement, on the one hand, the Statutory Merger Agreement and the Confidentiality Agreement, on the other hand, the statements in this Agreement shall control.

(c) Each Party acknowledges the provisions set forth in Section 4.23, Section 5.9 and Section 6.6 and, without limiting such provisions, additionally acknowledges and agrees that, except for the express representations and warranties set forth in this Agreement and in any certificate delivered pursuant to this Agreement: (i) no Party has made or is making any other representations, warranties, statements, information or inducements; (ii) no Party has relied on or is relying on any other representations, warranties, statements, information or inducements; and (iii) each Party hereby disclaims reliance on any other representations, warranties, statements, information or inducements, oral or written, express or implied, or as to the accuracy or completeness of any statements or other information, made by, or made available by, itself or any of its Representatives, in each case with respect to, or in connection with, the negotiation, execution or delivery of this Agreement or the Transactions and notwithstanding the distribution, disclosure or other delivery to the other or the other’s Representatives of any documentation or other information with respect to any one or more of the foregoing, and waives any claims or causes of action relating thereto, other than those for Fraud in connection with, arising out of or otherwise related to the express representations and warranties set forth in this Agreement.

10.12 Severability. The provisions of this Agreement shall be deemed severable and the illegality, invalidity or unenforceability of any provision shall not affect the legality, validity or enforceability of the other provisions of this Agreement. If any provision of this Agreement, or the application of such provision to any Person or any circumstance, is illegal, invalid or unenforceable, (a) a suitable and equitable provision to be negotiated by the Parties, each acting reasonably and in good faith shall be substituted therefor in order to carry out, so far as may be legal, valid and enforceable, the intent and purpose of such illegal, invalid or unenforceable provision, and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such illegality, invalidity or unenforceability, nor shall such illegality, invalidity or unenforceability affect the legality, validity or enforceability of such provision, or the application of such provision, in any other jurisdiction.

10.13 Counterparts; Effectiveness. This Agreement (a) may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement and (b) shall become effective when each Party shall have received one or more counterparts hereof signed by each of the other Parties. An executed copy of this Agreement delivered by email or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original executed copy of this Agreement.

10.14 Definitions. For purposes of this Agreement, capitalized terms (including, with correlative meaning, their singular and plural variations) have the meanings ascribed to such terms in Exhibit A or as otherwise defined elsewhere in this Agreement.

10.15 Interpretation and Construction.

(a) The table of contents and headings in this Agreement are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions of this Agreement.

(b) Unless otherwise specified in this Agreement or the context otherwise requires:

(i) all Preamble, Recital, Article, Section, clause, Exhibit and Schedule references used in this Agreement are to the preamble, recitals, articles, sections, clauses, exhibits and schedules to this Agreement and references to Schedules include the Company Disclosure Letter;

(ii) if a term is defined as one part of speech (such as a noun), it shall have a corresponding meaning when used as another part of speech (such as a verb);

(iii) the terms defined in the singular shall have a comparable meaning when used in the plural and vice versa;

(iv) words importing the masculine gender shall include the feminine and neutral genders and vice versa;

(v) whenever the words “include,” “includes” or “including” are used, they shall be deemed to be followed by the words “without limitation”;

(vi) the word “or” shall be disjunctive and not be exclusive;

(vii) the word “will” will be construed to have the same meaning and effect as the word “shall.” The words “shall,” “will” or “agree(s)” are mandatory, and “may” is permissive;

(viii) the words “hereto,” “hereof,” “hereby,” “herein,” “hereunder” and similar terms shall refer to this Agreement as a whole and not any particular provision of this Agreement;

(ix) the word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends and such phrase shall not mean simply “if”;

(x) references to the “United States” or abbreviations thereof mean the United States of America and its states, territories and possessions;

(xi) the rule known as the ejusdem generis rule shall not apply, and accordingly, general words introduced by the word “other” shall not be given a restrictive meaning by reason of the fact that they are preceded by words indicating a particular class of acts, matters or things;

(xii) the term “dollars” and the symbol “$” mean U.S. Dollars and all amounts in this Agreement shall be paid in U.S. Dollars, and if any amounts, costs, fees or expenses incurred by any Party pursuant to this Agreement are denominated in a currency other than U.S. Dollars, to the extent applicable, the U.S. Dollar equivalent for such costs, fees and expenses shall be determined by converting such other currency to U.S. Dollars at the foreign exchange rates published in the Wall Street Journal or, if not reported thereby, another authoritative source reasonably determined by the Company, in effect at the time such amount, cost, fee or expense is incurred, and if the resulting conversion yields a number that extends beyond two decimal points, rounded to the nearest penny;

(xiii) references to information or documents having been “made available” (or words of similar import) by or on behalf of one or more Parties to another Party or Parties such obligation shall be deemed satisfied if (A) such one or more Parties or Representatives thereof made such information or document available in any virtual data room established by or on behalf of the Company or otherwise to such other Party or Parties or its or their Representatives, in a manner that enables viewing of such information or documents by Parent and its Representatives, by the day prior to the date of Agreement, in each case in connection with the Transactions, or (B) such information or document is publicly available in the Electronic Data Gathering, Analysis and Retrieval (EDGAR) database of the SEC on the day prior to the date of this Agreement and not subject to any redactions;

(xiv) when calculating the period of time within which, or following which, any action is to be taken pursuant to this Agreement, the date that is the reference day in calculating such period shall be excluded and if the last day of the period is a non-Business Day, the period in question shall end on the next Business Day or if any action must be taken hereunder on or by a day that is not a Business Day, then such action may be validly taken on or by the next day that is a Business Day and references to a number of days shall refer to calendar days unless Business Days are specified;

(xv) all references to any (A) statute include the rules and regulations promulgated thereunder and all applicable, guidance, guidelines, bulletins or policies issued or made in connection therewith by a Governmental Entity and (B) Law shall be a reference to such Law as amended, re-enacted, consolidated or replaced as of the date of this Agreement; and

(xvi) all references to (A) any Contract, other agreement, document or instrument (excluding this Agreement) mean such Contract, other agreement, document or instrument as amended or otherwise modified from time to time in accordance with the terms thereof and hereof and, unless otherwise specified therein, include all schedules, annexes, exhibits and any other documents attached thereto or incorporated therein by reference and (B) this Agreement means this Agreement (taking into account the provisions of Section 10.11(a)) as amended or otherwise modified from time to time in accordance with Section 10.5.

(c) The Company Disclosure Letter may include items and information the disclosure of which is not required either in response to an express disclosure requirement of this Agreement or as an exception to one or more provisions set forth in this Agreement. Inclusion of any such items or information in the Company Disclosure Letter shall not be deemed to be an acknowledgement or agreement that any such item or information (or any non-disclosed item or information of comparable or greater significance) is “material” or that, individually or in the aggregate, it has had or would reasonably be expected to result in a Company Material Adverse Effect.

(d) The Parties have jointly negotiated and drafted this Agreement and if an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.

10.16 Waiver of Claims Against Financing Sources. Without limiting in any respect the liabilities of the Financing Sources to Parent or its Affiliates, or the remedies of Parent or its Affiliates against the Financing Sources under any other agreement to which they are both parties or the remedies of the Guarantors to the extent provided for in the Limited Guarantees, none of the Financing Sources shall have any liability to the Parties or their Affiliates relating to or arising out of this Agreement, whether at Law or equity, in contract, in tort or otherwise, and neither the Parties nor any of their Affiliates will have any rights or claims against the Financing Sources under this Agreement. No Financing Source shall be subject to any special, consequential, punitive of indirect damages or damages of a tortious nature under this Agreement. Notwithstanding anything herein to the contrary, in no event shall the Company or its Affiliates be entitled to seek the remedy of specific performance of this Agreement against any of the Financing Sources (it being expressly agreed that the Financing Sources in their capacities as such shall be third-party beneficiaries of this Section 10.16 and shall be entitled to enforce the provisions contained in this Section 10.16 as if they were a party to this Agreement).

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by duly authorized officers of the Parties as of the date first written above.

TEXTAINER GROUP HOLDINGS LIMITED

By:	/s/ Adam Hopkin
Name: Adam Hopkin
Title: Secretary

TYPEWRITER PARENT LTD.

By	/s/ James Wyper
Name: James Wyper
Title: Director

TYPEWRITER MERGER SUB LTD.

By:	/s/ James Wyper
Name: James Wyper
Title: Director

EXHIBIT A

DEFINITIONS

The following terms when used in this Agreement shall have the following definitions:

“Acquisition Proposal” means any inquiry, offer, indication of interest or proposal from any Person or Group (other than Parent and Merger Sub pursuant to this Agreement) providing for, directly or indirectly, in one transaction or a series of transactions: (a) issuance, sale, acquisition or other disposition (including by way of merger, consolidation, sale of equity interests, share exchange, joint venture, business combination or otherwise) of securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such securities) by such Person or Group of more than 20% of the outstanding voting power or other equity securities of the Company or any tender offer or exchange offer that if consummated would result in any Person or Group beneficially owning more than 20% of the outstanding voting power or other equity securities of the Company; (b) a merger, consolidation, business combination, recapitalization, reorganization or other similar transaction involving the Company or its Subsidiaries (i) pursuant to which any Person or Group, other than the holders of Shares (as a group) immediately prior to the consummation of such transaction, would hold, directly or indirectly, equity interests in the surviving or resulting entity of such transaction representing more than 20% of the voting power of the surviving or resulting entity or (ii) as a result of which the holders of Shares (as a group) immediately prior to the consummation of such transaction would hold, directly or indirectly, equity interests in the surviving or resulting entity of such transaction representing less than 80% of the voting power of the surviving or resulting entity; or (c) a sale, lease, exchange, mortgage, pledge, transfer or other disposition of more than 20% of the assets or businesses of the Company and its Subsidiaries on a consolidated basis (determined whether by fair market or book value basis).

“Affiliate” means, with respect to any Person, any other Person, directly or indirectly, controlling, controlled by, or under common control with such Person as of the date on which, or at any time during the period for which, the determination of affiliation is being made (for purposes of this definition, the term “control” and the correlative meanings of the terms “controlled by” and “under common control with,” as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by Contract or otherwise).

“Aggregate Option Merger Consideration” means the aggregate amount payable to all holders of Company Options pursuant to Section 3.3(b).

“Aggregate Redemption Amount” means the aggregate amount payable to holders of Company Preference Shares pursuant to Sections 3.1(d)(i) and 3.1(d)(ii).

“Agreement” has the meaning set forth in the Preamble.

“Alternative Acquisition Agreement” has the meaning set forth in Section 7.2(f)(ii).

“Alternative Financing” has the meaning set forth in Section 7.19(e).

“Antitrust Law” means all U.S. and non-U.S. antitrust, competition or other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition, including the Sherman Antitrust Act of 1890, the Clayton Act of 1914, and the HSR Act.

“Applicable Date” means January 1, 2021.

“Appraisal Withdrawal” has the meaning set forth in Section 3.2(g)(ii).

“Appraised Fair Value” has the meaning set forth in Section 3.2(g)(i).

“Audit Committee” means the audit committee of the Company Board.

“Bankruptcy and Equity Exception” means bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

“Book-Entry Share” means each book-entry account formerly representing any non-certificated Eligible Shares.

“Business Day” means any day other than a Saturday or Sunday or a day (a) on which banks in New York, New York or Hamilton, Bermuda are required or authorized by Law to close or (b) solely for purposes of determining the Closing Date, on which the Registrar is required or authorized by Law to close, or that is a statutory holiday in the Republic of South Africa.

“Capitalization Date” means 5:00 p.m. (New York time) on the date that is two Business Days prior to the date hereof.

“Certificate” means each certificate formerly representing any Eligible Shares.

“Certificate of Merger” has the meaning set forth in Section 1.2.

“Change of Recommendation” has the meaning set forth in Section 7.2(f)(ii).

“Chosen Courts” means the Court of Chancery of the State of Delaware, or if such court finds it lacks subject matter jurisdiction, the Superior Court of the State of Delaware (Complex Commercial Division); provided that if subject matter jurisdiction over the matter that is the subject of the applicable Proceeding is vested exclusively in the U.S. federal courts, such Proceeding shall be heard in the U.S. District Court for the District of Delaware.

“Closing” means the closing of the Transactions.

“Closing Date” means the date on which the Closing actually occurs.

“Code” means the U.S. Internal Revenue Code of 1986, or any successor U.S. federal Tax statute.

“Commitment Letters” has the meaning set forth in Section 5.6(b).

“Common Merger Consideration” means the aggregate amount payable to holders of Eligible Shares pursuant to Section 3.1(a) and Section 3.1(f).

“Companies Act” means the Companies Act of 1981 of Bermuda.

“Company” has the meaning set forth in the Preamble.

“Company Affiliated Group” means each member of the “affiliated group” of corporations within the meaning of Section 1504(a)(1) of the Code of which the Company is the common parent.

“Company Approvals” has the meaning set forth in Section 4.4(a).

“Company Benefit Plan” means any benefit or compensation plan, contract, program, policy, practice, or other obligation covering Company Service Providers, whether or not funded, in each case, which is sponsored or maintained by, or required to be contributed to, or with respect to which any potential obligation or liability is borne by, the Company or any of its Subsidiaries or Company ERISA Affiliates, including ERISA Plans, employment, retirement, severance, termination or “change of control” agreements, deferred compensation, equity or equity-based, incentive, bonus, supplemental retirement, profit sharing, insurance, medical, welfare, fringe or other benefits or remuneration of any kind, whether or not subject to ERISA.

“Company Board” means the board of directors of the Company, and also includes any committee thereof to the extent such a committee, as of the applicable time (a) was or is authorized to exercise the powers and authority of the board of directors of the Company pursuant to the Company’s Organizational Documents, and (b) was or is exercising such powers and authority.

“Company Board Recommendation” has the meaning set forth in Section 4.3(b).

“Company Compensation Committee” means the compensation committee of the Company Board.

“Company Disclosure Letter” has the meaning set forth in Article IV.

“Company Employee” means any current employee (whether full- or part-time or on a leave of absence and, including any officer), director or independent contractor (who is an individual person) of the Company or any of its Subsidiaries.

“Company Equity Award Schedule” has the meaning set forth in Section 4.2(b).

“Company Equity Awards” means, collectively, the Company RSUs and the Company Options.

“Company ERISA Affiliate” means all employers (whether or not incorporated) that would be treated together with the Company or any of its Subsidiaries as a “single employer” within the meaning of Section 414(b), (c), (m) or (o) of the Code.

“Company Material Adverse Effect” means any event, change, occurrence, condition, development, circumstance, fact or effect that, individually or in the aggregate, is or would reasonably be expected to be materially adverse to the condition (financial or otherwise), properties, assets, liabilities (contingent or otherwise), business operations or results of operations of the Company and its Subsidiaries (taken as a whole); provided, however, that none of the following shall be taken into account in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur:

(a) any event, change, occurrence, condition, development, circumstance, fact or effect in general economic, regulatory or business conditions (or changes in such conditions) in the United States or any other country or region in the world, or conditions in the global economy generally;

(b) any event, change, occurrence, condition, development, circumstance, fact or effect in the financial, credit, banking or securities markets in the United States or any other country or region in the world (including any disruption thereof and any decline in the price of any security or any market index) and including changes or developments in or relating to currency exchange or interest rates;

(c) any event, change, occurrence, condition, development, circumstance, fact or effect that is generally applicable to the industries or markets in which the Company or any of its Subsidiaries operate;

(d) the negotiation, execution or delivery of this Agreement and the performance by the Company and its Subsidiaries of their obligations hereunder or the public announcement as to the identity of the Parties or pendency of the Merger or any of the other Transactions, including the impact of the foregoing on relationships, contractual or otherwise, with customers, suppliers, distributors, financing sources, business partners or employees of the Company and any of its Subsidiaries, or any Transaction Litigation; provided that the exceptions in this clause (d) shall not apply with respect to references to “Company Material Adverse Effect” in any representation or warranty set forth in Section 4.4 or in the conditions set forth in Article IX with respect to such representations and warranties;

(e) changes in GAAP (or interpretations thereof by the Financial Accounting Standards Board (FASB) or any Governmental Entity);

(f) changes in any Laws (or interpretations thereof by a Governmental Entity);

(g) any failure by the Company to meet any internal or public projections or forecasts or estimates of revenues or earnings; provided that any event, change, occurrence, condition, development, circumstance, fact or effect (not otherwise excluded under this definition) underlying such failure may be taken into account in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur;

(h) any event, change, occurrence, condition, development, circumstance, fact or effect resulting from political conditions (or changes in such condition), acts of war (whether or not declared), civil disobedience, sabotage, terrorism, military or para-military actions or the escalation of any of the foregoing (including cyberattacks), any weather event or natural disaster, or any outbreak of illness or other public health event (including COVID-19 or any COVID-19 Measures) or any other force majeure event in the United States or any other country or geographic region in the world;

(i) any actions expressly required to be taken by the Company or any of its Subsidiaries or its or their respective Representatives pursuant to this Agreement (except for any obligation to operate in the Ordinary Course of Business) or any actions taken by the Company or any of its Subsidiaries or its or their respective Representatives with Parent’s express prior consent or at Parent’s express written request; provided that the exceptions in this clause (i) shall not apply with respect to references to “Company Material Adverse Effect” in any representation or warranty set forth in Section 4.4 or in the conditions set forth in Article VIII with respect to such representations and warranties;

(j) a decline in the market price or trading volume of the Shares on the NYSE or the JSE; provided that any event, change, occurrence, condition, development, circumstance, fact or effect (not otherwise excluded under this definition) underlying such decline in market price may be taken into account in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur;

(k) changes or potential changes in the Company’s credit rating or other rating of financial strength; provided that any event, occurrence, condition, change, development, circumstance, fact or effect (not otherwise excluded under this definition) underlying such changed rating may be taken into account in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur; provided, however, that in the case of the foregoing clauses (a) through (c) and clauses (e), (f) and (h), such matters shall be taken into account to the extent that any such matters disproportionately impact the Company and its Subsidiaries relative to other businesses in the industries in which the Company and its Subsidiaries operate or participate, but only to the extent of such disproportionate impact; or

(l) any matter set forth on Section 1.1(a) of the Company Disclosure Letter.

“Company Non-Recourse Related Party” has the meaning set forth in Section 9.5(f).

“Company Option” means any outstanding option to purchase Shares granted under the Company Share Plan.

“Company Preference Shares” means, collectively, the Company’s 7.000% Series A Cumulative Redeemable Perpetual Preference Shares, par value $0.01 per share, and the depositary shares representing a 1/1000th interest in each such share (the “Series A Preference Shares”), and the Company’s 6.250% Series B Cumulative Redeemable Perpetual Preference Shares, par value $0.01 per share, and the depositary shares representing a 1/1000th interest in each such share (the “Series B Preference Shares”).

“Company Reports” means the reports, forms, and other statements and documents required to be or are otherwise filed with or furnished to the SEC pursuant to the Exchange Act by the Company, including any amendments thereto.

“Company RSU” means any outstanding restricted share unit (including those subject to performance vesting metrics) granted under the Company Share Plan.

“Company Service Provider” means any Company Employee or former employee, officer, director or other independent contractor (who is an individual person) of the Company or any of its Subsidiaries.

“Company Share Plan” means the Company’s 2019 Share Incentive Plan, as amended.

“Company Shareholders Meeting” means the special general meeting of shareholders of the Company to be held to consider the adoption of this Agreement and the Statutory Merger Agreement.

“Company Termination Fee” means an amount equal to $63,333,029.60; provided, however, that if this Agreement is terminated by the Company pursuant to Section 9.3(b) prior to the No-Shop Period Start Date, the “Company Termination Fee” means an amount equal to $42,222,019.73.

“Confidentiality Agreement” means the confidentiality agreement, entered into between the Company and Stonepeak Partners LLC, dated August 7, 2023.

“Continuing Employees” means the employees of the Company and its Subsidiaries at the Effective Time who continue to remain employed with the Company or any of its Subsidiaries.

“Contract” means any legally binding contract, subcontract, agreement, lease, sublease, conditional sales contract, delivery order, license, note, mortgage, indenture, bond, loan, instrument, understanding, permit, concession, franchise, commitment, arrangement or any other similar obligation.

“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions or mutations thereof or related or associated epidemics, pandemics or disease outbreaks.

“COVID-19 Measures” means any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester, safety or similar Law, directive, guidelines or recommendations promulgated by any Governmental Entity, including the Centers for Disease Control and Prevention and the World Health Organization, in each case, in connection with or in response to COVID-19.

“COVID-19 Relief Legislation” means the Coronavirus Aid, Relief, and Economic Security Act, Pub. L. 116-136, the Consolidated Appropriations Act, 2021, Pub. L. 116-260, the American Rescue Plan Act of 2021, Pub. L. 117-2, and any similar U.S., non-U.S., state or local grant, subsidy, allowance, relief scheme, stimulus fund, program or measure enacted by a Governmental Entity in connection with or in response to COVID-19.

“Current Insurance” has the meaning set forth in Section 7.12(b).

“Data Protection Laws” means: (a) the General Data Protection Regulation (2016/679) (the “GDPR”) and any national Law supplementing the GDPR, (b) the UK General Data Protection Regulation as defined by the Data Protection Act 2018 (the “UK GDPR”), (c) national laws implementing the Directive on Privacy and Electronic Communications (2002/58/EC) and (d) all other data protection and privacy Laws, regulatory requirements, guidance and codes of practice applicable to the processing of Personal Information.

“Debt Commitment Letter” has the meaning set forth in Section 5.6(b).

“Debt Documents” has the meaning set forth in Section 7.19(b).

“Debt Financing” has the meaning set forth in Section 5.6(b).

“Debt Financing Sources” means, collectively, the Lenders and any other entities party to the Debt Commitment Letter or the Debt Documents and any Person that provides, or has entered into, or in the future enters into, any Contract with Parent or any of its Affiliates in connection with, or that is otherwise acting as a lender, arranger, bookrunner, manager, underwriter, initial purchaser, agent or any other similar representative in respect of all or any part of the Debt Financing (or any permitted replacement or supplement thereof), together with any of such Person’s Affiliates and any of such Person’s or any of its Affiliates’ respective direct or indirect former, current or future stockholders, managers, members, general or limited partners, directors, officers, employees, agents, advisors, other Representatives and their respective successors or assignees.

“Dissenting Shares” means Shares held by a holder of Shares or Company Preference Shares held by a holder of Company Preference Shares, as applicable, who (a) did not vote in favor of the Merger, (b) complied with all of the provisions of the Companies Act concerning the right of holders of Shares or Company Preference Shares to require appraisal of their Shares or Company Preference Shares pursuant to the Companies Act, (c) exercised such right to appraisal and (d) did not deliver an Appraisal Withdrawal.

“DTC” means The Depository Trust Company.

“Effective Time” has the meaning set forth in Section 1.2.

“Eligible Shares” means the Shares issued and outstanding immediately prior to the Effective Time, other than, subject to the last sentence of Section 3.2(g)(ii), any Excluded Shares.

“Encumbrance” means any pledge, lien, claim, easement, charge, option, hypothecation, mortgage, security interest, right of first refusal, right of first offer, adverse right, prior assignment, license, sublicense, lease, sublease or any other encumbrance of any kind or nature whatsoever, whether contingent or absolute.

“Environmental Law” means any Law relating to: (a) the protection, investigation, remediation or restoration of the environment, health, safety or natural resources; (b) the handling, labeling, management, recycling, generation, use, storage, treatment, transportation, presence, disposal, release or threatened release of any Hazardous Substance; or (c) any noise, odor, indoor air, employee exposure, wetlands, pollution, contamination or any injury or threat of injury to Persons or property relating to any Hazardous Substance.

“Equity Award Reference Date” has the meaning set forth in Section 7.11.

“Equity Commitment Letters” has the meaning set forth in Section 5.6(b).

“Equity Financing” has the meaning set forth in Section 5.6(b).

“Equity Financing Sources” has the meaning set forth in Section 5.6(b).

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Plans” means “employee benefit plans” within the meaning of Section 3(3) of ERISA, whether or not subject to ERISA.

“Exchange Act” means the Securities Exchange Act of 1934.

“Exchange Agent” has the meaning set forth in Section 3.2(a)(i).

“Exchange Agent Agreement” means the Contract entered into on or prior to the Closing Date, by and among the Company, Parent and the Exchange Agent, which shall be in form and substance reasonably acceptable to the Company (such acceptance not to be unreasonably conditioned, withheld or delayed).

“Exchange Control Regulations” means the Exchange Control Regulations, 1961 made in terms of the Currency and Exchanges Act No. 9 of 1933 of South Africa, as amended and all directives and rulings issued thereunder.

“Exchange Fund” has the meaning set forth in Section 3.2(a)(i).

“Excluded Shares” means the (a) Shares owned by Parent, Merger Sub or any other Wholly Owned Subsidiary of Parent, and in each case not held on behalf of third parties, (b) Shares owned by the Company or any of its direct or indirect Wholly Owned Subsidiaries, (c) Rollover Shares (if any) and (d) Dissenting Shares.

“Existing Facility” means, collectively, the Existing Notes, the Existing Revolving Facility and the Existing Term Loan Facility.

“Existing Notes” means, collectively, the Existing TMCLII Notes and the Existing TMCLVII Notes.

“Existing Revolving Facility” means the credit facility governed by that certain Second Amended and Restated Credit Agreement, dated as of August 5, 2022 (as amended October 12, 2023 and as otherwise from time to time amended, restated, supplemented or otherwise modified), among Textainer, as borrower, the Company, as guarantor, and Wells Fargo Bank, National Association, as Administrative Agent.

“Existing Term Loan Facility” means, individually, each credit facility governed by one of the following, and collectively, all such credit facilities (as the context may require): (i) that certain Term Loan Agreement, dated as of December 18, 2019 (as amended July 22, 2020, January 25, 2021, April 6, 2022 and October 12, 2023, and as otherwise amended, restated, supplemented or otherwise modified), among Textainer, as borrower, the Company, as guarantor, Bank of America, N.A., as administrative agent, and the lenders party thereto; (ii) that certain Term Loan Agreement, dated as of February 19, 2021 (as amended April 6, 2022 and October 12, 2023, and as otherwise amended, restated, supplemented or otherwise modified) among Textainer, as borrower, the Company, as guarantor, Bank of America, N.A., as administrative agent, and the lenders party thereto; (iii) that certain Term Loan Agreement, dated as of February 19, 2021 (as amended April 6, 2022, October 12, 2023, and as otherwise amended, restated, supplemented or otherwise modified), among Textainer, as borrower, the Company, as guarantor, Bank of America, N.A., as administrative agent, and the lenders party thereto; and (iv) that certain Term Loan Agreement, dated as of October 15, 2021 (as amended April 6, 2022, and as otherwise amended, restated, supplemented or otherwise modified), among Textainer, as borrower, the Company, as guarantor, Bank of America, N.A., as administrative agent, and the lenders party thereto.

“Existing TMCLII Notes” means, collectively, the following notes issued pursuant to that certain Third Amended and Restated Indenture, dated as of November 15, 2021 (as from time to time amended, restated, supplemented or otherwise modified), between TMCLII, as issuer, and Wilmington Trust, National Association, as indenture trustee (in such capacity, “TMCLII Trustee”): (i) Series 2012-1 Notes, issued pursuant to that certain Third Amended and Restated Series 2012-1 Supplement, dated as of November 15, 2021 (as from time to time amended, restated, supplemented or otherwise modified), between TMCLII, as issuer, and TMCLII Trustee.

“Existing TMCLVII Notes” means, collectively, the following notes issued pursuant to that certain Indenture, dated as of August 6, 2018 (as from time to time amended, restated, supplemented or otherwise modified), between TMCLVII, as issuer, and Wilmington Trust, National Association, as indenture trustee (in such capacity, “TMCLVII Trustee”): (i) Series 2020-1 Notes, issued pursuant to that certain Series 2020-1 Supplement, dated as of August 20, 2020 (as from time to time amended, restated, supplemented or otherwise modified), between TMCLVII and TMCLVII Trustee; (ii) Series 2020-2 Notes, issued pursuant to that certain Series 2020-2 Supplement, dated as of September 21, 2020 (as from time to time amended, restated, supplemented or otherwise modified), between TMCLVII and TMCLVII Trustee; (iii) Series 2020-3 Notes, issued pursuant to that certain Series 2020-3 Supplement, dated as of September 21, 2020 (as from time to time amended, restated, supplemented or otherwise modified), between TMCLVII and TMCLVII Trustee; (iv) Series 2021-1 Notes, issued pursuant to that certain Series 2021-1 Supplement, dated as of February 10, 2021 (as from time to time amended, restated, supplemented or otherwise modified), between TMCLVII and TMCLVII Trustee; (v) Series 2021-2 Notes, issued pursuant to that certain Series 2021-2 Supplement, dated as of April 20, 2021 (as from time to time amended, restated, supplemented or otherwise modified), between TMCLVII and TMCLVII Trustee; and (vi) Series 2021-3 Notes, issued pursuant to that certain Series 2021-3 Supplement, dated as of August 11, 2021 (as from time to time amended, restated, supplemented or otherwise modified), between TMCLVII and TMCLVII Trustee.

“Export and Sanctions Regulations” means all applicable Laws relating to sanctions and to the import, export, re-export, deemed export, deemed re-export, or transfer of information, data, goods, and technology, and similar Laws in jurisdictions in which the Company or any of its Subsidiaries do business, have done business or are otherwise subject to, including the U.S. International Traffic in Arms Regulations, the Export Administration Regulations, U.S. sanctions Laws administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control, customs and import Laws administered by United States Customs and Border Protection, any other export or import controls administered by an agency of the United States government, and the anti-boycott regulations administered by the United States Department of Commerce and the United States Department of the Treasury.

“FCPA” means the U.S. Foreign Corrupt Practices Act of 1977.

“Filed Company Contract” has the meaning set forth in Section 4.11(a).

“Financing” has the meaning set forth in Section 5.6(b).

“Financing Failure Event” has the meaning set forth in Section 7.19(e).

“Financing Information” means all information with respect to the business, operations, financial condition, projections and prospects of the Company or any of its subsidiaries as may be reasonably required by the Financing Sources, including (a) financial statements; (b) documentation and other information with respect to the Company and its subsidiaries that is required in connection with the Debt Financing by U.S. regulatory authorities and under applicable “know your customer” and anti-money laundering rules and regulations, including the PATRIOT Act and beneficial ownership regulations; and (c) such other information relating to the Company and its subsidiaries as is reasonably requested in connection with the Debt Financing, in each case, to enable Parent (or its applicable Affiliate) to prepare pro forma financial statements to the extent customary and reasonably required pursuant to the Debt Financing and to the extent reasonably available and prepared in past practice.

“Financing Purposes” has the meaning set forth in Section 5.6(a).

“Financing Sources” means, collectively, the Equity Financing Source and the Debt Financing Sources.

“FinSurv” means (i) the Financial Surveillance Department of the South African Reserve Bank responsible for the administration of exchange controls under the Exchange Control Regulations or (ii) in relation to any approval relating to exchange control matters that is required for the implementation of this Agreement, any authorized dealer which is authorized by Law to grant such approval.

“Fraud” means common law fraud (and not constructive or equitable fraud), in each case with respect to the representations and warranties made by the Company in Article IV, Parent in Article V or Merger Sub in Article VI or the Company or Parent in any other agreement or instrument entered into in connection with the Transactions.

“GAAP” means the generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board applicable as of the time of the relevant financial statements or accounting procedure or action referred to herein and consistently applied during the periods involved.

“Governmental Entity” means any U.S. (federal, state or local) or non-U.S. (including any supranational) governmental, quasi-governmental, regulatory or self-regulatory authority, enforcement authority, agency, commission, body or other entity or any subdivision or instrumentality thereof, including any public international organization, stock exchange or other self-regulatory organization, court, tribunal or arbitrator or any subdivision or instrumentality thereof, in each case of competent jurisdiction.

“Group” has the meaning set forth in Rule 13d-5 under the Exchange Act.

“Guarantors” means Stonepeak Infrastructure Fund IV Cayman (AIV II) LP, a Cayman exempted limited partnership, and Stonepeak Asia Infrastructure Fund (AIV I) LP, a Cayman exempted limited partnership.

“Hazardous Substance” means (a) any material, substance, chemical, or waste (or combination thereof) that (i) is listed, defined, designated, regulated or classified as hazardous, toxic, radioactive, dangerous, a pollutant, a contaminant, petroleum, oil, or words of similar meaning or effect under any Environmental Law or (ii) can form the basis of any liability under any Environmental Law; and (b) any petroleum, petroleum products, per- and polyfluoroalkyl substances (including PFAs, PFOA, PFOS, Gen X, and PFBs), polychlorinated biphenyls (PCBs), asbestos and asbestos-containing materials, radon, mold, fungi and other substances, including related precursors and breakdown products.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvement Act of 1976.

“IFRS” means the International Financial Reporting Standards as issued by the International Accounting Standards Board.

“Indebtedness” means, with respect to any Person, without duplication, all obligations, liabilities or undertakings by such Person (a) for borrowed money (including deposits or advances of any kind to such Person and including accrued and unpaid interest, and any prepayment of fees or penalties), (b) evidenced by bonds, debentures, notes or similar instruments, (c) for capitalized leases, (d) for letters of credit, bank guarantees, and other similar Contracts entered into by or on behalf of such Person, (e) all obligations of such Person issued or assumed as the deferred purchase price of property (including any potential future earn-out, purchase price adjustment, release of “holdback” or similar payment); (f) pursuant to guarantees and arrangements having the economic effect of a guarantee of any obligation, liability or undertaking of any other Person contemplated by the foregoing clauses (a) through (e) of this definition or (g) all obligations of the type referred to in clauses (a) through (f) of this definition of any Person other than the Company or any of its Subsidiaries, the payment of which the Company or any of its Subsidiaries is liable, directly or indirectly, as obligor, guarantor, surety, or otherwise; provided, however, that trade payables, deferred rental income, repair service provision, deferred taxes, taxes payable, payroll expenses and other accrued expenses incurred in the Ordinary Course of Business shall not constitute Indebtedness.

“Indemnified Parties” means, collectively, each present and former (determined as of the Effective Time for purposes of Section 7.12) director or officer of the Company or any of its Subsidiaries (or other Persons performing similar functions), or any Person serving as a director, officer, member, trustee or fiduciary of another entity or enterprise, including a Company Benefit Plan, at the request or benefit of the Company or any of its Subsidiaries, together with such individual’s respective heirs, executors, trustees, fiduciaries or administrators, in each case when acting in such capacity and not in their personal or any other capacity.

“Insurance Policies” has the meaning set forth in Section 4.19.

“Intellectual Property Rights” means all intellectual property or other proprietary rights anywhere in the world, including rights in: (a) Trademarks; (b) patents, patent applications, registrations and invention disclosures, including divisionals, revisions, supplementary protection certificates, continuations, continuations-in-part, renewals, extensions, substitutes, re-issues and re-examinations; (c) Trade Secrets and all other know-how, inventions, proprietary processes, formulae, models, and methodologies; (d) published and unpublished works of authorship, whether copyrightable or not (including Software, website and mobile content, data, databases and other compilations of information), and registrations and applications therefor, and all renewals, extensions, restorations and reversions thereof; and (e) Internet domain names and URLs.

“Intervening Event” means an event, change, development, circumstance, fact or effect with respect to the Company or any of its Subsidiaries that (a) first becomes actually known by the Company Board after the execution and delivery of this Agreement (or if was actually known by the Company Board as of or prior to the execution and delivery of this Agreement, the material consequences of which were neither known nor reasonably foreseeable by the Company Board at such time) and (b) is material to the Company and its Subsidiaries, taken as a whole; provided that under no circumstances shall the following events, changes, developments, circumstances, facts or effects constitute an Intervening Event: (i) the receipt by the Company, existence or terms of an Acquisition Proposal or a Superior Proposal or any matter relating thereto or consequence thereof, (ii) changes in the market price or trading volume of the Shares or the debt instruments or credit ratings of the Company or its Subsidiaries or in analyst’s recommendation with respect to the Company or its Subsidiaries (provided, however, that the underlying causes of such change or fact shall not be excluded by this clause (ii)) and (iii) the fact that the Company meets or exceeds internal or published projections, budgets, forecasts or estimates of revenues, earnings or other financial results for any period (provided, however, that the underlying causes of such change or fact shall be excluded by this clause (iii)).

“IRS” means the U.S. Internal Revenue Service.

“IT Assets” means technology devices, computers, Software, servers, networks, workstations, routers, hubs, circuits, switches, data communications lines, and all other information technology equipment, and all associated documentation.

“JSE” means JSE Limited, registration number 2005/022939/06, a public company incorporated in accordance with the laws of South Africa, or the securities exchange licensed under the Financial Markets Act No 19 of 2012 and operated by JSE Limited, as the context may require.

“JSE Closing Approval” has the meaning set forth in Section 7.5(b)(vi).

“Knowledge” means, for those Persons listed on Section 1.1(b) of the Company Disclosure Letter (in the case of Knowledge of the Company) and James Wyper (in the case of Knowledge of Parent), the actual knowledge of such Persons.

“Law” means any law, statute, constitution, principle of common law, ordinance, code, standard, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated or otherwise put into effect by or under the authority of any Governmental Entity, or any Order.

“Lease” has the meaning set forth in Section 4.17(a).

“Lease Agreement” has the meaning set forth in Section 4.13(b).

“Leased Real Property” means all leasehold or subleasehold estates, licenses and other rights to use and occupy any land, buildings, structures, improvements, fixtures or other interest in real property held by the Company or any of its Subsidiaries.

“Lenders” has the meaning set forth in Section 5.6(b).

“Licenses” means all licenses, permits, certifications, approvals, registrations, consents, authorizations, franchises, grants, accreditations, easements, exceptions, variances and exemptions issued or granted by a Governmental Entity.

“Limited Guarantees” means the limited guarantees, each dated as of the date hereof by the applicable Guarantor, guaranteeing certain of Parent’s and Merger Sub’s obligations under this Agreement as more particularly set forth therein, which limited guarantees are being delivered to the Company simultaneously with the execution and delivery of this Agreement.

“Material Contract” has the meaning set forth in Section 4.11(b).

“Maximum Amount” has the meaning set forth in Section 7.12(b).

“Merger” has the meaning set forth in the Recitals.

“Merger Application” has the meaning set forth in Section 1.2.

“Merger Consideration” means an amount equal to the sum of (a) the Common Merger Consideration plus (b) the Aggregate Option Merger Consideration plus (c) the Unvested Company RSU Consideration plus (d) the Aggregate Redemption Amount.

“Merger Sub” has the meaning set forth in the Preamble.

“Multiemployer Plans” means “multiemployer plans” as defined by Section 3(37) of ERISA.

“No-Shop Period Start Date” has the meaning set forth in Section 7.2(a).

“Notice Period” has the meaning set forth in Section 7.2(g).

“NYSE” means the New York Stock Exchange.

“NYSE Common Merger Consideration” means the portion of the Common Merger Consideration payable in respect of the NYSE Eligible Shares.

“NYSE Eligible Shares” has the meaning set forth in Section 3.2(a)(i).

“Order” means any order, award, judgment, injunction, writ, decree (including any consent decree or similar agreed order or judgment), directive, settlement, stipulation, ruling, determination, decision or verdict, whether civil, criminal or administrative, in each case, that is entered, issued, made or rendered by any Governmental Entity.

“Ordinary Course of Business” means, with respect to any Person, the conduct by such Person in connection with the relevant business in accordance with such Person’s ordinary course of business, consistent with past practice.

“Organizational Documents” means (a) with respect to any Person that is a company, its memorandum of association and bye-laws, or comparable documents, (b) with respect to any Person that is a partnership, its certificate of partnership and partnership agreement, or comparable documents, (c) with respect to any Person that is a limited liability company, its certificate of formation and limited liability company agreement, or comparable documents, (d) with respect to any Person that is a trust, its declaration of trust, or comparable documents and (e) with respect to any other Person that is not an individual, its comparable organizational documents.

“Other Anti-Bribery Laws” means, other than the FCPA, all applicable anti-bribery, anti-corruption, anti-money-laundering and similar Laws in jurisdictions in which the Company or any of its Subsidiaries do business, have done business, in which any agent thereof is conducting or has conducted business involving the Company or any of its Subsidiaries or the Company or any of its Subsidiaries are otherwise subject.

“Outside Date” has the meaning set forth in Section 9.2(a).

“Parent” has the meaning set forth in the Preamble.

“Parent Approvals” has the meaning set forth in Section 5.3(a).

“Parent Benefit Plan” means any benefit or compensation plan, program, policy, practice, or other obligation, whether or not funded, in each case, which is sponsored or maintained by, or required to be contributed to, or with respect to which any potential obligation or liability is borne by, Parent or any of its Subsidiaries, including ERISA Plans, employment, consulting, retirement, severance, termination or “change of control” agreements, deferred compensation, equity-based, incentive, bonus, supplemental retirement, profit sharing, insurance, medical, welfare, fringe or other benefits or remuneration of any kind.

“Parent Burdensome Condition” means any requirement, obligation, commitment or condition (a) requiring (i) the holding separate, license, sale or divestiture of any businesses or assets of Parent or any of its Affiliates (excluding the Company or its Subsidiaries) or (ii) any limitation on conduct or actions of Parent or any of its Affiliates (other than the Company or its Subsidiaries), that, in either such case, materially adversely impacts the existing businesses and operations of Parent or any of its Affiliates, (b) requiring the holding separate, license, sale or divestiture of any businesses or assets of any businesses or assets of the Company or any of its Subsidiaries, or any limitation on conduct or actions of the Company or any of its Subsidiaries, that would, individually or in the aggregate, reasonably be expected to have material adverse effect (i) on the Company and its Subsidiaries, taken as a whole, or (ii) on the (A) economic benefits contemplated to be received by Parent or any of its Affiliates in connection with the Transactions or (B) on the governance or information rights necessary to enable Parent to operate the Company following the Closing in the ordinary course of business, or (c) to commence or participate in any action, suit or other litigation proceeding that contests (i) the final decision of any Governmental Entity not to grant a Regulatory Approval or (ii) the final decision of any Governmental Entity to grant a Regulatory Approval that contains a Parent Burdensome Condition (it being understood that the initiation of and participation in proceedings in connection with or arising from the Parties’ efforts to obtain a Regulatory Approval generally, in the absence of a final decision from a Governmental Entity that would cause the condition in Section 8.1(b) to not be satisfied, shall not constitute a Parent Burdensome Condition).

“Parent Material Adverse Effect” means any event, change, occurrence, condition, development, circumstance, fact or effect that, individually or in the aggregate, prevents, materially delays or materially impairs, or would reasonably be expected to prevent, materially delay or materially impair the ability of Parent or Merger Sub to consummate the Transactions.

“Parent Non-Recourse Related Party” has the meaning set forth in Section 9.5(f).

“Parent Termination Fee” has the meaning set forth in Section 9.5(d).

“Parties” has the meaning set forth in the Preamble.

“Per Share Merger Consideration” means $50.00.

“Permitted Confidentiality Agreement” has the meaning set forth in Section 7.2(c)(i).

“Permitted Encumbrances” means, with respect to any Person: (a) Encumbrances for current Taxes or other governmental charges not yet due and payable and for which appropriate reserves have been established in accordance with GAAP (to the extent required), on such Person’s financial statements, or that such Person is contesting in good faith by appropriate proceedings and for which adequate reserves have been established and maintained in accordance with GAAP (to the extent required); (b) mechanics’, carriers’, workmen’s, repairmen’s or other like Encumbrances arising or incurred in the Ordinary Course of Business which are not yet due and payable and for which appropriate reserves have been established in accordance with GAAP (to the extent required), on such Person’s financial statements, or the validity or amount of which is being contested in good faith by appropriate proceedings; (c) other imperfections in title that do not, individually or in the aggregate, materially impair the continued use, operation or value of the specific parcel of Leased Real Property to which they relate or the conduct of the business of such Person as currently conducted; (d) Encumbrances arising under or relating to applicable securities Laws; (e) Encumbrances arising under or relating to this Agreement or any of the Organizational Documents of such Person; (f) Encumbrances incurred in connection with any purchase money security interests, leases or similar financing arrangements; (g) the rights of lessors and lessees of goods (including containers) pursuant to leases and direct finance leases entered into in the Ordinary Course of Business; (h) the rights of managers and owners of goods (including containers) pursuant to management agreements entered into in the Ordinary Course of Business; (i) non-exclusive licenses under Intellectual Property Rights; (j) bankers’ liens, rights of setoff and other similar encumbrances existing on property on deposit in or credited to one or more deposit accounts, securities accounts or commodity accounts; and (k) any Encumbrances set forth in Section 1.1(c) of the Company Disclosure Letter.

“Person” means any individual, corporation (including not-for-profit), general or limited partnership, company, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature.

“Personal Information” (a) has the meaning set forth in the definition for any similar term (e.g., “personal data” or “personally identifiable information”) in any applicable Law, including GDPR or UK GDPR, (b) any other information that identifies or would reasonably be used to identify an individual and (c) any other personal information that is subject to any applicable Laws.

“Privacy and Security Policies” has the meaning set forth in Section 4.18(e).

“Proceeding” means any action, charge, cause of action, claim, demand, litigation, suit, investigation by a Governmental Entity, review, grievance, citation, summons, subpoena, inquiry, audit, examination, hearing, originating application to a tribunal, arbitration or other similar proceeding of any nature, civil, criminal, regulatory, administrative or otherwise, whether in equity or at law, in contract, in tort or otherwise.

“Proxy Statement” has the meaning set forth in Section 7.5(a)(i).

“Rand” South African rand, the lawful currency of the Republic of South Africa.

“Registered” means registered with, issued by, renewed by or the subject of a pending application before any Governmental Entity.

“Registrar” has the meaning set forth in Section 1.2.

“Regulatory Approvals” has the meaning set forth in Section 8.1(b).

“Representative” means, with respect to any Person, any director, principal, partner, manager, member (if such Person is a member-managed limited liability company or similar entity), employee (including any officer), financing source, consultant, investment banker, financial advisor, legal counsel, attorney-in-fact, accountant or other advisor, agent or other representative of such Person, in each case acting in their capacity as such.

“Requisite Company Vote” means the affirmative vote (in person or by proxy) of more than 75% of the Shares and Company Preference Shares (if any), voting together as if they were a single class, that are present (in person or by proxy) at the Company Shareholders Meeting at which at least two shareholders are present and at least one-third of the total issued shares in the Company are present in person or by proxy, in favor of the approval of this Agreement, the Statutory Merger Agreement and the Merger.

“Rollover Agreements” means the agreements, if any, entered into prior to the Closing Date between Parent (or any Affiliate thereof) and the Rollover Investors relating to any Rollover Shares.

“Rollover Investors” means any Person who enters into a Rollover Agreement prior to Closing.

“Rollover Shares” means any Shares contributed to Parent (or an Affiliate thereof) by the Rollover Investors in accordance with the terms of the applicable Rollover Agreement.

“Sanctioned Country” means at any time, a country or territory which is itself the subject or target of any comprehensive sanctions (at the time of this Agreement, Cuba, Iran, North Korea and Syria, and the so-called Donetsk People’s Republic, the so-called Luhansk People’s Republic, and the Crimea regions of Ukraine, and the non-government-controlled areas of Ukraine in the oblasts of Kherson and Zaporizhzhia).

“Sanctioned Person” means any Person that is the subject or target of any sanctions, including (a) any Person identified in any sanctions-related list maintained by (i) the United States (including through the Department of the Treasury’s Office of Foreign Assets Control or the Department of State); (ii) the United Kingdom; (iii) the United Nations Security Council; or (iv) the European Union or any European Union member state; (b) any Person located, organized, or resident in, or a Governmental Entity or government instrumentality of, any Sanctioned Country; (c) any Person directly or indirectly, individually or in the aggregate, owned 50% or more, or controlled by, or acting for the benefit or on behalf of, one or more Person(s) described in clause (a) or (b) above; or (d) any Person identified on the U.S. Department of Commerce’s Denied Persons List, Unverified List, Entity List, the Military End User List or the U.S. Department of State’s Debarred List.

“SARB” has the meaning set forth in Section 7.5(a)(i).

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933.

“Series A Certificate of Designations” means the Certificate of Designations of the Series A Preference Shares of the Company, dated April 13, 2021.

“Series A Deposit Agreement” means that certain Deposit Agreement, dated as of April 13, 2021, by and among the Company, Computershare Trust Company, N.A., Computershare Inc. and the holders from time to time of receipts issued thereunder (as amended, modified or supplemented from time to time).

“Series A Preference Shares” has the meaning set forth in the definition of “Company Preference Shares.”

“Series B Certificate of Designations” means the Certificate of Designations of the Series B Preference Shares of the Company, dated August 23, 2021.

“Series B Deposit Agreement” means that certain Deposit Agreement, dated as of April 23, 2021, by and among the Company, Computershare Trust Company, N.A., Computershare Inc. and the holders from time to time of receipts issued thereunder (as amended, modified or supplemented from time to time).

“Series B Preference Shares” has the meaning set forth in the definition of “Company Preference Shares.”

“Shares” means the common shares of the Company, par value $0.01 per share, and “Share” means any one of them.

“Software” means any computer program, application, middleware, firmware, microcode and other software, including operating systems, software implementations of algorithms, models and methodologies, in each case, whether in source code, object code or other form or format, including libraries, subroutines and other components thereof, and all documentation relating thereto.

“Solvent” has the meaning set forth in Section 5.7.

“Specified Default” means a “Default” (as defined in the applicable Existing Facility) that either (i) relates to any noncompliance with any requirement in respect of the delivery of financial statements under such Existing Facility or relates to any financial covenant or (ii) as of immediately prior to the Closing, has a remaining cure period (if any) that is 10 business days or shorter.

“Specified RSUs” means those certain Company RSUs described in Section 1.1(d) of the Company Disclosure Letter.

“Statutory Merger Agreement” has the meaning set forth in the Recitals.

“Subsidiary” of a Person means a corporation, partnership, company, limited liability company or other business entity of which a majority of the shares of voting securities is at the time beneficially owned, or the management of which is otherwise controlled, directly or indirectly, through one or more intermediaries, or both, by such Person.

“Superior Proposal” means a bona fide, written Acquisition Proposal that would result in a Person or Group becoming the beneficial owner, directly or indirectly, of more than 50% of the assets (on a consolidated basis) or more than 50% of the total voting power of the equity securities of the Company that the Company Board has determined in its good-faith judgment (after consultation with its financial advisor(s) and outside legal counsel) (a) is reasonably likely to be consummated in accordance with its terms, taking into account all legal, financial (including financing terms), timing, regulatory and other aspects and conditions and risks of such Acquisition Proposal and the Person making such Acquisition Proposal and (b) if consummated, would result in a transaction more favorable to the Company’s shareholders from a financial point of view than the Transactions (after taking into account any revisions, changes, modification, adjustments and amendments to the terms and conditions of this Agreement proposed by Parent in response to such Acquisition Proposal (including pursuant to Section 7.2(g))).

“Surviving Company” has the meaning set forth in Section 1.3.

“Swap Contract” has the meaning set forth in Section 4.11(a)(vii).

“Tail Period” has the meaning set forth in Section 7.12(b).

“Takeover Statute” means any “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation.

“Tax Returns” means any return (including any information return), report, statement, declaration, estimate, schedule, form, election, certificate or other document or information filed or required to be filed with any Governmental Entity in connection with the determination, assessment, collection or payment of any Tax and any attachments thereto or amendments thereof.

“Taxes” or “Tax” means any federal, state, local, or non-U.S. or other tax (including any net income tax, gross income tax, franchise tax, capital gains tax, gross receipts tax, gross profits tax, branch profits tax, value-added tax, surtax, estimated tax, employment tax, unemployment tax, national health insurance tax, excise tax, estimated tax, alternative or minimum tax, ad valorem tax, transfer tax, stamp tax, sales tax, use tax, service tax, property tax, business tax, withholding tax or payroll tax), impost, tariff, duty, levy, assessment, or other tax or charge in the nature of a tax, imposed, assessed or collected by or under the authority of any Governmental Entity, together with any interest, penalties, or additions to tax with respect thereto.

“Taxing Authority” means the IRS or any other Governmental Entity having competent jurisdiction over the assessment, determination, collection or imposition of any such Taxes.

“Textainer” means Textainer Limited, an exempted company limited by shares incorporated under the Laws of Bermuda.

“TMCLII” means Textainer Marine Containers II Limited, an exempted company incorporated and existing under the Laws of Bermuda.

“TMCLVII” means Textainer Marine Containers VII Limited, an exempted company limited by shares incorporated and existing under the Laws of Bermuda.

“Trade Secrets” means a “Trade Secret” as such term is defined in the Uniform Trade Secrets Act.

“Trademarks” means trademarks, service marks, brand names, certification marks, collective marks, d/b/a’s, logos, symbols, trade dress, trade names, and other indicia of origin, all applications and registrations for the foregoing, and all goodwill associated therewith and symbolized thereby, including all renewals of the same.

“Transaction Litigation” has the meaning set forth in Section 7.15.

“Transactions” means, collectively, the transactions contemplated by this Agreement and the Statutory Merger Agreement, including the Merger.

“Transfer Taxes” means all transfer, documentary, sales, use, stamp, recording, value added, registration and other similar Taxes and all conveyance fees, recording fees and other similar charges.

“Treasury Regulations” means the regulations promulgated under the Code by the U.S. Department of Treasury.

“Unvested Company RSU Consideration” has the meaning set forth in Section 3.3(a)(i).

“USD/Rand Exchange Rate” the weighted average US dollar:Rand exchange rate obtained by the Parent on the exchange of the portion of the Common Merger Consideration payable by the Parent to holders of Eligible Shares on the JSE into Rand through one or more market transactions over one or more Business Days prior to the Closing Date.

“Wholly Owned Subsidiary” means, with respect to any Person, any Subsidiary of such Person of which all of the equity or ownership interests of such Subsidiary are directly or indirectly owned or controlled by such Person.

Annex B

Merger Agreement

TEXTAINER GROUP HOLDINGS LIMITED

TYPEWRITER PARENT LTD.

TYPEWRITER MERGER SUB LTD.

Conyers Dill & Pearman Limited

Bermuda

conyers.com

MERGER AGREEMENT

THIS MERGER AGREEMENT is dated [Date] (this “Agreement”)

BETWEEN:

(1)	Textainer Group Holdings Limited, a Bermuda exempted company having its registered office at Century House 16 Par-La-Ville Road, Hamilton HM 08, Bermuda (the “Company”);

(2)	Typewriter Parent Ltd., a Cayman Islands company with limited liability having its registered office at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands (the “Parent”); and

(3)	Typewriter Merger Sub Ltd., a Bermuda exempted company having its registered office at Park Place, 55 Par-la-Ville Road, Hamilton, HM 11, Bermuda (the “Merger Sub”).

WHEREAS:

A.	Merger Sub is a wholly owned subsidiary of Parent.

B.

The Company and Merger Sub have agreed to merge (the “Merger”) pursuant to the provisions of Part VII of the Companies Act 1981 (as amended) of Bermuda (the “Companies Act”), and their undertaking, property and liabilities shall vest in the Company as the surviving company of the Merger on the terms hereinafter appearing.

C.	This Agreement is the “Statutory Merger Agreement” referred to in the Agreement and Plan of Merger dated [Date] (the “Plan of Merger”) among the Company, Parent and Merger Sub.

THE PARTIES AGREE that, on the terms and subject to the conditions of this Agreement and the Plan of Merger and in accordance with the Companies Act:

1.	Unless otherwise defined herein, capitalized terms have the same meaning as used and defined in the Plan of Merger.

2.

At the Effective Time, in accordance with Section 104H of the Companies Act, Merger Sub shall be merged with and into the Company, with the Company being the surviving company of the Merger (the “Surviving Company”).

3.

At the Effective Time, the memorandum of association of the Company as in effect immediately prior to the Effective Time shall, by virtue of the Merger and without any further action, become the memorandum of association of the Surviving Company, and the Surviving Company shall be called “Textainer Group Holdings Limited”.

4.	The bye-laws of the Surviving Company shall be the bye-laws of the Company as in effect immediately prior to the Effective Time.

5.	The registered office of the Surviving Company shall be the registered office of Merger Sub immediately prior to the Effective Time.

6.	The names and addresses of the persons proposed to be directors and officers of the Surviving Company are as follows:

[James Wyper]	[550 W 34th Street, 48th Floor, New York, NY 10001]

[Secretary]	[Address]

7.	At the Effective Time, by virtue of the Merger and without any action on the part of the holder of any Shares or any Company Preference Shares or on the part of the sole shareholder of Merger Sub:

(a)

Each Eligible Share shall be cancelled and shall be converted automatically into the right to receive the Per Share Merger Consideration, or, in the case of holders of Shares on the JSE, the Rand equivalent of

MERGER AGREEMENT

the Per Share Merger Consideration at the USD/Rand Exchange Rate, payable, without interest and subject to the applicable Tax withholding, to the holder (or, in the case of holders of Shares on the JSE, the beneficial owner) of such Eligible Share, upon surrender, in the manner provided in Section 3.2(b) of the Plan of Merger, of the Certificate or book-entry account that formerly evidenced such Eligible Share.

(b)

Each Excluded Share, other than Dissenting Shares which are addressed in Section 3.2(g) of the Plan of Merger, shall cease to be issued and outstanding, shall be cancelled without payment of any consideration therefor and shall cease to exist.

(c)

Each common share of Merger Sub, par value $1.00 per share, issued and outstanding immediately prior to the Effective Time shall be converted into one fully paid and non-assessable common share of the Surviving Company, par value $0.01 per share, and together with the preference shares of the Surviving Company (subject to the redemption of the Company Preference Shares pursuant to Section 3.1(d)) of the Plan of Merger, shall constitute the only issued and outstanding share capital of the Surviving Company as of immediately after the Effective Time.

(d)

Each Series A Preference Share issued and outstanding immediately prior to the Effective Time shall (1) automatically convert into a preference share of the Surviving Company and shall be entitled to the same dividend and all other preferences and privileges, voting rights, relative, participating, optional and other special rights, and qualifications, limitations and restrictions set forth in the Series A Certificate of Designations and shall remain following the Effective Time in full force and effect as an obligation of the Surviving Company; and (2) be redeemed by the Surviving Company in accordance with the Series A Certificate of Designations, and each holder thereof shall receive an amount equal to the amount to which such holder is entitled in accordance with Section 10 of the Series A Certificate of Designations. The Company shall prepare and deliver on (or, at Parent’s election, the Surviving Company shall deliver up to 60 days following) the Closing Date to each holder of Series A Preference Shares a notice of redemption in accordance with the Series A Certificate of Designations. The Company shall prepare and deliver on (or, at Parent’s election, the Surviving Company shall deliver up to 60 days following) the Closing Date a notice of redemption for each depositary share representing a 1/1000th interest in a Series A Preference Share in accordance with the deposit agreement for such Series A Preference Shares. If so requested by Parent in writing, the Parties will cooperate in good faith, and will each use commercially reasonable efforts to have the depositary waive its notice requirements under Section 2.8 of the Series A Deposit Agreement; provided, that in no event shall the receipt of such waiver be a condition to the Closing.

(e)

Each Series B Preference Share issued and outstanding immediately prior to the Effective Time shall (1) automatically convert into a preference share of the Surviving Company and shall be entitled to the same dividend and all other preferences and privileges, voting rights, relative, participating, optional and other special rights, and qualifications, limitations and restrictions set forth in the Series B Certificate of Designations and shall remain following the Effective Time in full force and effect as an obligation of the Surviving Company and (2) be redeemed by the Surviving Company in accordance with the Series B Certificate of Designations, and each holder thereof shall receive an amount equal to the amount to which such holder is entitled in accordance with Section 10 of the Series B Certificate of Designations. The Company shall prepare and deliver on (or, at Parent’s election, the Surviving Company shall deliver up to 60 days following) the Closing Date to each holder of Series B Preference Shares a notice of redemption in accordance with the Series B Certificate of Designations. The Company shall prepare and deliver on (or, at Parent’s election, the Surviving Company shall deliver up to 60 days following) the Closing Date a notice of redemption for each depositary share representing a 1/1000th interest in a Series B Preference Share in accordance with the deposit agreement for such Series B Preference Shares. If so requested by Parent in writing, the Parties will cooperate in good faith, and will each use commercially reasonable efforts to have the depositary waive its notice requirements under Section 2.8 of the Series B Deposit Agreement; provided, that in no event shall the receipt of such waiver be a condition to the Closing.

MERGER AGREEMENT

8.	At the Effective Time,

(a)

Each award of Company RSUs that is outstanding as of immediately prior to the Effective Time shall, automatically and without any required action on the part of the holder thereof, be converted into the contingent right (in accordance with Section 3.3(a)(ii) of the Plan of Merger) to receive an amount in cash, without interest, equal to the product obtained by multiplying (x) the number of Company RSUs subject to such award (with respect to any performance-based vesting requirements, assuming attainment of the maximum level of performance under the terms of the applicable award agreement) immediately prior to the Effective Time, by (y) the Per Share Merger Consideration plus any unpaid cash in respect of dividends equivalent rights accrued prior to the Effective Time with respect to such Company RSU (after giving effect to the maximum level of performance), less applicable Taxes required to be withheld with respect to such payment under Section 3.2(h) of the Plan of Merger (the “Unvested Company RSU Consideration”).

(b)

Subject to the applicable holder’s continued service with Parent and its Affiliates (including the Surviving Company and its Subsidiaries), the Unvested Company RSU Consideration shall vest and become payable upon the earlier to occur of: (x) the satisfaction of the time-based vesting conditions (including any vesting acceleration provisions) that applied to the corresponding portion of the applicable unvested Company RSUs immediately prior to the Effective Time, and (y) the twelve month anniversary of the Effective Time (except that this clause (y) shall not apply with respect to the Specified RSUs); provided that with respect to any Company RSUs that constitute nonqualified deferred compensation subject to Section 409A of the Code and that are not permitted to be paid at such time without triggering a Tax or penalty under Section 409A of the Code, such payment shall be made at the earliest time permitted under the applicable Company Share Plan and award agreement that will not trigger a Tax or penalty under Section 409A of the Code. The Unvested Company RSU Consideration shall otherwise remain subject to the same terms and conditions that were applicable to the underlying Company RSUs immediately prior to the Effective Time (after giving effect to the provisions for performance-based vesting provided in Section 3.3(a)(i) of the Plan of Merger and except for terms rendered inoperative by reason of the transactions contemplated by the Plan of Merger or for such other administrative or ministerial changes as in the reasonable and good faith determination of Parent are appropriate to conform the administration of the Unvested Company RSU Consideration).

(c)

Each Company Option that is issued and outstanding as of immediately prior to the Effective Time (whether or not vested) shall, automatically and without any required action on the part of the holder thereof, be cancelled and converted into the right to receive an amount in cash, without interest, equal to the product obtained by multiplying (x) the number of Shares subject to such Company Option that is outstanding immediately prior to the Effective Time, by (y) the amount by which the Per Share Merger Consideration exceeds the per-share exercise price of the Company Option, less applicable Taxes required to be withheld with respect to such payment under Section 3.2(h) of the Plan of Merger. For clarity, any Company Option that is issued and outstanding immediately prior to the Effective Time with a per-share exercise price that is greater than or equal to the Per Share Merger Consideration shall be cancelled at the Effective Time without payment or other consideration therefor.

MERGER AGREEMENT

9.	Dissenting Shares

(a)

At the Effective Time, (1) all Dissenting Shares that are Shares shall automatically be cancelled and, unless otherwise required by the Companies Act, converted into the right to receive the Common Merger Consideration pursuant to Section 3.1(a) of the Plan of Merger, and (2) all Dissenting Shares that are Company Preference Shares shall be cancelled and automatically converted into the right to receive preference shares in the Surviving Company in accordance with Section 3.1(d) of the Plan of Merger. Any holder of Dissenting Shares shall, in the event that the fair value of a Dissenting Share as appraised by the Supreme Court of Bermuda under Section 106(6) of the Companies Act (the “Appraised Fair Value”) is greater than the Per Share Merger Consideration with respect to Shares, or the value of the preference shares of the Surviving Company with respect to the Company Preference Shares, as the case may be, be entitled to receive such difference from the Surviving Company by payment made within one (1) month after such Appraised Fair Value is finally determined pursuant to such appraisal procedure.

(b)

In the event that a holder fails to exercise, effectively withdraws or otherwise waives any right to appraisal (each, an “Appraisal Withdrawal”), such holder’s Dissenting Shares shall be cancelled and converted as of the Effective Time into the right to receive, in the case of Shares, the Common Merger Consideration pursuant to Section 3.1(a) of the Plan of Merger, without interest and subject to any required withholding of Taxes as provided Section 3.2(h), and in the case of Company Preference Shares, the preference shares of the Surviving Company, or, subject to Section 3.1(d) of the Plan of Merger, the amount payable in redemption thereof, in each case in accordance with Section 3.1(d) of the Plan of Merger.

(c)

The Company shall give Parent (A) prompt (but in any event within 48 hours of the Company’s receipt of such demand) written notice of (I) any demands for appraisal of Dissenting Shares or Appraisal Withdrawals and any other written instruments, notices, petitions or other communication received by the Company in connection with the foregoing and (II) to the extent that the Company has Knowledge thereof, any applications to the Supreme Court of Bermuda for appraisal of the fair value of the Dissenting Shares and (B) to the extent permitted by applicable Law, the opportunity to direct any settlement negotiations and proceedings with respect to any demands for appraisal under the Companies Act; provided Parent shall as promptly as practicable (x) keep the Company reasonably informed with respect to the status thereof and (y) give the Company a reasonable opportunity to participate in the defense or settlement (at the Company’s sole expense and subject to a customary joint defense agreement) of any demands for appraisal under the Companies Act and shall consider in good faith the Company’s advice with respect thereto. The Company shall not, without the prior written consent of Parent, voluntarily make any payment with respect to, offer to settle or settle any such demands or applications, or waive any failure to timely deliver a written demand for appraisal or to timely take any other action to exercise appraisal rights in accordance with the Companies Act. The payment of any amount payable to holders of Dissenting Shares shall be the obligation of the Surviving Company.

10.	The termination, notice, amendment and waiver provisions set out in Articles IX and X of the Plan of Merger shall apply to this Agreement as such provisions apply to the Plan of Merger.

11.

This Agreement may be executed in any number of counterparts, each of which when so executed shall be deemed an original but all such counterparts shall constitute one and the same instrument. Delivery of a counterpart signature page by facsimile transmission or by e-mail transmission of an Adobe Portable Document Format file (or similar electronic record) shall be effective as delivery of an executed counterpart signature page.

MERGER AGREEMENT

12.	Governing Law; Jurisdiction

(a)

This Agreement and all Proceedings against any Party in connection with, arising out of or otherwise relating to this Agreement, shall be interpreted, construed, governed by, and enforced in accordance with, the Laws of the State of Delaware, including, subject to Section 10.1 of the Plan of Merger, its statutes of limitations, without regard to the conflicts of Law provisions, rules or principles thereof (or any other jurisdiction) to the extent that such provisions, rules or principles would direct a matter to another jurisdiction except to the extent that the provisions of the Laws of Bermuda are mandatorily applicable.

(b)

Each of the Parties agrees that: (i) it shall bring any Proceeding against any other Party in connection with, arising out of or otherwise relating to this Agreement or the Transactions exclusively in the Chosen Courts (except to the extent any such Proceeding mandatorily must be brought in Bermuda); and (ii) solely in connection with such Proceedings, (A) irrevocably and unconditionally submits to the exclusive jurisdiction of the Chosen Courts, (B) irrevocably waives any objection to the laying of venue in any such Proceeding in the Chosen Courts, (C) irrevocably waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any Party, (D) agrees that mailing of process or other papers in connection with any such Proceeding in the manner provided in Section 10.2 of the Plan of Merger or in such other manner as may be permitted by applicable Law shall be valid and sufficient service thereof and (E) it shall not assert as a defense any matter or claim waived by the foregoing clauses (A) through (D) of this Section 12(b) or that any Order issued by the Chosen Courts may not be enforced in or by the Chosen Courts.

(c)

EACH PARTY HERETO HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAWS, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION ARISING OUT OF THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT OR THE PERFORMANCE OF SERVICES THEREUNDER OR RELATED THERETO (INCLUDING ANY ACTION, PROCEEDING OR COUNTERCLAIM).

[Signature page follows]

MERGER AGREEMENT

IN WITNESS WHEREOF the parties hereto have executed this Agreement the day and year first above written.

Signed for and on behalf of

Textainer Group Holdings Limited

By
Name
Title

Signed for and on behalf of

TYPEWRITER PARENT LTD.

By
Name
Title

Signed for and on behalf of

TYPEWRITER MERGER SUB LTD.

By
Name
Title

Annex C

Global Corporate & Investment Banking

BofA Securities, Inc.

One Bryant Park, New York, NY 10036

October 22, 2023

The Board of Directors

Textainer Group Holdings Limited

Century House, 16 Par-La-Ville Road

Hamilton HM 08, Bermuda

Members of the Board of Directors:

We understand that Textainer Group Holdings Limited (“Textainer”) proposes to enter into an Agreement and Plan of Merger (the “Agreement”), among Textainer, Typewriter Parent Ltd. (“Parent”) and Typewriter Merger Sub Ltd., a subsidiary of Parent (“Merger Sub”), pursuant to which, among other things: (i) Merger Sub will merge with and into Textainer (the “Merger”) with Textainer being the surviving company; (ii) each issued and outstanding common share, par value $0.01 per share, of Textainer (“Textainer Common Shares”), other than the Excluded Shares (as defined in the Agreement), will be canceled and converted automatically into the right to receive $50.00 in cash (the “Consideration”) or in the case of Textainer Common Shares traded on JSE Limited, the Rand equivalent of the Consideration at the USD/Rand Exchange Rate (as defined in the Agreement); (iii) each Series A Preference Share (as defined in the Agreement) will be (a) automatically converted into a preference share of the surviving company and entitled to the same dividend and all other preferences and privileges, voting rights, relative, participating, optional and other special rights, and qualifications, limitations and restrictions and (b) redeemed by the surviving company in exchange for an amount in accordance with the Series A Certificate of Designations; and (iv) each Series B Preference Share (as defined in the Agreement) will be (a) automatically converted into a preference share of the surviving company and entitled to the same dividend and all other preferences and privileges, voting rights, relative, participating, optional and other special rights, and qualifications, limitations and restrictions and (b) redeemed by the surviving company in exchange for an amount in accordance with the Series B Certificate of Designations. The terms and conditions of the Merger are more fully set forth in the Agreement.

You have requested our opinion as to the fairness, from a financial point of view, to the holders of Textainer Common Shares of the Consideration to be received by such holders in the Merger.

In connection with this opinion, we have, among other things:

a)	reviewed certain publicly available business and financial information relating to Textainer;

b)

reviewed certain internal financial and operating information with respect to the business, operations and prospects of Textainer furnished to or discussed with us by the management of Textainer, including certain financial forecasts relating to Textainer prepared by the management of Textainer (such forecasts, “Textainer Forecasts”);

c)	discussed the past and current business, operations, financial condition and prospects of Textainer with members of senior management of Textainer;

d)	reviewed the trading history for Textainer Common Shares and a comparison of that trading history with the trading histories of other companies we deemed relevant;

e)	compared certain financial and stock market information of Textainer with similar information of other companies we deemed relevant;

f)	compared certain financial terms of the Merger to financial terms, to the extent publicly available, of other transactions we deemed relevant;

g)	considered the results of our efforts on behalf of Textainer to solicit, at the direction of Textainer, indications of interest from third parties with respect to a possible acquisition of Textainer;

h)	reviewed a draft, dated October 22, 2023, of the Agreement (the “Draft Agreement”); and

i)	performed such other analyses and studies and considered such other information and factors as we deemed appropriate.

In arriving at our opinion, we have assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with us and have relied upon the assurances of the management of Textainer that they are not aware of any facts or circumstances that would make such information or data inaccurate or misleading in any material respect. With respect to the Textainer Forecasts, we have been advised by Textainer, and have assumed, that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of Textainer as to the future financial performance of Textainer. We have relied, at the direction of Textainer, upon the assessment of the management of Textainer as to the potential impact of market, governmental and regulatory trends and developments relating to or affecting Textainer and its business. We have not made or been provided with any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Textainer, nor have we made any physical inspection of the properties or assets of Textainer. We have not evaluated the solvency or fair value of Textainer or Parent under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. We have assumed, at the direction of Textainer, that the Merger will be consummated in accordance with its terms, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Merger, no delay, limitation, restriction or condition, including any divestiture requirements or amendments or modifications, will be imposed that would have an adverse effect on Textainer, Parent or the contemplated benefits of the Merger. We have also assumed, at the direction of Textainer, that the final executed Agreement will not differ in any material respect from the Draft Agreement reviewed by us.

We express no view or opinion as to any terms or other aspects or implications of the Merger (other than the Consideration to the extent expressly specified herein), including, without limitation, the form or structure of the Merger, the form or structure, or financial or other terms, aspects or implications of any related transactions, or any terms, aspects or implications of any other agreement, arrangement or understanding entered into in connection with or related to the Merger or otherwise. Our opinion is limited to the fairness, from a financial point of view, of the Consideration to be received by holders of Textainer Common Shares and no opinion or view is expressed with respect to any consideration received in connection with the Merger by the holders of any other class of securities, creditors or other constituencies of any party. In addition, no opinion or view is expressed with respect to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to any of the officers, directors or employees of any party to the Merger, or class of such persons, relative to the Consideration or otherwise. Furthermore, no opinion or view is expressed as to the relative merits of the Merger in comparison to other strategies or transactions that might be available to Textainer or in which

Textainer might engage or as to the underlying business decision of Textainer to proceed with or effect the Merger. We are also not expressing any view or opinion with respect to, and we have relied, at the direction of Textainer, upon the assessment of representatives of Textainer regarding legal, regulatory, accounting, tax and similar matters relating to Textainer or the Merger, as to which matters we understand that Textainer obtained such advice as it deemed necessary from qualified professionals. In addition, we express no opinion or recommendation as to how any stockholder should vote or act in connection with the Merger or any other matter.

We have acted as financial advisor to the Board of Directors of Textainer in connection with the Merger and will receive a fee for our services, a portion of which is payable upon delivery of this opinion and a significant portion of which is contingent upon consummation of the Merger. In addition, Textainer has agreed to reimburse our expenses and indemnify us against certain liabilities arising out of our engagement.

We and our affiliates comprise a full service securities firm and commercial bank engaged in securities, commodities and derivatives trading, foreign exchange and other brokerage activities, and principal investing as well as providing investment, corporate and private banking, asset and investment management, financing and financial advisory services and other commercial services and products to a wide range of companies, governments and individuals. In the ordinary course of our businesses, we and our affiliates may invest on a principal basis or on behalf of customers or manage funds that invest, make or hold long or short positions, finance positions or trade or otherwise effect transactions in equity, debt or other securities or financial instruments (including derivatives, bank loans or other obligations) of Textainer and certain of its affiliates, and Stonepeak Partners LP, an affiliate of Parent (“Stonepeak”), and certain affiliates and portfolio companies of Stonepeak.

We and our affiliates, in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to Textainer and certain of its affiliates, and have received or in the future may receive compensation for the rendering of these services, including (i) having acted or acting as a manager and/or underwriter for a debt offering of an affiliate of Textainer, and (ii) having acted or acting as an administrative agent, arranger and bookrunner for, and/or as a lender under, certain term loans, credit and leasing facilities and other credit arrangements of Textainer and/or certain of its affiliates.

In addition, we and our affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to Stonepeak and certain of its affiliates and portfolio companies and have received or in the future may receive compensation for the rendering of these services, including (i) having acted or acting as a financial advisor to Stonepeak in connection with an acquisition transaction, (ii) having acted or acting as a bookrunner, initial purchaser and/or underwriter for a debt offering of an affiliate of Stonepeak, (iii) having acted or acting as an arranger and bookrunner for, and/or as a lender under, certain term loans, credit facilities and other credit arrangements of Stonepeak and/or certain of its affiliates and portfolio companies (including acquisition financing), (iv) having provided or providing certain derivatives and other trading services to Stonepeak and/or certain of its affiliates and portfolio companies, and (v) having provided or providing certain treasury management products and services to Stonepeak and/or certain of its affiliates and portfolio companies.

It is understood that this letter is for the benefit and use of the Board of Directors of Textainer (in its capacity as such) in connection with and for purposes of its evaluation of the Merger.

Our opinion is necessarily based on financial, economic, monetary, market and other conditions and circumstances as in effect on, and the information made available to us as of, the date hereof. As you are aware, the credit, financial and stock markets have been experiencing unusual volatility and we express no opinion or view as to any potential effects of such volatility on Textainer or the Transaction. It should be understood that subsequent developments may affect this opinion, and we do not have any obligation to update, revise, or reaffirm this opinion. The issuance of this opinion was approved by a fairness opinion review committee of BofA Securities, Inc.

Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, we are of the opinion on the date hereof that the Consideration to be received in the Merger by holders of Textainer Common Shares is fair, from a financial point of view, to such holders.

Very truly yours,

BOFA SECURITIES, INC.

Using a black ink pen, mark your votes with an X as shown in this example. Please do not write outside the designated areas. Your vote matters – here’s how to vote! You may vote online or by phone instead of mailing this card. Votes submitted electronically must be received by February 21, 2024 at 11:59 p.m., Bermuda time. Online Go to www.investorvote.com/TGH or scan the QR code — login details are located in the shaded bar below. Phone Call toll free 1-800-652-VOTE (8683) within the USA, US territories and Canada Save paper, time and money! Sign up for electronic delivery at www.investorvote.com/TGH Special General Meeting Proxy Card IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. A Proposals — The Board of Directors recommends a vote FOR Proposals 1 and 2. 1. Proposal to approve and adopt (a) the Agreement and Plan of Merger, dated as of October 22, 2023 (as it may be amended from time to time, the “Merger Agreement”), by and among the Company, Typewriter Parent Ltd., an exempted company limited by shares incorporated under the Companies Act (2023 Revision) of the Cayman Islands (“Parent”), and Typewriter Merger Sub Ltd., an exempted company limited by shares incorporated under the Laws of Bermuda and a subsidiary of Parent (“Merger Sub”), (b) the form of Statutory Merger Agreement (as it may be amended from time to time, the “Statutory Merger Agreement”), by and among the Company, Parent, and Merger Sub, substantially in the form set forth in Exhibit B to the Merger Agreement, pursuant to which Merger Sub will merge with and into the Company (the “Merger”), with the Company continuing as the surviving company and a subsidiary of Parent and (c) the transactions contemplated thereby, including the Merger. For Against Abstain 2. Proposal to adjourn the Special Meeting, if necessary and appropriate, to solicit additional proxies if there are not sufficient votes to approve the Merger Proposal. For Against Abstain B Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below Please sign exactly as name appears on your share certificate(s). When shares are held by joint tenants, all should sign. When signing as an attorney, executor, administrator, trustee or guardian, please indicate in what capacity. If signing for a corporation, please provide the full corporate name as well as signature(s) and title(s) of its authorized officer(s). If signing for a partnership, please provide the full partnership name as well as signature(s) of its authorized partner(s). The signer hereby revokes all proxies heretofore given by the signer to vote at said meeting or any adjournment thereof. In his discretion, the Proxy is authorized to vote upon such other matters as may properly come before the meeting. Date (mm/dd/yyyy) — Please print date below. Signature 1 — Please keep signature within the box. Signature 2 — Please keep signature within the box.

Small steps make an impact. Help the environment by consenting to receive electronic delivery, sign up at www.investorvote.com/TGH IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. Proxy — TEXTAINER GROUP HOLDINGS LIMITED SPECIAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD FEBRUARY 22, 2024 THIS PROXY CARD IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS This Proxy Card is solicited on behalf of the Board of Directors of Textainer Group Holdings Limited, a Bermuda company (the “Company”), for use only at the Company’s Special General Meeting of Shareholders to be held February 22, 2024 at the Company’s registered office at Century House, 16 Par-La-Ville Road, Hamilton HM 08, Bermuda at 1:30 p.m. (Bermuda time) and at any postponement or adjournment(s) thereof (the “Special Meeting”). The Special Meeting may also be attended by telephone at 1-877-407-9039 or 1-201-689-8470. The undersigned, being a shareholder of the Company, hereby appoints Olivier Ghesquiere, President and Chief Executive Officer of the Company, as proxy of the undersigned (the “Proxy”), with full powers of substitution, to vote on the undersigned’s behalf, all common shares, par value $0.01 per share, 7.000% Series A Cumulative Redeemable Perpetual Preference Shares, par value $0.01 per share (each a “Series A Preference Share”), the depositary shares representing a 1/1000th interest in each such Series A Preference Share, 6.250% Series B Cumulative Redeemable Perpetual Preference Shares, par value $0.01 per share (each a “Series B Preference Share”), and the depositary shares representing a 1/1000th interest in each such Series B Preference Share of the Company of the undersigned at the Special Meeting, as designated on the reverse side of this Proxy Card. This Proxy Card (when properly executed, returned and not revoked) will be voted in accordance with the instructions, if any, given thereon. If no instructions are provided in this Proxy Card (when properly executed, returned and not revoked) it will be voted FOR each of Proposals One and Two in accordance with the proxyholder’s best judgment as to any other business as may properly come before the Special Meeting. The Board of Directors unanimously recommends a vote FOR each of Proposals One and Two. CONTINUED AND TO BE SIGNED ON REVERSE SIDE SEE REVERSE SIDE C Non-Voting Items Change of Address — Please print new address below.

TEXTAINER GROUP HOLDINGS LIMITED Century House 16 Par La-Ville Road Hamilton HM 08 Bermuda FORM OF PROXY This Proxy Form is solicited on behalf of the Board of Directors of Textainer Group Holdings Limited, a Bermuda company (the “Company”), for use only at the special general meeting of the shareholders of the Company to be held on 22 February 2024 at the Company’s registered office at Century House, 16 Par-La-Ville Road, Hamilton HM 08, Bermuda at 1:30 p.m. (Bermuda time) and at any postponement or adjournment(s) thereof (the “Special Meeting”). This Proxy Form is being sent together with the proxy statement to Shareholders of the Company. This Proxy Form (when properly executed, returned and not revoked) will be voted in accordance with the instructions, if any, given thereon. If no instructions are provided in this Proxy Form (when properly executed, returned and not revoked) it will be voted FOR Proposals One and Two and in accordance with the proxyholder’s best judgment as to any other business as may properly come before the Special Meeting. The Board of Directors unanimously recommends a vote FOR Proposals One and Two. For use only by Textainer Group Holdings Limited ordinary Shareholders who: hold their Company Common Shares in certificated form (“Certificated ordinary Shareholders”) have Dematerialised their Company Common Shares with ‘own-name’ registration (“Dematerialised ordinary Shareholders”), Dematerialised ordinary Shareholders who do not have ‘own-name’ registration who wish to attend or send a proxy to represent them at the Special Meeting must inform their CSDP or Broker of their intention to attend or be represented at the Meeting and request their CSDP or Broker to issue them with the relevant Letter of Representation to attend or be represented at the Special Meeting and vote. If they do not wish to attend or be represented at the Special Meeting, they must provide their CSDP or Broker with their voting instructions in terms of the relevant Custody Agreement entered into between them and the CSDP or Broker. In the absence of such instructions, the CSDP or Broker will be obliged to vote in accordance with the instructions contained in the Custody Agreement mandate between them and their CSDP or Broker. These Shareholders must not use this form of proxy. I/We (Full namein print) of (address) Telephone work Mobile number being the holder of Company Common Shares in theCompany, hereby appoint: 1. Olivier Ghesquiere, President and CEO of Textainer Group Holdings Limited or failing him/her 2. or failing him/her 3. the Chairman of the Special Meeting, as my/our proxy to attend, speak and vote for me/us at the Special Meeting for the purpose of considering and, if deemed fit, passing, with or without modification, the resolutions to be proposed thereat and at any adjournment thereof, and to vote for and/or against the resolutions and/or abstain from voting in respect of the Company Common Shares registered in my/our name(s), in accordance with the following instruction (see notes): Number of Company Common Shares* For Against Abstain 1. Merger Proposal Proposal to approve and adopt (a) the Agreement and Plan of Merger, dated as of October 22, 2023 (as it may be amended from time to time, the “Merger Agreement”), by and among the Company, Typewriter Parent Ltd., an exempted company limited by shares incorporated under the Companies Act (2023 Revision) of the Cayman Islands (“Parent”), and Typewriter Merger Sub Ltd., an exempted company limited by shares incorporated under the Laws of Bermuda and a subsidiary of Parent (“Merger Sub”), (b) the form of Statutory Merger Agreement (as it may be amended from time to time, the “Statutory Merger Agreement”), by and among the Company, Parent, and Merger Sub, substantially in the form set forth in Exhibit B to the Merger Agreement, pursuant to which Merger Sub will merge with and into the Company (the “Merger”), with the Company continuing as the surviving company and a subsidiary of Parent and (c) the transactions contemplated thereby, including the Merger 2. Adjournment Proposal Proposal to adjourn the Special Meeting, if necessary and appropriate, to solicit additional proxies if there are not sufficient votes to approve the Merger Proposal *Note: One vote per Company Common Share held by Shareholders. Shareholders must insert the relevant number of Company Common Shares they wish to vote in the appropriate box provided or “X” should they wish to vote all Company Common Shares held by them. If this JSE Form of Proxy is returned without an indication as to how the proxy should vote on any particular matter, the proxy will exercise his/her discretion as to whether, and if so, how he/she votes. Signed at on this day of 2024 Signature(s) State capacity and full name Each Shareholder is entitled to appoint one or more proxy(ies) (who need not be Shareholder(s) of Textainer) to attend, speak and vote in his/her stead at the Special Meeting. Please read the notes below on the reverse hereof.

Important notes about the Special Meeting 1. This JSE Form of Proxy must only be used by Certificated Shareholders and Dematerialised Shareholders with Own-name Registration on the JSE Register. 2. Dematerialised Shareholders other than those with “own-name” registration are reminded that the onus is on them to communicate with their CSDP or broker. 3. Each Shareholder is entitled to appoint one or more proxies (who need not be a Shareholder(s) of the Company) to attend, speak and on poll, vote in place of that Shareholder at the Special Meeting. 4. A Shareholder may insert the name of a proxy or the names of two alternative proxies of the Shareholder’s choice in the spaces provided, with or without deleting “the chairman of the Special Meeting”. The person whose name stands first on the JSE Form of Proxy and who is present at the Special Meeting will be entitled to act as proxy to the exclusion of those names that follow. 5. A Shareholder’s instructions to the proxy must be indicated by the insertion of the relevant number of votes exercisable by that Shareholder or an “X” should that Shareholder wish the proxy to vote all Company Common Shares held by them in the appropriate box(es) provided. Failure to comply with the above will be deemed to authorise the chairman of the Special Meeting, or any other proxy to vote or to abstain from voting at the Special Meeting as she/he deems fit, in respect of all the Shareholder’s votes exercisable thereat. 6. Documentary evidence establishing the authority of a person signing this JSE Form of Proxy in a representative capacity must be attached to this JSE Form of Proxy, unless previously recorded by the Company’s transfer office or waived by the chairman of the Special Meeting. 7. The chairman of the Special Meeting may reject or accept any JSE Form of Proxy which is completed and/or received other than in accordance with these instructions, provided that he is satisfied as to the manner in which a Shareholder wishes to vote. 8. Any alterations or corrections to this JSE Form of Proxy must be initialled by the signatory(ies). 9. The completion and lodging of this JSE Form of Proxy will not preclude the relevant Shareholder from attending the Special Meeting and speaking and voting in person thereat to the exclusion of any proxy appointed in terms hereof, should such Shareholder wish to do so. 10. A minor must be assisted by her/his parent or guardian unless relevant documents establishing her/his legal capacity are produced or have been registered by the Company. 11. Where there are joint holders of any Share: – any one holder may sign this JSE Form of Proxy; and – the vote(s) of the senior Shareholders (for that purpose of seniority will be determined by the order in which the names of Shareholders appear in the JSE Register) who tenders a vote (whether in person or by proxy) will be accepted to the exclusion of the vote(s) of the joint Shareholder(s). 12. person wishing to participate in the Special Meeting (including any representative or proxy) must provide reasonably satisfactory identification before they may attend or participate at such Special Meeting. 13. The Special Meeting may also be attended by telephone at 1-877-407-9039 or 1-201-689-8470. 14. Any alteration or correction made to this JSE Form of Proxy, other than the deletion of alternatives, must be initialled by the signatory/ies. 15. JSE Forms of Proxy should be lodged with or mailed to Computershare Investor Services Proprietary Limited: Hand deliveries to: Computershare Investor Services Proprietary Limited Rosebank Towers 15 Biermann Avenue Rosebank Johannesburg, 2196 South Africa Electronic mail deliveries to: Computershare Investor Services Proprietary Limited proxy@computershare.co.za Postal deliveries to: Computershare Investor Services Proprietary Limited Private Bag X9000 Saxonwold, 2132 South Africa so as to be received by no later than 7:30 p.m (South African time) on 20 February 2024 (or 48 hours before any adjourned special meeting which date, if necessary, will be notified on SEM, SENS and via RIS).